 Exhibit 99.1
           , 2026
Dear FedEx Corporation Stockholder:
On December 19, 2024, FedEx announced its intent to separate FedEx Freight, creating two industry-leading public companies, marking an important milestone in our value-creation strategy. FedEx Freight will be comprised of FedEx’s less-than-truckload (LTL) freight transportation services business, including FedEx Custom Critical, LTL Select, and other businesses operated under FedEx’s FedEx Freight reporting segment.
FedEx Freight is the largest North American LTL carrier with a robust focus on safety, speed, service, and reliability. It is a long-standing partner to a diversified and attractive customer base across historically resilient and high-growth industry verticals. As a standalone business, FedEx Freight will be well-positioned to unlock its full value potential with an expanded, dedicated LTL salesforce, an integrated and digitally enabled technology platform, and optimized operations focused on enhanced efficiency and service. FedEx Freight will be positioned to build on its strong financial foundation, which includes stable margins and significant cash flow generation, to extend its leadership position in the LTL market. Led by an experienced leadership team with strong industry, sales, and operating track records, underpinned by a culture of excellence, FedEx Freight is poised for long-term success. The separation will provide each of FedEx and FedEx Freight with a distinct equity currency that can be used to compensate its employees and pursue strategic acquisitions and other financial and strategic objective, and will allow each company to have greater flexibility to pursue innovation, capture profitable growth opportunities, adapt to changing customer needs, and deploy capital in a manner that is optimized for its own strategy and business needs.
Upon the spin-off of FedEx Freight, FedEx will remain a market leader due to its leading integrated global network and well positioned infrastructure. As a separate company, FedEx will continue executing on its strategic initiatives and will strengthen its leading value proposition with an emphasis on delivering outstanding service, continuing to provide differentiation in premium segments, increasing focus on higher-yielding services, and building a leading technology platform. The separation comes at a pivotal time as the FedEx network transformation continues and the company deploys assets to maximize efficiency and drive profitability to capitalize on significant global trade and supply chain reshaping. FedEx is at the center of an interconnected world with tremendous opportunity ahead.
The separation will be achieved through the distribution by FedEx of at least 80.1% of the outstanding shares of FedEx Freight’s common stock on a pro rata basis to the holders of FedEx common stock. We expect that the distribution will be tax-free to holders of FedEx common stock for U.S. federal income tax purposes, except for cash that stockholders may receive (if any) in lieu of fractional shares. The number of shares of FedEx Freight common stock that you will be entitled to receive for each share of FedEx common stock that you own on the record date for the distribution will be determined closer to the spinoff date.
FedEx intends to retain up to a 19.9% stake in FedEx Freight in order to increase financial flexibility and support optimal capital structures for both FedEx and FedEx Freight, with the intent to dispose of the stake tax-efficiently within a timely manner following the distribution.
FedEx Freight intends to apply to list its common stock on the New York Stock Exchange under the ticker symbol “FDXF.” FedEx common stock will continue to trade on the New York Stock Exchange under the symbol “FDX.”
We encourage you to read the attached information statement carefully. The information statement describes the separation in detail and contains important business and financial information about FedEx Freight.

We are confident that the FedEx Freight separation and the continued execution of our strategic priorities will unlock significant stockholder value and appreciate your continued support of FedEx and FedEx Freight in the years ahead.
Sincerely,
R. Brad Martin
Chairman of the Board
FedEx Corporation

Dear Future FedEx Freight Stockholder:
I am excited to welcome you as a stockholder of FedEx Freight as we become an independent, publicly traded company following the planned separation from FedEx Corporation. We are the largest North American less-than-truckload (LTL) freight carrier, connecting and advancing modern supply chains across critical industries with safety, speed, service, and reliability. Our services and solutions support companies of all sizes, industries, and specialties, and our proximity to our customers allows us to transport their goods quickly, reliably, and efficiently, all with superior service. FedEx Freight is at the center of the re-industrialization of the United States, providing high-value-added LTL services through a fully integrated digital and physical network while operating with a safety-focused and ethical approach.
Headquartered in Memphis, Tennessee, FedEx Freight generated $8.9 billion of revenue and $1.4 billion of operating income in fiscal year 2025. With almost 60 years of experience, we have established an industry-leading network and one of the strongest reputations in the LTL market, all underscored by our demonstrated track record for executing with excellence. Our differentiated portfolio of offerings and dedicated employees address some of the biggest challenges facing North American companies, including supply chain visibility, reliability, and consistent service levels. FedEx Freight helps our customers unlock better outcomes and, ultimately, enables their success through two service offerings, a differentiated network, and digital tools to help customers manage their supply chains.
FedEx Freight’s existing geographic footprint and cost structure allow us to scale efficiently, price competitively, and maintain strong margins — even in more cyclical market segments — by combining operational leverage, technology-enabled efficiencies, and disciplined capital deployment. As we embark on this next chapter, we are well-positioned to provide superior customer experiences, accelerate profitable growth, and unlock long-term value. We intend to build on our key strengths, which include a differentiated dual-service model, market-leading scale and proximity to customers, long-standing customer relationships, and deep integration of advanced technology across operations and customer interfaces. We will leverage our comprehensive network to deliver cost and service advantages to our customers, while continuing to invest in proprietary digital tools designed to enhance visibility, efficiency, and pricing accuracy. We have a stable, diversified customer base defined by long-term relationships with clients in historically resilient sectors, which will anchor our growth. Our expertise has been developed over many decades, with a highly skilled and trained frontline workforce who represent FedEx Freight’s core values and dedication to outstanding service.
We plan to list our common stock on the New York Stock Exchange under the symbol “FDXF.” I encourage you to read the attached information statement to learn more about the exciting opportunities ahead for FedEx Freight.
I am looking forward to introducing FedEx Freight to you, and to earning your support and trust as we execute on our strategy. Our strong customer value proposition in the LTL market and our proven track record of strong operational execution position us for success as an independent, industry-leading public company. We will build on our core competitive advantages, accelerate profitable growth, and deliver long-term value for our stockholders.
Sincerely,
John A. Smith
President and Chief Executive Officer — Select
FedEx Freight Holding Company, Inc.

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Subject to Completion — Dated January 16, 2026
INFORMATION STATEMENT
FedEx Freight Holding Company, Inc.
Common Stock
(par value $0.10 per share)

We are sending you this Information Statement in connection with the spin-off (“Spin-Off”) by FedEx Corporation (“FedEx”) of its wholly owned subsidiary, FedEx Freight Holding Company, Inc. (together with its subsidiaries, “FedEx Freight,” the “Company,” “we,” “us,” or “our”), which holds FedEx’s less-than-truckload freight transportation services business.
To consummate the Spin-Off, FedEx will distribute at least 80.1% of the outstanding shares of our common stock on a pro rata basis to the holders of FedEx common stock. We expect that the distribution of our common stock will be tax-free to holders of FedEx common stock for U.S. federal income tax purposes, except for cash that stockholders may receive (if any) in lieu of fractional shares.
If you are a record holder of FedEx common stock as of the close of business on       , 2026, which is the record date for the Spin-Off, you will be entitled to receive          share[s] of our common stock for every share[s] of FedEx common stock that you hold on that date. FedEx will distribute shares of our common stock in book-entry form, which means that we will not issue physical stock certificates. The Distribution Agent (as defined below) will not distribute any fractional shares of our common stock. Instead, the Distribution Agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices, and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution. Following the Spin-Off, FedEx will own up to 19.9% of the outstanding shares of our common stock.
The Spin-Off will be effective as of         , Central Time, on         , 2026. Immediately after the Spin-Off becomes effective, FedEx Freight will be an independent, publicly traded company.
FedEx stockholders are not required to vote on or take any other action to approve the Spin-Off. We are not asking you for a proxy, and request that you do not send us a proxy. FedEx stockholders will not be required to pay any consideration for the shares of our common stock they receive in the Spin-Off, and they will not be required to surrender or exchange their shares of FedEx common stock or take any other action in connection with the Spin-Off.
No trading market for our common stock currently exists. We expect, however, that a limited trading market for our common stock, commonly known as a “when-issued” trading market, will develop shortly prior to the Distribution Date (as defined below), and we expect “regular-way” trading of our common stock will begin on the first trading day after the Distribution Date. We intend to apply to list our common stock on the New York Stock Exchange under the ticker symbol “FDXF.” Following the Spin-Off, FedEx common stock will continue to trade on the New York Stock Exchange under the symbol “FDX.”
In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 13 of this Information Statement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.
This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.
This Information Statement is first being made available to FedEx stockholders on or about                 , 2026.

The date of this Information Statement is          , 2026.
FedEx first mailed a Notice of Internet Availability of Information Statement Materials containing instructions on how to access this Information Statement to its stockholders on or about           , 2026.

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TRADEMARKS AND COPYRIGHTS
The logos, trademarks, service marks, trade names, and copyrights referred to in this Information Statement, in addition to those used in conjunction with the operation of our business, belong to us, or are licensed for our use. Other logos, trademarks, service marks, trade names, and copyrights referred to in this Information Statement are the property of their respective owners. We do not intend our use or display of other companies’ logos, trademarks, service marks, trade names, or copyrights to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, we refer to our intellectual property assets in this Information Statement, which are protected under applicable intellectual property laws, without the TM, SM, ® and © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our intellectual property assets or the rights of the applicable licensor to these logos, trademarks, service marks, trade names, and copyrights.
INDUSTRY, RANKING, AND MARKET DATA
This Information Statement contains various historical and projected information concerning our industry, the markets in which we participate, and our positions in these markets. Some of this information is from industry publications and other third-party sources, and other information is from our own analysis of data received from these third-party sources and our own internal data. All of this information involves a variety of assumptions, limitations and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates.
BASIS OF PRESENTATION
Unless otherwise indicated or the context otherwise requires, references in this Information Statement to:
(i)
the “Board” or “our Board” refers to the board of directors of the Company;

(ii)
the “bylaws” refers to our amended and restated bylaws that will become effective as part of the Spin-Off, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part;

(iii)
the “certificate of incorporation” refers to our amended and restated certificate of incorporation that will become effective as part of the Spin-Off, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part;

(iv)
the “Company,” “FedEx Freight,” “we,” “us,” and “our” refer to FedEx Freight Holding Company, Inc. and its direct and indirect subsidiaries after giving effect to the Spin-Off or, when referencing the time period prior to the Spin-Off, FedEx Freight, Inc. (which will be a wholly owned subsidiary of FedEx Freight Holding Company, Inc. following the Spin-Off) and its direct and indirect subsidiaries;

(v)
the “Exchange” refers to the New York Stock Exchange;

(vi)
“Federal Express” refers to Federal Express Corporation, a wholly owned subsidiary and business segment of FedEx;

(vii)
“FedEx” or the “Parent” refers to FedEx Corporation and its direct and indirect subsidiaries;

(viii)
the “FedEx Board” refers to the board of directors of FedEx;

(ix)
“FedEx Custom Critical” refers to FedEx Custom Critical, Inc., a wholly owned subsidiary of FedEx Freight;

(x)
“FedEx Dataworks” refers to FedEx Dataworks, Inc., a wholly owned subsidiary and operating segment of FedEx;

(xi)
the “FedEx Freight Business” refers to FedEx’s less-than-truckload (“LTL”) freight transportation services business, including FedEx Freight Direct and LTL Select, and the other businesses, including FedEx Custom Critical, included in FedEx’s FedEx Freight reporting segment as of immediately prior to the Spin-Off.

(xii)
“stockholders” refers to stockholders of FedEx or FedEx Freight, depending on the context;

(xiii)
the “Reorganization Transactions” refer to a series of internal reorganization transactions that FedEx will undertake prior to the Spin-Off, pursuant to which, among other transactions, FedEx Freight will hold, through its subsidiaries, the FedEx Freight Business; and

(xiv)
the “Spin-Off” refers to the transaction in which FedEx will distribute to its stockholders at least 80.1% of the shares of our common stock.

Certain percentages and other figures provided and used in this Information Statement may not add up to 100.0% due to the rounding of individual components. In this Information Statement, we present estimated U.S. dollar amounts for the industries in which we operate.
QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF
The following provides only a summary of certain information regarding the Spin-Off and FedEx’s reasons therefor. You should read this Information Statement in its entirety for a more detailed description of the matters described below.
Q:
What is the Spin-Off?

A:
On December 19, 2024, FedEx announced its plans to pursue a full separation (through the capital markets) of FedEx Freight, which at the time of the Spin-Off will hold the FedEx Freight Business, creating a new publicly traded company. To accomplish this, FedEx intends to execute the Spin-Off by distributing at least 80.1% of the outstanding shares of FedEx Freight common stock on a pro rata basis to the holders of FedEx common stock. We expect that the distribution of our common stock will be tax-free to holders of FedEx common stock for U.S. federal income tax purposes, except for cash that stockholders may receive (if any) in lieu of fractional shares. Following the Spin-Off, FedEx and FedEx Freight will continue to pursue their growth strategies as two industry-leading public companies.

Q:
Why am I receiving this document?

A:
FedEx is making this document available to you because you are a FedEx stockholder. If you are a holder of FedEx common stock as of the close of business on the Record Date (as defined below), you will be entitled to receive a distribution of       share[s] of our common stock for every      share[s] of common stock of FedEx that you hold on that date. This document will help you understand how the Spin-Off will result in your ownership of shares in the Company and the operations of the Company as a stand-alone entity.

Q:
What are the reasons for the Spin-Off?

A:
The Spin-Off will enable FedEx and FedEx Freight to create two independent public stock listings with distinct stockholder bases and provide each of FedEx and FedEx Freight with its own distinct equity currency that relates solely to its respective business, which it can use to compensate its employees and pursue strategic acquisitions and other financial and strategic objectives. The Spin-Off is expected to produce other benefits for both FedEx and FedEx Freight, including providing greater flexibility to pursue innovation, capture profitable growth opportunities, and adapt to changing customer needs, and will permit each company to deploy capital in a manner that is optimized for its own strategy and business needs. The FedEx Board believes that the Spin-Off is in the best interests of FedEx and its stockholders. See “The Spin-Off — Reasons for the Spin-Off.”

Q:
Why is our separation structured as a spin-off?

A:
FedEx believes that a distribution of our shares that is tax-free to FedEx and its stockholders for U.S. federal income tax purposes is the most efficient way to separate the FedEx Freight Business from FedEx.

Q:
Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?

A:
Yes, the completion of the Spin-Off is subject to the satisfaction or waiver of certain conditions. Any of these conditions may be waived by FedEx to the extent such waiver is permitted by law. In addition, FedEx may at any time until the Spin-Off decide to abandon the Spin-Off or modify or change the terms of the Spin-Off. See “The Spin-Off — Conditions to the Spin-Off.” Alternatively, FedEx may waive any of the conditions to the Spin-Off and proceed with the Spin-Off even if all such conditions have not been met. If FedEx waives any such condition, such waiver could have a material adverse effect on FedEx’s and/or FedEx Freight’s respective business, financial condition, or results of operations, the trading price of FedEx’s and/or FedEx Freight’s common stock, as applicable, or the ability of stockholders to sell their shares after the Spin-Off, including as a result of illiquid trading due to the failure of our common stock to be accepted for listing. Any such waivers may also lead to litigation aimed to obtain preliminary or permanent injunctions sought to prevent the consummation of the Spin-Off. If FedEx elects to proceed with the Spin-Off notwithstanding that one or more of the conditions to the Spin-Off has not been met, FedEx will evaluate the applicable facts and circumstances at that time and make such additional disclosure, and take such other actions as FedEx determines to be necessary or appropriate in accordance with applicable law. See “Risk Factors — Risks Relating to the Spin-Off — The Spin-Off might not be completed at all or within the envisaged time frame, and the non-recurring and recurring costs of the Spin-Off may be greater than we expected.”
In particular, if FedEx waives the condition that FedEx will receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to the effect that the Spin-Off, together with certain related transactions, will qualify for non-recognition of income, gain, and loss under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended (the “Code”), then FedEx would notify its stockholders (1) by filing an amendment to the Registration Statement on Form 10 of which this Information Statement forms a part if the waiver occurs before the Registration Statement becomes effective or (2) by filing a Current Report on Form 8-K if the waiver occurs after the Registration Statement becomes effective, as described in “The Spin-Off — Conditions to the Spin-Off.” If FedEx waives that condition and then it is determined that the Spin-Off, together with certain related transactions, does not qualify for non-recognition of income, gain, and loss under Section 355 and related provisions of the Code, then in addition to the potential material adverse effects described above, there could be material adverse tax consequences to FedEx and its stockholders. See “Risk Factors — Risks Relating to the Spin-Off — The Spin-Off could result in significant tax liability to FedEx and its stockholders if it is determined to be a taxable transaction” and “U.S. Federal Income Tax Considerations of the Spin-Off.” FedEx does not currently intend to waive this condition to the Spin-Off.
Q:
Can FedEx cancel the Spin-Off even if all conditions have been met?

A:
Yes. Until the Spin-Off has occurred, FedEx has the right to not effect the Spin-Off, even if all of the conditions are satisfied. See the section entitled “The Spin-Off — Conditions to the Spin-Off.”

Q:
Will the number of FedEx shares I own change as a result of the Spin-Off?

A:
No, the number of shares of FedEx common stock you own will not change as a result of the Spin-Off.

Q:
Will the Spin-Off affect the trading price of my FedEx common stock?

A:
FedEx believes that our separation from FedEx offers its stockholders the greatest long-term value. There can be no assurance that, following the Spin-Off, the combined trading prices of FedEx common stock and our common stock will equal or exceed what the trading price of FedEx common stock would have been in the absence of the Spin-Off. It is possible that after the Spin-Off, our and FedEx’s combined equity value will be less than FedEx’s equity value before the Spin-Off. We expect the trading price of FedEx’s shares of common stock will be lower than immediately prior to the Spin-Off, as they will no longer reflect the full value of the FedEx Freight Business. Following the Spin-Off, FedEx will own up to 19.9% of the outstanding shares of our common stock.

Q:
What will I receive in the Spin-Off in respect of my FedEx common stock?

A:
As a holder of FedEx common stock, you will receive a distribution of        share[s] of our common

stock for every        share[s] of FedEx common stock you hold on the Record Date. The Distribution Agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off — Treatment of Fractional Shares” for more information on the treatment of the fractional share you might otherwise be entitled to receive in the Spin-Off. Your proportionate interest in FedEx will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”
Q:
What is being distributed in the Spin-Off?

A:
FedEx will distribute approximately        share[s] of our common stock in the Spin-Off, based on the approximately        share[s] of FedEx common stock outstanding as of        , 2026. The actual number of shares of our common stock that FedEx will distribute will depend on the total number of shares of FedEx common stock outstanding on the Record Date. The shares of our common stock that FedEx distributes will constitute at least 80.1% of the issued and outstanding shares of our common stock at the time of the Spin-Off. Following the Spin-Off, FedEx will own up to 19.9% of the outstanding shares of our common stock. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock — Common Stock.”

Q:
What do I have to do to participate in the Spin-Off?

A:
All holders of FedEx’s common stock as of the Record Date will participate in the Spin-Off. You are not required to take any action in order to participate, but we urge you to read this Information Statement carefully. Holders of FedEx common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of FedEx common stock, in order to receive shares of our common stock in the Spin-Off. In addition, no stockholder approval of the Spin-Off is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:
What is the record date for the Spin-Off?

A:
FedEx will determine record ownership as of the close of business on         , 2026 (the “Record Date”).

Q:
When will the Spin-Off occur?

A:
The Spin-Off will be effective as of         , Central Time, on         , 2026 (the “Distribution Date”).

Q:
Who will serve as the distribution agent in connection with the Spin-Off?

A:
Computershare Trust Company, N.A. will serve as the distribution agent (the “Distribution Agent”) in connection with the Spin-Off and as transfer agent and registrar for our common stock.

Q:
How will FedEx distribute shares of our common stock?

A:
On the Distribution Date, FedEx will distribute, with the assistance of the Distribution Agent, at least 80.1% of the issued and outstanding shares of our common stock to FedEx stockholders. Following the Spin-Off, FedEx will own up to 19.9% of the outstanding shares of our common stock. The whole shares of our common stock will be credited in book-entry accounts for FedEx stockholders entitled to receive the shares in the Spin-Off. If you own FedEx common stock as of the close of business on the Record Date, the shares of our common stock that you are entitled to receive on the Distribution Date in the Spin-Off will be issued to your account as follows:

Registered stockholders: If you own your shares of FedEx common stock directly, either in book-entry form through an account at FedEx’s transfer agent (Computershare Trust Company, N.A.) and/or if you hold paper stock certificates, you are a registered stockholder. In this case, the Distribution Agent will credit the whole shares of our common stock you receive in the Spin-Off by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as will be the case in the Spin-Off.

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“Street name” or beneficial stockholders: If you own your shares of FedEx common stock beneficially through a bank, broker, or other nominee, the bank, broker, or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker, or other nominee will credit your account with the whole shares of our common stock that you receive in the Spin-Off on or shortly after the Distribution Date. We encourage you to contact your bank, broker, or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”
See “The Spin-Off — When and How You Will Receive Our Shares” for a more detailed explanation.
Q:
If I sell my shares of FedEx common stock on or before the Distribution Date, will I still be entitled to receive shares of our common stock in the Spin-Off?

A:
If you sell your shares of FedEx common stock before the Record Date, you will not be entitled to receive shares of our common stock in the Spin-Off. If you hold shares of FedEx common stock on the Record Date and decide to sell them on or before the Distribution Date, you may have the ability to choose to sell your FedEx common stock with or without your entitlement to receive our common stock in the Spin-Off. You should discuss the available options in this regard with your bank, broker, or other nominee. See “The Spin-Off — Trading Prior to the Distribution Date.”

Q:
How will fractional shares be treated in the Spin-Off?

A:
The Distribution Agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the Distribution Agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of FedEx stockholders entitled to receive a fractional share. The Distribution Agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes, and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). See “The Spin-Off — Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient FedEx stockholders for U.S. federal income tax purposes as described in the section entitled “U.S. Federal Income Tax Considerations of the Spin-Off.” The Distribution Agent will, in its sole discretion, without any influence by FedEx or us, determine when, how, and through which broker-dealer, and at what price to sell the whole shares of our common stock. The Distribution Agent is not, and any broker-dealer used by the Distribution Agent will not be, an affiliate of either FedEx or us.

Q:
What are the U.S. federal income tax consequences to me of the Spin-Off?

A:
Completion of the Spin-Off is conditioned on FedEx’s receipt of a written opinion from Skadden to the effect that the Spin-Off, together with certain related transactions, will qualify for non-recognition of income, gain, and loss under Section 355 and related provisions of the Code. It is expected that the Spin-Off will qualify as a transaction that is tax-free to FedEx and FedEx stockholders, for U.S. federal income tax purposes, under Section 355 and related provisions of the Code, and thus no gain or loss will be recognized by, or be includible in the income of a U.S. Holder (as defined in “U.S. Federal Income Tax Considerations of the Spin-Off”) as a result of the Spin-Off, except with respect to any cash received by FedEx stockholders in lieu of fractional shares. FedEx stockholders will allocate their basis in their FedEx common stock held immediately before the Spin-Off between their FedEx common stock and our common stock in proportion to their relative fair market values on the date of the Spin-Off. FedEx may also waive its receipt of the tax opinion as a condition to the completion of the Spin-Off (but does not currently intend to do so). If FedEx were to waive this condition, it would communicate such waiver to FedEx stockholders in a manner as described in “The Spin-Off — Conditions to the Spin-Off.” See “U.S. Federal Income Tax Considerations of the Spin-Off” and “Risk Factors — Risks Relating to the Spin-Off — If there is a determination that the Spin-Off, together with certain related transactions, is taxable for U.S. federal income tax purposes, then FedEx and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities” for more information regarding U.S. federal income tax considerations of the Spin-Off. You should consult your tax advisor as to the particular tax consequences of the Spin-Off to you.

Q:
How will I determine my tax basis in the FedEx Freight shares I receive in the Spin-Off?

A:
Provided that the Spin-Off qualifies as a transaction that is tax-free to FedEx stockholders (except with respect to any cash received in lieu of fractional shares) for U.S. federal income tax purposes, your aggregate tax basis in your FedEx common stock held by you immediately prior to the Spin-Off will be allocated between your FedEx common stock and FedEx Freight common stock that you receive pursuant to the Spin-Off (including any fractional share of FedEx Freight common stock for which cash is received) in proportion to the relative fair market values of such FedEx common stock and such FedEx Freight common stock on the date of the Spin-Off. FedEx will provide its stockholders with information to enable them to compute their tax basis in their FedEx and FedEx Freight shares. This information will be posted on the Investor Relations page of FedEx’s website following the Distribution Date. You should consult your tax advisor about the particular tax consequences of the Spin-Off to you, including in the event that you have acquired different blocks of shares of FedEx common stock at different times or at different prices. For a more detailed description, see the section of this Information Statement entitled “U.S. Federal Income Tax Considerations of the Spin-Off.”

Q:
What will the Company’s relationship be with FedEx following the Spin-Off?

A:
In connection with the Spin-Off, we and FedEx will enter into a Separation and Distribution Agreement and several other agreements, including the Transition Services Agreement, Tax Matters Agreement, Employee Matters Agreement, Intellectual Property Cross-License Agreement, Trademark License Agreement, Commercial Agreements, and the Stockholder and Registration Rights Agreement (each as defined below).

The Separation and Distribution Agreement will set forth our agreements with FedEx regarding the principal actions to be taken in connection with the Spin-Off, including those related to the Reorganization Transactions and the distribution of at least 80.1% of the issued and outstanding shares of our common stock at the time of the Spin-Off to FedEx’s stockholders. It will allocate the assets and liabilities to each of us and FedEx as part of the Spin-Off. The Separation and Distribution Agreement will also provide that the Spin-Off is subject to several conditions that must be satisfied or waived by FedEx in its sole discretion. For further information regarding these conditions, see the section entitled “The Spin-Off — Conditions to the Spin-Off.” Furthermore, the Separation and Distribution Agreement will include provisions governing shared contracts, intercompany accounts, insurance, and dispute resolution and provide for the release of claims and indemnification.
Pursuant to the Transition Services Agreement, each of FedEx and FedEx Freight will provide certain transitional services to the other. The services, including certain support functions such as order creation, customer data management, marketing, clearance, data and analytics, and other functions, as well as the technology operations and support technologies required for those functions, will be provided for a limited time, generally for no longer than two years following the Spin-Off, and will be provided for specified fees, which are generally based on existing allocation models and/or on a cost/cost-plus basis.
The Tax Matters Agreement will govern the parties’ respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. Pursuant to the Tax Matters Agreement, we will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the Spin-Off and certain related transactions.
Pursuant to the Commercial Agreements, we will provide FedEx, on an arm’s length basis and on market terms, with shipping and transportation services of a generally similar nature to the services provided by the FedEx Freight Business to its third-party customers, and will include short-distance transportation of goods between transportation hubs and longer-distance transportation of goods between different modes of transportation. FedEx will provide us, on an arm’s length basis and on market terms, with services that will generally consist of customs brokerage services of a generally similar nature to the services provided by FedEx’s parcel and other businesses to FedEx’s third-party customers. FedEx will also provide us, on an arm’s length basis and on market terms, with repair services for certain handheld and tablet devices and disposal services for certain technology hardware of a generally similar nature to the services provided by the FedEx Forward Depots business to FedEx’s third-party customers.

FedEx is retaining up to 19.9% of the outstanding shares of our common stock following the Spin-Off. Pursuant to the Stockholder and Registration Rights Agreement, we will agree that, upon the request of FedEx, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of such shares retained by FedEx, and FedEx will agree to vote, and grant us a proxy to vote, such shares that it retains in proportion to the votes cast by our other stockholders.
For additional information regarding the Separation and Distribution Agreement and other transaction agreements, see “Risk Factors — Risks Relating to the Spin-Off” and “Certain Relationships and Related Person Transactions.”
In order to preserve the tax-free status of the Spin-Off and certain related transactions for U.S. federal income tax purposes, FedEx must generally dispose of the retained shares of our common stock within 12 months of the completion of the Reorganization Transactions or such other amount of time permitted in accordance with the Internal Revenue Service’s applicable private letter ruling guidelines. FedEx will dispose of any such shares of our common stock through one or more subsequent exchanges of shares of our common stock in repayment of certain FedEx debt held by FedEx creditors and/or through distributions of shares of our common stock to stockholders of FedEx as dividends or in exchange for outstanding shares of FedEx common stock. See “Risk Factors — Risks Relating to Our Common Stock and the Securities Market — Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.”
Q:
Will the Company’s relationship with FedEx following the Spin-Off result in any conflicts of interest?

A:
Because of their current or former positions with FedEx, certain of our expected executive officers and directors own equity interests in both us and FedEx. Continuing ownership of FedEx shares and equity awards, or concurrently holding positions at FedEx and with us, or the familial relationship with respect to one of our expected directors described below, could create, or appear to create, potential conflicts of interest if we and FedEx face decisions that could have implications for both us and FedEx. See “Management — Corporate Governance Guidelines and Code of Conduct” for a description of the policies and procedures that will be implemented to address such actual or potential conflicts of interest.

For example, R. Brad Martin will serve as Chairman of our Board. Since September 29, 2025, Mr. Martin has served as the executive Chairman and Chairman of the FedEx Board. He previously chaired the Audit and Finance Committee of the FedEx Board and led the FedEx Board’s strategic analysis of the FedEx Freight Business that resulted in the separation decision. It is expected that he will continue serving as the executive Chairman and Chairman of the FedEx Board following the Spin-Off.
John A. Smith will serve as our President and Chief Executive Officer and as a member of our Board. Mr. Smith has been a member of the FedEx team for 25 years and currently serves as the Chief Operating Officer, United States and Canada of FedEx, a role he will step down from in connection with the Spin-Off to take on his new role as our President and Chief Executive Officer.
Samantha M. Smith will serve as a member of our Board. Ms. Smith currently serves as a staff director of global public policy at FedEx, a position she has held since 2020. She has been employed by FedEx since 2016, and it is expected that she will continue her employment at FedEx following the Spin-Off. She is the daughter of the late Frederick W. Smith, the founder of FedEx and former Executive Chairman and Chairman of the FedEx Board. Her brother, Richard W. Smith, serves as a member of the FedEx Board and as the Chief Operating Officer – International and Chief Executive Officer – Airline of Federal Express.
Robert A. King will serve as a member of our Board. Mr. King spent over four decades of his career at FedEx, most recently serving as its Corporate Vice President, Internal Audit, from March 2011 until his retirement from FedEx in January 2025.
Stephen E. Gorman will serve as a member of our Board. Mr. Gorman currently serves on the FedEx Board, a role he will step down from in connection with the Spin-Off to take on his new role as a member of our Board.

Messrs. Martin, Smith, King, and Gorman and Ms. Smith, along with certain other members of our management team, have an economic interest in FedEx through their ownership of its shares and/or equity awards.
Such directors and officers owe fiduciary duties to our company and stockholders under Delaware law, but potential conflicts of interest could arise in connection with the resolution of any dispute between us and FedEx regarding the terms of the agreements governing the Spin-Off and our relationship with FedEx following the Spin-Off, or with respect to any determinations that potentially have different implications for FedEx and FedEx Freight. See “Risk Factors — Risks Relating to the Spin-Off — Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in FedEx or because of their previous or continuing positions with FedEx, and our certificate of incorporation will include a limited waiver of the doctrine of corporate opportunity.”
Q:
Who will manage the Company after the Spin-Off?

A:
Our executive management team possesses deep knowledge of, and extensive experience in, our industry. Members of our executive management team have been closely involved in key strategic decisions with respect to the Company and in establishing a vision for the future of the Company. See “Management.”

Q:
What will govern my rights as a FedEx Freight stockholder?

A:
Your rights as a FedEx Freight stockholder will be governed by Delaware law, as well as our certificate of incorporation and our bylaws. At the time of the Spin-Off, we expect that there will be no material differences in stockholder rights between the existing FedEx common stock and FedEx Freight common stock other than: (a) for a period of five years following the Distribution Date: (i) our stockholders will only be able to elect a particular class of our Board subject to election in any given year (versus the ability of FedEx stockholders to elect the entire FedEx Board each year); (ii) not less than 66 2∕3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors will be required to amend, alter, or repeal certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, ability to call special stockholder meetings, ability for stockholders to act by written consent, and amendment of our certificate of incorporation (versus the ability of FedEx stockholders to amend, alter, or repeal any provision of its certificate of incorporation by the affirmative vote of at least a majority of the outstanding shares of FedEx capital stock entitled to vote thereon); (iii) our stockholders will not be able to remove directors without cause (versus the ability of FedEx stockholders to remove directors without cause by the affirmative vote of holders of at least a majority of the voting power of its then outstanding capital stock); and (iv) our stockholders will not have the right to call a special meeting of the stockholders (versus the ability of FedEx stockholders to call a special meeting of the stockholders by written request of holders of shares of its voting stock representing at least 20% of the outstanding shares of FedEx entitled to vote; and (b) the exclusive federal forum provision in our certificate of incorporation providing that the federal district courts of the United States will be the exclusive forum for any claims arising under the Securities Act of 1933, as amended (the “Securities Act”) (versus no such provision in FedEx’s organizational documents). For additional details regarding FedEx Freight common stock and FedEx Freight stockholder rights, see “Description of Our Capital Stock” and “Risk Factors — Risks Relating to Our Common Stock and the Securities Market.”

Q:
Do I have appraisal rights in connection with the Spin-Off?

A:
No. Holders of FedEx common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:
Do we intend to pay cash dividends?

A:
Once the Spin-Off is effective, we will evaluate whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we will consider when establishing a dividend policy will be the capital and liquidity needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. See “Dividend Policy.”
Q:
Will we incur any debt prior to or at the time of the Spin-Off?

A:
Prior to the completion of the Spin-Off, we intend to incur $[•] billion of indebtedness, net of debt issuance costs and discounts of $[•] million. We expect that such indebtedness will consist of $[•] billion in senior notes and a $0.6 billion term loan under our delayed draw term loan facility, with an estimated weighted average interest rate of [•]%. The actual rates of interest may be different from those assumed. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. In connection with the Spin-Off, we expect to distribute, from the net proceeds of such borrowings, approximately $[•] billion of cash to FedEx as part of the consideration for the assets FedEx will contribute to us in connection with the Spin-Off. We have also entered into a revolving credit facility which will provide for borrowings of up to $1.2 billion, as further described under “Description of Certain Indebtedness”; however, the revolving credit facility will not be utilized prior to the Spin-Off or to fund the expected distribution of approximately $[•] billion in cash to FedEx at the closing of the Spin-Off.

Q:
How will our common stock trade?

A:
No trading market for our common stock currently exists. We expect, however, that trading in shares of our common stock will begin on a “when-issued” basis shortly prior to the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. The “when-issued” trading market will be a market for FedEx Freight common stock that will be distributed on the Distribution Date. If you own FedEx common stock at the close of business on the Record Date, you would be entitled to FedEx Freight common stock to be distributed pursuant to the Spin-Off. You may trade this entitlement to shares of FedEx Freight common stock, without trading the shares of FedEx common stock you own, on the “when-issued” market. We anticipate that trading on a “when-issued” basis will continue up to and through the Distribution Date. On the first trading day after the Distribution Date, “regular-way” trading of FedEx Freight common stock will begin. Regular-way trading refers to trading after the security has been distributed. See “The Spin-Off — Trading Prior to the Distribution Date.” We cannot predict the trading prices for our common stock before, on, or after the Distribution Date. We intend to apply to list our common stock on the Exchange under the ticker symbol “FDXF.” Following the Spin-Off, FedEx common stock will continue to trade on the Exchange under the symbol “FDX.”

Q:
Who is the transfer agent and registrar for our common stock?

A:
Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.

Q:
Are there risks associated with owning shares of our common stock?

A:
Yes, there are substantial risks associated with owning shares of our common stock. Accordingly, you should read carefully the information set forth under the section entitled “Risk Factors” in this Information Statement.

x

Q:
Where can I get more information?

A:
If you have any questions relating to the mechanics of the Spin-Off, you should contact the Distribution Agent at:

By Regular Mail
Computershare
PO Box 43006
Providence, RI 02940-3006
United States
By Overnight Delivery
Computershare
150 Royall Street
Suite 101
Canton, MA 02021
United States
Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact FedEx at:
FedEx Corporation
942 South Shady Grove Road, Second Floor
Memphis, TN 38120
Attn: Investor Relations
After the Spin-Off, if you have any questions relating to FedEx Freight, you should contact FedEx Freight at:
FedEx Freight Holding Company, Inc.
8285 Tournament Drive
Memphis, TN 38125
Attn: Investor Relations

INFORMATION STATEMENT SUMMARY
The following summary contains selected information about us and about the Spin-Off. It does not contain all of the information that is important to you. You should review this Information Statement in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” and the historical audited consolidated financial statements and the notes thereto included elsewhere in this Information Statement. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”
Company Overview
FedEx Freight is the largest North American LTL freight carrier with industry-leading transit times and service levels, offering choice, simplicity, and reliability to meet the needs of LTL shippers. As of November 30, 2025, we had approximately 39,000 employees, a network of approximately 355 shipping terminals (over 320 of which are in the United States), and nearly 30,000 motorized vehicles across all 50 U.S. states, Canada, and Mexico. We also offer freight delivery service to most points in Puerto Rico and the U.S. Virgin Islands. Our robust network consisting of more than 26,000 service center doors strategically positioned in high-demand regions provides critical services and digitally enabled tools that facilitate the transport of hard and soft goods in North America and powers the supply chains of our customers through any economic environment. Our services and solutions support companies of all sizes, industries, and specialties, and our proximity to our customers allows us to transport their goods quickly, reliably, and efficiently, all with superior service.
Headquartered in Memphis, Tennessee, FedEx Freight generated $8.9 billion of revenue and $1.4 billion of operating income in fiscal year 2025. Since John A. Smith began his first stint as the Chief Executive Officer of FedEx Freight in 2018, our management team has successfully executed on a strong operational efficiency plan that has optimized our footprint and increased yields, resulting in an operating ratio of 84.2% in fiscal year 2025 and approximately 860 basis points of operating margin expansion over the course of his tenure.
We have almost 60 years of experience and one of the strongest reputations in the LTL market, built on our demonstrated track record of industry-leading transit times, service reliability, and capabilities that enable the success of our customers. Our differentiated portfolio of offerings within the LTL market addresses the biggest challenges facing North American companies and is complemented by our integrated digital solutions that enable our customers to track, predict, and optimize their flow of goods and supply chains, leading to better outcomes. These qualities drive strong trust, loyalty, and partnership with our customers, which include major, multinational companies, small-and-medium sized businesses (“SMBs”), and regional companies.
The Company’s service model is built around a differentiated dual-service offering — Priority and Economy — that allows customers to choose between speed and cost.
•
FedEx Freight Priority: A premium, time-sensitive service with the fastest published transit times of any nationwide LTL service, offering rapid transit (next-day service up to 600 miles and second-day service up to 1,600 miles) to nearly every ZIP Code in the United States and postal code in Canada and Mexico. This service line features a no-fee, money-back guarantee and end-to-end shipment visibility.

•
FedEx Freight Economy: An economical LTL option with broad coverage across the United States (including Puerto Rico), Canada, and Mexico, and the same advanced shipment visibility as FedEx Freight Priority. It also provides time-definite options like “A.M. Delivery” or “Close of Business Delivery.”

In addition, FedEx Custom Critical services provide expedited, time-specific freight solutions, including Surface Expedite and White Glove Services, available 24/7/365. Shipments are continuously monitored via a proprietary control system with two-way satellite communication for exclusive-use shipments.
We generate revenue from the shipping of goods through our LTL network and providing services and digital solutions that support our customers’ supply chains. Customers can also process domestic and cross-border LTL shipments to and from Canada and Mexico, as well as intra-Canada and intra-Mexico shipments, through our digital customer platforms. These differentiated service offerings are supported by a very experienced workforce, many of whom have advanced through the organization, contributing to a culture of operational excellence and customer service.
FedEx Freight has a number of ongoing initiatives to continue to optimize its operating model and financial performance. The Company is systematically improving its visibility to movements on the dock through proprietary dock software and real-time tracking systems that reduce handling errors and improve throughput. At the same time, we have been capitalizing on logistical efficiencies across our network through the reduction of linehaul miles, improvement of hours taken between stops, and rationalizing external expenses (e.g., purchased transportation and rental expenses). There is specific emphasis on driving better asset utilization by leveraging our dimension in motion (“DIM”) technology and differentiated network capabilities. DIM, which automates shipment measurement and pricing verification, is used on over 90% of our shipments and is estimated to have generated over $150 million of total incremental revenue over fiscal years 2024 and 2025. Likewise, our differentiated network, defined by our hub-and-spoke model, enables efficient cross-docking and flexible volume handling through service centers located in proximity to high-volume ZIP Codes and postal codes. Additionally, supplier relationships are regularly reviewed and negotiated for optimal terms and service.
Key Business and Competitive Strengths
FedEx Freight is a leading provider of LTL services built on a legacy of industry-leading service and a digitally enabled technology platform that distinguishes us from competitors. Our key strengths include a differentiated dual-service model, market-leading scale and proximity to customers, long-standing customer relationships, and deep integration of advanced technology across operations and customer interfaces. As the largest pure-play LTL carrier in North America, we leverage a comprehensive network to deliver cost and service advantages to our customers, while proprietary digital tools enhance visibility, efficiency, and pricing accuracy. We have built a stable, diversified customer base anchored by long-term relationships with clients in historically resilient sectors where we have significant expertise. Our expertise has been developed over many decades, with a highly skilled and trained front-line workforce who represent FedEx Freight’s core values and dedication to outstanding service.
FedEx Freight’s existing geographic footprint and cost structure allow us to scale efficiently, price competitively, and maintain strong margins — even in more cyclical market segments — by combining operational leverage, technology-enabled efficiencies, and disciplined capital deployment. This is enhanced by FedEx Freight’s operations research team, which plays a pivotal role in engineering the network by leveraging the vast amounts of data we collect to help maximize efficiency and service quality.
Largest LTL Pure-Player with Exceptional Network Scale and Proximity
Through the industry’s most expansive network of service centers and advanced information systems, FedEx Freight provides service to nearly every ZIP Code in the United States, including Alaska and Hawaii. We are the largest LTL freight carrier in North America by revenue ($8.9 billion in fiscal year 2025) and a leader in service center door count with more than 26,000 doors as of November 30, 2025. We believe door count — not terminal count — is the most relevant measure of our network capacity.
Over the past three fiscal years, we have gone through a terminal rationalization exercise. As part of this exercise, we closed 37 terminals in less dense markets and added terminal capacity in dense strategic markets, such that there was only a net reduction of approximately 300 service doors across our network. Our average door count per terminal has increased at a 3% compound annual growth rate (“CAGR”) from fiscal year 2021 to fiscal year 2025 in the United States, enhancing the productivity and throughput of our network and positioning us well to handle volume efficiently and flexibly across our footprint. This targeted investment strategy reflects our distinct focus on aligning capacity with demand and optimizing service coverage. FedEx Freight’s scale advantages span multiple vectors, including proximity to high-density population centers, number of doors per terminal for loading and unloading, and fleet size, all of which enable greater asset utilization while providing more flexibility and coverage for our customers.
Our network is strategically aligned with the densest freight corridors in the United States, where 200 ZIP-3 clusters (i.e., the first three digits of a ZIP Code, which represent regions) account for approximately 65%

of total industry volume. We have built our infrastructure to serve these high-demand areas efficiently: approximately 30% of our outbound freight stations are located within 25 miles and approximately 55% are located within 100 miles of these volume centers; and on the inbound side our coverage is even stronger, with approximately 45% of our network within 25 miles and approximately 75% within 100 miles of these volume centers. This proximity enables us to provide reliable, responsive service where it matters most, while also supporting cost-effective operations and future growth. With our combination of door count and proximity to the customer base, FedEx Freight enables greater supply chain flexibility and efficiency, specifically cross-docking, which streamlines the loading process. This, combined with our fleet size, accelerates our speed and enhances our quality of service.
FedEx Freight’s network proximity generally allows it to maintain consistent service levels even during peak periods, as demonstrated by our ability to flex capacity during peak shipping seasons. We are further differentiated through specialized offerings like FedEx Freight Direct, which provides multiple service tiers for residential and commercial deliveries with value-added options such as inside delivery and packaging removal, and Retail Flex, which provides delivery to large retailers with benefits that go beyond standard LTL services, including helping prevent issues like late arrivals, incomplete shipments, or chargebacks.
FedEx Freight’s scale is a core competitive advantage. Permitting and construction costs for LTL terminals is capital intensive, with significant increases over the last few years in costs of construction and regulatory compliance (e.g., CSA (as defined below) safety scores and emissions standards). FedEx Freight’s established infrastructure and coverage across 98% of all ZIP Codes in the United States (exclusive of military and PO ZIP Codes) give it an advantage over regional players who do not have a national footprint — a critical edge in serving enterprise clients’ coast-to-coast logistics needs.
Proprietary and Digitally Enabled Technology Platform
FedEx Freight leverages technology extensively to enhance its operational efficiency, improve customer service, and differentiate itself from LTL competitors. A key aspect of this is the integration of advanced technology solutions across its network. One prominent example of technology integration is the use of digital tools like LTL Select. This platform provides customers with streamlined online experiences for managing their LTL shipments.
Complementing our digital tools, we have also developed proprietary technology systems that are purpose-built to enhance commercial execution and improve pricing. For example, FedEx Freight’s DIM systems, used on over 90% of shipments, automate shipment measurement and pricing verification, which enables dynamic pricing based on shipment density. By capturing precise dimensions, DIM also improves trailer cube utilization in our linehaul operation, increasing it by 23% from fiscal year 2024 to fiscal year 2025. Over $150 million of added total revenue over fiscal years 2024 and 2025 is estimated to be due to DIM technology. In addition, DIM enables us to effectively classify shipments and determine pricing in accordance with recent changes to the National Motor Freight Traffic Association (“NMFTA”) freight classification system, which moves over 2,000 items to full-scale density-based classification.
Beyond customer-facing and commercial tools, FedEx Freight employs a range of technologies to optimize its internal operations:
•
Route Optimization: Utilizing sophisticated algorithms to plan the most efficient routes for trucks, minimizing fuel consumption and transit times.

•
Load Planning: Optimizing how freight is loaded onto trailers to maximize space utilization and minimize the risk of damage.

•
Electronic Logging Devices: Effectively promoting compliance with regulations regarding driver hours of service and improving safety.

•
Radio-Frequency Identification (“RFID”) Tracking: Allowing for real-time analytics and improved network visibility, driving efficiencies, and creating additional transparency to customers.

FedEx Freight also utilizes data analytics and AI to improve decision-making:
•
Demand Forecasting: Predicting future demand to optimize resource allocation and capacity planning.

•
Risk Management: Identifying and mitigating potential risks to the supply chain, such as weather delays or traffic congestion.

The ongoing investment in and integration of technology allows FedEx Freight to reduce costs, enable smarter operations and drive better customer outcomes. The ability to provide real-time visibility, streamline processes, and optimize operations is crucial for meeting the evolving needs of our customers.
Robust Commercial Value Proposition Creates Deep and Diverse Customer Relationships
FedEx Freight has established a comprehensive service portfolio designed to provide customers with flexibility to optimize their supply chains and margins based on their specific time and budget constraints. Our network is particularly well positioned to capitalize on the proliferation of heavy, irregularly shaped shipments, which require specialized handling and guaranteed transit times. Our consistent, digitally enabled service across a comprehensive national network distinguishes us from carriers primarily focused on cost leadership or specific regional markets.
FedEx Freight is a long-term, critical supply chain partner to a diverse blue-chip customer base including large, market-leading national players in addition to regional companies and/or SMBs. A large number of our customers operate in sectors that we believe are poised for long-term structural growth, such as e-commerce, advanced manufacturing, and healthcare logistics. We possess extensive expertise and understanding of our customers’ end-markets, allowing us to tailor services to their specific needs and provide a comprehensive customized solution.
FedEx Freight’s large, diverse, and loyal customer base has enabled the Company to sustain profitability even during economic downturns and cyclical fluctuations in demand. By focusing on value-added services and building strong customer relationships, we believe that FedEx Freight has created a resilient business model that supports its leading market position.
Strong Financial Profile with Stable Margins and Significant Cash Flow Generation
FedEx Freight generated $8.9 billion of revenue in fiscal year 2025 with a 15.8% operating margin. The Company’s operations have generated stable margins and strong cash flow, supported by its established market position, contracted volumes, efficient cost structure, and broad customer base. The Company has preserved its margin strength by shifting toward a more variable cost structure, enabling greater adaptability to dynamic demand environments. Key cost optimization initiatives include reducing fixed payroll and managing healthcare expenses. Additionally, terminal rationalization efforts — closing 37 terminals in less dense markets over the last three fiscal years and expanding doors in high-growth areas — have lowered linehaul costs without impacting service levels. Selective investments continue to drive cost-effectiveness and technology-enabled efficiencies.
Strong cash generation has been underpinned by disciplined capital deployment, efficient working capital management, and a focus on profitable growth. FedEx Freight expects to maintain a robust balance sheet and capital allocation policy that supports FedEx Freight’s commitment to an investment-grade credit rating and allows it to reinvest in organic growth and strategic initiatives. The Company prioritizes high return on invested capital (“ROIC”) through fleet refurbishment programs that extend asset life and reduce maintenance costs, strategic network expansion to boost capacity and coverage, and investments in network planning technology to optimize routes and resource allocation. These efforts reflect FedEx Freight’s commitment to financial discipline and long-term value creation for its stockholders.
Strong Management Team and Organizational Structure with Deep Bench of Sales, Operating, and Industry Experience
Our leadership team has decades of experience leading the FedEx Freight Business. John A. Smith, with more than 30 years of transportation and operating experience and enterprise-level leadership, will serve as our President and Chief Executive Officer following the Spin-Off. Smith has a track-record of improving margins at FedEx Freight, with the business experiencing 860 basis points of operating margin expansion since he began his initial stint as Chief Executive Officer of FedEx Freight in August 2018. He currently leads all U.S. and Canadian surface operations for FedEx’s parcel and LTL freight services and serves on

FedEx’s Executive Committee, which sets the strategic direction for FedEx’s full enterprise. He will step down from his roles at FedEx in connection with his appointment as President and Chief Executive Officer of FedEx Freight.
Mr. Smith is supported by a deep bench of FedEx, FedEx Freight, and external talent focused on executing against the Company’s operational strategy to deliver long-term results. Clint McCoy, a veteran with nearly three decades at FedEx, has been appointed to be our Chief Operating Officer. His experience spans various roles, including operations supervisor and senior vice president of operations support and engineering. Mike Lyons, who has worked at FedEx Freight since 2007, will serve as our Chief Specialized Services and Commercial Officer. Eddie Klank, most recently Corporate Vice President overseeing corporate governance, securities, compliance, sustainability, risk management, mergers and acquisitions, and tax law at FedEx, will serve as our Chief Human Resources and Legal Officer. He has nearly three decades of experience at FedEx. Michael Rodgers has been appointed as our Chief Technology Officer. He previously held a similar role at Pilot Company and leadership positions at Saks Fifth Avenue and J. C. Penney Company, Inc. Marshall Witt, who previously held progressive financial and operational roles during his 15-year tenure at FedEx, will serve as our Chief Financial Officer. Most recently he gained significant capital allocation, mergers and acquisitions, and spin-off experience serving for 12 years as Chief Financial Officer of TD SYNNEX, where he oversaw its spin-off of Concentrix in 2020. Finally, Tom Connolly, with over 30 years of industry experience, has been appointed to be our Vice President of LTL Sales and is leading the expansion of FedEx Freight’s dedicated salesforce.
Investment in Deep Industry Experience and Internal Workforce Development to Deliver Operational Excellence and Service Reliability
The Company’s approach to managing the front-line workforce is a key differentiator. Many FedEx Freight drivers begin their careers working within terminals (“on the dock”) and are trained as drivers through an internal commercial driver’s license training program. We believe this approach fosters loyalty, and we have maintained a driver turnover rate average of approximately 10% over the last three fiscal years. Further, these drivers are also cross-trained to support dock operations, enabling dynamic staffing that enhances flexibility and utilization. This approach drives leading efficiency, reduced idle time, and on-time shipments, reinforcing a culture centered on speed, service, and reliability. FedEx Freight emphasizes a culture of promotion from within. This provides employees with clear career paths and opportunities for advancement, fostering a sense of loyalty and long-term commitment. FedEx Freight also offers extensive training programs and leadership development initiatives that enable employees to advance within the organization. Job-specific learning opportunities include our Driver Development program, which provides hands-on experience for team members to become professional tractor-trailer drivers, and over 300 drivers were employed from this program in fiscal year 2025.
Growth and Optimization Strategy
FedEx Freight’s strategy builds on its expansive scale, diversified and premium service capabilities, and technology-enabled platform to further differentiate its service offerings, drive profitable growth, and expand margins in a market increasingly shaped by service reliability and digital transparency. We aim to grow our business by pursuing the following strategies.
Build on Extensive Network to Further Enhance Superior Service, Speed, and Coverage
FedEx Freight continually assesses our linehaul network for both capacity constraints present and projected based on forecasted growth and customer demands. We are further focused on increasing network efficiency and expanding into key geographies that we believe offer strong market opportunities and attractive growth prospects.
We also aim to utilize our existing network to grow our differentiated specialized FedEx Freight Direct service offering for large and bulky items. We view this as an attractive opportunity with significant growth potential and a strong margin profile. We plan to expand this service organically by leveraging existing customer relationships to cross-sell these services and also expand our dedicated commercial team to win business with new customers.

FedEx Freight is deploying a dedicated LTL salesforce focused on strengthening customer relationships, identifying new opportunities, and driving retention. This team is focused on selling across the full portfolio, including niche services, and is strategically concentrated in high-growth verticals and end markets. This targeted approach enables more tailored engagement and positions FedEx Freight to better serve specialized customer needs.
Execute on and Launch Multi-Faceted Commercial Initiatives
FedEx Freight is executing on multi-faceted commercial initiatives to elevate its value proposition, strengthen go-to-market effectiveness, and enhance and simplify the customer experience. These initiatives aim to improve customer satisfaction and drive revenue growth. They include:
•
Customer Experience Enhancements: Streamlining online tools, improving customer support channels, reducing cargo claims, and offering more flexible service options;

•
Value Proposition Development: Focusing on providing reliable, efficient, and cost-effective LTL solutions tailored to specific customer needs; and

•
Dedicated Salesforce: Refining go-to-market strategy, optimizing sales strategies, selectively expanding market reach with a focus on revenue quality, and strengthening relationships with key customers.

In addition to pursuing growth across the full customer base, we have been focused on incremental growth from several verticals and end markets such as SMBs (which are often highly profitable), grocery, and healthcare. FedEx Freight remains focused on these high-growth verticals as they generally exhibit limited cyclicality, which helps reduce volatility. Toward the goal of providing the best possible service to these end-markets, FedEx Freight has undertaken numerous commercial initiatives, including:
•
Scaling Field Sales for SMB Growth: FedEx Freight is investing in a dedicated field salesforce aligned to service centers to deliver personalized and tailored support to SMB customers. This structure strengthens the connection between SMBs and their nearby service hubs, enabling more responsive and customized service;

•
Grocery Channel Expansion: The salesforce is focused on cultivating relationships within the grocery sector to secure preferred carrier status, a relationship between a shipper and carrier where the carrier is granted preferential treatment due to consistent and high-quality service and a prerequisite for meaningful growth in this market; and

•
Healthcare Product Solutions: We are leveraging FedEx Custom Critical to lean more heavily into solutions tailored for healthcare customers and continuing to build out a portfolio of tailored service offerings for the industry.

Finally, FedEx Freight has prioritized various pricing initiatives, capitalizing on the rational LTL pricing environment and unique opportunity it poses, with strategic efforts including:
•
Refining Costing Accuracy: Ongoing improvements in activity-based costing methods to ensure costing algorithms accurately reflect the efficiencies gained on heavier, denser handling units;

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Strategic Pricing Incentives: Focused pricing strategies to incentivize customers to ship heavier, denser shipments, increasing revenue per shipment by effectively utilizing trailer space; and

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Targeted Marketing Campaigns: Launched focused internal and external campaigns around key products such as Retail Flex and Volume Services to strengthen market positioning and deepen engagement across end markets.

Build Superior LTL-Specialist Salesforce and Operators to Drive Commercial Initiatives
FedEx Freight has been rapidly scaling a dedicated LTL sales organization, attracting top industry talent that is excited about the future of FedEx Freight and focused on providing a leading customer value proposition supported through a superior delivery experience and data-driven, personalized service. We have announced a target to fill 470 incremental LTL sales positions, and as of November 30, 2025, we have hired over 400 people to fill these roles. We intend to fill all positions before the Spin-Off is completed, aligning incentives through our LTL-specific performance incentives to accelerate high-margin growth.

In addition to expanding its salesforce, FedEx Freight is investing in employee satisfaction and retention through competitive compensation and benefits packages, including health insurance and retirement plans. The Company also emphasizes recognition through performance-based bonuses and awards, fostering motivation and high performance. We aim to cultivate a positive work environment through open communication, teamwork, and robust safety and wellness programs. We believe these efforts not only enhance employee satisfaction but also reduce turnover, positioning FedEx Freight as a leader in employee retention and service excellence — critical in an industry where specialized skills are essential and recruitment costs are significant.
Investments in IT and Automation
FedEx Freight is investing in technology and innovative LTL-specific capabilities to enable superior speed-to-market, improve data-driven functionality, and achieve faster payment cycles. These investments enhance operational efficiency and position FedEx Freight well to grow profitability with existing and new accounts. Examples include:
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Modern Application Programing Interfaces: Streamlining operations, enhancing communication, and improving customer experience;

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Account Management Systems: Integrating internal systems, improving customer relationships, and centralizing customer data;

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Advanced Tracking and Visibility Systems: Providing customers with real-time updates on shipments;

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Automated Billing and Payment Systems: Streamlining the payment process, improving the quality of invoices, and reducing administrative costs;

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Data Analytics Platforms: Utilizing data to optimize operations, improve decision-making, and identify new opportunities; and

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Advanced P&D Planning & Dispatch Systems: Driving incremental improvement in routing and stop sequencing to reduce driven miles and increase efficiencies.

Investments in LTL-Focused Capabilities and Optimization Leveraging Scale and Proximity Advantages
The Spin-Off is strategically aimed at enhancing operations specific to LTL services. Key investments will focus on increasing network flexibility, streamlining dock processes, and optimizing linehaul and lane selection to improve freight mix profitability. These efforts are designed to elevate the customer experience, reduce operational costs, and boost overall efficiency and profitability.
Targeted customer experience improvements include real-time visibility into shipment pickups, transit updates, and delivery status. Pricing and rating modules are being upgraded for more accurate quotes and timely invoicing. Linehaul optimization leverages advanced route planning and real-time monitoring to reduce delays and fuel usage, while lane optimization uses data modeling to identify profitable routes and adjust pricing strategies. Dock operations are being refined through real-time tracking systems, layout redesigns, and standardized training to eliminate inefficiencies and improve freight flow.
Summary of Risk Factors
An investment in the Company is subject to a number of risks, including risks relating to our business and our industry (such as: risks relating to operations and strategies; industry dynamics; macroeconomic and geopolitical conditions; environment, climate, and weather; government regulations and legal matters; employee matters and human resource management; technology and intellectual property; and financial, accounting, and tax matters), the Spin-Off, and our common stock and the capital markets. Any of these or other risks could materially and adversely affect our business, results of operations, cash flows, financial condition, and the actual outcome of matters as to which forward-looking statements in this Information Statement are made. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” of this Information Statement carefully for a more thorough description of these risks.

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Additional changes in international trade policies and relations could significantly reduce the volume of goods transported, increase our costs, and materially and adversely affect our business, results of operations, cash flows, and financial condition.

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We are directly affected by the state of the global economy and geopolitical developments, and our business, results of operations, cash flows, and financial condition can be negatively influenced by inflation and deflation, international trade policies and relations (including tariffs or the imposition of new tariffs, trade wars, barriers, or restrictions or threats of such actions), supply chain disruptions, interest rates, currency exchange rates, labor costs and unemployment levels, fuel and energy prices, inventory levels, spending patterns (including shifts from goods to services and vice versa), disposable income, debt levels, credit availability, public health crises, political uncertainty, geopolitical tensions or conflicts, and changes to social conditions and regulations.

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Our business and profitability are affected by the price and availability of vehicle fuel, as well as our ability to collect fuel surcharges.

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Reductions in the availability, or increases in costs, of equipment and real estate could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Failure to successfully implement our business strategy and effectively respond to changes in market dynamics and customer preferences could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Adverse publicity relating to our or FedEx’s activities could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Failure of third-party service providers to perform as expected, or disruptions in our relationships with those providers or their provision of services to FedEx Freight, could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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We operate in a rapidly evolving and highly competitive industry, and customers may shift to other service providers or modes of transportation, or otherwise decrease their use of our services, for a variety of reasons. Potential downward pricing pressures and other competitive factors, along with a decrease in our customers’ use of our services, could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Our business is capital intensive, and we must make capital decisions based upon projected volume levels. Missing our projections could result in too much or too little capacity relative to our shipping volumes, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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We may be affected by harsh weather conditions and other disasters (including terrorist activities), and our inability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Government regulation and enforcement are evolving and unfavorable changes could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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The regulatory environment with respect to transportation could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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We could be subject to adverse changes in regulations and interpretations or challenges to our tax positions, and changes in tax laws or tax rates, adverse positions taken by taxing authorities, and tax audits could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding data protection and cybersecurity, which impose significant costs and regulatory risks that are likely to increase over time.

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The CSA initiative could adversely impact our ability to hire qualified drivers, meet our growth projections, and maintain our customer relationships, each of which could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Our failure to attract and retain employee talent, meet our purchased transportation needs, or maintain our company culture, as well as increases in labor and purchased transportation costs, could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Failure to adapt to and implement new technologies could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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Failures of essential services upon which our technology platforms rely could cause us to incur costs or result in a loss of business, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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A significant data breach or other disruption to our technology infrastructure could materially and adversely affect our operations and result in the loss of critical sensitive or confidential information.

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Following the Spin-Off, we will be a smaller company than FedEx, and we will no longer operate as part of a globally diversified company.

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If there is a determination that the Spin-Off, together with certain related transactions, is taxable for U.S. federal income tax purposes, then FedEx and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.

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We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

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The terms we will receive in our agreements with FedEx in connection with the Spin-Off could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.

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We have no operating history as an independent, publicly traded company, and our historical audited consolidated financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

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Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in FedEx, or because of their previous or continuing positions with FedEx, and our certificate of incorporation will include a limited waiver of the doctrine of corporate opportunity.

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In connection with the Spin-Off, we will incur debt obligations that could materially and adversely affect our business, results of operations, cash flows, and financial condition.

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No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly, and there can be no assurance that the combined trading prices of our and FedEx’s common stock would exceed the trading price of FedEx common stock absent the Spin-Off.

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Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.

The Spin-Off
On December 19, 2024, FedEx announced its plans to pursue a full separation (through the capital markets) of FedEx Freight, which at the time of the Spin-Off will hold the FedEx Freight Business, creating a new publicly traded company. In reaching the decision to pursue the Spin-Off, FedEx considered a range of potential structural alternatives and concluded that the Spin-Off is the most attractive alternative for enhancing value for FedEx and its stockholders. To consummate the Spin-Off, FedEx will undertake the Reorganization Transactions, following which we will hold the FedEx Freight Business. FedEx will subsequently distribute at least 80.1% of the issued and outstanding shares of our common stock at the time of the Spin-Off to its stockholders. Following the Spin-Off, FedEx and FedEx Freight will continue to pursue their growth strategies as two industry-leading public companies.
Prior to the completion of the Spin-Off, we will enter into a separation and distribution agreement (the “Separation and Distribution Agreement”) and several other agreements with FedEx related to the Spin-Off.

These agreements will govern our relationship with FedEx up to and after completion of the Spin-Off and allocate between us and FedEx various assets, liabilities, and obligations, including employee benefits, intellectual property, and tax-related items. See “Certain Relationships and Related Person Transactions.”
Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, FedEx has the right not to complete the Spin-Off if, at any time, FedEx determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of FedEx or its stockholders, or is otherwise not advisable. See “The Spin-Off — Conditions to the Spin-Off.”
The Spin-Off will enable FedEx and FedEx Freight to create two independent public stock listings with distinct stockholder bases and provide each of FedEx and FedEx Freight with its own distinct equity currency that relates solely to its respective business, which it can use to compensate its employees and pursue strategic acquisitions and other financial and strategic objectives. The Spin-Off is expected to produce other benefits for both FedEx and FedEx Freight, including providing greater flexibility to pursue innovation, capture profitable growth opportunities, and adapt to changing customer needs, and will permit each company to deploy capital in a manner that is optimized for its own strategy and business needs. The FedEx Board believes that the Spin-Off is in the best interests of FedEx and its stockholders. See “The Spin-Off — Reasons for the Spin-Off.”
We intend to apply to list our common stock on the Exchange under the ticker symbol “FDXF.” Following the Spin-Off, FedEx common stock will continue to trade on the Exchange under the symbol “FDX.”
Our Corporate Information
We are a wholly owned subsidiary of FedEx. We were incorporated in Delaware on July 14, 2025 as FedEx Freight Corporation and on August 1, 2025 changed our name to FedEx Freight Holding Company, Inc. to serve as a holding company for the FedEx Freight Business. Our corporate headquarters will be located at 8285 Tournament Drive, Memphis, TN 38125, and our telephone number is (901) 818-7500. Our website address is fedexfreight.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Information Statement.
Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information
The following summary financial data reflects the consolidated operations of FedEx Freight. The summary historical and unaudited pro forma condensed consolidated financial data shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” and “Certain Relationships and Related Person Transactions” as well as our historical audited consolidated financial statements and our historical unaudited condensed consolidated financial statements and the corresponding notes included elsewhere in this Information Statement. For factors that could cause actual results to differ materially from those presented in the summary historical and pro forma condensed consolidated financial data, see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this Information Statement. Unless otherwise noted, tables are presented in U.S. dollars in millions.
We derived the summary historical consolidated financial information and key statistics for each of the six-month periods ended November 30, 2025 and 2024 from our historical unaudited condensed consolidated financial statements and “Management’s Discussion and Analysis of Results and Operations and Financial Condition,” and for each of the fiscal years in the three-year period ended May 31, 2025 from our historical audited consolidated financial statements and “Management’s Discussion and Analysis of Results and Operations and Financial Condition,” all of which are included elsewhere in this Information Statement.
The summary unaudited pro forma condensed consolidated financial information for the six-month period ended November 30, 2025 and the year ended May 31, 2025 has been derived from our unaudited pro forma condensed consolidated financial statements, which are included elsewhere in this Information Statement.

	Pro Forma				Historical
	Six Months Ended November 30, 2025		Year Ended May 31, 2025		Six Months Ended November 30,		Year Ended May 31,
					2025	2024	2025	2024	2023
Revenue		$4,394		$8,887	$4,396	$4,506	$8,892	$9,424	$10,084
Operating expenses		4,012		7,580	3,998	3,799	7,488	7,671	8,190
Operating income		382		1,307	398	707	1,404	1,753	1,894
Other income		5		108	199	210	398	326	196
Provision for income taxes		99		360	151	228	456	505	509
Net income		$288		$1,055	$446	$689	$1,346	$1,574	$1,581
Diluted earnings per share (dollars)	$	[•]	$	[•]	$17,840	$27,560	$53,840	$62,960	$63,240
Cash provided by operating activities					831	730	1,531	1,541	1,752
Capital expenditures					132	230	437	461	558
Other data / Key statistics(a):
Operating margin		8.7%		14.7%	9.1%	15.7%	15.8%	18.6%	18.8%
Operating days					126	126	252	254	253
Average daily shipments (in thousands)					88.7	91.5	90.1	94.0	99.7
Weight per shipment (pounds)					924	921	920	946	993
Revenue per shipment (dollars)					$375.28	$372.96	$373.52	$376.81	$379.76
Revenue per hundredweight (dollars)					$40.60	$40.50	$40.61	$39.82	$38.26

(a)
In addition to our operating results calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), we use, and plan to continue using, certain selected statistics when monitoring and evaluating operating performance. The selected statistics presented in this Information Statement are supplemental measures of our performance that we believe help investors understand our operating results and assess our future prospects. We believe that these selected statistics are important supplemental measures that may highlight trends or metrics that are not otherwise apparent from our consolidated financial statements alone. Revenue per hundredweight and the key factors that can impact this metric are described in more detail below.

Revenue Per Hundredweight — Our LTL transportation services are generally priced based on weight, commodity, and distance. This measurement reflects the application of our pricing policies to the services we provide, which are influenced by competitive market conditions and our growth objectives. Generally, freight is rated by a class system, which is established by the NMFTA. Light, bulky freight typically has a higher class and is priced higher than dense, heavy freight. Fuel surcharges, accessorial charges, and revenue adjustments reflected in the “Revenue” line item in the accompanying historical audited consolidated statements of income and the historical unaudited condensed consolidated statements of income are included in this measurement.
Weight Per Shipment — Fluctuations in weight per shipment can indicate changes in the mix of freight we receive from our customers, as well as changes in the number of units included in a shipment. Generally, increases in weight per shipment indicate higher demand for our customers’ products and overall increased economic activity. Changes in weight per shipment can also be influenced by shifts between LTL and other modes of transportation, such as truckload and intermodal, in response to capacity, service, and pricing issues. Fluctuations in weight per shipment generally have an inverse effect on our revenue per hundredweight, as a decrease in weight per shipment will typically cause an increase in revenue per hundredweight.
Revenue Per Shipment — This measurement is primarily determined by the two metrics listed above and is used in conjunction with the number of LTL shipments we receive to evaluate LTL revenue.

	Pro Forma	Historical
	November 30, 2025	November 30, 2025	May 31,
			2025	2024
Cash(b) (c)	$ [•]	$92	$109	$106
Total assets	6,223	5,089	5,022	5,048
Current portion of long-term debt(c)	[•]	—	—	—
Due to Parent, net	—	83	5	254
Long-term debt(c)	[•]	—	—	—
Total liabilities(c) (d)	2,627	2,966	2,629	2,924
Total equity	3,596	2,123	2,393	2,124
Total liabilities and equity	6,223	5,089	5,022	5,048

(b)
We participate in cash pooling with FedEx to manage liquidity and fund our operations. Upon completion of the Spin-Off, we will no longer participate in these arrangements. Immediately prior to the Spin-Off, FedEx will transfer cash to us, whereby our cash balance will be approximately $[•] million.

(c)
Prior to the completion of the Spin-Off, we intend to incur $[•] billion of indebtedness, net of debt issuance costs and discounts of $[•] million. We expect that such indebtedness will consist of $[•] billion in senior notes and a $0.6 billion term loan under a delayed draw term loan facility, with an estimated weighted average interest rate of [•]%. The actual rates of interest may be different from those assumed. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off, and the pro forma adjustments may change accordingly. In connection with the Spin-Off, we expect to distribute, from the net proceeds of such borrowings, approximately $[•] billion of cash to FedEx as part of the consideration for the assets FedEx will contribute to us in connection with the Spin-Off. We also expect to enter into a revolving credit facility which will provide for borrowings of up to $1.2 billion, as further described under “Description of Certain Indebtedness”; however, the revolving credit facility will not be utilized prior to the Spin-Off or to fund the expected distribution of approximately $[•] billion in cash to FedEx at the closing of the Spin-Off.

(d)
We have accounted for our participation in the FedEx-sponsored pension and other post-retirement plans as participation in a multi-employer plan and as such the net benefit obligation for these plans are not included in our historical audited consolidated financial statements and our historical unaudited condensed consolidated financial statements. In connection with the Spin-Off, the Company will assume certain pension plan obligations and related assets associated with active U.S. FedEx Freight employees and we will provide the benefits directly. Management has estimated the net benefit plan asset that will transfer. The final amounts to be assumed will be determined based on actuarial valuations and applicable regulatory requirements and may differ materially from current estimates due to changes in asset fair values and other factors.

RISK FACTORS
You should carefully consider each of the following risks and all of the other information in this Information Statement in evaluating FedEx Freight and our common stock. Any of the following risks could materially and adversely affect our business, results of operations, cash flows, financial condition, and the actual outcome of matters as to which forward-looking statements in this Information Statement are made. While the below reflect the material risks that we have identified as affecting our business, there may be additional risks that we do not presently know of or that we do not currently believe to be material to our business. Although the risks below are organized by headings and each risk is discussed separately, many are interrelated.
Risks Relating to Our Business and Our Industry
Risks Relating to Macroeconomic and Geopolitical Conditions
Additional changes in international trade policies, including with respect to tariffs, and relations could significantly reduce the volume of goods transported, increase our costs, and materially and adversely affect our business, results of operations, cash flows, and financial condition.
While our operations are limited to the United States, Canada, and Mexico, we are indirectly impacted by broader international trade policies. The U.S. government has taken certain actions that have negatively affected U.S. trade, including imposing and threatening to impose tariffs on many goods imported into the United States (including certain goods from Canada and Mexico). Additionally, many foreign governments (including Canada and Mexico) have imposed, and others have threatened to impose, tariffs on certain goods imported from the United States. These actions have contributed to weakness in the global economy that has adversely affected our results of operations. Increased tariffs may lead to lower levels of trade or heightened political tension. Additional changes to global trade policies could lead to increased tariffs, export controls, quotas, embargoes, or sanctions, which may lead to increased prices or trade limitations for transported goods, potentially reducing customer demand for our services.
In addition, the United States-Mexico-Canada Agreement (“USMCA”), which governs trade among such countries, became effective in July 2020. Negotiations among the United States, Canada, and Mexico on matters related to the USMCA are ongoing. It remains difficult to predict the impact of the USMCA on the economy, including the transportation industry, but given the amount of North American trade that moves by truck it could have a significant impact on supply and demand in the LTL freight transportation industry. Such conditions could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We are directly affected by the state of the global economy and geopolitical developments, and our business, results of operations, cash flows, and financial condition can be negatively influenced by inflation and deflation, international trade policies and relations (including tariffs or the imposition of new tariffs, trade wars, barriers, or restrictions or threats of such actions), supply chain disruptions, interest rates, currency exchange rates, labor costs and unemployment levels, fuel and energy prices, inventory levels, spending patterns (including shifts from goods to services and vice versa), disposable income, debt levels, credit availability, public health crises, political uncertainty, geopolitical tensions or conflicts, and changes to social conditions and regulations.
While macroeconomic risks apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Specifically, the spring and fall are typically the busiest periods and the latter part of December through February is typically the slowest period for the FedEx Freight Business. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods and the rate of global trade growth — key macroeconomic measurements influenced by, among other things, inflation and deflation, international trade policies and relations (including tariffs or the imposition of new tariffs, trade wars, barriers, or restrictions or threats of such actions), supply chain disruptions, interest rates, currency exchange rates, labor costs and unemployment levels, fuel and energy prices, inventory levels, spending patterns (including shifts from goods to services and vice versa), disposable income, debt levels, credit availability, public health crises, political uncertainty, geopolitical tensions or conflicts, and changes to social conditions and regulations. When individuals and companies purchase and produce fewer goods, we transport fewer shipments, and as companies move manufacturing closer to consumer markets and expand the number of distribution centers, we transport shipments shorter distances, which adversely affects our revenue per shipment and results of operations. Certain manufacturers and retailers are also making investments to produce and store goods in closer proximity to supply chains and consumers.
The decline in U.S. imports of consumer goods that started in late 2022, along with slowed global industrial production, has contributed to continued weakened business conditions for the transportation industry leading to lower freight volumes. Additionally, recent changes in U.S. and international trade policy could lead to further weakened business conditions for the transportation industry. We are also experiencing a decline in demand for our transportation services as inflation and elevated interest rates are negatively affecting consumer and business spending, and we expect inflation and elevated interest rates to continue to negatively affect our results for the remainder of fiscal year 2026.
Our business and profitability are affected by the price and availability of vehicle fuel, as well as our ability to collect fuel surcharges.
We must purchase large quantities of fuel to operate our vehicles, and the price and availability of fuel is beyond our control and can be highly volatile. In addition, our purchased transportation expense is affected by fuel costs. To date, we have been mostly successful in mitigating over time the effect of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely affect our operating results. During the second quarter of fiscal year 2026, higher fuel prices positively affected yields due to increased fuel surcharges and negatively affected fuel expense. During the first half of fiscal year 2026, lower fuel prices negatively affected yields due to lower fuel surcharges and positively affected fuel expense. We have no derivative financial instruments to reduce our exposure to fuel price fluctuations, and we currently have no plans to use derivative financial instruments for this purpose in the future.
Even if we are able to offset the cost of fuel with our surcharges, high fuel surcharges could reduce customer demand for our services. In addition, disruptions in the supply of fuel could have a negative effect on our ability to operate our transportation network. The following factors may affect fuel supply and could result in shortages and price increases in the future: weather-related events; natural disasters; political disruptions or wars involving oil-producing countries; economic sanctions imposed against oil-producing countries or specific industry participants; changes in governmental policy concerning fuel production, transportation taxes, or marketing; changes in refining capacity; sustainability concerns; cyberattacks; and public and investor sentiment. Fuel shortages and price increases could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Reductions in the availability, or increases in costs, of equipment and real estate could materially and adversely affect our business, results of operations, cash flows, and financial condition.
The availability and pricing of equipment and parts for repair are susceptible to numerous factors, including manufacturing delays, supply chain disruptions, international trade developments, and required design changes due to evolving regulatory standards, including as they relate to emissions. For information on the effects of regulatory standards on the availability and cost of our equipment, see “— Risks Relating to Environment, Climate, and Weather — We may be affected by global climate change or by legal, regulatory, or market scrutiny and changes with respect to sustainability and environmental matters.” Investment in new equipment is a significant part of our annual capital expenditures and we require an available supply of trucks and other freight handling equipment to operate and grow our business. Supply chain disruptions such as shortages in raw materials that are required for the production of critical operating equipment and supplies, such as rubber or steel, can also affect the supply of equipment needed for our business. Manufacturers have previously experienced shortages of various component parts and supplies, leading to a lower supply of trucks and other equipment, and higher prices. Changes in international trade policies, including with respect to tariffs, may also cause supply chain disruptions and shortages in raw materials. See “— Additional changes in international trade policies, including with respect to tariffs, and relations could significantly reduce the volume of goods transported, increase our costs, and materially and adversely affect our business, results of operations, cash flows, and financial condition.”

Additionally, FedEx Freight provides services through a comprehensive network of service centers. We have experienced higher costs to lease and renovate service centers as a result of inflation, supply chain issues, increased raw materials, and labor costs. In addition, shortages in the availability of suitable real estate or delays in obtaining necessary permits or approvals may result in an increase to our costs and operating expenses and may restrict our ability to grow or efficiently service existing markets or expand into new markets. Such reductions in the availability, or increases in costs, of equipment and real estate could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Risks Relating to Operations and Strategies
Failure to successfully implement our business strategy and effectively respond to changes in market dynamics and customer preferences could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We are making significant investments and other decisions in connection with our long-term business strategy, including initiatives and enhancements that may require us to make significant capital expenditures or incur significant expenses. Additionally, certain of our strategies may be affected by the execution of FedEx’s existing initiatives. For example, in 2024, FedEx announced Tricolor, the redesign of the Federal Express international air network to improve efficiency and asset utilization as part of the DRIVE program (FedEx’s comprehensive program to improve long-term profitability). Pursuant to the Commercial Agreements, we will provide certain services to FedEx with respect to the U.S. movement of certain international freight shipments, which would be affected by Tricolor. We will also incur operating expenses in connection with certain changes to our business strategy. We may not be able to derive the expected operational efficiencies and network flexibility, alignment of our cost base with demand, cost savings, and reductions to our permanent cost structure, revenue growth, and other benefits from our strategic investments and other decisions. Our projected freight volume growth may differ from actual results, and prior capital investments based on our projections may contribute to excess capacity that could negatively impact our profitability. Growth may also strain our: management; operational, financial and capital resources; information systems; and customer service. We seek to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems and procedures and controls to expand, train, and manage our employee base. Our working capital needs may continue to increase as our operations grow. Failure to manage our growth effectively, or obtain necessary working capital, could materially and adversely affect our business, results of operations, cash flows, and financial condition. For discussion relating to specific risks relating to the Spin-Off, see “— Risks Relating to the Spin-Off.”
Further, in developing our business strategy, we make certain assumptions including, but not limited to, those related to customer demand and the mix of services to be purchased by our customers, the future rate of e-commerce growth and inventory restocking, competition, and the North American and global economies, and actual market, economic, and other conditions may be different from our assumptions. As technology (including artificial intelligence (“AI”) and machine learning), customer behavior, and market conditions continue to evolve, it is important that we maintain the relevance of our brand and service offerings to our customers. If we are not able to successfully implement our business strategy and effectively respond to changes in technology, customer preferences, and market dynamics, our future financial results will suffer.
Adverse publicity relating to our or FedEx’s activities could materially and adversely affect our business, results of operations, cash flows, and financial condition.
FedEx is one of the most widely recognized, trusted, and respected brands in the world, and our license to use the FedEx brand is expected to be an important asset of ours. In addition, we and FedEx have a strong reputation among our respective customers and team members and the general public for high standards of corporate responsibility, governance, and ethics. We expect that the FedEx brand name and our corporate reputation will be powerful tools for sales, marketing, and recruitment. Our rights to use the FedEx trademark and logo will be granted to us under the Trademark License Agreement. For specific risks relating to this license, see “— Risks Relating to Technology and Intellectual Property — We do not own the FedEx trademark or logo or associated purple and orange trade dress, and any elimination of our rights to use specified trademarks granted to us under the Trademark License Agreement could materially and adversely affect our business, results of operations, cash flows, and financial condition.”

Adverse publicity or sensationalism across media channels (whether or not justified) relating to activities including, but not limited to, the following by our or FedEx’s team members or others with whom we or FedEx do business (over whom we may have little or no control) could tarnish our reputation and reduce the value of our brand and goodwill, such as: customer service mishaps, accidents, catastrophes, or incidents involving aircraft, vehicles, or facilities operated by us or FedEx or our respective service providers; low safety or service levels; data breaches, cyber-attacks, or technology infrastructure disruptions; utilization of emerging technologies such as AI; allegations of noncompliance with laws or claims that result in litigation; the shipment of certain items pursuant to obligations as a common carrier operating under federal law; labor relations and workforce reductions or disruptions; advertising campaigns, sponsorship arrangements, or marketing programs; sustainability goals and related progress; political activities and expenditures; or executive compensation practices. Further, we may have little or no control over some of these activities, such as the activities that are carried out by FedEx or others with which we or FedEx do business.
With the increase in the use of AI and social media outlets such as Facebook, YouTube, Instagram, X (formerly Twitter), TikTok, and other platforms, adverse publicity, whether warranted or not, can be disseminated quickly and broadly without context, making it increasingly difficult for us to effectively respond. Certain forms of technology such as AI also allow users to alter or create images, videos, and other information relating to FedEx Freight or FedEx that are false or misleading but seem real. Further, our or FedEx’s actual or perceived position, lack of position, or perceived lack of transparency on environmental, social, political, public policy, labor relations, or other sensitive issues could harm our reputation with certain groups, including our customers, stockholders, team members, advocacy groups, government representatives, and regulatory bodies. Expectations regarding these matters continue to evolve and are not uniform. Although we try to adapt and maintain a balance that satisfies all of these stakeholders, we may not always be able or choose to move as quickly or in the direction that various competing interests desire or demand, which could adversely impact our reputation. Damage to our reputation and loss of brand equity could reduce demand for our services and/or create difficulties in retaining and recruiting employee talent and could materially and adversely affect our business, results of operations, cash flows, and financial condition, as well as require additional resources to rebuild our reputation and restore the value of our brand and goodwill.
We will be self-insured for certain costs associated with our operations, and insurance and claims expenses could materially and adversely affect our business, results of operations, cash flows, and financial condition. In addition, there can be no assurance that we will be able to obtain excess insurance coverage following the Spin-Off on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.
We will be self-insured up to certain limits for costs associated with workers’ compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs, except in respect of occurrences prior to the Spin-Off that are already covered by FedEx policies, which we will have access to make claims pursuant to the Separation and Distribution Agreement. Our self-insurance accruals will primarily be based on estimated costs determined by actuarial methods. Estimated costs include consideration of a variety of factors and related assumptions such as the severity of claims, frequency and volume of claims, healthcare inflation, seasonality, and plan designs, which may be subject to a high degree of variability. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known, which may be several years. Material increases in the magnitude of claims, changes to healthcare costs, accident frequency and severity, insurance retention levels, judgment and settlement amounts, associated legal expenses, and other factors could result in unfavorable differences between actual self-insurance costs and our reserve estimates. As a result, our insurance and claims costs could increase materially in the future, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
As a supplement to our self-insurance program, we expect to maintain coverage with excess insurance carriers in certain instances for potential losses that exceed the amounts we self-insure. We will have to obtain our own insurance policies in connection with the Spin-Off. Although we expect to have such insurance policies in place as of the Distribution Date, we can provide no assurance that we will be able to obtain such coverage, that the costs of such coverage will be similar to those incurred by FedEx, or that such coverage will be adequate to protect us from costs incurred with certain events. For example, the commercial trucking industry has experienced a wave of blockbuster or so-called “nuclear” verdicts, including some instances in which juries have awarded hundreds of millions of dollars to those injured in accidents and their families. As a result, several insurance companies have completely stopped offering coverage to trucking companies for automobile liability claims, have significantly reduced the amount of coverage they offer, or have significantly raised premiums. This trend could adversely affect our ability to obtain suitable insurance coverage, significantly increase our cost of obtaining such coverage, or subject us to significant liabilities for which no insurance is in place, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Given the current claims environment, the amount of coverage available from excess insurance carriers is decreasing, the premiums for this excess coverage are increasing significantly, and excess insurance carriers are challenging insurance claims more frequently, which could further exacerbate our ability to obtain adequate coverage. Our results of operations and financial condition could be adversely affected if our costs or losses significantly exceed our aggregate coverage limits, we are unable to obtain excess insurance coverage in amounts we deem sufficient, our insurance carriers fail to pay on our insurance claims, or we experience a claim for which coverage is not provided.
Failure of third-party service providers to perform as expected, or disruptions in our relationships with those providers or their provision of services to FedEx Freight, could materially and adversely affect our business, results of operations, cash flows, and financial condition.
FedEx Freight engages third-party service providers to perform certain functions that are integral to our business, including the provision of information technology infrastructure, application development, maintenance and support, and end-user support services. In addition, FedEx Freight intends to enter go-forward arm’s-length agreements with FedEx pursuant to which FedEx will provide certain services to FedEx Freight, and/or vice versa, both on a transitional basis (as is in the case of the Transition Services Agreement) and on a longer-term basis (as is in the case of the Commercial Agreements). There can be no assurance that our service providers will adhere to contractual service performance or compliance requirements, perform their assignments in a satisfactory manner, or comply with our safety rules in an appropriate manner, and such service providers may suffer disruptions to their systems (including security breaches, software supply chain compromises, computer viruses, cyber-attacks, malicious codes, worms, ransomware, malware, phishing, hacking, denial-of-service attacks, and unauthorized access), labor groups, or supply chains that could adversely affect their services. Such failures could compromise our ability to fulfill our commitments to our customers, comply with applicable regulations, or otherwise meet our customers’ expectations. Such failures could also harm our reputation and ability to win new business and could lead to us being liable for contractual damages. We may also have disagreements with such service providers, and related contracts may be terminated or may not be extended or renewed. Additionally, from time to time such service providers have engaged in fraudulent activities in the course of their business relationships with FedEx Freight. Any of the foregoing could materially and adversely affect our business, results of operations, cash flows, and financial condition.
The effects of a widespread outbreak of an illness or any other communicable disease or public health crisis could materially and adversely affect our business, results of operations, cash flows, and financial condition.
A widespread outbreak of an illness or any other communicable disease or public health crisis could have varying effects on the demand for our services, our business operations, and the North American and global economies and supply chains. The extent of the effect of such an event on our business, results of operations, and financial condition, as well as the North American and global economies, will be dictated by developments that cannot be predicted, such as: its duration and spread; the success of efforts to contain it and treat its effects, such as travel bans and restrictions, quarantines, shelter-in-place orders, business and government shutdowns, and other restrictions; the possibility of additional subsequent widespread outbreaks and variant strains and the effect of actions taken in response; and the resulting effects on the economic conditions in the markets in which we operate.
Our business is labor and capital intensive in nature, which may require us to incur higher costs to operate our networks during such an event. If we are unable to remain agile and flex our networks to align with shipping volumes, customer needs, disrupted global supply chains, and other network inefficiencies, market demands and operating conditions, or are unable to continuously respond to evolving governmental policies, our business operations could be negatively affected, which could have a further adverse effect on our results of operations.
To the extent a widespread outbreak of an illness or any other communicable disease or public health crisis adversely affects our business and financial results, it may also have the effect of heightening many other risks described in this section, any of which materially and adversely affect our business, results of operations, cash flows, and financial condition. Such risks include, but are not limited to: additional changes in the state of the global economy and international trade policies and relations; our ability to implement our business strategy and effectively respond to changes in market dynamics and customer preferences; our strong reputation and the value of the FedEx brand; our ability to meet our labor and purchased transportation needs while controlling related costs; and the effect of litigation or claims from customers, team members, suppliers, regulators, or other third parties relating to the crisis or our actions in response.
We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.
Our business relies on the availability of financing. The capital and credit markets have in the past experienced and may continue to experience extreme volatility or disruptions that may lead to uncertainty and liquidity issues for both borrowers and investors. Certain customers and suppliers, as well as our business, may need access to credit and trade finance lines and other financing instruments for certain transactions. Additionally, we may need to access the capital markets to supplement our existing funds and cash generated from operations to satisfy our needs for example, for working capital or capital expenditure requirements. A variety of factors beyond our control could impact the availability or cost of capital, such as domestic or international economic conditions, including as a result of: tariffs or the imposition of new tariffs, trade wars, barriers, or restrictions or threats of such actions; increases in key benchmark interest rates and/or credit spreads; the adoption of new or amended banking or capital market laws or regulations; and the repricing of market risks and volatility in capital and financial markets. In the event of adverse capital and credit market conditions, we may be unable to obtain capital market or other financing on favorable terms, or at all, and changes in credit ratings issued by nationally recognized credit-rating agencies could adversely affect our ability to obtain capital market or other financing and the cost of such financing. Such factors may impact our ability, or the ability of our customers or suppliers, to obtain debt financing, guarantees, or hedging from financial institutions, which could limit our growth and materially and adversely affect our business, results of operations, cash flows, and financial condition.
Risks Relating to Industry Dynamics
We operate in a rapidly evolving and highly competitive industry, and customers may shift to other service providers or modes of transportation, or otherwise decrease their use of our services, for a variety of reasons. Potential downward pricing pressures and other competitive factors, along with a decrease in our customers’ use of our services, could materially and adversely affect our business, results of operations, cash flows, and financial condition.
The freight services market is highly competitive and sensitive to price and service levels. Continued transportation industry consolidation may further increase competition. FedEx Freight’s primary competitors are XPO Logistics, Inc., Old Dominion Freight Line, Inc., ABF Freight (an ArcBest company), SAIA, Inc., and TFI International Inc., but we also face competition from outside the LTL freight transportation industry. For example, we also compete with regional transportation providers that operate smaller and less capital-intensive transportation networks and startup companies that combine technology with flexible labor solutions such as crowdsourcing to focus on local market needs. Some smaller competitors may not yet be fully compliant with recently-enacted regulations, which may allow such competitors to take advantage of additional driver productivity. In addition, some high-volume package shippers are developing and implementing in-house delivery capabilities and utilizing independent contractors for deliveries. For example, Amazon recently began offering an LTL freight service for inbound shipments to its distribution facilities and has expressed an intention to offer its internal delivery capability more broadly to third parties.
Customers may shift to other LTL providers or modes of transportation (such as air, truckload, intermodal, or rail) for a variety of reasons, including in response to capacity, service, and pricing issues. Some of our competitors may have actual or perceived competitive advantages. While we believe we compete effectively through our current and planned service offerings, our current competitors or potential future competitors could offer a broader range of services or better service levels, more effectively bundle their services, offer services at lower prices, or implement emerging technologies such as AI more quickly and successfully. Certain competitors may also be willing to operate at little or no margin to gain market share. The existence of such a pricing environment could limit our ability to maintain or increase our prices (including our fuel surcharges in response to rising fuel costs). Pricing can be further depressed by seeking to win orders as customers often accept bids from multiple carriers for shipping needs. Advancements in technology may also necessitate that we increase investments in order to remain competitive, and our customers may not be willing to accept higher rates to cover the cost of these investments, such as: advanced safety systems; AI; vehicle platooning; alternative fuel vehicles; and digitization of freight services. Unfavorable publicity about us or FedEx or our respective employees, particularly given the current environment of instantaneous communication and social media outlets, could damage our reputation and also result in our customers reducing their demand for our services. See “— Adverse publicity relating to our or FedEx’s activities could materially and adversely affect our business, results of operations, cash flows, and financial condition.”
In addition, our customers’ demand for our services is tied to the broader domestic and global economy. Customers could experience a decrease in production due to a decrease in the demand for their products as a result of a decline in the U.S. economy or other global economic factors. These potential downward pricing pressures and other competitive factors, along with any such decrease in our customers’ use of our services, including as a result of any downturn in the domestic or global economy or slowing of growth, could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Our business is capital intensive, and we must make capital decisions based upon projected volume levels. Missing our projections could result in too much or too little capacity relative to our shipping volumes, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We make significant investments in facilities, vehicles, technology, equipment, freight service centers, and other assets to support our business. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. We must predict volume levels and fleet and facility requirements based on those projections, and recent macroeconomic, international trade, and geopolitical uncertainty and volatility have presented significant challenges to our ability to make such predictions and projections accurately. Missing our projections could result in too much or too little capacity relative to our shipping volumes. Overcapacity could lead to below-market asset dispositions or write-downs, as well as negatively affect operating margins, and undercapacity could negatively affect revenue and service levels.
Our investments in such assets depend on our ability to generate cash flow from operations and our access to credit, debt, and equity capital markets. A decline in the availability of these funding sources could materially and adversely affect our business, results of operations, cash flows, and financial condition. See “— Risks Relating to Financial, Accounting, and Tax Matters — We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.”
Our inability to execute and effectively operate, integrate, leverage and grow any acquired businesses and realize the anticipated benefits of acquisitions, joint ventures and strategic alliances, and investments could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Our strategy for long-term growth, productivity, and profitability may depend in part on our ability to make prudent strategic acquisitions and investments, form joint ventures or strategic alliances, and realize the expected benefits from these transactions. Acquisitions and other strategic transactions involve special commercial, customer, accounting, regulatory, compliance, information technology, human resources, cultural, and other risks, including the potential assumption of unanticipated liabilities and contingencies. Additionally, we may be required to make significant capital expenditures and/or incur certain operating expenses following the completion of certain transactions, which may be higher than initially expected. There can be no assurance that we will realize our expectations from strategic transactions within the time frame we have established or at all, or that we would be able to continue to support the value we allocate thereto, including their goodwill or other intangible assets. Exploration of potential acquisitions may also require significant attention from our management team. In addition, we expect to compete for acquisition and other strategic opportunities with other companies, some of which may have greater financial and other resources than we do. We cannot ensure that we will have sufficient cash to consummate such transactions or otherwise be able to obtain financing therefor under acceptable terms or at all.
Risks Relating to Environment, Climate, Weather, and Disasters
We may be affected by global climate change or by legal, regulatory, or market scrutiny and changes with respect to sustainability and environmental matters.
Concern over sustainability and the environment, and particularly climate change, including the effects of global warming, has led to significant U.S. and international governmental efforts to enact sustainability- and environmental-related regulatory and reporting requirements and limit greenhouse gas (“GHG”) emissions, including our vehicle engine and facility emissions. Compliance with such regulation and the associated potential cost is complicated by the fact that various countries and states are following different and continuously evolving approaches to the regulation and reporting of such matters. Increased regulation and reporting obligations regarding GHG emissions, especially vehicle engine emissions, could impose substantial taxes, fees, and other costs on us. These include an increase in the cost of the fuel and other energy we purchase, investments required to obtain electricity capacity and capital, and impairment costs associated with updating or replacing our vehicles or infrastructure prematurely. For example, in August 2021, the U.S. Environmental Protection Agency (the “EPA”) announced plans to reduce GHGs and other harmful air pollutants from heavy-duty trucks through a series of rulemakings. Subsequently, the EPA released final rules in December 2022 and March 2024 setting forth new, more stringent standards of vehicles with regards to GHG emissions, and the added costs for compliance with such rules by manufacturers of our equipment may be passed on to us. On August 1, 2025, the EPA proposed to rescind the 2009 Endangerment Finding, which provides the regulatory predicate for the EPA to issue GHG emission standards, and accordingly repeal all GHG emission standards for light-duty, medium-duty, and heavy-duty vehicles and engines established under Section 202(a) of the Clean Air Act of 1970 (the “CAA”), creating uncertainty as to the future regulation of GHG emissions. Further, to the extent we share information about our sustainability practices, we could be criticized for the accuracy, adequacy, or completeness of such disclosures. There is no assurance that we will achieve any of the goals or that our initiatives described in such disclosures will achieve their intended outcome, and our ability to implement such sustainability-related initiatives or achieve sustainability-related goals may be dependent on external factors outside our control.
In addition, in October 2023, the California Air Resources Board’s (“CARB”) Advanced Clean Fleets (“ACF”) rule requiring subject companies to add an increasing percentage of medium- and heavy-duty zero-emission trucks became effective. CARB formally sought a waiver for the rule from the U.S. EPA pursuant to Section 209(b) of the CAA in November 2023. CARB subsequently withdrew the rule from U.S. EPA waiver consideration and agreed to repeal it as part of a settlement agreement with a coalition of 17 states that challenged the rule. In June 2025 the U.S. president signed a congressional resolution preventing California from implementing its Advanced Clean Trucks rule and its stricter emissions standards for heavy-duty vehicles. In response, California filed a lawsuit challenging the president’s authority to prevent implementation of the program and standards. As a result of these actions, California and other states are considering using indirect source rules as a tool to regulate emissions. To address these regulatory requirements, FedEx has made, and may have to continue making, investments in capital equipment, vehicles, and infrastructure. Until the timing, scope, extent, and enforceability of these and other regulations becomes known, we cannot predict their effect on our cost structure or our operating results, but such regulations could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Further, we may experience backlash from customers, government entities, advocacy groups, employees, or other stakeholders who disagree with our actual or perceived positions or with our lack of position on social, environmental, governance, political, public policy, economic, geopolitical, or other sensitive issues. Increased awareness and any adverse publicity in the marketplace about the sustainability practices of companies in the transportation industry could harm our reputation and reduce customer demand for our services. Certain perceptions about these matters could harm our brand and reputation, our employees’ engagement and retention, and the willingness of our customers and partners to do business with us. Advocates (as well as opponents) to sustainability-related matters are increasingly engaging in a range of activism, including media campaigns and litigation, to advance their perspectives. For example, we could be subject to climate litigation or regulatory enforcement actions, as groups, individuals, and governmental authorities affected by climate change seek to recover climate-related damages from entities they perceive as being partially responsible for human-induced climate change because of the emission of GHGs from their operations. To the extent we are subject to such activism, it may require us to incur costs or otherwise adversely impact our business, results of operations, or financial condition.
We may be affected by harsh weather conditions and other disasters (including terrorist activities), and our inability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Our operations are exposed to adverse weather conditions and localized risks from natural or man-made disasters such as earthquakes, volcanoes, wildfires, hurricanes, tornadoes, wind gusts, floods, severe winter weather, heat waves, extended droughts, conflicts or unrest, terrorist or other physical attacks, or other disturbances, actual or threatened. These conditions can adversely impact our performance by disrupting freight shipments or routes, destroying our assets, disrupting fuel supplies, increasing fuel costs, increasing maintenance costs, and reducing demand by negatively impacting the business or financial condition of our customers. Some of these effects tend to also be seasonal. For example, we frequently incur costs related to snow and ice removal, towing, and other maintenance activities during winter months. Additionally, shifts in weather patterns caused by climate change could increase the frequency, severity, or duration of certain adverse weather conditions. We may experience reduced availability and/or increases in the cost of insurance due to such changes. Prolonged interruptions or disruptions could materially and adversely affect our business, results of operations, cash flows, and financial condition. Moreover, resulting economic dislocations, including supply chain and fuel disruptions, could adversely affect demand for our services.
In addition, transportation infrastructure has in the past, and could in the future, be the target of terrorist activities. Governments in countries in which we operate have adopted, and could in the future adopt, stricter security requirements that will increase operating costs and potentially slow service for businesses, including those in the transportation industry. These security requirements are not static, but change periodically as the result of regulatory and legislative requirements, imposing additional security costs, and creating a level of uncertainty for our operations. Moreover, a terrorist attack directed at FedEx Freight or on transportation infrastructure on which we rely could disrupt our operations, adversely affect demand for our services, and materially and adversely affect our business, results of operations, cash flows, and financial condition.
Risks Relating to Government Regulations and Legal, Tax, and Accounting Matters
Government regulation and enforcement are evolving and unfavorable changes could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We are subject to regulation under a wide variety of U.S. federal, state, and local, and non-U.S. government, regulations, laws, policies, and actions. There can be no assurance that such regulations, laws, policies, enforcement priorities, and actions (including through executive orders and investigations) will not be changed or implemented in ways that will decrease the demand for, or affect the provision of, our services, subject us to escalating costs, affect our reputation, or require us to modify our business models and objectives and/or our policies and practices, which could materially and adversely affect our business, results of operations, cash flows, and financial condition. In particular, areas of legislative, executive, regulatory, or other actions that U.S. and non-U.S. governments have undertaken or could take that may affect our business include data privacy and sovereignty, the use of AI and other emerging technologies, taxes, trade controls, tariffs, quotas, embargoes, or sanctions in the United States or other countries, complex economic sanctions, import and export controls, customs standards, additional security or workplace and transportation health and safety requirements, labor and employment standards (including with respect to our drivers and our service providers and their employees), enforcement of civil rights laws (including Title VII of the Civil Rights Act of 1964) in the United States, scrutiny of human resources policies and practices, challenges to diversity-related initiatives, False Claims Act, immigration and worker eligibility standards, and benefits, government contracting, antitrust, regulated commodities, environmental, climate-related or emission standards, and accounting. For more information relating to climate-related or emission standards that could affect our business, see “— Risks Relating to Environment, Climate, and Weather — We may be affected by global climate change or by legal, regulatory, or market scrutiny and changes with respect to sustainability and environmental matters.” Furthermore, some of our operations are in high-risk legal compliance environments, and the Foreign Corrupt Practices Act, similar anti-bribery laws in non-U.S. jurisdictions, and other compliance-related laws or regulations could result in litigation, investigations, assessment of damages, imposition of penalties, or other consequences. Additionally, there is considerable uncertainty regarding recent executive orders in the United States and changes to various aspects of existing laws, regulations, and enforcement priorities and strategies that could affect trade policies, labor matters, human resources and other policies and practices, immigration, taxes, and technological advancements, among other areas.
The regulatory environment with respect to transportation could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We are subject to regulations and requirements promulgated by the U.S. Department of Transportation (the “DOT”), the U.S. Federal Motor Carrier Safety Administration (the “FMCSA”), the U.S. Department of Homeland Security, U.S. Customs and Border Protection (“CBP”), Canada Border Services Agency, and various other international, domestic, state, and local agencies, and port authorities. These regulatory authorities have broad powers over matters relating to authorized motor carrier operations, as well as motor carrier registration, driver hours of service, safety and fitness of transportation equipment and drivers, transportation of hazardous materials, certain mergers and acquisitions, and periodic financial reporting. The trucking industry is also subject to regulatory and legislative changes from a variety of other governmental authorities, which address matters such as increasingly stringent environmental regulations, occupational safety and health regulations, limits or restrictions on vehicle weight and size and types of shipments transported, port security, driver hours of service, and drug and alcohol testing. We are subject to the costs and potential adverse impact of compliance associated with FMCSA’s Electronic Logging Device (“ELD”) regulations and guidance, including the operation of our fleet and safety management systems on the ELD hardware and software platform. In addition, certain shipments may subject us to compliance with cargo-security and transportation regulations issued by the Transportation Security Administration (the “TSA”) and CBP. Regulatory requirements and changes in regulatory requirements or guidance, together with the growing compliance risks presented by increased differences between applicable federal and state regulations, may affect our business or the economics of the industry by requiring changes in operating practices that could influence the demand for and increase the costs of providing transportation services.
Our right to serve foreign points is subject to the approval of DOT and generally requires a bilateral agreement between the U.S. and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific services. For example, in Canada, carriers must obtain licenses issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Our operations outside of the United States are also subject to current and potential regulations, including certain postal regulations and licensing or other requirements, that restrict, make difficult, and sometimes prohibit the ability of foreign-owned companies such as FedEx Freight to compete effectively in parts of the international domestic transportation and logistics market. If we are unable to maintain our Free and Secure Trade (“FAST”), U.S. Customs Trade Partnership Against Terrorism (“C-TPAT”), and Partners in Protection (“PIP”) certification statuses, we may have significant border delays, which could cause our cross-border operations to be less efficient than those of competitor carriers that obtain or continue to maintain FAST, C-TPAT, and PIP certifications. Regulatory or executive actions affecting global transportation rights or a failure to obtain or maintain transportation rights in important international markets could impair our ability to operate our networks. Further, our ability to obtain or maintain transportation rights internationally may be adversely affected by changes in international trade policies and relations, and any lapses in government operations may result in, among other things, disruptions in the ability of government agencies to grant required regulatory approvals.
We may also become subject to new or more restrictive regulations and other unforeseen matters. Compliance with these laws and regulations can be onerous and expensive. New and changing laws and regulations can adversely affect our business by increasing costs and requiring changes to our business. New and changing laws and regulations can also create uncertainty about how such laws and regulations will be interpreted and applied. There can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies and procedures. If we are found to have violated laws and regulations, it could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We could be subject to adverse changes in regulations and interpretations or challenges to our tax positions, and changes in tax laws or tax rates, adverse positions taken by taxing authorities, and tax audits could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We are subject to income and other taxes (including sales, excise, and value-added) in the United States and certain foreign jurisdictions. The determination of the Company’s provision for income taxes and liability for income and other tax liabilities requires judgment and is based on diverse legislative and regulatory structures that exist in the various jurisdictions where the Company operates. These factors, together with changes in tax laws, tax rates, changes in interpretation of tax laws, the resolution of tax assessments, or audits by various tax authorities and the ability to fully utilize tax loss carryforwards and tax credits, could impact our operating results, including additional valuation allowances for deferred tax assets. U.S. and foreign governmental agencies maintain focus on the taxation of multinational companies, including statutory tax rates, digital taxes, global minimum taxes (such as the framework agreed to by members of the Organization for Economic Cooperation and Development), and transactions between affiliated companies. Changes in tax law may require new and complex computations to be performed, significant judgments, estimates, and calculations to be made, and the preparation and analysis of information not previously relevant or regularly produced. Standard-setting bodies could interpret or issue guidance on how provisions of certain tax laws and regulations will be applied or otherwise administered that is different from our interpretation, and we may be required to make adjustments to amounts that we have recorded that may adversely affect our results of operations and financial condition.
Furthermore, potential changes to tax laws, including changes to taxation of global income, may have an effect on our subsidiary structure, operations, sales, liquidity, cash flows, capital requirements, effective tax rate, and results of operations. For example, legislative or regulatory measures by U.S. federal or state, or non-U.S., governments, such as legislation implementing global minimum taxes under Pillar 2 of the Organization for Economic Cooperation and Development’s Base Erosion and Profit Shifting project or other changes to the treatment of global income, could increase our cash tax costs and effective tax rate. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business, but such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance.
Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding data protection and cybersecurity, which impose significant costs and regulatory risks that are likely to increase over time.
There has recently been heightened regulatory and enforcement focus relating to the collection, use, storage, retention, transfer, and processing of personal data in the United States (at both the state and federal level) and internationally, including the California Consumer Privacy Act (as amended by the California Privacy Rights Act, the “CCPA”), the Virginia Consumer Data Protection Act, the Canada Personal Information Protection and Electronic Documents Act (“PIPEDA”), and other similar laws that have been or will be enacted by other jurisdictions. In addition, in the United States and internationally, there has been increased legislative and regulatory activity related to cybersecurity and AI and the risks and challenges AI poses, including the Colorado AI Act, and other similar state laws that have been or will be enacted. An actual or alleged failure to comply with applicable U.S. or foreign data protection laws, regulations, or other data protection standards or cybersecurity regulations may expose us or our applicable third-party providers to litigation (including, in some instances, class action litigation), fines, sanctions, or other penalties, which could materially and adversely affect our business, reputation, results of operations, cash flows, and financial condition. This regulatory environment is increasingly challenging, based on discretionary factors, and difficult to predict. Consequently, compliance with all applicable regulations in the various jurisdictions in which we do business may present material obligations and risks to our business, including: significantly expanded compliance burdens, costs, and enforcement risks; extensive system or operational changes; or increased cost and/or reduced attractiveness of the services we offer. All of these evolving compliance and operational requirements, as well as the uncertain interpretation and enforcement of laws, impose significant costs and regulatory risks that are likely to increase over time. Developing privacy and AI legislation in the United States and in other jurisdictions may also create limitations or added requirements on our use of personal data.
We are subject to the risks of legal proceedings and claims, litigation, governmental inquiries, notices, and investigations, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
The nature of our business exposes us to the potential for various legal proceedings and claims regarding a variety of issues, including accidents involving our trucks and employees, workers’ compensation, federal and state labor and employment law claims, securities claims, privacy claims, contract claims, personal injury, property damage, cargo claims, safety and contract compliance, environmental liability, and other matters. These proceedings may be time-consuming, expensive, and disruptive to normal business operations, and may include collective and/or class action allegations. Additionally, we may from time to time be subject to potential governmental inquiries, notices, or investigations, which also can expose us to the potential for various claims and legal proceedings. The defense, settlement, or resolution of such matters could result in significant expense that may not be covered in whole or in part by insurance, as well as the diversion of our management’s time and attention from the operation of our business. See “— Risks Relating to Operations and Strategies — We will be self-insured for certain costs associated with our operations, and insurance and claims expenses could materially and adversely affect our business, results of operations, cash flows, and financial condition. In addition, there can be no assurance that we will be able to obtain excess insurance coverage following the Spin-Off on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.”
The FMCSA’s Compliance, Safety, Accountability initiative could adversely impact our ability to hire qualified drivers, meet our growth projections, and maintain our customer relationships, each of which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
The FMCSA’s Compliance, Safety, Accountability initiative (“CSA”) is an enforcement and compliance program designed to monitor and improve commercial motor vehicle safety by measuring the safety record of both the motor carrier and the driver. These measurements are scored and used by the FMCSA to identify potential safety risks and to direct enforcement action. Under the CSA program, carriers are evaluated and ranked against their peers based on seven categories of safety-related data: Unsafe Driving; Hours-of-Service Compliance; Driver Fitness; Controlled Substances/Alcohol; Vehicle Maintenance; Hazardous Materials Compliance; and Crash Indicator. Carriers are grouped by category with other carriers that have a similar number of safety events (i.e., crashes, inspections, or violations) and carriers are ranked and assigned a rating percentile or score. Our CSA scores are dependent upon our safety and compliance experience, which could change at any time. In addition, the safety standards prescribed in CSA could change and our ability to maintain an acceptable score could be adversely impacted. While public disclosure of certain CSA scores was restricted through the enactment of the Fixing America’s Surface Transportation Act of 2015, some public disclosure of data collected by the FMCSA may still be permissible. The FMCSA is currently reviewing CSA methodology to address deficiencies identified by the National Academy of Sciences, including the possibility of weak or negative correlation between current safety improvement categories and vehicle crash risk. Nevertheless, if we receive unacceptable CSA scores, and this data is made available to the public, our relationships with our customers could be damaged, which could result in a loss of business. The requirements of the CSA could also shrink the industry’s pool of drivers, as those with unfavorable scores could leave the industry. As a result, the costs to attract, train, and retain qualified drivers could increase. In addition, a shortage of qualified drivers could increase driver turnover, decrease asset utilization, limit growth, and adversely impact our results of operations. See “— Risks Relating to Employee Matters and Human Resource Management — Our failure to attract and retain employee talent, meet our purchased transportation needs, or maintain our company culture, as well as increases in labor and purchased transportation costs, could materially and adversely affect our business, results of operations, cash flows, and financial condition.”
Future material impairments in the value of our long-lived assets, including goodwill, could materially and adversely affect our results of operations and financial condition.
We review our long-lived assets, including identifiable intangible assets, goodwill and property, plant, and equipment, for impairment at least annually. All long-lived assets used in our operations are reviewed when events and circumstances indicate that impairment may exist. Changes in market conditions or other changes in the assessment of value, along with future business decisions, may lead to impairment charges in the future. Certain non-cash impairments may result from a change in our strategic goals, business direction, or other factors relating to the overall business environment. Impairment charges could materially and adversely affect our results of operations and financial condition.
Risks Relating to Employee Matters and Human Resource Management
Labor-related disruptions and potential changes in labor laws could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Our business is labor intensive in nature, utilizing large numbers of numerous classes of employees. Labor-related disputes and disruptions, such as strikes and work stoppages by our employees, employees within the transportation networks that we service, employees of our service providers, or employees of our customers could depress volumes or our ability to service customers. Labor unions have recently attempted to organize employees at businesses and in industries that have not traditionally been unionized, and in certain instances have been successful. Additionally, the U.S. Congress has, in the past, considered adopting changes in labor laws that would make it easier for unions to organize units of our employees. There is also the possibility that Congress could pass other labor legislation that could adversely affect our operations with employees governed by the National Labor Relations Act of 1935, as amended. In addition, the National Mediation Board and the National Labor Relations Board have and may continue to take actions that could make it easier for our employees, as well as vendor, service provider, and supplier workforces, to organize. In the event of reclassification of our FedEx Custom Critical owner-operators as employees, we could be exposed to various liabilities and additional costs, for both future and prior periods, under federal, state, and local tax laws, and workers’ compensation, unemployment benefits, labor and employment laws, as well as potential liability for penalties and interest and under vicarious liability principles.
Our failure to attract and retain employee talent, meet our purchased transportation needs, or maintain our company culture, as well as increases in labor and purchased transportation costs, could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Our success depends upon the efforts and abilities of our high-quality management team and employees, many of whom are longstanding FedEx Freight team members. Difficulties in motivating, rewarding, recruiting, and retaining employee talent, including members of senior management and successors to senior management; failure to protect members of senior management from security threats; the unexpected loss of long-term senior management resulting in the depletion of our institutional knowledge; and/or our inability to successfully transition key management roles could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Certain positions at FedEx Freight have historically experienced high turnover rates, which can lead to increased recruiting, training, and retention costs. For example, hiring new employees may increase training costs and may result in temporary inefficiencies until those employees become proficient in their jobs, and competition for qualified employees could also adversely affect our profitability. Additionally, our company culture is important to providing high-quality customer service and having a productive workforce and could be adversely affected by our evolving operations and other factors. If we fail to maintain the strength of our company culture, which we believe has been a key contributor to our success, our competitive ability and our business may be harmed.
There is significant competition for qualified drivers within the trucking industry and attracting and retaining qualified drivers has become more challenging due to a decreasing pool of qualified drivers and high turnover rates. Changing workforce demographics, hours of service rules, competition from other transportation companies and industries for employees, the availability and affordability of driver training schools, changing industry regulations, and the demand for drivers in the labor market have contributed to the reduction in the number of eligible drivers, and may continue to do so in the future.
Our business is labor intensive, and our ability to meet our labor and purchased transportation needs while controlling related costs is generally subject to numerous external factors, including the availability of qualified service providers and persons in the markets where we and our service providers operate and unemployment levels within these markets, prevailing and competitive wage rates and other benefits, health and other insurance costs, inflation, fuel and energy prices and availability, behavioral changes, adoption of new or revised employment and labor laws and regulations (including increased minimum wage requirements) or government programs, safety, and security levels of our operations, our reputation within the labor and transportation markets, changes in the business or financial soundness of service providers, and interest in contracting with FedEx Freight. Additionally, certain service providers (acting collectively or in coordination in some instances) may seek to increase financial rates or modify contract terms and may refuse to provide service to FedEx Freight.
Our inability to effectively meet our labor and purchased transportation needs can increase our costs, hinder our ability to execute our business strategy, negatively affect service levels, and adversely affect our business and results of operations.
Increasing costs, the volatility of costs and funding requirements, and other legal mandates for employee benefits, especially pension and healthcare benefits, could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We provide retirement benefits for most of our employees through FedEx Freight- or FedEx-sponsored programs. These programs include defined benefit pension plans and defined contribution plans. The costs of providing pension plans are dependent on numerous assumptions, such as discount rates, expected long-term investment returns on plan assets, future salary increases, employee turnover, mortality, and retirement ages. Changes in actuarial assumptions and differences between the assumptions and actual values, as well as significant declines in the value of investments that fund our pension plans, if not offset or mitigated by a decline in plan liabilities, could increase pension expense, and we could be required from time to time to fund the pension plans with significant amounts of cash. Additionally, the rules for pension and retirement benefit plan accounting are complex and involve numerous assumptions. We may assume certain liabilities from FedEx in connection with the Spin-Off, including some liabilities unrelated to our core business. For example, we may retain or assume responsibility for certain liabilities for pension, healthcare, and life insurance benefits previously provided to our or FedEx’s respective current or former employees unrelated to our core business. We may rely on estimates and assumptions made by FedEx with respect to the scope, probability, and magnitude of these liabilities. Such estimates and assumptions involve complex judgments which are difficult to make. Actual developments may differ from estimates and assumptions, thereby resulting in an increase or decrease in our actual obligations for these liabilities.
Risks Relating to Technology, Data, and Intellectual Property
Failure to adapt to and implement new technologies could materially and adversely affect our business, results of operations, cash flows, and financial condition.
In recent years, our industry has been characterized by rapid changes in technology, leading to innovative transportation and logistics concepts that have impacted, or have the potential to significantly impact, our business model, competitive landscape, and the industries of our customers and suppliers. AI and other emerging technologies, including autonomous driving, have the potential to alter the delivery of services and business operations across our industry. Our use of AI or other emerging technologies may or may be alleged to be deficient, inaccurate, biased, or in violation of intellectual property rights or privacy-related rights of third parties. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including potential government regulation of AI, will require significant resources to develop, test, implement, and maintain our AI solutions to minimize unintended harmful impacts. We also rely heavily on information technology systems. Our information technology systems are complex and require ongoing investments and enhancements to meet both internal requirements and the requirements of our customers. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. We will also continue using certain FedEx systems for a limited time following the Spin-Off. For example, pursuant to the Transition Services Agreement, FedEx Freight will utilize, for generally up to two years following the Spin-Off, applications provided by FedEx that support functions including order creation, customer data management, marketing, clearance, data and analytics, and other functions, as well as the technology operations and support technologies required for those applications. Furthermore, while we may further integrate digital technologies into our operations, these integration efforts and the engagement of additional technology service providers and systems in our operations could increase our exposure to the aforementioned risks. If we are unable to invest in and enhance or modernize our technology systems in a timely manner or at a reasonable cost, if we fail to accurately determine the needs of our customers or trends in the transportation industry, if we are unable to train our employees to operate the new, enhanced, or modernized systems, if we are unable to access FedEx systems we plan to utilize following the Spin-Off, or if we fail to achieve the benefits that we anticipate from any new technology or new or modernized system, our business, results of operations, cash flows, and financial condition could be materially and adversely affected.
Our competitors may implement new technology, including AI applications, that could improve their service, price, available capacity, or business relationships and increase their market share. Our failure to adapt to and implement new technologies could materially and adversely affect our business, results of operations, cash flows, and financial condition. Advances in technology may require us to increase investments in order to remain competitive, and our customers may not be willing to accept higher prices to cover the cost of these investments. In addition, the timing of when we have to adopt new technologies may be affected by changes in the political or regulatory environment, which could further increase our investment costs, operating complexity and our ability to offer such technologies to our customers in the jurisdictions in which we operate. Moreover, the success of our approach to technology innovation also depends on market acceptance of our solutions and other factors, including our ability to deploy funds and resources, achieve the right balance of strategic investments in existing or developing technology and innovation, detect and remedy defects in enhanced or new technology, and adequately anticipate challenges and respond to unforeseen challenges.
Failures of essential services upon which our technology platforms rely could cause us to incur costs or result in a loss of business, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Our information technology systems depend upon the Internet, third-party service providers, global communications providers, satellite-based communications systems, the electric utilities grid, electric utility providers, and telecommunications providers. We have minimal control over the operation, quality, or maintenance of these services or whether vendors will improve their services or continue to provide services that are essential to our business. We may lose customers or incur increased costs as a result of: disruptions due to transitional challenges in upgrading or enhancing our technology systems; failures in the services upon which our information technology platforms rely, including those that may arise from adverse weather conditions or natural calamities, including, but not limited to, storms, floods, hurricanes, earthquakes, or tornadoes; illegal acts, including terrorist attacks; human error or systems modernization initiatives; and/or other disruptions.
A significant data breach or other disruption to our technology infrastructure could materially and adversely affect our operations and result in the loss of critical sensitive or confidential information.
Our ability to attract and retain customers, efficiently operate our business, and compete effectively depends in part on the sophistication, security, and reliability of our technology infrastructure, including our ability to provide features of service that are important to our customers, to protect our confidential business information and the information provided by our customers (including personal information), and to maintain customer confidence in our ability to protect our systems and to provide services consistent with their expectations. For example, we rely on information technology to receive shipment information in advance of physical receipt of shipments, to track items that move through our delivery systems, to efficiently plan deliveries, to execute billing processes, and to track and report financial and operational data. We face significant and evolving risks from cyberattacks, data breaches, and operational disruptions, which may be random or targeted and can originate from a variety of sources, including external actors (such as hackers, state-sponsored entities, cyber terrorists, and cyber criminals), malicious insiders, and third-party service providers. These risks are heightened by the increasing number, intensity, and sophistication of attempted attacks globally, as well as the growing reliance on connected information technology systems to store and transmit sensitive data. We and our third-party service providers have experienced, and may continue to experience, breaches or disruptions of our technology infrastructure, which could result in unauthorized access to, or loss of, sensitive or confidential information regarding our operations, customers, employees, or suppliers, including personal information. We have also faced, and may continue to face, attempts to gain access to customer accounts for the purposes of fraudulently diverting and misappropriating shipments being transported in our network, fraudulently charging shipment fees to customer or franchisee accounts, and fraudulently sending e-mails to recipients purporting to be from FedEx Freight. We also maintain integrations with customers and key business partners and have faced, and may continue to face, attempts to gain access to our systems and environments through such entry points. To date, none of these fraudulent cyber activities have caused a material disruption to our systems or resulted in any material costs to FedEx Freight. Additionally, risks such as code anomalies, “Acts of God,” transitional challenges in migrating operating company functionality to our enterprise automation platforms, data leakage, cyber-fraud, and human error pose a direct threat to our products, services, systems, and data, and could result in unauthorized or block legitimate access to sensitive or confidential data regarding our operations, customers, employees, and suppliers, including personal information. Any incidents involving the foregoing or similar matters could materially and adversely affect our operations, require substantial repairs or replacements, result in significant costs, harm our reputation, and lead to the loss of business to competitors. These types of adverse effects could also occur in the event the confidentiality, integrity, or availability of company and customer information was compromised due to a data loss by FedEx or a trusted third party.
We also depend on and interact with technology and systems of third parties, including customers, cloud service providers, and other vendors. Certain third parties are involved in critical technology services and data processing. These third parties are subject to similar cybersecurity and operational risks, and their failures, breaches, or human errors could compromise our data or disrupt our operations, despite having security processes, protocols, and standards in place, including contractual provisions requiring certain security measures, that are applicable to such third parties and are designed to protect information that is held by them, or to which they have access, as a result of their engagements with us. The security measures we and our third-party service providers have in place may not be sufficient to prevent all breaches or disruptions. See “— Failures of essential services upon which our technology platforms rely could cause us to incur costs or result in a loss of business, which could materially and adversely affect our business, results of operations, cash flows, and financial condition” and “— Risks Relating to Operations and Strategies — Failure of third-party service providers to perform as expected, or disruptions in our relationships with those providers or their provision of services to FedEx Freight, could materially and adversely affect our business, results of operations, cash flows, and financial condition.”
Detecting, investigating, and remediating cybersecurity incidents is complex and may be delayed by incomplete or insufficiently detailed logging, the sophistication of threat actors, and the size and complexity of our information systems. The full scope and impact of an incident may not be immediately apparent, and remediation efforts may be prolonged or repeated before the incident is fully contained. In some cases, breaches may not be discovered for a significant period of time after they occur, and harm may spread internally or to customers, vendors, or other third parties before containment. Given the age, size, and complexity of our network environment and operational and computer systems, patches for certain vulnerabilities may not exist and, even where patches or other risk-mitigating activities are available, the development of patches or execution of risk-mitigating actions may not occur before an underlying vulnerability is exploited and results in the disruption of our operations or compromise of our information systems or data. A significant number of our employees as well as customers and others with whom we do business continue to work remotely or in hybrid models, which may heighten these risks. We continue to invest in technology security initiatives, information technology risk management, business continuity, and disaster recovery plans, including the retirement and replacement of end-of-life systems. However, these measures are costly, require ongoing monitoring and updating, and may not be sufficient to prevent all incidents, particularly as threats evolve and new technologies such as AI and machine learning introduce additional challenges. A significant cybersecurity incident could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We do not own the FedEx trademark or logo or associated purple and orange trade dress, and any elimination of our rights to use specified trademarks granted to us under the Trademark License Agreement could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We do not own the FedEx trademark or logo or associated purple and orange trade dress and will enter into a Trademark License Agreement with Federal Express prior to or substantially concurrently with the

Spin-Off, pursuant to which Federal Express will grant us a license to use the FedEx trademark and logo in connection with certain of our products, solutions, and services, as well as the right to use the FedEx brand in connection with certain legal entity names within our corporate structure and trade names. Federal Express owns and controls the FedEx brand, and the integrity and strength of the FedEx brand will depend in large part on the efforts and businesses of Federal Express and FedEx and other licensees of the FedEx brand and how the brand is used, promoted, and protected by them, which will be largely outside of our control. We may be dependent to a certain extent on Federal Express to prosecute, maintain, defend, and enforce the trademarks licensed under the Trademark License Agreement. See “— Risks Relating to Operations and Strategies — Adverse publicity relating to our or FedEx’s activities could materially and adversely affect our business, results of operations, cash flows, and financial condition.”
The license granted to us under the Trademark License Agreement will be for an initial term of five years from the effective date of the Spin-Off, and will automatically renew annually in one-year increments for up to an additional five years unless either party provides the other with notice of its election not to renew, and will not otherwise be terminable by Federal Express other than in connection with a material uncured breach by FedEx Freight, bankruptcy of FedEx Freight, or a change of control of FedEx Freight. Termination of the Trademark License Agreement would eliminate our rights to use the specified trademarks granted to us under the agreement and may result in our having to negotiate a new or reinstated agreement with less favorable terms or cause us to lose our rights under the Trademark License Agreement, which would require us to change our corporate name and undergo significant rebranding efforts. These rebranding efforts may require significant resources and expenses and may compromise our ability to attract and retain customers and employees and/or negatively affect our reputation, any of which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
In addition, we will enter into the Intellectual Property Cross-License Agreement with FedEx, Federal Express, and FedEx Dataworks prior to or substantially concurrently with the Spin-Off, pursuant to which each of FedEx, Federal Express, and FedEx Dataworks, on the one hand, and FedEx Freight, on the other hand, will grant and receive licenses to and from each other in respect of certain patents, know-how, and copyrights. The Intellectual Property Cross-License Agreement will remain in effect on a licensed-patent-by-licensed-patent and licensed-copyright-by-licensed-copyright basis until expiration, invalidation, or abandonment thereof and, with respect to all other licensed intellectual property, in perpetuity. The Intellectual Property Cross-License Agreement is generally not terminable.
We may be unable to obtain, maintain, protect, or effectively enforce our intellectual property rights. Further, restrictions under the Intellectual Property Cross-License Agreement may limit our ability to prosecute, maintain, and enforce certain intellectual property.
There are significant risks and challenges in protecting intellectual property, including the possibility that legal protections may be inadequate or unenforceable in some jurisdictions or that we may need to litigate against third parties to enforce our rights with respect to intellectual property, which may be costly and time consuming. We also may not receive protection for pending or future applications relating to intellectual property rights owned by or licensed to us. Products sold by our competitors may infringe, misappropriate, or otherwise violate intellectual property rights owned by or licensed to us. From time to time, we receive notices from third parties asserting infringement, misappropriation, or violation of their intellectual property rights. We are also subject to lawsuits alleging infringement, misappropriation, or other violation of third-party intellectual property rights. Adverse judicial rulings or our entry into any license or settlement agreement in connection with third-party claims could affect our ability to compete and have a material adverse effect on our business results, cash flows, financial condition, or prospects. Our agreements with our customers and other third parties often include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of intellectual property claims. We may not always be successful in limiting our liability with respect to such obligations and could become subject to large indemnity payments or damages claims from contractual breach.
Our rights to use certain intellectual property retained by FedEx will be granted to us under the Intellectual Property Cross-License Agreement and Trademark License Agreement. We may be dependent to a certain extent on FedEx to prosecute, maintain, defend, and enforce certain of the intellectual property licensed to us by FedEx under the Intellectual Property Cross-License Agreement. If FedEx chooses to not enforce the intellectual property licensed to us under the Intellectual Property Cross-License Agreement, we may not be able to prevent competitors from making, using, and selling products, solutions, and services that potentially infringe on such intellectual property.
Risks Relating to the Spin-Off
Following the Spin-Off, we will be a smaller company than FedEx, and we will no longer operate as part of a globally diversified company.
Following the Spin-Off, we expect to have a significantly smaller employee base than that of FedEx. A smaller employee base inherently causes some loss of institutional knowledge, which could impact our results of operations. Similarly, our employees who were previously used to the operating procedures of FedEx will need to adapt to our updated operating policies and procedures. As a smaller independent company, our business will be less diversified than FedEx’s business prior to the Spin-Off, and our business will also experience a loss of scale and access to certain financial, managerial, and professional resources from which we have benefited in the past. Being a smaller, less diversified company than FedEx may also affect our ability to access capital. See “— Risks Relating to Our Business and Our Industry — Risks Relating to Financial, Accounting, and Tax Matters — We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.”
In addition, as a globally diversified company, FedEx historically has been less impacted by adverse events and trends in any particular region or sector. After separating from FedEx, however, we may be more susceptible to certain regulations: international trade policies, including with respect to tariffs; economic climate; consumer trends; market fluctuations; or other adverse events that are specific to North America or the FedEx Freight Business. For example, because our operations are limited to North America, we expect that regulatory changes, increases in fuel prices, and economic activity in North America specifically will have a more significant impact on us as a standalone company than these changes would have had on FedEx as a whole when we were part of FedEx. See “— Risks Relating to Our Business and Our Industry — Risks Relating to Macroeconomic and Geopolitical Conditions” and “— Risks Relating to Our Business and Our Industry — Risks Relating to Government Regulations and Legal Matters.” In addition, we expect that the cyclical nature of the FedEx Freight Business will be more impactful on us than it had been on FedEx as a whole when we were part of FedEx. Specifically, the spring and fall is typically the busiest period and the latter part of December through February is typically the slowest period for the FedEx Freight Business.
If there is a determination that the Spin-Off, together with certain related transactions, is taxable for U.S. federal income tax purposes, then FedEx and its stockholders could incur significant U.S. federal income tax liabilities, and we could also incur significant liabilities.
The Spin-Off is conditioned upon the receipt by FedEx of an opinion from Skadden to the effect that the Spin-Off, together with certain related transactions, will qualify for non-recognition of income, gain, and loss under Section 355 and related provisions of the Code. The tax opinion would rely on certain facts, assumptions, representations, and undertakings from FedEx and FedEx Freight regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings is incorrect or otherwise not satisfied, FedEx and its stockholders may not be able to rely on the tax opinion and could be subject to significant tax liabilities. The tax opinion will not be binding on the Internal Revenue Service (“IRS”). As a result, notwithstanding the tax opinion, the IRS could determine that the Spin-Off is taxable if it disagrees with the conclusions in the tax opinion or for other reasons, including as a result of certain significant changes in the stock ownership of FedEx or FedEx Freight after the Spin-Off.
In addition, FedEx could waive the condition that FedEx will receive this opinion, in which case FedEx would notify its stockholders (1) by filing an amendment to the Registration Statement on Form 10 of which this Information Statement forms a part if the waiver occurs before the Registration Statement becomes effective or (2) by filing a Current Report on Form 8-K if the waiver occurs after the Registration Statement becomes effective. FedEx does not currently intend to waive this condition to the Spin-Off.
If the Spin-Off is determined to be taxable for U.S. federal income tax purposes, FedEx and/or its stockholders could incur significant U.S. federal income tax liabilities, and FedEx Freight could also incur significant liabilities.

In addition, under the Tax Matters Agreement between FedEx and FedEx Freight, FedEx Freight will generally be responsible for any taxes on FedEx that arise from the failure of the Spin-Off, together with certain related transactions, to qualify for tax-free treatment under Section 355 and certain other relevant provisions of the Code to the extent that the failure to so qualify is attributable to actions, events, or transactions relating to FedEx Freight’s stock, assets, or business, or a breach of the relevant representations or covenants made by FedEx Freight under the Tax Matters Agreement.
We intend to agree to numerous restrictions to preserve the non-recognition tax treatment of the Spin-Off and certain related transactions, which may reduce our strategic and operating flexibility.
We intend to agree in the Tax Matters Agreement to certain covenants and indemnification obligations that address compliance with Section 355 and related provisions of the Code, as well as state, local, and foreign tax law. These covenants will include certain restrictions on our activity for a period of two years following the Spin-Off. Specifically, we will be subject to certain restrictions that are intended to preserve the generally tax-free status of the Spin-Off and certain related transactions, including restrictions on our ability to enter into acquisition, merger, liquidation, sale, and stock redemption transactions with respect to our stock or assets, and we may be required to indemnify FedEx against any resulting tax liabilities even if we do not participate in or otherwise facilitate the acquisition. Furthermore, we will be subject to specific restrictions on discontinuing the active conduct of our trade or business, the issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might otherwise be advantageous for our business, and might discourage or delay a strategic transaction that we or our stockholders may consider favorable.
The Spin-Off might not be completed or not be completed within the envisaged time frame, and the non-recurring and recurring costs of the Spin-Off may be greater than we expected.
There are risks and uncertainties relating to the execution of the Spin-Off, including the timing and certainty of the completion of the Spin-Off and the timing and certainty of the satisfaction or waiver of the conditions to the Spin-Off. Additionally, if the FedEx Board waives any condition to the Spin-Off and the Spin-Off is completed, such waiver could materially and adversely affect our business, results of operations, cash flows, and financial condition, including as a result of litigation relating to any preliminary or permanent injunctions that sought to prevent the consummation of the Spin-Off, or the failure to obtain any required regulatory approvals.
The separation process is complex, time-consuming, and involves significant costs and expenses. We expect to incur non-recurring costs associated with the establishment of FedEx Freight as a standalone public company, including transaction costs related to rebranding, employee-related costs such as recruitment and relocation expenses, and costs to establish certain standalone functions and other transitional costs. As a standalone public company, we also expect to incur recurring costs required to operate new functions as a public company, including executive leadership compensation, accounting and financial reporting, compliance and regulatory, human resources, information technology, marketing and communications, insurance, and other operating costs. We also have incurred, and expect to continue to incur, financing costs in connection with financing arrangements that we have entered into, and will enter into, in connection with the Spin-Off. If we are unable to transition effectively or within the envisaged time frame, we may incur temporary interruptions in business operations. The costs of the separation, whether incurred before or after the Spin-Off, may be significantly greater than anticipated. In addition, any delay in separating and implementing, or any operational interruptions suffered while separating and implementing, our information technology infrastructure could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.
We may be unable to achieve the full strategic and financial benefits (which are based on a number of assumptions, some or all of which may prove to be incorrect) expected to result from the Spin-Off, or such benefits may be delayed or not realized at all. Such expected benefits include, among others: providing each of

FedEx and FedEx Freight with its own distinct equity currency that relates solely to its respective business, which it can use to compensate its employees and pursue strategic acquisitions and other financial and strategic objectives; providing greater flexibility to pursue innovation, capture profitable growth opportunities, and adapt to changing customer needs; and permitting each company to deploy capital in a manner that is optimized for its own strategy and business needs. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all, for a variety of reasons, including: (i) the completion of the Spin-Off and compliance with the requirements of being an independent, publicly traded company will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) costs and expenses related to the Spin-Off (which are expected to be significant), including: costs related to commercial and operational dis-synergies; restructuring and other transaction expenses; expenses related to establishing stand-alone operational, commercial, personnel, and digital and technology infrastructure; and accounting, tax, legal, and other professional services expenses may be higher than initially expected; (iii) failure to retain existing business and operational relationships, including with customers, suppliers, employees, and other counterparties; (iv) failure to address employee issues so as to promote retention and motivation and maintain efficient and effective labor and employee relations; (v) failure to obtain any required regulatory licenses, operating authority, or contractual consents; (vi) following the Spin-Off, we may be more susceptible to market fluctuations, actions by activist stockholders, and other adverse events than if we were still a part of FedEx; (vii) following the Spin-Off, our businesses will be less diversified than FedEx’s businesses prior to the separation; (viii) the other actions required to separate FedEx’s and our respective businesses could disrupt our operations; (ix) potential negative reactions from investors and other external stakeholders; and (x) under the terms of the Tax Matters Agreement, we will be restricted from taking certain actions that could cause the Spin-Off, together with certain related transactions, to fail to qualify as a tax-free transaction and these restrictions may limit us for a period of time from pursuing strategic transactions and equity issuances or engaging in other transactions that may otherwise be advantageous for our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition, cash flows, and results of operations could be adversely affected.
The terms we will receive in our agreements with FedEx in connection with the Spin-Off could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
The agreements we will enter into with FedEx in connection with the Spin-Off, including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreement, the Trademark License Agreement, the Commercial Agreements, and the Stockholder and Registration Rights Agreement, will be negotiated prior to the Spin-Off, at a time when our business will still be operated by FedEx. While the agreements will be entered into on arm’s-length terms similar to those that would be agreed with an unaffiliated third party, we will not have an independent board of directors or a management team independent of FedEx representing our interests while the agreements are being negotiated. In addition, until the Spin-Off occurs, we will continue to be a wholly owned subsidiary of FedEx, and FedEx will still have the discretion to determine and change the terms of the separation until the Distribution Date. As a result of these factors, it is possible that we might have been able to achieve more favorable terms if the circumstances differed.
Following the Spin-Off, we could incur substantial additional costs and experience temporary business interruptions, and we may not be adequately prepared to meet the requirements of an independent, publicly traded company on a timely or cost-effective basis.
We have historically operated as part of FedEx, and FedEx has provided us with various corporate functions. Following the Spin-Off, the services that FedEx will provide us with pursuant to the agreements we will enter into with FedEx in connection with the Spin-Off do not include every service that we have received from FedEx in the past and may not fully capture the benefits that we have enjoyed as a result of being integrated with FedEx, and FedEx is only obligated to provide the transition services for limited periods following completion of the Spin-Off. Following the Spin-Off and the termination of the Transition Services Agreement, we will need to provide internally or obtain from unaffiliated third parties the services we will no longer receive from FedEx. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from FedEx. If we do not have in place our own services, and do not have agreements with other providers of these services when the Transition Services Agreement terminates, or if we do not replace FedEx’s services successfully, we may not be able to operate our business effectively, which could materially and adversely affect our business, results of operations, cash flows, and financial condition. These services may also be more expensive to implement, or less efficient or effective, than the services FedEx is expected to provide during the term of the Transition Services Agreement. In addition, some of our service providers, suppliers, or other third parties with whom we conduct business may need assurances that our financial stability on a standalone basis is sufficient to satisfy their requirements for doing or continuing to do business with them.
In connection with the Spin-Off, we are installing and implementing information technology applications and infrastructure to support certain of our business functions, including accounting and financial reporting, human resources, legal and compliance, communications, and indirect sourcing. We may incur substantially higher costs than currently anticipated to separate and to operate FedEx Freight as a standalone business as we transition from the existing transactional and operational systems and data centers we currently use as part of FedEx. Because our business has historically operated as part of the wider FedEx organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently. If we are unable to transition effectively, we may incur temporary interruptions in business operations. Any delay in implementing, or operational interruptions suffered while implementing, our new information technology infrastructure could materially and adversely affect our business, results of operations, cash flows, and financial condition. See “Risks Relating to Operations and Strategies — Failure of third-party service providers to perform as expected, or disruptions in our relationships with those providers or their provision of services to FedEx Freight, could materially and adversely affect our business, results of operations, cash flows, and financial condition.”
In addition, in connection with the Spin-Off, we will be directly subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. In accordance with Section 404 of the Sarbanes Oxley Act of 2002, as amended (the “Sarbanes Oxley Act”), our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the year following the first annual report required to be filed with the SEC. Under the Sarbanes Oxley Act, we are also required to maintain effective disclosure controls and procedures. To comply with these requirements, we may need to: upgrade our systems; implement additional financial and management controls, reporting systems, and procedures; and hire additional accounting and finance staff. These reporting and other obligations may place significant demands on management, administrative, and operational resources, including accounting systems and resources. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems, and procedures in a timely and effective fashion, our ability to comply with financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired, and we may be unable to conclude that our internal control over financial reporting is effective. If we are not able to comply with the requirements of Section 404 of the Sarbanes Oxley Act in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of shares of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.
Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, because of its inherent limitations, internal control over financial reporting might not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on the trading price for shares of our common stock, and could adversely affect our ability to access the capital markets.

As an independent, publicly traded company, we may not enjoy the same benefits that we did as a part of FedEx.
There is a risk that, by separating from FedEx, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current FedEx organizational structure. As part of FedEx, we have been able to enjoy certain benefits from FedEx’s operating diversity, size, purchasing power, and opportunities to pursue integrated strategies with FedEx’s other businesses. As an independent, publicly traded company, we will not have the same benefits. Additionally, as part of FedEx, we have been able to leverage FedEx’s historical reputation, performance, and brand identity to recruit and retain key personnel to run and operate our business. As an independent, publicly traded company, we will need to develop new strategies, and it may be more difficult for us to recruit or retain such key personnel.
After the Spin-Off, we will not be able to rely on the earnings, assets, or cash flows of FedEx, and FedEx will not provide funds to finance our working capital or other cash requirements, which may impact the interest rate charged to us on debt financings, the amounts of indebtedness, types of financing structures, and debt markets that may be available to us, and our ability to make payments on and to refinance any indebtedness.
We have historically relied upon FedEx to finance the working capital and other cash requirements of the FedEx Freight Business and to provide guarantees with respect to certain financial obligations. After the Spin-Off, we will not be able to rely on the earnings, assets, or cash flows of FedEx, and FedEx will not provide funds to finance our working capital or other cash requirements. The Separation and Distribution Agreement will provide for the separation of guarantees and other credit support instruments. As a result, after the Spin-Off, we will be responsible for obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements and service our own debt, and our access to and cost of debt financing may be different from our access to and cost of debt financing as a part of FedEx. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on debt financings, as well as the amounts of indebtedness, types of financing structures, and debt markets that may be available to us, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
In addition, if our cash flow from operations is less than we anticipate, or if our cash requirements are more than we expect, we may need to incur additional debt or raise additional funds. However, debt or equity financing may not be available to us on terms acceptable or favorable to us, if at all, and will depend on a number of factors, many of which are beyond our control, such as the state of the credit and financial markets and other economic, financial, and geopolitical factors. If we incur additional debt, the terms of the debt may give the holders thereof rights, preferences, and privileges senior to those of holders of our common stock, particularly in the event of liquidation. The terms of such debt may impose additional and more stringent restrictions on our operations. If we raise funds through the issuance of additional equity or convertible debt securities, the percentage ownership in us of our then-existing stockholders may be diluted and holders of these securities may also have rights, preferences, or privileges senior to those of our then-existing stockholders. If we are unable to raise additional capital when needed, it could materially and adversely affect our business, results of operations, cash flows, and financial condition.
We have no operating history as an independent, publicly traded company, and our historical audited consolidated financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.
We derived the historical audited consolidated financial information included in this Information Statement from FedEx’s consolidated financial statements, and this information does not necessarily reflect the results of operations, cash flows, and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:
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Prior to the Spin-Off, we operated as part of FedEx, and FedEx performed various corporate functions for us. Our historical audited consolidated financial information reflects allocations of corporate expenses from FedEx for these functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

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We will enter into transactions with FedEx that did not exist prior to the Spin-Off, such as FedEx’s provision of transition and other services, and undertake indemnification obligations, which will cause us to incur new costs.

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Our historical audited consolidated financial information does not reflect changes that we expect to experience in the future as a result of our separation from FedEx, including changes in the financing, cash management, operations, cost structure, and personnel needs of our business. As part of FedEx, we enjoyed certain benefits from FedEx’s operating diversity, reputation, size, purchasing power, ability to borrow, and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services, and technologies, obtain insurance and health care benefits, computer software licenses, or other services or licenses, or access capital markets, on terms as favorable to us as those we obtained as part of FedEx prior to the Spin-Off, and our results of operations may be adversely affected.

Following the Spin-Off, we will also face additional costs and demands on management’s time associated with being an independent, publicly traded company, including costs and demands related to corporate governance, investor and public relations, and public financial reporting. In addition, we depend on the successful cooperation of our leadership team.
The pro forma financial statements included in this Information Statement are presented for illustrative purposes only and may not be an indication of our financial condition or results of operations after the completion of the Spin-Off.
The pro forma financial statements contained in this Information Statement are presented for illustrative purposes only, are based on various adjustments, assumptions, and preliminary estimates, and may not be an indication of our future financial condition or results of operations for several reasons. Our actual financial condition and results of operations following the completion of the Spin-Off may not be consistent with, or evident from, these pro forma financial statements, and any differences may be material. In addition, the assumptions used in preparing the pro forma financial statements may not prove to be accurate, and other factors that are not reflected in the pro forma financial statements could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in FedEx or because of their previous or continuing positions with FedEx or as a result of certain familial relationships, and our certificate of incorporation will include a limited waiver of the doctrine of corporate opportunity.
Because of their current or former positions with FedEx, certain of our expected executive officers and directors own equity interests in both us and FedEx. Continuing ownership of FedEx shares and/or equity awards, or concurrently holding positions at FedEx and with us, or the familial relationship with respect to one of our expected directors described below, could create, or appear to create, potential conflicts of interest if we and FedEx face decisions that could have implications for both us and FedEx.
For example, Mr. Martin will serve as Chairman of our Board. Since September 29, 2025, Mr. Martin has served as the executive Chairman and Chairman of the FedEx Board. He previously chaired the Audit and Finance Committee of the FedEx Board and led the FedEx Board’s strategic analysis of the FedEx Freight Business that resulted in the separation decision. It is expected that he will continue serving as the executive Chairman and Chairman of the FedEx Board following the Spin-Off.
Mr. Smith will serve as our President and Chief Executive Officer and as a member of our Board. Mr. Smith has been a member of the FedEx team for 25 years and currently serves as the Chief Operating Officer, United States and Canada of FedEx, a role he will step down from in connection with the Spin-Off to take on his new role as our President and Chief Executive Officer.
Ms. Smith will serve as a member of our Board. Ms. Smith currently serves as a staff director of global public policy at FedEx, a position she has held since 2020. She has been employed by FedEx since 2016, and it is expected that she will continue her employment at FedEx following the Spin-Off. She is the daughter of the late Frederick W. Smith, the founder of FedEx and former Executive Chairman and Chairman of the

FedEx Board. Her brother, Richard W. Smith, serves as a member of the FedEx Board and as the Chief Operating Officer — International and Chief Executive Officer — Airline of Federal Express.
Mr. King will serve as a member of our Board. Mr. King spent over four decades of his career at FedEx, most recently serving as its Corporate Vice President, Internal Audit, from March 2011 until his retirement from FedEx in January 2025.
Mr. Gorman will serve as a member of our Board. Mr. Gorman currently serves on the FedEx Board, a role he will step down from in connection with the Spin-Off to take on his new role as a member of our Board.
Messrs. Martin, Smith, King, Rodgers, Klank, Lyons, McCoy, Witt, and Gorman and Ms. Smith have an economic interest in FedEx through their ownership of its shares and/or equity awards.
Such directors and officers owe fiduciary duties to our company and stockholders under Delaware law, but potential conflicts of interest could arise in connection with the resolution of any dispute between us and FedEx regarding the terms of the agreements governing the Spin-Off and our relationship with FedEx following the Spin-Off, or with respect to any determinations that potentially have different implications for FedEx and FedEx Freight. There is no guarantee that matters governing our relationship with FedEx following the Spin-Off would be resolved in a manner not adverse to us and our stockholders. Mr. Martin may also face conflicts of interest with respect to his allocation of time between his positions at FedEx and with us. A dispute regarding a potential or actual conflict of interest involving us and FedEx could materially and adversely affect our business, results of operations, cash flows, and financial condition. In addition, public perception of such an actual or apparent conflict of interest could pose reputational risks and expose us to increased scrutiny from investors and regulators.
Moreover, our certificate of incorporation will include a limited waiver of the doctrine of corporate opportunity. Under Delaware law, pursuant to the doctrine of corporate opportunity, certain fiduciaries of a corporation, including its directors and officers, may not appropriate certain business opportunities of the corporation unless the corporation first rejects such opportunities. Because of the relationship between us and FedEx, and between certain of our directors and FedEx, our certificate of incorporation will provide that, to the fullest extent permitted by law, and unless otherwise explicitly agreed in writing, the doctrine of corporate opportunity will not apply with respect to, and we renounce any expectancy to, any corporate opportunity that may relate to one or both of FedEx’s and our businesses from (i) FedEx or (ii) any of our directors or officers (for purposes of this clause (ii), (x) in circumstances where the application of such doctrine to a corporate opportunity may reasonably conflict with any fiduciary duties or contractual obligations any such person may have to FedEx, and (y) insofar as such corporate opportunity is not offered to such person expressly and solely in such person’s capacity as a director or officer of FedEx Freight and such opportunity is one that we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue and such person is permitted to refer that opportunity to FedEx Freight without violating any legal obligation). Neither FedEx nor any of our directors or officers would have any duty to communicate or present any such corporate opportunity to us or be liable to us or our stockholders for breach of fiduciary duty in any capacity by reason of the fact that FedEx pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to FedEx, or does not present such corporate opportunity to us. As a result, we may not become aware of certain corporate opportunities absent such waiver.
Some contracts and other assets which will need to be transferred or assigned from FedEx or its affiliates to us in connection with the Spin-Off may require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts and other assets in the future, which could materially and adversely affect our business, results of operations, cash flows, and financial condition.
In connection with the Spin-Off, a number of contracts and licenses with third-parties and other assets are to be transferred or assigned from (i) FedEx or its affiliates to us or our anticipated subsidiaries or (ii) us or our affiliates to FedEx or its subsidiaries. However, the transfer or assignment of certain of these contracts, licenses, or assets may require the consent of a third party to such a transfer or assignment. Similarly, in some circumstances, we and another business unit of FedEx are joint beneficiaries of contracts, and we or FedEx will need to (x) enter into a new agreement with the third party to replicate the existing contract, (y) be assigned and delegated the portion of the existing contract related to the applicable business, or (z) use commercially reasonable efforts to provide for an alternative arrangement to obtain the same or reasonably similar benefits and burdens of the applicable portion of the existing contract. It is possible that some parties may use the requirement of a consent or the fact that the Spin-Off is occurring to seek more favorable contractual terms from us, to terminate certain contracts or licenses, or to otherwise request additional accommodations, commitments, or other agreements from us. If we are unable to obtain such consents on commercially reasonable and satisfactory terms or if the contracts are terminated, we may be unable to obtain the benefits, assets, and contractual commitments which are intended to be allocated to us as part of the Spin-Off. The failure to timely complete the assignment of existing contracts, licenses, or assets, or the negotiation of new arrangements, or a termination of any of those arrangements, could materially and adversely affect our business, results of operations, cash flows, and financial condition. To the extent we require a specific arrangement and agree to less favorable terms in connection with obtaining any consent to retain that arrangement, the basis for that arrangement may be less favorable than currently held by us and could adversely impact our financial condition, and future results of operations. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge a transfer of assets on the basis that the terms of the applicable commercial arrangements require the third-party counterparties’ consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be materially and adversely impacted.
We or FedEx may fail to perform under various transaction agreements that will be executed as part of the separation.
In connection with the separation, and prior to the Spin-Off, we and FedEx will enter into various transaction agreements related to the Spin-Off. All of these agreements will also govern our relationship with FedEx following the Spin-Off. If we or FedEx fail to or are unable to satisfy our or its respective obligations under these agreements, including indemnification obligations, our business, results of operations, cash flows, and financial condition could be materially and adversely affected.
In connection with the Spin-Off, FedEx will agree to indemnify us, and we will agree to assume and indemnify FedEx, for certain liabilities.
Under the Separation and Distribution Agreement and other agreements we will enter into with FedEx in connection with the Spin-Off, FedEx will agree to indemnify us, and we will agree to assume and indemnify FedEx, for certain liabilities. Third parties could also seek to hold us responsible for liabilities that FedEx has agreed to retain, and there can be no assurance that the indemnity from FedEx, if any, will be sufficient to protect us against the full amount of such liabilities, or that FedEx will be able to fully satisfy its indemnification obligations, or at all. Any payments to FedEx that we may be liable for pursuant to our indemnification obligations for liabilities that we will agree to assume may be significant.
Certain entities or assets that are part of our separation from FedEx may not be transferred to us or may not be transferred to FedEx, as applicable, prior to the Spin-Off or at all.
Certain entities and assets that are part of our separation from FedEx may not be transferred prior to the Spin-Off because the entities or assets, as applicable, are subject to governmental or third-party approvals that we may not receive prior to the Spin-Off. It is currently anticipated that all material transfers will occur without material delays beyond the Spin-Off, but we cannot offer any assurance that such transfers will ultimately occur or not be delayed for an extended period of time. To the extent such transfers do not occur prior to the Spin-Off, under the Separation and Distribution Agreement, the benefits and burdens of owning such assets and/or entities will, to the extent reasonably possible and permitted by applicable law, be provided to the applicable party.
In the event such transfers do not occur or are significantly delayed because we do not receive the required approvals, we may not realize all of the anticipated benefits of our separation from FedEx and we may be dependent on FedEx for transition services for a longer period of time than would otherwise be the case.
In connection with the Spin-Off, we will incur debt obligations that could materially and adversely affect our business, results of operations, cash flows, and financial condition.
Prior to the completion of the Spin-Off, we intend to incur $[•] billion of indebtedness, net of debt issuance costs and discounts of $[•] million. We expect that such indebtedness will consist of $[•] billion in senior notes and a $0.6 billion term loan under our delayed draw term loan facility, with an estimated weighted average interest rate of [•]%. The actual rates of interest may be different from those assumed. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. We have also entered into a revolving credit facility which will provide for borrowings of up to $1.2 billion. These financing arrangements could have important consequences to us and our debt and equity investors, including:
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requiring a substantial portion of our cash flow from operations to make interest payments on debt;

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making it more difficult for us to satisfy debt and other obligations;

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increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;

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increasing our vulnerability to general adverse economic and industry conditions;

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reducing the cash flow available to fund capital expenditures and grow our business;

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limiting our flexibility in planning for, or reacting to, changes in our business and industry;

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placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and

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limiting our ability to pay cash dividends or repurchase our common stock.

To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of our outstanding debt as it becomes due, and we may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to refinance our debt. These factors could jeopardize FedEx Freight’s commitment to an investment-grade credit rating, which would harm our ability to reinvest in organic growth opportunities, fund strategic initiatives, and provide overall financial flexibility with respect to prevailing capital allocation priorities.
Risks Relating to Our Common Stock and the Securities Market
No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off, our stock price may fluctuate significantly, and there can be no assurance that the combined trading prices of our and FedEx’s common stock would exceed the trading price of FedEx common stock absent the Spin-Off.
There is currently no public market for our common stock. We intend to apply to list our common stock on the Exchange. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue through the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.
We cannot predict the prices at which our common stock may trade after the Spin-Off or whether the combined trading prices of a share of our common stock and a share of FedEx’s common stock will be less than, equal to, or greater than the trading price of a share of FedEx common stock absent the Spin-Off. The market price of our common stock may fluctuate widely depending on many factors, some of which may be beyond our control.
Furthermore, our business profile and market capitalization may not fit the investment objectives of some FedEx stockholders and, as a result, these FedEx stockholders may sell their shares of our common stock after the Spin-Off. See “— Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility. Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against us. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.
FedEx stockholders who receive shares of our common stock in the Spin-Off may then sell those shares in the public market. It is likely that some FedEx stockholders, including some of its larger stockholders, will sell some or all of their shares of our common stock received in the Spin-Off if we do not fit their investment objectives or, in the case of index funds, we are not a participant in the index in which they are investing. In addition, FedEx is retaining up to 19.9% of the outstanding shares of our common stock following the Spin-Off. In order to preserve the tax-free status of the Spin-Off and certain related transactions for U.S. federal income tax purposes, FedEx must generally dispose of the retained shares of our common stock within 12 months of the completion of the Reorganization Transactions or such other amount of time permitted in accordance with the Internal Revenue Service’s applicable private letter ruling guidelines. In connection with the Spin-Off, we and FedEx will enter into the Stockholder and Registration Rights Agreement, pursuant to which we will agree that, upon the request of FedEx, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by FedEx. FedEx will dispose of such shares of our common stock through one or more subsequent exchanges of shares of our common stock in repayment of certain FedEx debt held by FedEx creditors and/or through distributions of shares of our common stock to stockholders of FedEx as dividends or in exchange for outstanding shares of FedEx common stock. The disposition of a significant number of shares of our common stock by FedEx or other holders, or the perception in the market that such disposition might occur, may decrease the market price of our common stock.
Weakness or a loss of confidence in financial markets could adversely impact demand for our services or for our stock.
Weakness or a loss of confidence in the financial markets could cause our share price to decline and cause broader economic downturns. Weakness or a loss of confidence in the financial markets or an economic downturn could also lower demand for our services, decrease the price we can charge for our services, increase the incidence of customers’ inability to pay their accounts, or increase insolvency of our customers, any of which could materially adversely affect our financial condition, results of operations, liquidity, and cash flows.
Disruptions in the credit markets, including in the availability and cost of short-term funds for liquidity and letter of credit requirements, may adversely affect our business and our ability to meet long-term commitments.
If internal funds are not available from our operations, we may be required to rely on the capital and credit markets to meet our financial commitments and short-term liquidity needs. Longer-term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, significantly higher interest rates, reduced alternatives, or failures of significant financial institutions could adversely affect our access to liquidity needed for our business. Any disruption could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such disruptions may have a material adverse effect on our financial condition, results of operation, liquidity, and cash flows.
The market value of our common stock may fluctuate and could be substantially affected by various factors.
The price of our common stock may change, and such fluctuations may be unrelated to our financial performance. We expect that the market price of our common stock will continue to fluctuate due to a variety of factors, many of which are beyond our control. These factors include, but are not limited to:
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actual or anticipated variations in our earnings, financial or operating performance, or liquidity, or those of other companies in our industry;

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changes in recommendations or projections of research analysts who follow our stock or the stock of other companies in our industry;

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failure to meet the earnings projections of research analysts who follow our stock;

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changes in general economic, political, and capital market conditions, including inflation, fluctuating interest rates, tariffs or the imposition of new tariffs, trade wars, barriers, or restrictions or threats of such actions, and general market price declines or market volatility;

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reactions to our regulatory filings and other public disclosures related to our business;

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operating and stock performance of other companies in our industry;

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actions by government regulators;

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potential costs and liabilities associated with cyber events;

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widespread outbreak of an illness, any other communicable disease, or public health crisis, and the government’s response thereto;

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litigation involving FedEx Freight, our industry, or both;

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news reports or trends, concerns, and other issues related to us or our industry; and

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other factors described in this “Risk Factors” section.

Any unfavorable outcome resulting from these or other risks and uncertainties could materially adversely affect our financial condition, results of operations, liquidity, and cash flows.
Unsolicited takeover proposals, proxy contests, and other proposals or actions by activist investors could materially adversely affect our financial condition, results of operations, liquidity, and cash flows.
We could become subject to advances by activist investors or receive unsolicited takeover proposals at an undervalued stock price. In the event that a third party makes an unsolicited takeover proposal or otherwise attempts to gain control of the Company, our review and consideration of such proposal may be a significant distraction for our management and may require us to expend significant time and resources away from our primary operations. Such proposals may disrupt our business by causing uncertainty among current and potential employees, customers, and other stakeholders, which could negatively impact our business, results of operations, and financial condition. Any perceived uncertainties as to our future direction also may adversely affect the market price and lead to pronounced volatility in the price of our common stock.
We will evaluate whether to pay cash dividends on shares of our common stock in the future, and the terms of our indebtedness may limit our ability to pay dividends on shares of our common stock.
As an independent, publicly traded company, we will evaluate whether to pay cash dividends to our stockholders. The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Our Board’s decisions regarding the payment of dividends will depend on consideration of many factors, such as our financial condition, earnings, sufficiency of distributable reserves, opportunities to retain future earnings for use in the operation of our business and to fund future growth, capital requirements, debt service obligations, legal requirements, regulatory constraints, and other factors that our Board deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.
Holders of our common stock may be diluted due to equity issuances.
In the future, holders of our common stock may be diluted because of equity issuances for acquisitions, capital market transactions, or otherwise, including any equity awards that we will grant to our directors, officers, and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the Spin-Off as a result of the conversion of and/or adjustments to their FedEx stock-based awards. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. We also plan to issue additional stock-based awards, including annual awards, new hire awards, and periodic retention awards, as applicable, to our directors, officers, and other employees as part of our ongoing equity compensation program.

Provisions of Delaware law, our certificate of incorporation, and our bylaws may prevent or delay an acquisition of our company, which could decrease the market price of our common stock.
Delaware law has, and our certificate of incorporation and bylaws will have, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board rather than to attempt a hostile takeover. These provisions include, among others:
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the division of our Board into three classes of directors until the fifth annual meeting of our stockholders following the Distribution Date, with each class serving a staggered three-year term;

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all stockholder action be taken at a duly called meeting of the stockholders and action cannot be taken by written consent of stockholders;

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no cumulative voting;

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removal of directors only with cause for five years from the Distribution Date, and afterwards the removal of directors either with or without cause, in each case by the affirmative vote of the stockholders then entitled to vote at an election of directors having a majority of the voting power of the Company;

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the requirement, until the fifth annual meeting of our stockholders following the Distribution Date, of approval by not less than 66 2∕3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors to amend, alter, or repeal certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, ability to call special stockholder meetings, ability for stockholders to act by written consent, and amendment of our certificate of incorporation;

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our Board has the authority to determine designations and the powers, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rate, conversion rights, redemption price, and liquidation preference, of any series of shares of preferred stock, to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding);

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advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings; and

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our bylaws may be altered, amended, or repealed, and new bylaws may be adopted, (i) by our Board or (ii) by our stockholders provided that notice of such proposed amendment, modification, repeal, or adoption is given in the notice of special meeting.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and Board and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
In addition, following the Spin-Off, we will be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). Section 203 of the DGCL protects publicly traded Delaware corporations, such as us following the Spin-Off, from hostile takeovers and from actions following a hostile takeover, by prohibiting some transactions once a potential acquirer has gained a significant holding in the corporation. Subject to certain exceptions, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
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prior to such date, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
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on or after such date the business combination is approved by the board of directors of such corporation and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the date of determination whether the person is an “interested stockholder”) 15% or more of the corporation’s voting stock.
A corporation may elect not to be governed by Section 203 of the DGCL. Neither our certificate of incorporation nor our bylaws will contain the election not to be governed by Section 203 of the DGCL. Therefore, we will be governed by Section 203 of the DGCL.
We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of us and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Our certificate of incorporation will contain an exclusive forum provision that could limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers, or other employees.
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or the federal district court in the State of Delaware if the Court of Chancery does not have subject matter jurisdiction) is the sole and exclusive forum for (i) any derivative action brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Exclusive Forum Provision”). Our certificate of incorporation will further provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act (the “Federal Forum Provision”).
The Delaware Exclusive Forum Provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the Federal Forum Provision is intended to apply to claims arising under the Securities Act and would not apply to claims brought pursuant to the Exchange Act. The exclusive forum provisions we will include in our certificate of incorporation will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder and, accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal courts. Our stockholders will not be deemed to have waived our compliance with these laws, rules, and regulations.
The exclusive forum provisions we will include in our certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. In addition, stockholders who do bring a claim in the Court of Chancery of the State of Delaware pursuant to the Delaware Exclusive Forum Provision or in the federal district courts of the United

States pursuant to the Federal Forum Provision could face additional litigation costs in pursuing any such claim, particularly in the case of the Court of Chancery of the State of Delaware if they do not reside in or near Delaware. The court in the designated forum under our exclusive forum provisions may also reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be adverse to our stockholders. Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find any of our exclusive forum provisions to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find all or any part of our exclusive forum provisions to be inapplicable or unenforceable in an action, we might incur additional costs associated with resolving such action in other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained in this Information Statement are “forward-looking” statements within the meaning of the federal securities laws, including statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance, and business and the assumptions underlying such statements. Forward-looking statements include those preceded by, followed by, or that include the words “will,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “plans,” “estimates,” “targets,” “forecasts,” “projects,” “intends,” or similar expressions. These forward-looking statements involve risks and uncertainties.
We have based the forward-looking statements relating to our operations on our current expectations, estimates, and projections about us and the markets we serve. We caution you that these statements are not guarantees of future performance and involve risks and uncertainties. These statements should be considered in conjunction with the discussion regarding the Company in this Information Statement, the information set forth in the section of this Information Statement entitled “Risk Factors,” and with the discussion of the business included in the section of this Information Statement entitled “Management’s Discussion and Analysis of Results of Operations and Financial Condition.” We have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements because of, among other things, potential risks and uncertainties, such as:
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economic conditions in the markets in which we operate;

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significant changes in the volumes of shipments transported through our networks, customer demand for our various services, or the prices we obtain for our services;

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geopolitical developments and additional changes in international trade policies and relations, including as a result of tariffs or the imposition of new tariffs, trade wars, barriers, or restrictions, or threats of such actions;

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the price and availability of fuel;

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failure to successfully implement our business strategy and effectively respond to changes in market dynamics and customer preferences;

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our ability to successfully implement the Spin-Off and achieve some or all of its anticipated benefits, or if such benefits are delayed;

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the Spin-Off not being completed;

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the consequences of no longer operating as part of a globally diversified company;

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costs of restructuring transactions or dis-synergies and other costs incurred in connection with the Spin-Off exceeding our estimates;

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not receiving certain consents or approvals required in connection with the Spin-Off within the expected time frame, on the expected terms, or at all;

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the impact of the separation on our businesses and the risk that the businesses will not be separated successfully or such separation may be more difficult, time-consuming, or costly than expected, which could result in additional demands on our resources, systems, procedures, and controls and disruption of our ongoing business and impact our relationships with customers, suppliers, employees, and other business counterparties;

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the distribution of shares of FedEx Freight, together with certain related transactions, not qualifying for the intended tax treatment, in which case FedEx stockholders and we could be subject to significant U.S. federal income tax liability;

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a significant data breach or other disruption to our technology infrastructure, and our ability to mitigate the technological, operational, legal, regulatory, and reputational risks related to emerging technologies such as autonomous technology and AI;

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increased insurance and claims expenses related to vehicle accidents, workers’ compensation claims, property and cargo loss, general business liabilities, and benefits paid under employee disability programs;

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failure to receive or collect expected insurance coverage;

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the effect of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry, or FedEx Freight in particular;

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failure of third-party service providers to perform as expected, or disruptions in our relationships with those providers or their provision of services to FedEx Freight;

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widespread outbreak of an illness or any other communicable disease or public health crisis;

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damage to our or FedEx’s reputation or loss of brand equity;

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the effect of intense competition on our ability to maintain or increase our prices (including our fuel surcharges) or to maintain or grow our revenue and market share;

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our ability to manage our network capacity and cost structure for capital expenditures and operating expenses, and match it to shifting and future customer volume levels;

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our ability to execute and effectively operate, integrate, leverage, and grow acquired businesses, and to continue to support the value we allocate to these acquired businesses;

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noncash impairment charges related to our goodwill and certain deferred tax assets;

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failure to attract and retain employee talent and our ability to meet our labor and purchased transportation needs while controlling related costs and maintain our company culture;

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our ability to maintain good relationships with our employees and avoid attempts by labor organizations to organize groups of our employees, which could significantly increase our operating costs and reduce our operational flexibility;

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increasing costs, the volatility of costs and funding requirements, and other legal mandates for employee benefits, especially pension and healthcare benefits;

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the effects of global climate change;

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our ability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography;

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any effects on our businesses resulting from evolving or new U.S. domestic or international government regulations, laws, policies, and actions, which could be unfavorable to our business, including: labor; regulatory or other actions affecting data protection; transportation rights; driver compliance and other safety requirements; import and export controls; the use of new technology and accounting; trade (such as protectionist measures, tariffs, or restrictions on free trade); foreign exchange intervention in response to currency volatility; environmental (such as global climate change legislation); or postal rules;

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adverse changes in tax laws, regulations, and interpretations or challenges to our tax positions;

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increasing costs related to changing and heightened regulations and enforcement related to data protection;

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the increasing costs of compliance with federal, state, and foreign governmental agency mandates and defending against inappropriate or unjustified enforcement or other actions by such agencies;

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loss or delay in the collection of accounts receivable;

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any liability resulting from and the costs of defending against class-action, derivative, and other litigation, such as wage-and-hour, securities, vehicle accident, discrimination and retaliation claims, claims related to our reporting and disclosure of sustainability topics, and any other legal or governmental proceedings;

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adverse rulings on appeals and in other future judicial decisions, subsequent adverse jury findings, and changes in judicial precedent;

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the sufficiency of insurance coverage we purchase;

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various types of fraud with respect to unauthorized uses of another person’s identity;

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the effect of technology developments (including AI and machine learning) on our operations and on demand for our services, and our ability to identify and eliminate unnecessary information technology redundancy and complexity throughout the organization;

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disruptions in global supply chains, which can limit the access of FedEx Freight and our service providers to vehicles and other key capital resources and increase our costs;

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governmental underinvestment in transportation infrastructure, which could increase our costs and adversely affect our service levels due to traffic congestion, prolonged closure of key thoroughfares, or sub-optimal routing of our vehicles; and

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constraints, volatility, or disruption in the global capital and credit markets, our ability to maintain our current credit ratings, commercial paper ratings, and senior unsecured debt credit ratings, and our ability to meet credit agreement financial covenants.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this Information Statement. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE SPIN-OFF
Background
On December 19, 2024, FedEx announced its plans to pursue a full separation (through the capital markets) of FedEx Freight, which at the time of the Spin-Off will hold the FedEx Freight Business, creating a new publicly traded company. In reaching the decision to pursue the Spin-Off, FedEx considered a range of potential structural alternatives and concluded that the Spin-Off is the most attractive alternative for enhancing value for FedEx and its stockholders. To consummate the Spin-Off, FedEx will undertake the Reorganization Transactions. FedEx will subsequently distribute at least 80.1% of the issued and outstanding shares of our common stock at the time of the Spin-Off to its stockholders. Following the Spin-Off, FedEx and FedEx Freight will continue to pursue their growth strategies as two industry-leading public companies.
On       , 2026, the FedEx Board approved the distribution of at least 80.1% of the issued and outstanding shares of our common stock, on the basis of       share[s] of our common stock for every       share[s] of FedEx common stock held as of the close of business on the Record Date of       , 2026.
On       , 2026, the Distribution Date, each FedEx stockholder will receive       share[s] of our common stock for every       share[s] of FedEx common stock held at close of business on the Record Date. No approval of FedEx’s stockholders is required in connection with the Spin-Off, and FedEx stockholders will not have any appraisal rights in connection with the Spin-Off.
Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, FedEx has the right not to complete the Spin-Off if, at any time, FedEx determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of FedEx or its stockholders, or is otherwise not advisable. See “— Conditions to the Spin-Off.”
Reasons for the Spin-Off
The FedEx Board assessed the strategic opportunities that would arise from separating the FedEx Freight Business into an independent company. As part of its evaluation of the Spin-Off, the FedEx Board considered a number of factors, including: the potential reaction of investors; the ability of each of FedEx and FedEx Freight to attract employees and compete efficiently by using its own distinct equity currency to compensate current and former employees and other personnel; the ability of each company to use its own distinct equity currency to pursue strategic acquisitions and other strategic objectives; the potential for enhanced customized operational execution along with more tailored investment and capital allocation strategies to serve the unique and evolving needs of both the global parcel and LTL markets; strategic clarity and flexibility for FedEx and FedEx Freight after the Spin-Off; the financial profile of FedEx Freight; the continued enjoyment for customers of both businesses of the same superior service, speed, and coverage they have come to expect from FedEx, with FedEx Freight being able to continue leveraging the FedEx brand by operating under the name of FedEx Freight for a certain number of years; and the expected tax impact of each structural alternative.
In connection with its review, the FedEx Board considered a range of strategic alternatives, including maintaining the status quo, a partial separation via an initial carveout public offering (“IPO”) of FedEx Freight followed by a full separation within a year via a tax-free spin-off or split-off, a spin-off of FedEx Freight common stock with FedEx not retaining any of the shares, and a spin-off of FedEx Freight common stock with FedEx retaining up to 19.9% of the shares followed by a full separation at a later date. In determining that a spin-off would be more favorable to FedEx and its stockholders than a carveout IPO, the FedEx Board considered that a carveout IPO would rely on the IPO market and relevant discounts. In determining that a spin-off of FedEx Freight common stock with FedEx retaining up to 19.9% of the shares would be more favorable to FedEx and its stockholders than a spin-off of FedEx Freight common stock with FedEx not retaining any of the shares, the FedEx Board considered that a spin-off retaining such shares would enable FedEx to reduce additional leverage at a later date in a tax-efficient manner using proceeds from the monetization of the retained equity stake. See “— Reasons for FedEx’s Retention of up to 19.9% of the Outstanding Shares of Our Common Stock.”
After evaluating these and other considerations, the FedEx Board concluded that the other alternatives considered did not present the same advantages as the Spin-Off, that the separation of the FedEx Freight

Business from the remainder of FedEx as a separate, public company, with FedEx initially retaining up to 19.9% of the outstanding shares of FedEx Freight’s common stock, is the most attractive alternative for enhancing value for FedEx and its stockholders, and that proceeding with the Spin-Off would be in the best interest of FedEx and its stockholders.
In particular, the FedEx Board considered the following potential benefits in making the determination to consummate the Spin-Off:
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The Spin-Off will enable FedEx and FedEx Freight to create two independent public stock listings with distinct stockholder bases. As a result, each company will be able to independently drive growth and investment to better address specific market dynamics and target innovation unique to each business, investors will be able to better evaluate the individual merits, performance, and future prospects of each company’s business and to separately invest in each company based on those distinct characteristics, and each company may be able to attract new investors that either chose not to invest in, or assess the merits of, the pre-Spin-Off FedEx business given its complexity and exposure to disparate markets and trends;

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The Spin-Off will provide each of FedEx and FedEx Freight with its own distinct equity currency that relates solely to its respective business. Following the Spin-Off, each of FedEx and FedEx Freight is expected to use its equity to compensate current and future employees and other personnel. As a result of the Spin-Off, we expect that each company will be able to better align its equity compensation structures and targets with its underlying business and, consequently, more effectively recruit, retain, and motivate its employees;

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As a result of the Spin-Off, each of FedEx and FedEx Freight will have a more attractive equity currency that may be used to pursue strategic acquisitions and other financial and strategic objectives. Following the Spin-Off, FedEx expects that each company will be better able to pursue stock-consideration acquisitions in which potential sellers would prefer to receive equity specific to that company and to finance strategic acquisitions by issuing equity to public or private investors; and

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The Spin-Off is expected to produce other benefits for both FedEx and FedEx Freight, including providing greater flexibility to pursue innovation, capture profitable growth opportunities, and adapt to changing customer needs, and will permit each company to deploy capital in a manner that is optimized for its own strategy and business needs.

In determining whether to consummate the Spin-Off, the FedEx Board considered the costs and risks associated with the transaction, including the costs associated with preparing FedEx Freight to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by FedEx stockholders whose investment objectives may no longer be met by shares of our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of shares of our common stock and the shares of common stock of FedEx after the Spin-Off may drop below the trading price of shares of common stock of FedEx absent the Spin-Off, and the loss of synergies and scale, including the benefits of capital allocation from operating as one company. Please refer to “Risk Factors — Risks Relating to the Spin-Off” elsewhere in this Information Statement for additional considerations. Notwithstanding these costs and risks, taking into account the factors discussed above, the FedEx Board believes that the Spin-Off is in the best interests of FedEx and its stockholders.
Reasons for FedEx’s Retention of up to 19.9% of the Outstanding Shares of Our Common Stock
In considering the appropriate structure for the Spin-Off, FedEx determined that, immediately after the Spin-Off, FedEx will retain up to 19.9% of the outstanding shares of our common stock.
FedEx’s retention of shares of our common stock is expected to increase its financial flexibility and support the establishment of optimal capital structures for each of FedEx and FedEx Freight by allowing FedEx to reduce leverage in a tax-efficient manner by disposing of such shares of our common stock (i) through one or more subsequent exchanges of shares of our common stock in repayment of certain FedEx debt held by FedEx creditors and/or (ii) through distributions of shares of our common stock to stockholders of FedEx as dividends or in exchange for outstanding shares of FedEx common stock.

In order to preserve the tax-free status of the Spin-Off and certain related transactions for U.S. federal income tax purposes, FedEx must generally dispose of the retained shares of our common stock within 12 months of the completion of the Reorganization Transactions or such other amount of time permitted in accordance with the Internal Revenue Service’s applicable private letter ruling guidelines. See “Risk Factors — Risks Relating to Our Common Stock and the Securities Market – Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.”
When and How You Will Receive Our Shares
On the Distribution Date, FedEx will distribute, with the assistance of the Distribution Agent, at least 80.1% of the issued and outstanding shares of our common stock to FedEx stockholders. Following the Spin-Off, FedEx will own up to 19.9% of the outstanding shares of our common stock. The shares of our common stock (other than fractional shares) will be credited in book-entry accounts for FedEx stockholders entitled to receive the shares in the Spin-Off. If you own FedEx common stock as of the close of business on the Record Date, the shares of our common stock that you are entitled to receive on the Distribution Date in the Spin-Off will be issued to your account as follows:
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Registered Stockholders: If you own your shares of FedEx common stock directly, either in book-entry form through an account at FedEx’s transfer agent (Computershare Trust Company, N.A.) and/or if you hold paper stock certificates, you are a registered stockholder. In this case, the Distribution Agent will credit the whole shares of our common stock you receive in the Spin-Off by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as will be the case in the Spin-Off.

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“Street Name” or Beneficial Stockholders: If you own your shares of FedEx common stock beneficially through a bank, broker, or other nominee, the bank, broker, or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker, or other nominee will credit your account with the whole shares of our common stock that you receive in the Spin-Off on or shortly after the Distribution Date. We encourage you to contact your bank, broker, or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of FedEx common stock after the Record Date but on or before the Distribution Date, the buyer of those shares, rather than you, may in some circumstances be entitled to receive the shares of our common stock to be distributed with respect to the FedEx shares you sold. See “— Trading Prior to the Distribution Date.”
We are not asking FedEx stockholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of FedEx common stock for shares of our common stock. The number of outstanding shares of FedEx common stock will not change as a result of the Spin-Off.
Number of Shares You Will Receive
On the Distribution Date, you will receive       share[s] of our common stock for every       share[s] of FedEx common stock you hold as of the close of business on       , 2026, the Record Date of the Spin-Off.
Treatment of Fractional Shares
The Distribution Agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the Distribution Agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of FedEx stockholders entitled to receive a fractional share. The Distribution Agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees, transfer taxes, and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). The Distribution Agent will, in its sole discretion, without any influence by FedEx or us, determine when, how, through which broker-dealer, and at what price to sell the whole shares. The Distribution Agent is not, and any broker-dealer used by the Distribution Agent will not be, an affiliate of either FedEx or us.
The Distribution Agent will send to each registered holder of FedEx common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the Distribution Agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to FedEx stockholders. If you hold your shares through a bank, broker, or other nominee, your bank, broker, or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Spin-Off.”
Treatment of Equity Awards
FedEx equity awards that are outstanding as of the Distribution Date will be treated in a manner intended to maintain the intrinsic economic value of the awards before and after the Distribution Date while also streamlining and simplifying the post-Spin-Off administration of the awards.
Following the Spin-Off, the material terms of the outstanding equity awards, such as the vesting schedule and any termination protections, will generally continue unchanged, as equitably adjusted to reflect the Spin-Off. The following table provides information regarding the expected treatment of each type of FedEx equity award outstanding as of the Distribution Date. As a result of the adjustments to the awards in connection with the Spin-Off, the precise number of shares of FedEx common stock or FedEx Freight common stock, as applicable, to which the adjusted awards will relate will not be known until the Distribution Date or shortly thereafter.
Type of Award	Freight Employees	FedEx Employees or Directors*
Restricted Stock	Each share of FedEx restricted stock will remain outstanding and be subject to the same terms and conditions as were applicable to such share immediately prior to the Spin-Off. Each holder of FedEx restricted stock will also receive a number of shares of FedEx Freight restricted stock for every share of FedEx restricted stock held as of immediately prior to the Spin-Off, determined using the same distribution ratio that is applied to FedEx unrestricted common stock at the Spin-Off. Each share of FedEx Freight restricted stock will be subject to the same terms and conditions as were applicable to the corresponding FedEx restricted stock immediately prior to the Spin-Off.	Each share of FedEx restricted stock will remain outstanding and be subject to the same terms and conditions as were applicable to such share immediately prior to the Spin-Off. Each holder of FedEx restricted stock will also receive a number of shares of FedEx Freight restricted stock for every share of FedEx restricted stock held as of immediately prior to the Spin-Off, determined using the same distribution ratio that is applied to FedEx unrestricted common stock at the Spin-Off. Each share of FedEx Freight restricted stock will be subject to the same terms and conditions as were applicable to the corresponding FedEx restricted stock immediately prior to the Spin-Off.
Stock Options	FedEx stock options will be converted using the conversion ratio into FedEx Freight stock options with the same intrinsic value.	FedEx stock options will remain outstanding and be equitably adjusted by the conversion ratio to maintain the same intrinsic value.

Type of Award	Freight Employees	FedEx Employees or Directors*
Performance Stock Unit	FedEx performance stock units will be converted into performance stock units with the same intrinsic value relating to FedEx Freight common stock and the performance goals will be adjusted or replaced to measure FedEx Freight’s performance.	FedEx performance stock units will remain outstanding and be equitably adjusted as necessary to reflect the Spin-Off. The performance goals may be adjusted to reflect the Spin-Off.
Restricted Stock Unit	Not applicable.	Prior to the Spin-Off, each unvested FedEx restricted stock unit (all of which are held by non-management members of the FedEx Board and would otherwise vest within the one-year period following the Distribution Date) will be vested and settled in FedEx common stock.

*
FedEx directors do not hold performance stock units or restricted stock awards. Certain former FedEx employees and directors hold stock options.

Results of the Spin-Off
After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately       share[s] of our common stock outstanding, based on the number of shares of FedEx common stock outstanding on           , 2026. The actual number of shares of our common stock FedEx will distribute in the Spin-Off will depend on the actual number of shares of FedEx common stock outstanding on the Record Date, which will reflect any issuance of new shares, vesting of equity awards, or exercises of outstanding options pursuant to FedEx’s equity plans, and any repurchase of FedEx shares by FedEx under its Board-authorized stock repurchase program, on or prior to the Record Date. Shares of FedEx common stock held by FedEx as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Spin-Off. The Spin-Off will not affect the number of outstanding shares of FedEx common stock or any rights of FedEx stockholders. However, following the Spin-Off, the equity value of FedEx will no longer reflect the full value of the FedEx Freight Business. Following the Spin-Off, FedEx will own up to 19.9% of the outstanding shares of our common stock. Although FedEx believes that our separation from FedEx offers its stockholders the greatest long-term value, there can be no assurance that the combined trading prices of the FedEx common stock and our common stock will equal or exceed what the trading price of FedEx common stock would have been in absence of the Spin-Off.
Prior to our separation from FedEx, we intend to enter into the Separation and Distribution Agreement and several other agreements with FedEx related to the Spin-Off. These agreements will govern the relationship between us and FedEx up to and after completion of the Spin-Off and allocate between us and FedEx various assets, liabilities, rights, and obligations, including employee benefits, environmental, intellectual property, and tax-related items. We describe these arrangements in greater detail under “Certain Relationships And Related Person Transactions — Agreements with FedEx.”
Listing and Trading of Our Common Stock
As of the date of this Information Statement, we are a wholly owned subsidiary of FedEx. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Spin-Off. See “— Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to apply to list our common stock on the Exchange under the ticker symbol “FDXF.” Following the Spin-Off, FedEx common stock will continue to trade on the Exchange under the symbol “FDX.”

Although FedEx believes that our separation from FedEx offers its stockholders the greatest long-term value, neither we nor FedEx can assure you as to the trading price of FedEx common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the FedEx common stock after the Spin-Off will equal or exceed the trading prices of FedEx common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off.
The shares of our common stock distributed to FedEx stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by, or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals include our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.
Trading Prior to the Distribution Date
No trading market for our common stock currently exists. We expect, however, that trading in shares of our common stock will begin on a “when-issued” basis shortly prior to the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. The “when-issued” trading market will be a market for FedEx Freight common stock that will be distributed on the Distribution Date. If you own FedEx common stock at the close of business on the Record Date, you would be entitled to FedEx Freight common stock to be distributed pursuant to the Spin-Off. You may trade this entitlement to shares of FedEx Freight common stock, without trading the shares of FedEx common stock you own, on the “when-issued” market. We anticipate that trading on a “when-issued” basis will continue up to and including the Distribution Date. On the first trading day after the Distribution Date, “regular-way” trading of FedEx Freight common stock will begin. Regular-way trading refers to trading after the security has been distributed.
We also anticipate that, beginning shortly before the Distribution Date and continuing up to and including the Distribution Date, there will be two markets in FedEx common stock: a “regular-way” market and an “ex-distribution” market. Shares of FedEx common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Spin-Off. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Spin-Off. Therefore, if you sell shares of FedEx common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Spin-Off. However, if you own shares of FedEx common stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Spin-Off.
If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.
Conditions to the Spin-Off
We expect that the Spin-Off will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by FedEx:
•
the FedEx Board shall have approved the Spin-Off and not withdrawn such approval, and shall have declared the dividend of at least 80.1% our common stock to FedEx stockholders as of the Record Date;

•
the Separation and Distribution Agreement, as well as the ancillary agreements contemplated by the Separation and Distribution Agreement, shall have been executed by each party to those agreements;

•
the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•
our common stock shall have been accepted for listing on a national securities exchange approved by FedEx, subject to official notice of issuance;

•
FedEx shall have received the written opinion of Skadden, which shall remain in full force and effect, regarding the intended tax treatment of the Spin-Off, and certain related transactions, under the Code;

•
the Reorganization Transactions shall have been completed;

•
no order, injunction, or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spin-Off shall be in effect, and no other event outside the control of FedEx shall have occurred or failed to occur that prevents the consummation of the Spin-Off;

•
no other events or developments shall have occurred prior to the Spin-Off that, in the judgment of the FedEx Board, would result in the Spin-Off having a material adverse effect on FedEx or its stockholders;

•
prior to the Distribution Date, the Notice of Internet Availability of this Information Statement or this Information Statement shall have been mailed to the holders of FedEx common stock as of the Record Date; and

•
certain other conditions set forth in the Separation and Distribution Agreement.

Any of the above conditions may be waived by FedEx to the extent such waiver is permitted by law. If FedEx waives any condition prior to the effectiveness of the Registration Statement on Form 10, of which this Information Statement forms a part, or changes the terms of the Spin-Off, and the result of such waiver or change is material to FedEx stockholders, we will file an amendment to the Registration Statement on Form 10, of which this Information Statement forms a part, to revise the disclosure in the Information Statement accordingly. In the event that FedEx waives a condition or changes the terms of the Spin-Off after this Registration Statement on Form 10 becomes effective and such waiver or change is material to FedEx stockholders, we would communicate such waiver or change to FedEx stockholders by filing a Form 8-K describing the waiver or change.
The fulfillment of the above conditions will not create any obligation on FedEx’s part to complete the Spin-Off. We are not aware of any material federal, foreign, or state securities-related regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in order to effect the Spin-Off. FedEx may at any time until the Spin-Off is consummated decide to abandon the Spin-Off or modify or change the terms of the Spin-Off.
Reasons for Furnishing This Information Statement
We are furnishing this Information Statement solely to provide information to FedEx stockholders who will receive shares of our common stock in the Spin-Off. You should not construe this Information Statement as an inducement or encouragement to buy, hold, or sell any of our securities or any securities of FedEx. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor FedEx undertake any obligation to update the information except in the normal course of our and FedEx’s public disclosure obligations and practices.

DIVIDEND POLICY
FedEx Freight has not yet determined whether it expects to pay a regular dividend after the Spin-Off. The timing, declaration, amount of, and payment of any dividends following the Spin-Off will be within the discretion of the Board and will depend upon many factors, including FedEx Freight’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of its debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant by the Board. Moreover, if FedEx Freight determines to pay any dividend in the future, there can be no assurance that FedEx Freight will continue to pay such dividends or the amount of such dividends.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of November 30, 2025, on a historical basis and on a pro forma basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they had occurred on November 30, 2025. An explanation of the pro forma adjustments made to our historical unaudited condensed consolidated balance sheet as of November 30, 2025 are discussed in the section of this Information Statement entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements.”
The pro forma adjustments are based on the best information available as of the date of this Information Statement and assumptions that management believes are reasonable given the information available as of the date of this Information Statement. You should review the following table in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” our historical unaudited condensed consolidated financial statements and the accompanying notes thereto, and our unaudited pro forma condensed consolidated financial statements and the accompanying notes thereto included elsewhere in this Information Statement. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”
We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company on November 30, 2025, and is not necessarily indicative of our future capitalization or financial condition.
	As of November 30, 2025
	Historical	Pro Forma (Unaudited)
	(in millions)
Cash and cash equivalents	$92	$	[•]
Indebtedness:
Total indebtedness	$—	$	[•]
Equity:
Historical common stock, no par value; 25,000 shares authorized, issued, and outstanding; Pro forma common stock, $0.10 par value; [•] shares authorized, [•] shares issued and outstanding on a pro forma basis	—		[•]
Additional paid-in capital	—		[•]
Retained earnings	2,131		[•]
Accumulated other comprehensive loss	(8)		[•]
Total equity	$2,123	$	[•]
Total capitalization	$2,123	$	[•]

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following unaudited pro forma condensed consolidated financial statements consist of the unaudited pro forma condensed consolidated balance sheet as of November 30, 2025 and the unaudited pro forma condensed consolidated statements of income for the six-month period ended November 30, 2025 and the year ended May 31, 2025.
The unaudited pro forma condensed consolidated financial statements reflect adjustments to our historical unaudited condensed consolidated balance sheet as of November 30, 2025, our historical unaudited condensed consolidated statement of income for the six months ended November 30, 2025, and our historical audited consolidated statement of income for the year ended May 31, 2025.
The unaudited pro forma condensed consolidated balance sheet gives effect to the Spin-Off and related transactions, described below, as if they had occurred as of November 30, 2025, our latest balance sheet date. The unaudited pro forma condensed consolidated statements of income gives effect to the Spin-Off and related transactions, described below, as if they had occurred on June 1, 2024, the beginning of our most recently completed fiscal year.
The unaudited pro forma condensed consolidated financial statements have been prepared to reflect transaction accounting and autonomous entity adjustments to present the financial condition and results of operations as if we were a separate stand-alone company. The unaudited pro forma condensed consolidated financial statements have been adjusted to give effect to the following (collectively, the “Pro Forma Transactions”):
•
the contribution to us of assets and liabilities that comprise the FedEx Freight Business by FedEx and the retention by FedEx of certain specified assets and liabilities reflected in our historical audited consolidated financial statements and our historical unaudited condensed consolidated financial statements, in each case, pursuant to the Separation and Distribution Agreement;

•
the expected transfer to us, prior to or concurrent with the Spin-Off, of various FedEx assets and liabilities not included in our historical audited consolidated balance sheet and our historical unaudited condensed consolidated balance sheet;

•
the anticipated post-Spin-Off capital structure, including; (i) the issuance of approximately [•] shares of our common stock to holders of FedEx common stock in connection with the Spin-Off, (ii) the incurrence of indebtedness of $[•] billion, and (iii) the expected distribution, from the net proceeds of such indebtedness, of approximately $[•] billion of cash to FedEx prior to the completion of the Spin-Off;

•
the impact of the Transition Services Agreement, Tax Matters Agreement, and other agreements to be entered into between us and FedEx in connection with the Spin-Off (see “Certain Relationships and Related Person Transactions”);

•
transaction and incremental income and costs expected to be incurred as an autonomous entity and specifically related to the Spin-Off; and

•
other adjustments described in the notes to the unaudited pro forma condensed consolidated financial statements.

The unaudited pro forma condensed consolidated financial statements were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and do not purport to represent what our financial position and results of operations actually would have been had the Pro Forma Transactions occurred on the dates indicated, or to project our financial performance for any future period. The unaudited pro forma condensed consolidated financial statements are based on information and assumptions, which are described in the accompanying notes. These amounts are estimates, and the final amounts could differ materially from these estimates.
Our historical financial statements, which were the basis for the unaudited pro forma condensed consolidated financial statements, were prepared on a carve-out basis as we did not operate as a stand-alone entity for the periods presented. Accordingly, such financial information reflects an allocation of certain shared services and general corporate costs, such as information technology, marketing, sales, financial services, support services, customer experience, and corporate executives’ salaries and employee benefits, that are either specifically identifiable to FedEx Freight or by a reasonable method of allocation. See Note 1, Description of Business and Basis of Presentation, and Note 9, Related Party Transactions, to the historical audited consolidated financial statements, and Note 1, Description of Business and Basis of Presentation, and Note 7, Related Party Transactions, to the historical unaudited condensed consolidated financial statements, as well as “Management’s Discussion and Analysis of Results of Operations and Financial Condition — Critical Accounting Estimates” included elsewhere in this Information Statement for further information on the allocation of shared services and general corporate costs.
Transaction accounting adjustments have been presented to show the impact and associated cost as a direct result of the legal separation from FedEx, including the establishment of FedEx Freight’s expected capital structure and funding at the time of Spin-Off. Autonomous entity adjustments show the impact of items such as the Transition Services Agreement and other transaction agreements as part of the Spin-Off, if incremental costs are expected to be incurred. Actual future costs incurred may differ from these estimates.
The unaudited pro forma condensed consolidated financial statements shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Results of Operations and Financial Condition,” and “Certain Relationships and Related Person Transactions” as well as the historical audited consolidated financial statements and the historical unaudited condensed consolidated financial statements and the corresponding notes included elsewhere in this Information Statement. For factors that could cause actual results to differ materially from those presented in the unaudited pro forma condensed consolidated financial statements, see “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this Information Statement.

FEDEX FREIGHT
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF NOVEMBER 30, 2025
(IN MILLIONS, EXCEPT SHARE DATA)
	Historical	Transaction Accounting Adjustments			Autonomous Entity Adjustments	Pro Forma
ASSETS
CURRENT ASSETS
Cash	$92	$	[•]	(a) (b)	$—	$92
Receivables, less allowances	121		1,019	(j)	—	1,140
Spare parts, supplies, and fuel	23		—		—	23
Prepaid expenses and other	58		14	(k)	—	72
Total current assets	294		1,033		—	1,327
PROPERTY AND EQUIPMENT, AT COST
Vehicles and trailers	3,940		(98)	(i)	—	3,842
Facilities and other	1,544		26	(k)	—	1,570
Ground support and dock equipment	644		—		—	644
Information technology	415		127	(k)	—	542
Total property and equipment, at cost	6,543		55		—	6,598
Less accumulated depreciation and amortization	3,745		(19)	(i) (k)	—	3,726
Net property and equipment	2,798		74		—	2,872
OTHER LONG-TERM ASSETS
Operating lease right-of-use assets, net	1,392		2	(k)	—	1,394
Goodwill	602		—		—	602
Other assets	3		25	(f)	—	28
Total other long-term assets	1,997		27		—	2,024
TOTAL ASSETS	$5,089		$1,134		$—	$6,223
See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

FEDEX FREIGHT
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF NOVEMBER 30, 2025
(IN MILLIONS, EXCEPT SHARE DATA)
	Historical	Transaction Accounting Adjustments			Autonomous Entity Adjustments	Pro Forma
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$—	$	[•]	(b)	$—	$	[•]
Accrued salaries and employee benefits	218		28	(g)	—		246
Accounts payable	176		(6)	(i)	—		170
Due to Parent, net	83		(83)	(l)	—		—
Operating lease liabilities	171		2	(k)	—		173
Finance lease obligations	28		—		—		28
Accrued expenses	308		(64)	(m)	—		244
Total current liabilities	984		(123)		—		861
LONG-TERM DEBT, LESS CURRENT PORTION	—		[•]	(b)	—		[•]
OTHER LONG-TERM LIABILITIES
Deferred income taxes	211		117	(h)	—		328
Self-insurance accruals	333		(333)	(m)	—		—
Operating lease liabilities	1,232		—		—		1,232
Finance lease obligations	149		—		—		149
Other liabilities	57		—		—		57
Total other long-term liabilities	1,982		(216)		—		1,766
COMMITMENTS AND CONTINGENCIES
EQUITY
Historical common stock, no par value; 25,000 shares authorized, issued, and outstanding; Pro forma common stock $0.10 par value; [•] shares authorized, [•] shares issued and outstanding on a pro forma basis	—		[•]	(d)	—		[•]
Additional paid-in capital	—		[•]	(d)	—		[•]
Retained earnings	2,131		1,473	(n)	—		3,604
Accumulated other comprehensive loss	(8)		—		—		(8)
Total equity	2,123		1,473		—		3,596
TOTAL LIABILITIES AND EQUITY	$5,089		$1,134		$—		$6,223
See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

FEDEX FREIGHT
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED NOVEMBER 30, 2025
(IN MILLIONS, EXCEPT SHARE DATA)
	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
REVENUE	$4,396	$(2)	(i)	$—			$4,394
OPERATING EXPENSES:
Salaries and employee benefits	2,136	5	(m)	—	(o)		2,141
Purchased transportation	398	—		—			398
Rentals	154	—		—	(o)		154
Depreciation and amortization	251	13	(i) (k)	—	(o)		264
Fuel	223	—		—			223
Maintenance and repairs	185	1	(k)	—	(o)		186
Separation and other costs	161	3	(c)	—			164
Other	490	(8)	(j) (m)	—	(o)		482
TOTAL OPERATING EXPENSES	3,998	14		—			4,012
OPERATING INCOME	398	(16)		—			382
OTHER INCOME:
Related party interest income	192	(192)	(a)	—			—
Interest expense	—	[•]	(b)	—			[•]
Other, net	7	(2)	(f)	—			5
TOTAL OTHER INCOME	199	(194)		—			5
INCOME BEFORE INCOME TAXES	597	(210)		—			387
PROVISION FOR INCOME TAXES	151	(52)	(h)	—			99
NET INCOME	$446	$(158)		$—			$288
BASIC EARNINGS PER COMMON SHARE	$17,840					$	[•]	(d)(e)
DILUTED EARNINGS PER COMMON SHARE	$17,840					$	[•]	(d)(e)
See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

FEDEX FREIGHT
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2025
(IN MILLIONS, EXCEPT SHARE DATA)
	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
REVENUE	$8,892	$(5)	(i)	$—			$8,887
OPERATING EXPENSES:
Salaries and employee benefits	4,157	37	(f) (g) (m)	—	(o)		4,194
Purchased transportation	807	—		—			807
Rentals	295	—		—	(o)		295
Depreciation and amortization	471	20	(i) (k)	—	(o)		491
Fuel	457	—		—			457
Maintenance and repairs	362	3	(k)	—	(o)		365
Other	939	32	(c) (j) (m)	—	(o)		971
TOTAL OPERATING EXPENSES	7,488	92		—			7,580
OPERATING INCOME	1,404	(97)		—			1,307
OTHER INCOME:
Related party interest income	388	(388)	(a)	—			—
Interest expense	—	[•]	(b)	—			[•]
Other, net	10	98	(f)	—			108
TOTAL OTHER INCOME	398	(290)		—			108
INCOME BEFORE INCOME TAXES	1,802	(387)		—			1,415
PROVISION FOR INCOME TAXES	456	(96)	(h)	—			360
NET INCOME	$1,346	$(291)		$—			$1,055
BASIC EARNINGS PER COMMON SHARE	$53,840					$	[•]	(d)(e)
DILUTED EARNINGS PER COMMON SHARE	$53,840					$	[•]	(d)(e)
See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

FEDEX FREIGHT
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The unaudited pro forma condensed consolidated balance sheet as of November 30, 2025 and the unaudited pro forma condensed consolidated statements of income for the six-month period ended November 30, 2025 and the year ended May 31, 2025 include the following adjustments.
Transaction Accounting Adjustments:
(a)
We participate in cash pooling with FedEx to manage liquidity and fund our operations. We receive interest income on the total cash swept to FedEx. Upon completion of the Spin-Off, we will no longer participate in these arrangements. Immediately prior to the Spin-Off, FedEx will transfer cash to us, whereby our cash balance will be approximately $[•] million.

(b)
Prior to the completion of the Spin-Off, we intend to incur $[•] billion of indebtedness, net of debt issuance costs and discounts of $[•] million. We expect that such indebtedness will consist of $[•] billion in senior notes and a $0.6 billion term loan under a delayed draw term loan facility, with an estimated weighted average interest rate of [•]%. The actual rates of interest may be different from those assumed. A 1/8th percent variance in the assumed interest rate on the floating rate indebtedness would change interest expense by $[•] million and $[•] million for the six-month period ended November 30, 2025 and the year ended May 31, 2025, respectively. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off, and the pro forma adjustments may change accordingly. In connection with the Spin-Off, we expect to distribute, from the net proceeds of such borrowings, approximately $[•] billion of cash to FedEx as part of the consideration for the assets FedEx will contribute to us in connection with the Spin-Off. We also expect to enter into a revolving credit facility which will provide for borrowings of up to $1.2 billion, as further described under “Description of Certain Indebtedness”; however, the revolving credit facility will not be utilized prior to the Spin-Off or to fund the expected distribution of approximately $[•] billion in cash to FedEx at the closing of the Spin-Off.

(c)
All transaction costs incurred in fiscal year 2025 related to the Spin-Off were recognized by FedEx and none of these separation costs were allocated to our historical audited consolidated financial statements. In the six-month period ended November 30, 2025, $161 million of separation costs were directly incurred by FedEx Freight. All remaining separation costs in the six-month period ended November 30, 2025 were recognized by FedEx. We expect to incur transaction costs related to employee-related and other separation and transitional costs subsequent to the Spin-Off and as such have included $3 million and $9 million for the six-month period ended November 30, 2025 and the year ended May 31, 2025, respectively. Actual amounts may differ from these estimates.

(d)
Reflects the number of shares of FedEx Freight common stock which are expected to be outstanding upon completion of the Spin-Off, with a par value of $0.10 per share. We have assumed the number of outstanding shares of common stock based on [•] shares of FedEx common stock outstanding as of November 30, 2025, and on the basis of [•] shares of our common stock for every [•] shares of FedEx common stock. The actual number of shares issued will not be known until the record date for the Spin-Off.

(e)
The weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the six-month period ended November 30, 2025 is [•] million, on the basis of [•] shares of our common stock for every [•] shares of FedEx common stock outstanding as of November 30, 2025.

The weighted-average number of shares used to compute pro forma basic and diluted earnings per share for the year ended May 31, 2025 is [•] million, on the basis of [•] shares of our common stock for every [•] shares of FedEx common stock outstanding as of May 31, 2025.
Pro forma diluted earnings per share excludes the potential conversion of unvested equity awards in FedEx Freight that are held by FedEx employees, as the conversion factor is dependent on various factors, including the FedEx Freight and FedEx share prices before and after the Spin-Off, which cannot be fully estimated at this time.

(f)
We have accounted for our participation in the FedEx-sponsored pension and other post-retirement plans as participation in a multi-employer plan and as such the net benefit obligation for these plans are not included in our historical audited consolidated financial statements and our historical unaudited condensed consolidated financial statements. Under this method of accounting, we recognized our allocated portion of net periodic benefit costs within our historical audited consolidated financial statements and our historical unaudited condensed consolidated financial statements. These expenses are reflected within “Salaries and employee benefits” and “Other, net” as applicable in the accompanying historical audited consolidated statements of income and the accompanying historical unaudited condensed consolidated statements of income. In connection with the Spin-Off, FedEx will transfer to us pension plan obligations associated with our active U.S. employees and we will provide the benefits directly to the plan participants. The related plan assets will also be transferred to us in an amount determined by the requirements of Section 414(l) of the Code or other local regulations. Management has estimated the net benefit plan asset that will transfer. The actual assumed benefit plan obligation will be measured using an actuarial valuation at the date of legal transfer. The actual assets that transfer may change based on changes in the underlying fair value of the assets. As a result, the actual assumed net benefit plan assets, cash contributions, and related expenses may differ from our estimates.

We have recognized an estimate of incremental pro forma non-operating income of $96 million in “Other, net” for the year ended May 31, 2025 related to the pension mark-to-market adjustment not historically allocated to FedEx Freight. The mark-to-market adjustment is recognized in the fourth quarter each year; therefore, there is no adjustment for the six-month period ended November 30, 2025. We have also recognized a decrease in net periodic benefit cost of $2 million in “Salaries and employee benefits” for the year ended May 31, 2025, and a $2 million increase and a $2 million decrease in “Other, net,” for the six-month period ended November 30, 2025 and the year ended May 31, 2025, respectively, to remove costs or benefits, as applicable, associated with inactive employees whose benefits will be retained by FedEx.
(g)
Reflects $28 million in salaries and employee benefits with respect to additional employee-related obligations of active employees expected to be transferred from FedEx to FedEx Freight prior to the Spin-Off. These liabilities are incremental to the liabilities included in the historical unaudited condensed consolidated balance sheet as they relate to employees who were not FedEx Freight employees or the liabilities were not allocated ratably to FedEx Freight employees. Expenses associated with these additional employee-related obligations are recognized over the one-year service period. We have recognized an adjustment of $29 million in “Salaries and employee benefits” for the year ended May 31, 2025.

(h)
Reflects the income tax impact of the pro forma adjustments. For the six-month period ended November 30, 2025 and the year ended May 31, 2025, the income tax provision impact was calculated using the jurisdictional tax rate associated with each adjustment. The respective adjustments relate to the U.S. jurisdiction in which the combined statutory U.S. federal and blended state statutory tax rate of 24.8% was applied to the periods ended November 30, 2025 and May 31, 2025. The final income tax provision impact may be materially different, as more detailed information will become available after the consummation of the Spin-Off and related transactions. We have also recognized an increase to “Deferred income taxes” of $117 million as of November 30, 2025 in relation to certain pro forma adjustments made to the condensed consolidated balance sheet, primarily related to the decrease of “Self-insurance accruals.”

(i)
Reflects assets that have historically been shared with other FedEx businesses, and presented in the historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements, which are not expected to be retained, net of assets expected to be purchased to replace the use of such historically shared assets (“replacement assets”). See Note 1, Description of Business and Basis of Presentation, to the historical audited consolidated financial statements and to the historical unaudited condensed consolidated financial statements for further discussion of the basis of presentation and our historical assets and liabilities. Refer to the table below for the net shared assets expected to transfer to FedEx prior to the Spin-Off (in millions):

As of November 30, 2025
Vehicles and trailers, net	$49
The adjustment to the unaudited pro forma condensed consolidated statements of income reflects the removal of $2 million and $5 million of related party revenue for the six-month period ended November 30, 2025 and the year ended May 31, 2025, respectively, historically recorded for FedEx’s use of shared equipment owned by FedEx Freight and the removal of $3 million and $6 million of depreciation expense for the six-month period ended November 30, 2025 and the year ended May 31, 2025, respectively, historically recorded by FedEx Freight for such assets, net of additional depreciation expense expected to be incurred for replacement assets. We expect the replacement assets to be acquired and the related invoices paid prior to the Spin-Off.
(j)
We historically sold certain of our trade accounts receivable on a non-recourse basis to FedEx under a legally enforceable factoring agreement. We accounted for these transactions as sales of receivables and reflected the transfer of receivables as a reduction of “Receivables, less allowances” on the accompanying historical audited consolidated balance sheet and the historical unaudited condensed consolidated balance sheet. On November 30, 2025, the Company’s factoring agreement with FedEx was terminated in preparation for the Spin-Off. We do not expect to enter into a factoring arrangement prior to the Spin-Off. As such, this adjustment reflects net trade accounts receivable as if FedEx Freight did not participate in any factoring arrangement. Additionally, this adjustment removes $21 million and $30 million of fees incurred under the factoring arrangement with FedEx from “Other” for the six-month period ended November 30, 2025 and the year ended May 31, 2025, respectively.

(k)
Reflects assets and liabilities that have historically been shared with other FedEx businesses but that are expected to be transferred to us prior to or concurrent with the Spin-Off. See Note 1, Description of Business and Basis of Presentation, to the historical audited consolidated financial statements and to the historical unaudited condensed consolidated financial statements for further discussion of the basis of presentation and our historical assets and liabilities. Refer to the table below for historically shared assets and liabilities expected to be transferred to us (in millions):

As of November 30, 2025
Facilities and other, net	$11
Information technology, net	113
Prepaid and other current assets	14
Operating lease right-of-use assets, net	2
Operating lease liabilities – current	2

(l)
Represents an adjustment to extinguish Due to Parent, net. Pursuant to the Separation and Distribution Agreement, all intercompany balances between FedEx and us are to be settled prior to or concurrent with the Spin-Off. Accordingly, amounts have been removed from the unaudited pro forma condensed consolidated balance sheet as of November 30, 2025.

(m)
Historically, a portion of FedEx’s self-insurance reserve was attributable to FedEx Freight for workers’ compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. These reserves are included in our historical results. FedEx’s self-insurance programs have varying limits based on operating company and type of risk. Upon completion of the Spin-Off, FedEx will retain the self-insurance reserves related to workers’ compensation claims, vehicle accidents, and property and general business liabilities. Therefore, respective amounts have been removed from “Accrued expenses” and “Self-insurance accruals” in the unaudited pro forma condensed consolidated balance sheet as of November 30, 2025. FedEx Freight will retain self-insurance reserves related to cargo loss. The liabilities attributable to FedEx Freight for benefits paid under employee disability programs will be assumed by a third-party prior to Spin-Off.

As a standalone company, we expect to incur higher deductibles based on our standalone risk profile and loss history. We have recognized an estimated incremental $18 million and $63 million of expenses related to the self-insurance reserves for the six-month period ended November 30, 2025 and the year ended May 31, 2025, respectively. These expenses are reflected within “Salaries and employee benefits” and “Other,” as applicable. The actual self-insurance reserves recognized upon the Spin-Off and associated expenses may differ from our estimates.
Additionally, FedEx has not historically attributed employee health medical claim reserves to individual operating companies. However, the expenses under the employee health medical plan are included in our historical results for the six-month period ended November 30, 2025 and the year ended May 31, 2025. Upon the Spin-Off, FedEx Freight will assume outstanding employee health medical claims. Therefore, we have included an estimated accrual in “Accrued expenses” in the unaudited pro forma condensed consolidated balance sheet as of November 30, 2025. Actual amounts may differ from these estimates.
(n)
The Retained earnings adjustments are summarized below (in millions):

	As of November 30, 2025
Cash(a) (b)	$	[•]
Debt incurred(b)		[•]
Pension and other post-retirement plans(f)		25
Employee obligations(g)		(28)
Deferred taxes(h)		(117)
Shared assets to transfer to FedEx(i)		(43)
Accounts receivable factoring arrangement(j)		1,019
Shared assets to transfer from FedEx(k)		137
Due to Parent, net(l)		83
Self-insurance reserves(m)		397
Total adjustment		$1,473
Autonomous Entity Adjustments:
(o)
In connection with the Spin-Off, we will enter into a Transition Services Agreement with FedEx. Costs incurred under the Transition Services Agreement are primarily related to certain operational, commercial, technology, human resources, and finance and accounting services. The costs to be incurred under the Transition Services Agreement are not expected to exceed the amounts historically recorded by FedEx Freight for shared services from FedEx. Therefore, no adjustment is made to pro forma net income for the six-month period ended November 30, 2025 and the year ended May 31, 2025. Such determination is based upon the expected terms of the services to be provided under the Transition Services Agreement as of the date of this Information Statement and are subject to change.

OUR BUSINESS
Company Overview
FedEx Freight is the largest North American LTL freight carrier with industry-leading transit times and service levels, offering choice, simplicity, and reliability to meet the needs of LTL shippers. As of November 30, 2025, we had approximately 39,000 employees, a network of approximately 355 shipping terminals (over 320 of which are in the United States), and nearly 30,000 motorized vehicles across all 50 U.S. states, Canada, and Mexico. We also offer freight delivery service to most points in Puerto Rico and the U.S. Virgin Islands. Our robust network consisting of more than 26,000 service center doors strategically positioned in high-demand regions provides critical services and digitally enabled tools that facilitate the transport of hard and soft goods in North America and powers the supply chains of our customers through any economic environment. Our services and solutions support companies of all sizes, industries, and specialties, and our proximity to our customers allows us to transport their goods quickly, reliably, and efficiently, all with superior service.
Headquartered in Memphis, Tennessee, FedEx Freight generated $8.9 billion of revenue and $1.4 billion of operating income in fiscal year 2025. Since John A. Smith began his first stint as the Chief Executive Officer of FedEx Freight in 2018, our management team has successfully executed on a strong operational efficiency plan that has optimized our footprint and increased yields, resulting in an operating ratio of 84.2% in fiscal year 2025 and approximately 860 basis points of operating margin expansion over the course of his tenure.
We have almost 60 years of experience and one of the strongest reputations in the LTL market, built on our demonstrated track record of industry-leading transit times, service reliability, and capabilities that enable the success of our customers. Our differentiated portfolio of offerings within the LTL market addresses the biggest challenges facing North American companies and is complemented by our integrated digital solutions that enable our customers to track, predict, and optimize their flow of goods and supply chains, leading to better outcomes. These qualities drive strong trust, loyalty, and partnership with our customers, which include major, multinational companies, SMBs, and regional companies.
The Company’s service model is built around a differentiated dual-service offering — Priority and Economy — that allows customers to choose between speed and cost.
•
FedEx Freight Priority: A premium, time-sensitive service with the fastest published transit times of any nationwide LTL service, offering rapid transit (next-day service up to 600 miles and second-day service up to 1,600 miles) to nearly every ZIP Code in the United States and postal code in Canada and Mexico. This service line features a no-fee, money-back guarantee and end-to-end shipment visibility.

•
FedEx Freight Economy: An economical LTL option with broad coverage across the United States (including Puerto Rico), Canada, and Mexico, and the same advanced shipment visibility as FedEx Freight Priority. It also provides time-definite options like “A.M. Delivery” or “Close of Business Delivery.”

In addition, FedEx Custom Critical services provide expedited, time-specific freight solutions, including Surface Expedite and White Glove Services, available 24/7/365. Shipments are continuously monitored via a proprietary control system with two-way satellite communication for exclusive-use shipments.
We generate revenue from the shipping of goods through our LTL network and providing services and digital solutions that support our customers’ supply chains. Customers can also process domestic and cross-border LTL shipments to and from Canada and Mexico, as well as intra-Canada and intra-Mexico shipments, through our digital customer platforms, including LTL Select, a free cloud-based, multi-carrier transportation management system that provides customers with visibility into all available carriers and their pricing in one location, as well as the ability to book services and make payments. These differentiated service offerings are supported by a very experienced workforce, many of whom have advanced through the organization, contributing to a culture of operational excellence and customer service.
FedEx Freight has a number of ongoing initiatives to continue to optimize its operating model and financial performance. The Company is systematically improving its visibility to movements on the dock through proprietary dock software and real-time tracking systems that reduce handling errors and improve throughput. At the same time, we have been capitalizing on logistical efficiencies across our network through the reduction of linehaul miles, improvement of hours taken between stops, and rationalizing external expenses (e.g., purchased transportation and rental expenses). There is specific emphasis on driving better asset utilization by leveraging our DIM technology and differentiated network capabilities. DIM, which automates shipment measurement and pricing verification, is used on over 90% of our shipments and is estimated to have generated over $150 million of total incremental revenue over fiscal years 2024 and 2025. Likewise, our differentiated network, defined by our hub-and-spoke model, enables efficient cross-docking and flexible volume handling through service centers located in proximity to high-volume ZIP Codes and postal codes. Additionally, supplier relationships are regularly reviewed and negotiated for optimal terms and service.
Industry Overview
Trucking companies provide two main types of services across industries and end-markets: truckload (“TL”) and LTL services. FedEx Freight is the largest provider of LTL services to customers across North America. The LTL industry is a segment of the freight transportation market that specializes in the consolidation and transport of shipments that do not require the full capacity of a truck trailer. This model allows LTL providers to offer cost-effective solutions for businesses that need to ship goods between various locations but do not have sufficient freight to justify hiring a full TL carrier. LTL carriers utilize network-based production logic to link different shipments into multi-stop routes and benefit from a semi- or fully-scheduled line haul. This results in LTL carriers typically requiring a more expansive and sophisticated network of local pickup and delivery as freight is picked up from multiple customers and routed through a network of service centers and transferred to other trucks with similar destinations. This sophisticated network structure enables shippers to flexibly manage variable shipment volumes and dispatch freight on demand. Additionally, LTL carriers offer services that TL providers rarely offer such as liftgate pick-up and delivery access to non-commercial addresses, among other services. These advantages of LTL have led to the increased adoption of LTL services among shippers, allowing LTL to grow within the broader for-hire trucking market. We estimate that the U.S. LTL industry generated over $50 billion of revenue in calendar year 2024, growing at a 4.6% CAGR from 2017 to 2024, and we expect such revenue to continue on a similar trajectory.
U.S. LTL Market Size

Source: Management estimates

There are certain market dynamics that influence LTL services with respect to pricing, routing, and carrier options that are different from the TL operating models. Customer pricing for TL solutions is typically rigid with one price for the entire trailer, irrespective of the shipment size, while LTL offerings are typically more flexible, with origin, destination, class, and weight being the driver of price. This makes LTL generally more cost-effective than TL for shipments smaller than a full trailer, due to its hub-and-spoke routing model with cross-docking across terminals. In contrast, TL typically operates point-to-point without consolidation terminals, using customized, on-demand routes that may be non- or semi-scheduled. This structural difference makes service and quality a determining factor for LTL customer success. The North American TL industry is fragmented, with more than 330,000 motor carriers in the United States, making it easy for customers to switch based on price. The North American LTL industry is not as fragmented, with approximately 10 scaled players in the industry. Historically, there has been more favorable pricing and economics in the North American LTL market as compared to the North American TL market.
Illustrative View of an LTL Network
Industry Dynamics
Highly attractive industry structure competing primarily on service
FedEx Freight operates within a large, historically stable market where service quality, reliability, and operational efficiency dictate competitive dynamics. Unlike more commoditized TL markets, LTL carriers differentiate their offerings through network proximity, transit time guarantees, and value-added services underpinned by dimensional pricing models. By prioritizing transparency and reducing post-shipment disputes, the broader industry has shifted toward service-driven pricing that rewards carriers for operational precision and superior customer experience.
Leading LTL companies have accordingly adapted their business models and increased technology integration to increase yield, as defined by revenue per shipment, with FedEx Freight improving such yield more than its publicly listed peers from 2020 through the first quarter of fiscal year 2025. Additionally, the industry has benefited from sustained improvement in pricing fundamentals over time. On average, publicly listed LTL carriers in North America have experienced last-twelve-month revenue per hundredweight increases and have rarely experienced a decrease in prices. While the transportation industry remains cyclical and susceptible to trends in economic activity, in general, LTL tends to be more resilient and less volatile than TL in part due to its more diversified consumer base.
FedEx Freight and its public North American peers have generally maintained average annual rate increases, outpacing inflationary pressures while preserving customer retention through service consistency and increasing connectivity through the deployment of additional value-added capabilities, such as improved real-time network visibility enabled by technology investments.

Growth tailwinds across a diverse range of end-markets
LTL freight demand benefits from exposure to secular megatrends — shifting demographic and consumption patterns with an expected rise in per-capita consumption and need for more sustainable solutions; and structurally growing sectors, including the e-commerce, advanced manufacturing, and healthcare logistics sectors.
The expected LTL industry growth across diverse end markets is supported by several key factors:
•
Manufacturing Reshoring/Nearshoring: Recent trends toward reshoring and nearshoring of manufacturing activities in North America are creating new demand for LTL transportation. As companies bring production back to domestic locations or nearby countries, they often utilize LTL services to move raw materials, components, and finished goods within their supply chains.

•
Industrial Production: Overall industrial production activity remains a significant driver for the LTL industry. If manufacturing output increases, the demand for LTL services to transport industrial goods also rises. More specifically, LTL carriers offer sectors with just-in-time inventory models the flexibility and frequency needed to move smaller, more frequent shipments efficiently.

•
E-commerce Expansion: The continued growth of e-commerce has increased the demand for LTL services. As online retail sales increase, businesses require efficient and cost-effective solutions for smaller, more frequent shipments to consumers and distribution centers. This trend is expected to continue, providing a sustained boost to LTL volumes.

•
Diversified Customer Base: The LTL industry serves a diverse range of customers across a diverse range of sectors, including retail, manufacturing, healthcare, technology, and construction. This diversification helps reduce the industry’s reliance on any single sector and offers greater stability.

•
Supply Chain Optimization: Businesses are increasingly focused on optimizing their supply chains to reduce costs, improve efficiency, and enhance customer service. LTL services play a critical role in these optimization efforts by providing cost effective, flexible, and reliable transportation solutions.

Required Industry Investments
Demand for LTL services is expected to continue to grow, supported by long-term structural trends across diverse end-markets. While overall industry capacity has declined — with an estimated 11% service center reduction since 2014 based on a sample of the largest providers — the value of scale in the sector remains. Establishing a competitive LTL network requires substantial capital investment in terminals, fleet infrastructure, and skilled personnel, alongside compliance with stringent regulatory requirements. These factors reward service providers with a strategically positioned footprint.
Industry Strategic Combinations
The North American LTL industry has evolved since it was deregulated in 1980 with the passage of the Motor Carrier Act, lowering the barriers to entry, eliminating restrictions on the types of freight that could be hauled, and allowing for more freedom setting rates. FedEx Freight has grown its business both organically and inorganically, having successfully integrated American Freightways, Viking Freight, and the Watkins Motor Lines business over time to become the largest LTL freight carrier in North America. We expect strategic combinations to continue amid increasing customer demand for transportation providers that can offer comprehensive local and national coverage in addition to a full range of supply chain and logistics offerings. As a result, we believe that companies that strategically commit capital to expand network operations and fleets can develop and maintain advantages over other players. Scale advantages in the LTL sector manifest through terminal proximity, linehaul efficiency, and value-added services that ultimately enable a superior value proposition supporting greater on-time performance and fewer cargo claims, among other benefits.
Key Business and Competitive Strengths
FedEx Freight is a leading provider of LTL services built on a legacy of industry-leading service and a digitally enabled technology platform that distinguishes us from competitors. Our key strengths include a differentiated dual-service model, market-leading scale and proximity to customers, long-standing customer relationships, and deep integration of advanced technology across operations and customer interfaces. As the largest pure-play LTL carrier in North America, we leverage a comprehensive network to deliver cost and service advantages to our customers, while proprietary digital tools enhance visibility, efficiency, and pricing accuracy. We have built a stable, diversified customer base anchored by long-term relationships with clients in historically resilient sectors where we have a wealth of expertise. Our expertise has been developed over many decades, with a highly skilled and trained front-line workforce who represent FedEx Freight’s core values and dedication to outstanding service.
FedEx Freight’s existing geographic footprint and cost structure allow us to scale efficiently, price competitively, and maintain strong margins — even in more cyclical market segments — by combining operational leverage, technology-enabled efficiencies, and disciplined capital deployment. This is enhanced by FedEx Freight’s operations research team, which plays a pivotal role in engineering the network by leveraging the vast amounts of data we collect to help maximize efficiency and service quality.
Largest LTL Pure-Player with Exceptional Network Scale and Proximity
Through the industry’s most expansive network of service centers and advanced information systems, FedEx Freight provides service to nearly every ZIP Code in the United States, including Alaska and Hawaii. We are the largest LTL freight carrier in North America by revenue ($8.9 billion in fiscal year 2025) and a leader in service center door count with more than 26,000 doors as of November 30, 2025. We believe door count — not terminal count — is the most relevant measure of our network capacity. Over the past three fiscal years, we have gone through a terminal rationalization exercise. As part of this exercise, we closed 37 terminals in less dense markets and added terminal capacity in dense strategic markets, such that there was only a net reduction of approximately 300 service doors across our network. Our average door count per terminal has increased at a 3% CAGR from fiscal year 2021 to fiscal year 2025 in the United States, enhancing the productivity and throughput of our network and positioning us well to handle volume efficiently and flexibly across our footprint. This targeted investment strategy reflects our distinct focus on aligning capacity with demand and optimizing service coverage. FedEx Freight’s scale advantages span multiple vectors, including proximity to high-density population centers, number of doors per terminal for loading and unloading, and fleet size, all of which enable greater asset utilization while providing more flexibility and coverage for our customers. Our network is strategically aligned with the densest freight corridors in the United States, where 200 ZIP-3 clusters (i.e., the first three digits of a ZIP Code, which represent regions) account for approximately 65% of total industry volume. We have built our infrastructure to serve these high-demand areas efficiently: approximately 30% of our outbound freight stations are located within 25 miles and approximately 55% are located within 100 miles of these volume centers; and on the inbound side our coverage is even stronger, with approximately 45% of our network within 25 miles and approximately 75% within 100 miles of these volume centers. This proximity enables us to provide reliable, responsive service where it matters most, while also supporting cost-effective operations and future growth. With our combination of door count and proximity to the customer base, FedEx Freight enables greater supply chain flexibility and efficiency, specifically cross-docking, which streamlines the loading process. This, combined with our fleet size, accelerates our speed and enhances our quality of service.
FedEx Freight’s network proximity generally allows it to maintain consistent service levels even during peak periods, as demonstrated by our ability to flex capacity during peak shipping seasons. We are further differentiated through specialized offerings like FedEx Freight Direct, which provides multiple service tiers for residential and commercial deliveries with value-added options such as inside delivery and packaging removal, and Retail Flex, which provides delivery to large retailers with benefits that go beyond standard LTL services, including helping prevent issues like late arrivals, incomplete shipments, or chargebacks.
FedEx Freight’s scale is a core competitive advantage. Permitting and construction costs for LTL terminals is capital intensive, with significant increases over the last few years in costs of construction and regulatory compliance (e.g., CSA safety scores and emissions standards). FedEx Freight’s established infrastructure and coverage across 98% of all ZIP Codes in the United States (exclusive of military and PO ZIP Codes) give it an advantage over regional players who do not have a national footprint — a critical edge in serving enterprise clients’ coast-to-coast logistics needs.

Proprietary and Digitally Enabled Technology Platform
FedEx Freight leverages technology extensively to enhance its operational efficiency, improve customer service, and differentiate itself from LTL competitors. A key aspect of this is the integration of advanced technology solutions across its network. One prominent example of technology integration is the use of digital tools like LTL Select. This platform provides customers with streamlined online experiences for managing their LTL shipments. This includes functionalities such as:
•
Online Quoting: Instant rate quotes based on shipment details (weight, dimensions, destination).

•
Shipment Booking: Easy online booking and scheduling of pickups.

•
Tracking and Visibility: Real-time tracking of shipments from origin to destination, providing transparency and control.

•
Reporting and Analytics: Access to data and reports on shipping activity, enabling customers to optimize their supply chain.

This platform continuously evolves with frequent upgrades to add important features for our customers, creating an adaptable platform that can be modified quickly to enable speed to market with new initiatives and service offerings. Additionally, we also have proprietary software used with services like FedEx Freight Direct that allow us to track several key performance indicators used to measure success, such as shipment-level customer surveys where we are currently averaging 4.7/5.0.
Complementing our digital tools, we have also developed proprietary technology systems that are purpose-built to enhance commercial execution and improve pricing. For example, FedEx Freight’s DIM systems, used on over 90% of shipments, automate shipment measurement and pricing verification, which enables dynamic pricing based on shipment density. By capturing precise dimensions, DIM also improves trailer cube utilization in our linehaul operation, increasing it by 23% from fiscal year 2024 to fiscal year 2025. Over $150 million of added total revenue over fiscal years 2024 and 2025 is estimated to be due to DIM technology. In addition, DIM enables us to effectively classify shipments and determine pricing in accordance with recent changes to the NMFTA freight classification system, which moves over 2,000 items to full-scale density-based classification.
Beyond customer-facing and commercial tools, FedEx Freight employs a range of technologies to optimize its internal operations:
•
Route Optimization: Utilizing sophisticated algorithms to plan the most efficient routes for trucks, minimizing fuel consumption and transit times.

•
Load Planning: Optimizing how freight is loaded onto trailers to maximize space utilization and minimize the risk of damage.

•
Electronic Logging Devices: Effectively promoting compliance with regulations regarding driver hours of service and improving safety.

•
RFID Tracking: Allowing for real-time analytics and improved network visibility, driving efficiencies, and creating additional transparency to customers.

FedEx Freight also utilizes data analytics and AI to improve decision-making:
•
Demand Forecasting: Predicting future demand to optimize resource allocation and capacity planning.

•
Risk Management: Identifying and mitigating potential risks to the supply chain, such as weather delays or traffic congestion.

The ongoing investment in and integration of technology allows FedEx Freight to reduce costs, enable smarter operations and drive better customer outcomes. The ability to provide real-time visibility, streamline processes, and optimize operations is crucial for meeting the evolving needs of our customers.

Robust Commercial Value Proposition Creates Deep and Diverse Customer Relationships
FedEx Freight has established a comprehensive service portfolio designed to provide customers with flexibility to optimize their supply chains and margins based on their specific time and budget constraints. This is achieved through a dual-service model and set of differentiated offerings that address an array of customer needs:
Core Products
•
FedEx Freight Priority: A premium, time-sensitive service offering the fastest published transit times in the industry (typically one to three days). Priority enables customers to meet urgent delivery requirements while maintaining end-to-end shipment visibility and reliability. The service also provides insulation against challenging market backdrops, allowing customers to “trade down” to Economy rather than “trade out” to another provider.

•
FedEx Freight Economy: A cost-effective solution for less time-sensitive freight (typically three to six days). Economy allows shippers to strategically allocate resources and select service levels aligned with operational and financial objectives.

Differentiated Offerings
•
Volume Services: Offers discounted rates for qualifying non-urgent shipments based on network capacity, enabling FedEx Freight to capture overflow demand from sectors prioritizing cost efficiency over speed, such as bulk retail and industrial components. The program fills otherwise empty capacity, adding volume and weight to the network.

•
Custom Critical Services: Addresses the needs of customers with highly time-sensitive or high-value shipments. These shipments are delivered via “straight through” routing, with no intermediate stops, ensuring maximum speed and security. Because of the urgent nature of these shipments, customers are often less price-sensitive and more willing to pay a premium for guaranteed delivery times and specialized handling.

•
Digital Capabilities: Ongoing investments in technologies like real-time tracking, automated routing, and advanced data analytics improve efficiency, enhance visibility, and provide customers with superior shipping experience (e.g., advanced track-and-trace technologies to provide real-time updates on shipment status, allowing customers to proactively manage their supply chains and address potential disruptions).

•
Pricing and Contracting: Long-term customer relationships provide revenue stability with contracts that often include mechanisms for fuel and surcharge adjustments to counter cost increases. FedEx Freight’s dimension-based “space and pace” pricing model simplifies freight classification, improves pricing accuracy, and reduces post-shipment disputes, contributing to higher customer retention.

FedEx Freight’s network is particularly well positioned to capitalize on the proliferation of heavy, irregularly shaped shipments, which require specialized handling and guaranteed transit times. Our consistent, digitally enabled service across a comprehensive national network distinguishes us from carriers primarily focused on cost leadership or specific regional markets.
FedEx Freight is a long-term, critical supply chain partner to a diverse blue-chip customer base including large, market-leading national players in addition to regional companies and/or SMBs. A large number of our customers operate in sectors that we believe are poised for long-term structural growth, such as e-commerce, advanced manufacturing, and healthcare logistics. We possess extensive expertise and understanding of our customers’ end-markets, allowing us to tailor services to their specific needs and provide a comprehensive customized solution.
FedEx Freight’s large, diverse, and loyal customer base has enabled the Company to sustain profitability even during economic downturns and cyclical fluctuations in demand. By focusing on value-added services and building strong customer relationships, we believe that FedEx Freight has created a resilient business model that supports its leading market position.

FedEx Freight’s commitment to service excellence is also reinforced by its ISO 9001 certification, making it one of the first LTL carriers to achieve this quality management standard. This certification validates the Company’s operational discipline and customer-focused approach, which has been instrumental in maintaining its leadership position in the competitive LTL market.
Strong Financial Profile with Stable Margins and Significant Cash Flow Generation
FedEx Freight’s operations yield stable margins and substantial cash flow, driven by its established market position, substantial contracted volumes, efficient cost structure and operations, and extensive customer base.
FedEx Freight has preserved its strong margins by reducing its fixed cost base and moving to a more variable cost structure to adapt to more dynamic and evolving demand environments. Select initiatives the Company has undertaken to optimize its cost structure include reduced fixed payroll, increased merit pay, and optimized healthcare costs. Additionally, FedEx Freight’s terminal rationalization efforts over the last three fiscal years closed 37 terminals in less dense markets, which was offset by door expansions in high-growth markets that resulted in a net reduction of approximately 300 doors across the network. This has reduced linehaul costs with no service impact. Selective investments further enhance cost-effectiveness and technology-enabled efficiencies.
Strong cash generation has been driven by disciplined capital deployment, efficient working capital management, and focus on profitable growth. Moreover, a strong balance sheet and capital allocation policy support FedEx Freight’s commitment to an investment-grade credit rating and allows it to reinvest in organic growth opportunities, fund strategic initiatives, and provide overall financial flexibility with respect to prevailing capital allocation priorities.
We base decisions on capital investment and service additions or enhancements upon achieving the highest overall long-term return on invested capital for our business as a whole. We focus on making appropriate investments in the technology and assets necessary to optimize our long-term earnings performance and cash flow.
FedEx Freight focuses on deploying capital to achieve a high ROIC through several key initiatives. Fleet refurbishment programs extend the lifespan and improve the efficiency of existing assets, reduce maintenance costs, and enhance service reliability. Strategic network expansion, including investments in new facilities and equipment, increases capacity and improves service coverage in key markets. Investments in network planning technology enable better optimization of routes, schedules, and resource allocation, leading to improved operational efficiency and reduced costs. FedEx Freight prioritizes its commitment to financial discipline and long-term value creation for its stockholders.
Strong Management Team and Organizational Structure with Deep Bench of Sales, Operating, and Industry Experience
Our leadership team has decades of experience leading the FedEx Freight Business. John A. Smith, with more than 30 years of transportation and operating experience and enterprise-level leadership, will serve as our President and Chief Executive Officer following the Spin-Off. Smith has a track-record of improving margins at FedEx Freight, with the business experiencing 860 basis points of operating margin expansion since he began his initial stint as Chief Executive Officer of FedEx Freight in August 2018. He currently leads all U.S. and Canadian surface operations for FedEx’s parcel and LTL freight services and serves on FedEx’s Executive Committee, which sets the strategic direction for FedEx’s full enterprise. He will step down from his roles at FedEx in connection with his appointment as President and Chief Executive Officer of FedEx Freight.
Mr. Smith is supported by a deep bench of FedEx, FedEx Freight, and external talent focused on executing against the Company’s operational strategy to deliver long-term results. Clint McCoy, a veteran with nearly three decades at FedEx, has been appointed to be our Chief Operating Officer. His experience spans various roles, including operations supervisor and senior vice president of operations support and engineering. Mike Lyons, who has worked at FedEx Freight since 2007, will serve as our Chief Specialized Services and Commercial Officer. Eddie Klank, most recently Corporate Vice President overseeing corporate governance, securities, compliance, sustainability, risk management, mergers and acquisitions, and tax law at FedEx, will serve as our Chief Human Resources and Legal Officer. He has nearly three decades of experience at FedEx. Michael Rodgers has been named to be our Chief Technology Officer. He previously held a similar role at Pilot Company and leadership positions at Saks Fifth Avenue and J. C. Penney Company, Inc. Marshall Witt, who previously held progressive financial and operational roles during his 15-year tenure at FedEx, will serve as our Chief Financial Officer. Most recently he gained significant capital allocation, mergers and acquisitions, and spin-off experience serving for 12 years as Chief Financial Officer of TD SYNNEX, where he oversaw its spin-off of Concentrix in 2020. Finally, Tom Connolly, with over 30 years of industry experience, has been appointed to be our Vice President of LTL Sales and is leading the expansion of FedEx Freight’s dedicated salesforce.
Investment in Deep Industry Experience and Internal Workforce Development to Deliver Operational Excellence and Service Reliability
The Company’s approach to managing the front-line workforce is a key differentiator. Many FedEx Freight drivers begin their careers working within terminals (“on the dock”) and are trained as drivers through an internal commercial driver’s license training program. We believe this approach fosters loyalty, and we have maintained a driver turnover rate average of approximately 10% over the last three fiscal years. Further, these drivers are also cross-trained to support dock operations, enabling dynamic staffing that enhances flexibility and utilization. This approach drives leading efficiency, reduced idle time, and on-time shipments, reinforcing a culture centered on speed, service, and reliability.
Growth and Optimization Strategy
FedEx Freight’s strategy builds on its expansive scale, diversified and premium service capabilities, and tech-enabled platform to further differentiate its service offerings, drive profitable growth, and expand margins in a market increasingly shaped by service reliability and digital transparency. We aim to grow our business by pursuing the following strategies.
Build on Extensive Network to Further Enhance Superior Service, Speed, and Coverage
FedEx Freight continually assesses our linehaul network for both capacity constraints present and projected based on forecasted growth and customer demands. We are further focused on increasing network efficiency and expanding into key geographies that we believe offer strong market opportunities and attractive growth prospects.
We also aim to utilize our existing network to grow our differentiated specialized FedEx Freight Direct service offering for large and bulky items. We view this as an attractive opportunity with significant growth potential and a strong margin profile. We plan to expand this service organically by leveraging existing customer relationships to cross-sell these services and also expand our dedicated commercial team to win business with new customers.
FedEx Freight is deploying a dedicated LTL salesforce focused on strengthening customer relationships, identifying new opportunities, and driving retention. This team is focused on selling across the full portfolio, including niche services, and is strategically concentrated in high-growth verticals and end markets. This targeted approach enables more tailored engagement and positions FedEx Freight to better serve specialized customer needs.
Execute on and Launch Multi-Faceted Commercial Initiatives
FedEx Freight is executing on multi-faceted commercial initiatives to elevate its value proposition, strengthen go-to-market effectiveness, and enhance and simplify the customer experience. These initiatives aim to improve customer satisfaction and drive revenue growth. They include:
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Customer Experience Enhancements: Streamlining online tools, improving customer support channels, reducing cargo claims, and offering more flexible service options;

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Value Proposition Development: Focusing on providing reliable, efficient, and cost-effective LTL solutions tailored to specific customer needs; and

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Dedicated Salesforce: Refining go-to-market strategy, optimizing sales strategies, selectively expanding market reach with a focus on revenue quality, and strengthening relationships with key customers.

In addition to pursuing growth across the full customer base, we have been focused on incremental growth from several verticals and end markets such as: SMBs (which are often highly profitable); grocery; and healthcare. FedEx Freight remains focused on these high-growth verticals as they generally exhibit limited cyclicality, which helps reduce volatility. Toward the goal of providing the best possible service to these end-markets, FedEx Freight has undertaken numerous commercial initiatives, including:
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Scaling Field Sales for SMB Growth: FedEx Freight is investing in a dedicated field salesforce aligned to service centers to deliver personalized and tailored support to SMB customers. This structure strengthens the connection between SMBs and their nearby service hubs, enabling more responsive and customized service;

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Grocery Channel Expansion: The salesforce is focused on cultivating relationships within the grocery sector to secure preferred carrier status, a relationship between a shipper and carrier where the carrier is granted preferential treatment due to consistent and high-quality service and a prerequisite for meaningful growth in this market; and

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Healthcare Product Solutions: We are leveraging FedEx Custom Critical to lean more heavily into solutions tailored for healthcare customers and continuing to build out a portfolio of tailored service offerings for the industry.

Finally, FedEx Freight has prioritized various pricing initiatives, capitalizing on the rational LTL pricing environment and unique opportunity it presents with strategic efforts including:
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Refining Costing Accuracy: Ongoing improvements in activity-based costing methods to ensure costing algorithms accurately reflect the efficiencies gained on heavier, denser handling units;

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Strategic Pricing Incentives: Focused pricing strategies to incentivize customers to ship heavier, denser shipments, increasing revenue per shipment by effectively utilizing trailer space; and

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Targeted Marketing Campaigns: Launched focused internal and external campaigns around key products such as Retail Flex and Volume Services to strengthen market positioning and deepen engagement across end markets.

Build Superior LTL-Specialist Salesforce and Operators to Drive Commercial Initiatives
FedEx Freight has been rapidly scaling a dedicated LTL sales organization, attracting top industry talent that is excited about the future of FedEx Freight and focused on providing a leading customer value proposition supported through a superior delivery experience and data-driven, personalized service. We have announced a target to fill 470 incremental LTL sales positions, and as of November 30, 2025, we have hired over 400 people to fill these roles. We intend to fill all positions before the Spin-Off is completed, aligning incentives through our LTL-specific performance incentives to accelerate high-margin growth.
FedEx Freight has also consistently demonstrated a strong commitment to employee retention. FedEx Freight emphasizes a culture of promotion from within, which provides employees with clear career paths and opportunities for advancement, fostering a sense of loyalty and long-term commitment. FedEx Freight also offers extensive training programs and leadership development initiatives that enable employees to advance within the organization. Job-specific learning opportunities include our Driver Development program, which provides hands-on experience for team members to become professional tractor-trailer drivers, and over 300 drivers were employed from this program in fiscal year 2025.
Furthermore, FedEx Freight provides competitive compensation and benefits packages. These packages often include health insurance and retirement plans. A robust benefits package can significantly improve employee satisfaction and reduce turnover. In addition to financial incentives, FedEx Freight recognizes and rewards employees for their contributions. This recognition can take many forms, including performance-based bonuses, awards, and public acknowledgment of achievements, motivating them to continue performing at a high level.

Finally, FedEx Freight invests in creating a positive and supportive work environment. This includes promoting open communication, encouraging teamwork, and providing employees with the resources they need to succeed. The Company also prioritizes employee safety and well-being, implementing comprehensive safety programs and providing access to wellness resources. A safe and supportive work environment fosters a sense of community and belonging, which can significantly improve employee retention. We believe these combined efforts demonstrate FedEx Freight’s commitment to its employees and contribute to its leading position in employee retention within the freight industry.
Employee retention at FedEx Freight is a significant cost-saving measure and a driver of service excellence. Hiring new employees involves recruitment costs (advertising, agency fees, recruiter time), onboarding expenses (orientation, paperwork), and initial training investments. These investments are particularly important in the freight industry, where specialized skills and knowledge are crucial.
Furthermore, new hires often take time to reach the same level of productivity as experienced employees. This lag in productivity can result in decreased efficiency and potentially lower service levels during the initial period. Experienced employees are more familiar with company procedures, safety protocols, and customer expectations, which translates into fewer errors, faster turnaround times, and higher customer satisfaction. Consistently high service levels, driven by experienced and well-trained employees, are a key differentiator in the competitive freight market, attracting and retaining customers who value reliability and efficiency.
Investments in IT and Automation
FedEx Freight is investing in technology and innovative LTL-specific capabilities to enable superior speed-to-market, improve data-driven functionality, and achieve faster payment cycles. These investments enhance operational efficiency and position FedEx Freight well to grow profitability with existing and new accounts. Examples include:
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Modern Application Programing Interfaces: Streamlining operations, enhancing communication, and improving customer experience;

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Account Management Systems: Integrating internal systems, improving customer relationships, and centralizing customer data;

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Advanced Tracking and Visibility Systems: Providing customers with real-time updates on shipments;

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Automated Billing and Payment Systems: Streamlining the payment process, improving the quality of invoices, and reducing administrative costs;

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Data Analytics Platforms: Utilizing data to optimize operations, improve decision-making, and identify new opportunities; and

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Advanced P&D Planning & Dispatch Systems: Driving incremental improvement in routing and stop sequencing to reduce driven miles and increase efficiencies.

Investments in LTL-Focused Capabilities and Optimization Leveraging Scale and Proximity Advantages
The Spin-Off will position FedEx Freight to strategically invest in capabilities specifically tailored for LTL operations. These investments are designed to drive flexibility within the existing network and substantial efficiencies within the dock processes, while also optimizing linehaul and lane selection for a more profitable freight mix. The overarching goal is to enhance the customer experience, improve FedEx Freight’s ability to handle freight with maximum efficiency, minimize operational costs, and improve overall profitability.
Targeted customer experience improvements are centered around real-time visibility to shipment pickups, transit progress, and delivery status. Upgrades and enhancements in modules and capabilities related to pricing and rating allow FedEx Freight to accurately provide customers with accurate freight quotes and timely invoices.
Linehaul optimization at FedEx Freight centers on refining the routes and schedules of trucks moving freight between terminals. This involves utilizing advanced route planning software that considers factors like distance, traffic, weather, and deadlines to identify the most efficient paths. Real-time monitoring and dynamic adjustments are implemented to avoid delays and reduce fuel consumption. Driver performance is enhanced through training in fuel-efficient techniques and incentives for safe, timely deliveries.
Lane optimization at FedEx Freight utilizes data analysis and modeling to identify the most profitable lanes and understand demand patterns. This informs pricing strategies, which are adjusted based on lane demand, competition, and cost factors to maximize revenue and profitability. Capacity management ensures the optimal allocation of trucks and resources to efficiently serve these high-volume lanes. Furthermore, strategic partnerships with other carriers are established to expand reach and enhance service levels in key areas.
Dock optimization at FedEx Freight employs a multifaceted strategy to streamline loading and unloading processes within our terminals. This includes implementing advanced dock management systems with real-time tracking and automated alerts to mitigate congestion, redesigning dock layouts to optimize freight flow and minimize worker travel, and providing comprehensive employee training with standardized operating procedures and continuous improvement initiatives to eliminate inefficiencies.
Technology and Intellectual Property
FedEx Freight is focused on being a world leader in transportation technology. FedEx founder Frederick W. Smith’s vision that “the information about a package is as important as the delivery of the package itself” remains at the core of our comprehensive technology strategy. We strive to build technology solutions that will solve our customers’ business problems with simplicity, convenience, speed, and reliability. Additionally, FedEx Freight operates at the nexus of digital and physical networks, a crucial intersection for the success of LTL deliveries, which helps us differentiate ourselves in terms of service and operational efficiency. We continue to explore innovative alternatives to help customers and businesses manage their supply chains with greater agility, especially with rising global disruptions. During 2024, we advanced an information technology transition from traditional mainframe computing to cloud-based systems, a key step toward greater flexibility, security, speed to market, and resiliency. We aim to further invest in and enhance our technology to make our networks more flexible and responsive, enabling us to adapt our services to meet customer demand.
Digital Customer Platforms
Our integrated platforms streamline shipping workflows for high-volume customers, offering tools for label generation, rate comparisons, and automated tracking that allow seamless integration with enterprise systems (e.g., enterprise resource planning and warehouse management systems) to accelerate bulk shipments and reduce manual data entry. Customizable reporting and notification features further enhance supply chain transparency.
Custom Dock Software
FedEx Freight utilizes proprietary dock software technology to monitor freight movement at terminals, which helps reduce handling errors and improve throughput. Real-time tracking of trailers and pallets at loading docks supports accurate dispatch and minimizes dwell times. Sensor-based solutions, such as Bluetooth-enabled devices, provide granular visibility into shipment conditions (e.g., temperature, shock) for sensitive cargo shipped by FedEx Custom Critical. The next phase is further automation using technologies such as RFID.
Trademarks and Other Intellectual Property
Generally, our products and services are marketed under trademarks that are owned by Federal Express. Federal Express owns numerous trademarks and other intellectual property rights relating to the “FedEx” name and brand, including FedEx and FedEx Freight. Federal Express licenses the use of certain trademarks to support its business and takes active measures to enforce its intellectual property rights where appropriate. The FedEx and FedEx Freight trademarks are important to our business. We intend to enter into the Intellectual Property Cross-License Agreement with FedEx, Federal Express, and FedEx Dataworks and the Trademark License Agreement with Federal Express prior to or substantially concurrently with the Spin-Off. These agreements will set forth the key provisions relating to licensing of intellectual property rights, including a license for our use of the “FedEx Freight” name and mark. See “Certain Relationships and Related Person Transactions — Agreements with FedEx — Agreements Governing Intellectual Property.”
Ongoing Investment in Technology
Investments in technology centered on improving the customer experience to modernize existing infrastructure — focused on cloud computing, advanced API management, and microservice architecture — will facilitate continual modernization of all customer-facing platforms. For example, end-to-end salesforce integration, standardization, and re-use, in addition to other digital capabilities, will facilitate best-in-class customer service.
Network and linehaul planning improvement will drive improvements in automated and optimized resource matching while integrating advanced modeling of transit data and facility-level constraints to reduce fuel consumption, minimize delays, and cut down on empty miles. This underscores FedEx Freight’s commitment to improving freight flow, reducing operational waste, and supporting a more flexible and profitable network model.
Customer and End-Markets
FedEx Freight provides services to approximately 140,000 active customers across a broad range of sizes, end-markets, and geographies. The Company conducts business with companies spanning verticals such as Industrials; Capital Goods; Transportation and Logistics; Energy, Chemicals, Utilities, and Manufacturing; Services; Healthcare; Technology; Automotive; and Aerospace. Because of its diverse customer base, FedEx Freight has generally been able to offset customer concentration risk. In fiscal year 2025, our top 5 and top 25 customers accounted for just 7% and 16% of our revenue, respectively. Our largest customer accounts for approximately 3% of our revenue. FedEx Freight’s cross-border capabilities in Canada and Mexico, along with partnerships for less-than-container load shipments in Europe and Asia, support seamless international logistics. The Company’s flexible service model allows it to meet a wide range of customer needs with precision and reliability.
FedEx Freight’s customer base is generally concentrated in higher growth, less-cyclical end-markets that tend to be less volatile than the full-truckload and broader freight segments. Many of the industries served by FedEx Freight, such as healthcare and e-commerce, require consistent, high-quality service and benefit from the Company’s advanced information systems, industry-leading transit times, and integrated FedEx network. We believe that our focus on critical, resilient, and growing markets, combined with a reputation for reliability and innovation, positions FedEx Freight to deliver value to customers with demanding supply chain requirements. Additionally, we believe that FedEx Freight’s relationship with its customers through a growing dedicated LTL salesforce allows FedEx Freight to truly understand their challenges to provide tailored and effective solutions.
Competition
Despite some strategic combinations in our industry in recent years, shippers continue to have a wide range of options for their LTL freight. We believe that quality of service, speed, price, geographic coverage, technological capabilities, responsiveness, and flexibility are key competitive differentiators.
Our competitors include local, regional, and national LTL carriers, as well as a range of other transportation and logistics providers. Publicly listed national-scale LTL competitors with greater than $3 billion of revenue include XPO Logistics, Inc., Old Dominion Freight Line, Inc., and SAIA, Inc., along with numerous smaller-scale national and regional carriers. In addition, we face competition from truckload carriers, small package carriers, private fleets, final mile and expedited delivery providers, railroads, air freight carriers, third-party logistics providers, and emerging digital freight platforms. Some of these competitors have larger customer bases, greater resources, or longer operating histories in certain markets. See “Risk Factors — Risks Relating to Industry Dynamics — We operate in a rapidly evolving and highly competitive industry, and customers may shift to other service providers or modes of transportation, or otherwise decrease their use of our services, for a variety of reasons. Potential downward pricing pressures and other competitive factors, along with a decrease in our customers’ use of our services, could materially and adversely affect our business, results of operations, cash flows, and financial condition.”
Due to the competitive nature of our industry, we place strong emphasis on strengthening existing customer relationships and forging new ones. We believe that our extensive national network, integrated FedEx service offerings, advanced technology solutions, and commitment to operational excellence differentiate us in the marketplace.
The overall health of the freight transportation industry is influenced by broader economic trends as well as evolving customer and consumer expectations. We believe FedEx Freight is well positioned to benefit from key industry trends, including the continued growth of e-commerce, increased demand for reliable outsourcing partners, and the rapid adoption of digital solutions by shippers and carriers. We believe that our ongoing investments in technology, network capacity, and service innovation will enable us to meet the changing needs of our customers and compete effectively in a dynamic industry environment.
Properties
FedEx Freight’s corporate headquarters are located in Memphis, Tennessee, with some administrative offices in Harrison, Arkansas. As of November 30, 2025, FedEx Freight operated nearly 30,000 motorized vehicles and approximately 355 service centers, which are strategically located to provide service throughout North America. These facilities range in size from approximately 2,000 to 280,000 square feet of office and dock space.
Top 20 FedEx Freight Terminals by Number of Doors as of November 30, 2025
Leased or Owned	State	City	Total Doors
Leased	Kansas	Edwardsville	339
Owned	Missouri	St. Charles	289
Leased	Maryland	Hagerstown	284
Owned	Texas	Irving	277
Owned	California	Mira Loma	268
Owned	Illinois	Chicago Heights	262
Leased	California	San Bernardino	259
Leased	Ohio	West Jefferson	256
Owned	Indiana	Indianapolis	252
Leased	Colorado	Henderson	241
Leased	Texas	Houston	241
Owned	Pennsylvania	Middletown	241
Leased	Illinois	Forest View	235
Owned	Ohio	North Jackson	235
Leased	Minnesota	Lakeville	234
Owned	Georgia	Conley	230
Owned	North Carolina	Charlotte	227
Owned	Ohio	Huber Heights	227
Leased	Kentucky	Louisville	223
Owned	Iowa	Des Moines	222
FedEx Freight has focused on optimizing its network footprint while maintaining strong door count and improving lane efficiency. Over the past three fiscal years, we have managed door capacity to enable us to flex with demand while preserving service quality. As of November 30, 2025, we remain an LTL industry leader with over 26,000 doors across our network. This design allows the company to operate at high capacity while maintaining the flexibility to accommodate new business, ensuring consistent service quality even as customer needs evolve, contributing to a nearly 1.5% improvement in on-time performance since fiscal year 2023, and sustaining current service levels near 98% on-time delivery.
Seasonality
Our business is cyclical in nature, as seasonal fluctuations affect volumes, revenues, and earnings. Historically, spring and fall are the busier periods, and the latter part of December through February are the slower periods. Shipment levels, operating costs, and earnings can also be affected by inclement weather, particularly the impact of severe weather in the first quarter of the calendar year.
Human Resources
At FedEx Freight, our people are at the heart of our success and are the foundation of our strong reputation. As of November 30, 2025, we had approximately 39,000 employees, and our exceptional network shapes our identity, reputation, and the type of business we strive to be. Ultimately, our success depends on the talent, dedication, and well-being of our people — our greatest asset. As we continue to grow, we remain dedicated to continuously recruiting, retaining, nurturing, and providing unwavering support to our team members and making FedEx Freight an inclusive and growth-focused workplace. We also conduct periodic audits of our labor practices to assess compliance with regulatory requirements. Upon completion of the Spin-Off, we will establish the Risk Oversight Committee of our Board of Directors, which will review and discuss with management our key human resource management strategies and programs. See “Management — Directors — Committees of the Board — Risk Oversight Committee.”
Corporate Responsibility
FedEx Freight plays an important role in the economy by facilitating the flow of goods through the industry’s most expansive network of service centers and advanced information systems. FedEx Freight offers a variety of services to meet the needs of LTL customers across North America, from small businesses to large enterprises.
At FedEx Freight, we understand that integrating corporate responsibility principles into our company’s strategic focus is essential to mitigating business risks, enhancing long-term financial performance, and delivering positive value for our business, customers, team members, and stockholders. These principles are woven into every component of the FedEx Freight culture — from efficient resource management to connected support for all our team members, to the highest standards of business conduct.
Given the expansive nature of our operations, we recognize the potential for increased exposure to extreme weather and climate-related events. In response, we have cultivated a robust and adaptable network designed to minimize operational disruptions, uphold customer trust, and fortify business resilience for ourselves and our clients.
Leveraging extensive expertise in proactively navigating complex situations, such as severe weather events, we have integrated evaluation of climate-related physical and transition risk into our enterprise risk management process, which identifies and reports top enterprise risks in the short-, medium-, and long-term through industry research, surveys, and workshops with business leaders. Based on the risks identified, specific contingency plans and strategies are formulated to minimize potential adverse effects on our business.
As we transition into an independent entity, we will define sustainability goals tailored to our unique North American operational footprint. These goals will reflect our specific regulatory environment and align with our strategic priorities as a U.S.-based freight operator. As a standalone public company, FedEx Freight will publish a corporate responsibility report.
Fleet Efficiency
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FedEx Freight relies heavily on fuel for our day-to-day operations. In fiscal year 2025, we used approximately 126 million gallons of fuel to power our fleet throughout the year.

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To reduce our environmental impact, we adopted fuel-saving measures within our fleet, including fleet replacement and adherence to strict tailpipe emissions standards across jurisdictions, in alignment with EPA and California regulations. FedEx Freight is a leader in intermodal transportation utilization, which generally has a significantly lower emissions impact compared to traffic over the road.
Efficiency is central to the FedEx Freight business model and the foundation of our sustainability efforts today. Our core strength lies in reducing empty miles and optimizing routes — actions that directly lower fuel consumption and greenhouse gas emissions. By maximizing trailer utilization and continuously refining our network, we improve both environmental impact and operational performance. While the technologies and infrastructure needed to shift heavy goods vehicles are still developing, we are dedicated to piloting alternative fuels and solutions that can help achieve more immediate reductions in emissions.
Legal Proceedings
FedEx Freight is subject to legal proceedings that arise in the ordinary course of business, including certain lawsuits containing various class-action allegations of wage-and-hour violations in which plaintiffs claim, among other things, that they were forced to work “off the clock,” were not paid overtime, or were not provided work breaks or other benefits — such as state-required paid sick time, as well as other lawsuits containing allegations that FedEx Freight is responsible for third-party losses related to vehicle accidents that could exceed insurance coverage we may have for such losses. We are not currently party to any legal proceedings that we believe, if determined adversely to us, would have a material adverse effect on our business, financial condition, or results of operations.
Regulation
Transport
Our operations in interstate commerce are primarily regulated by the DOT and the FMCSA, which retain limited oversight authority over motor carriers. Federal legislation preempts regulation by the states of rates, routes, and services in interstate freight transportation. Like other interstate motor carriers, our operations are subject to certain DOT safety requirements governing interstate operations. In addition, federal and state regulatory bodies have broad powers relating to vehicle weight and dimensions, authorized motor carrier operations, motor carrier registration, driver hours of service, safety and fitness of transportation equipment and drivers, port security, and transportation of hazardous materials and other types of shipments. For example, the FMCSA imposes stringent rules regarding driver hours of service, limiting our truck drivers’ duty to no more than 60 hours in any seven consecutive day period and 70 hours in any eight consecutive day period, limiting their total driving time to no more than 11 hours within 14 consecutive hours after being off duty for at least 10 consecutive hours, and requiring a 30-minute break after driving no more than 8 hours. We employ electronic logging to keep track of our drivers’ driving time to ensure safety and adherence to these rules. In addition, certain shipments may subject us to compliance with cargo-security and transportation regulations issued by the TSA and CBP. See “Risk Factors — Risks Relating to Government Regulations and Legal, Tax, and Accounting Matters — The regulatory environment with respect to transportation could materially and adversely affect our business, results of operations, cash flows, and financial condition.”
International
We operate in the United States, Canada, and Mexico. We offer service to, from, and within Puerto Rico and to the U.S. Virgin Islands via alliances. The DOT regulates international routes and practices. The right of a U.S. carrier to serve foreign points is subject to the DOT’s approval and generally requires a bilateral agreement between the United States and the foreign government. In addition, the carrier must then be granted the permission of such foreign government to provide specific services.
Our customs clearance activities are subject to regulation by CBP and other partner government agencies, like the Food and Drug Administration, that regulate the importation and exportation of specific products. Our operations outside the United States are subject to similar regulation by the regulatory authorities of the applicable foreign jurisdictions, such as the Canada Border Services Agency.
Environmental
We are subject to various federal, state, local, and international environmental laws and regulations that focus on, among other things: the disposal, emission, and discharge of hazardous waste, hazardous materials or substances, or other materials into the environment or their storage or presence at or affecting our properties or in our vehicles; fuel storage tanks; transportation of certain materials; and activities that may adversely impact storm water discharge.
Views about climate change, including the effect of global warming, has led to significant U.S. and international legislative and regulatory efforts to limit GHG emissions, including our vehicle engine emissions. Increasingly, state and local governments are also considering GHG regulatory requirements related to energy usage in facilities and for vehicles and other equipment, including zero-emission forklift regulations, which received final approval in the state of California in September 2024 and will limit sales and require phase out of in-use, non-zero-emission (propane) forklifts over time. Compliance with GHG regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change.
The CAA grants the EPA and, through the preemption waiver process, the state of California the authority to set vehicle emission standards. In October 2023, CARB’s ACF rule requiring subject companies to add an increasing percentage of medium- and heavy-duty zero-emission trucks became effective. CARB formally sought a waiver for the rule from the U.S. EPA pursuant to Section 209(b) of the CAA in November 2023. CARB subsequently withdrew the rule from U.S. EPA waiver consideration and agreed to repeal it as part of a settlement agreement with a coalition of 17 states that challenged the rule. In June 2025 the U.S. president signed a congressional resolution preventing California from implementing its Advanced Clean Trucks rule and its stricter emissions standards for heavy-duty vehicles. In response, California filed a lawsuit challenging the president’s authority to prevent implementation of the program and standards. On August 1, 2025, the EPA proposed to rescind the 2009 Endangerment Finding, which provides the regulatory predicate for the EPA to issue GHG emission standards, and accordingly repeal all GHG emission standards for light-duty, medium-duty, and heavy-duty vehicles and engines established under Section 202(a) of the CAA. We will continue to monitor federal and state actions on vehicle emissions regulations for impacts to our operations.
Data Protection and AI
There has recently been heightened regulatory and enforcement focus relating to the collection, use, retention, transfer, and processing of personal data in the United States (at both the state and federal level) and internationally, including the CCPA, the Virginia Consumer Data Protection Act, PIPEDA, and other similar laws that have been or will be enacted by other jurisdictions. In addition, in the United States and internationally, there has been increased legislative and regulatory activity related to AI and the risks and challenges AI poses, including the prior U.S. presidential administration’s executive order to, among other things, establish AI safety and security.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our historical audited consolidated financial statements and corresponding notes, historical unaudited condensed consolidated financial statements and corresponding notes, the unaudited pro forma condensed consolidated financial statements and corresponding notes, and other financial information included elsewhere in this Information Statement. Unless otherwise noted, tables are presented in U.S. dollars in millions. This discussion contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this Information Statement. See “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements.
Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2026, or ended May 31 of the year referenced, and comparisons are to the corresponding period of the prior year. The “Company,” “FedEx Freight,” “we,” “us,” and “our” refer to FedEx Freight Holding Company, Inc. and its direct and indirect subsidiaries after giving effect to the Spin-Off or, when referencing the time period prior to the Spin-Off, FedEx Freight, Inc.
Description of Business
FedEx Freight is a leading North American provider of LTL freight transportation services. We offer a range of services designed to meet the diverse needs of LTL shippers including time-critical transportation needs leveraging our advanced tracking capabilities and a comprehensive network of service centers and hubs that facilitate efficient delivery and pickup. FedEx Freight’s service offerings include priority services when speed is critical and economy services when time can be traded for savings. FedEx Freight is our sole reportable segment.
FedEx Freight was created through several acquisitions by FedEx, including Viking Freight, Inc. in January 1998, American Freightways, Inc. in February 2001, and Watkins Motor Lines in May 2006. In April 2002, American Freightways, Inc. was renamed FedEx Freight East, Inc. and Viking Freight, Inc. was renamed FedEx Freight West, Inc. In May 2006, the Watkins Motor Lines business was renamed FedEx National LTL, Inc. In December 2008, FedEx Freight East, Inc. and FedEx Freight West, Inc. merged and became FedEx Freight, which was wholly owned by FedEx Freight Corporation. In January 2011, FedEx National LTL, Inc. merged into FedEx Freight. On June 1, 2024, FedEx Freight Corporation merged into FedEx Freight, and ownership of FedEx Custom Critical, Inc. (“FedEx Custom Critical”) was transferred from another FedEx subsidiary to FedEx Freight. On September 1, 2024, FedEx Freight Canada Holding Company, Inc., formerly a subsidiary of FedEx Freight Corporation, merged into FedEx Freight and its subsidiary, FedEx Freight Canada Corp. (“FedEx Freight Canada”), became a subsidiary of FedEx Freight.
FedEx Custom Critical and FedEx Freight Canada’s results have been included retrospectively for all periods presented since the contribution was a transaction under common control. See “Consolidated Results” below and “Our Business” for additional information.
The key indicators necessary to understand our operating results include:
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the overall customer demand for our various services based on macroeconomic factors and the North American and global economies;

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the volumes of transportation services provided through our network, primarily measured by our average daily shipments and shipment weight and size;

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the mix of services purchased by our customers;

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the prices we obtain for our services, primarily measured by yield (revenue per shipment or hundredweight);

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our ability to manage our cost structure (capital expenditures and operating expenses) to match shifting volume levels; and

•
the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges.

In analyzing the components of our revenue, we monitor changes and trends in our LTL volumes and LTL revenue per hundredweight. While LTL revenue per hundredweight is a yield measurement, it is also a commonly used indicator for general pricing trends in the LTL industry. This yield metric is not a true measure of price, however, as it can be influenced by many other factors, such as changes in fuel surcharges and weight per shipment. As a result, changes in revenue per hundredweight do not necessarily indicate actual changes in underlying base rates. LTL revenue per hundredweight and the key factors that can impact this metric are described in more detail below:
•
Revenue Per Hundredweight — Our LTL transportation services are generally priced based on weight, commodity, and distance. This measurement reflects the application of our pricing policies to the services we provide, which are influenced by competitive market conditions and our growth objectives. Generally, freight is rated by a class system, which is established by the NMFTA. Light, bulky freight typically has a higher class and is priced higher than dense, heavy freight. Fuel surcharges, accessorial charges, and revenue adjustments reflected in the “Revenue” line item in the accompanying historical audited consolidated statements of income and the historical unaudited condensed consolidated statements of income are included in this measurement.

•
Weight Per Shipment — Fluctuations in weight per shipment can indicate changes in the mix of freight we receive from our customers, as well as changes in the number of units included in a shipment. Generally, increases in weight per shipment indicate higher demand for our customers’ products and overall increased economic activity. Changes in weight per shipment can also be influenced by shifts between LTL and other modes of transportation, such as truckload and intermodal, in response to capacity, service, and pricing issues. Fluctuations in weight per shipment generally have an inverse effect on our revenue per hundredweight, as a decrease in weight per shipment will typically cause an increase in revenue per hundredweight.

•
Revenue Per Shipment — This measurement is primarily determined by the two metrics listed above and is used in conjunction with the number of LTL shipments we receive to evaluate LTL revenue.

Transition to Stand-Alone Company
In December 2024, FedEx announced its plans to pursue a full separation (through the capital markets) of FedEx Freight, which at the time of the Spin-Off will hold the FedEx Freight Business, creating a new publicly traded company. The transaction, which will be implemented through the Spin-Off of shares of FedEx Freight to FedEx stockholders, is intended to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026. The completion of the Spin-Off is subject to certain conditions, which are described more fully under “The Spin-Off — Conditions to the Spin-Off.” Following the Spin-Off, FedEx and FedEx Freight will become two separate companies with separate management teams and boards of directors.
In January 2025, the FedEx Board approved a change in the fiscal year-end from May 31 to December 31 for FedEx, inclusive of FedEx Freight. The fiscal year change is expected to be effective for the period beginning June 1, 2026.
Relationship with FedEx
As a wholly owned subsidiary of FedEx prior to the Spin-Off, we rely on FedEx to manage certain of our operations and provide certain services, the costs of which are either allocated or directly billed to us. Historical costs for such services may not necessarily reflect the actual expenses we would have incurred, or will incur, as an independent company. In connection with the Spin-Off, we intend to enter into the Separation and Distribution Agreement and certain other agreements with FedEx, including the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreement, the Trademark License Agreement, the Commercial Agreements, and the Stockholder and Registration Rights Agreement, as described in “Certain Relationships and Related Person Transactions — Agreements with FedEx,” which will provide a framework for our relationship with FedEx after the separation. We generally expect to be able to utilize certain FedEx services for a transitional period following the Spin-Off, but generally not longer than 24 months after the Spin-Off before we replace these services over time with services supplied either internally or by third parties. The expenses for the services we will receive from FedEx initially and then internally or from third parties may vary from the historical costs directly billed and allocated to us for the same services. Addressing the needs that arise from becoming a stand-alone company will require significant resources, including time and attention from our senior management and others throughout the Company. We will continue to monitor potential separation dis-synergies, and we anticipate incurring certain one-time costs associated with creating our own capabilities.
Stand-Alone Company Expenses
As a result of the Spin-Off, we will become subject to federal and state securities law and stock exchange requirements. We will have to establish additional procedures and practices as a stand-alone public company. As a result, subsequent to the separation, we will incur additional expenditures consisting primarily of employee-related costs, costs to establish certain stand-alone functions and information technology systems, and other transaction-related costs. Additionally, we will incur incremental costs that arise from becoming a stand-alone public company, including costs related to external reporting, internal audit, treasury, investor relations, board of directors and officers, and stock administration, as well as costs from expanding the services of existing functions, such as information technology, finance, human resources, legal, tax, facilities, branding, security, government relations, community outreach, and insurance. In line with our long-term cost strategy, we will continue to look for operational cost improvement opportunities as a stand-alone company by utilizing our lean culture and innovative technologies to drive lower costs and increased productivity levels across our business and corporate functions.
Results of Operations and Outlook
Many of our operating expenses are directly affected by revenue and volume levels, and we expect these operating expenses to fluctuate on a year-over-year basis consistent with changes in revenue and volumes. Therefore, the discussion of operating expense below focuses on the key drivers and trends affecting expenses other than those factors strictly related to changes in revenue and volumes. The line item “Other operating expenses” includes shared services and general corporate costs, finance charges for factored trade receivables, self-insurance claims, and costs associated with outside service contracts (such as information technology services, facility services, temporary labor, and security).
Seasonality
Our business is cyclical in nature, as seasonal fluctuations affect volumes, revenue, and earnings. The spring and fall are the busiest periods and the latter part of December through February is the slowest period. Shipment levels, operating costs, and earnings can also be adversely affected by inclement weather, particularly the impact of severe winter weather in our third fiscal quarter (December through February). See “Risk Factors — Risks Relating to Environment, Climate, Weather, and Disasters — We may be affected by harsh weather conditions and other disasters (including terrorist activities), and our inability to quickly and effectively restore operations following adverse weather or a localized disaster or disturbance in a key geography could materially and adversely affect our business, results of operations, cash flows, and financial condition” for more information.
Trends Affecting our Business
The following trends significantly affect the indicators discussed above, as well as our business and operating results. See the risk factors identified under “Risk Factors” for more information.
The FedEx Board oversees and monitors the risks related to FedEx Freight prior to the Spin-Off. Our Board will assume oversight of these risks after completion of the Spin-Off and, with management, and through our Risk Oversight Committee, will continue to assess whether developments related to these risks have had, or are reasonably likely to have, a material impact on the Company.

Macroeconomic Conditions
While our operations are limited to the United States, Canada, and Mexico, we are indirectly impacted by, and particularly vulnerable to, broader macroeconomic activity. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods and the rate of global trade growth. The decline in U.S. imports of consumer goods that started in late 2022, along with slowed global industrial production, has contributed to continued weakened business conditions for the transportation industry. Consequently, this environment has led to lower shipments, negatively affecting our results in the second quarter and first half of 2026, 2025 and 2024. In the latter half of 2025, the U.S. government began the process of significantly increasing the rates and broadening the scope of tariffs imposed on goods imported into the United States (including certain goods from Canada and Mexico). In response, several foreign governments (including Canada and Mexico) imposed new tariffs on certain goods imported from the United States, and additional retaliatory measures are possible in the remainder of 2026. These or additional changes in U.S. or international trade policy could lead to further weakened business conditions for the transportation industry. Macroeconomic conditions currently affecting the freight and transportation industry also include elevated interest rates, supply chain disruptions, a cooling labor market, extreme weather events and long-term climate shifts, and persistent geopolitical uncertainties.
Inflation and Interest Rates
During the second quarter and first half of 2026, global inflation slowed year-over-year but continued to be elevated. Additionally, global interest rates remained relatively steady in an effort to curb inflation. We are experiencing pressure on demand for our transportation services, as elevated inflation and interest rates continue to negatively affect consumer and business spending. We expect inflation and elevated interest rates to continue to negatively affect our results of operations for the remainder of 2026. The changes in trade policy discussed above under “Macroeconomic Conditions” could also exacerbate global inflation.
During 2025, global inflation decelerated year-over-year but continued to be above historical levels. Additionally, global interest rates remained elevated in an effort to curb inflation. We experienced a decline in demand for our transportation services as inflation and high interest rates negatively affected consumer and business spending.
Fuel
We must purchase large quantities of fuel to operate our vehicles, and the price and availability of fuel is beyond our control and can be highly volatile. The timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our fuel surcharges can significantly affect our operating results either positively or negatively in the short-term. During the second quarter of 2026, higher fuel prices positively affected yields due to increased fuel surcharges. During the first half of 2026, fuel prices were relatively flat and did not significantly affect yields. Lower fuel prices negatively affected yields through lower fuel surcharges and reduced fuel expense during 2025.
Summary of Results
Three- and Six-Month Periods Ended November 30, 2025 and 2024
The following table compares summary operating results (dollars in millions, except per share amounts):
	Three Months Ended November 30,		Percent Change		Six Months Ended November 30,		Percent Change
	2025	2024			2025	2024
Revenue	$2,139	$2,177	(2)		$4,396	$4,506	(2)
Operating income	66	289	(77)		398	707	(44)
Operating margin	3.1%	13.3%	(1,020	) bp	9.1%	15.7%	(660	) bp
Net income	$120	$294	(59)		$446	$689	(35)
Diluted earnings per share	4,800	11,760	(59)		17,840	27,560	(35)

Overview
Operating income for the second quarter and first half of 2026 was negatively affected by excess capacity in the LTL industry, increased wage rates and variable incentive compensation, and higher costs related to the Spin-Off.
We incurred costs related to the Spin-Off of $152 million in the second quarter and $161 million in the first half of 2026. These costs consist of legal, consulting and advisory fees included in the “Separation and other costs” line item in the accompanying historical unaudited condensed consolidated statements of income. All separation costs in 2025 were recognized by FedEx and therefore, we did not incur any Spin-Off costs in the first half of 2025.
The following tables compare revenue, operating expenses, operating income (dollars in millions), operating margin, selected statistics, and operating expenses as a percent of revenue:
	Three Months Ended November 30,		Percent Change		Six Months Ended November 30,		Percent Change
	2025	2024			2025	2024
Revenue	$2,139	$2,177	(2)		$4,396	$4,506	(2)
Operating expenses:
Salaries and employee benefits	1,070	1,051	2		2,136	2,105	1
Purchased transportation	197	197	—		398	400	(1)
Rentals	78	74	5		154	147	5
Depreciation and amortization	126	125	1		251	250	—
Fuel	110	111	(1)		223	232	(4)
Maintenance and repairs	96	95	1		185	185	—
Separation and other costs	152	—	NM		161	—	NM
Other	244	235	4		490	480	2
Total operating expenses	2,073	1,888	10		3,998	3,799	5
Operating income	$66	$289	(77)		$398	$707	(44)
Operating margin	3.1%	13.3%	(1,020	) bp	9.1%	15.7%	(660	) bp
Operating days	62	62			126	126
Average daily shipments (in thousands):
Priority	60.1	62.5	(4)		61.1	62.7	(3)
Economy	27.3	28.5	(4)		27.6	28.8	(4)
Total average daily shipments	87.4	91.0	(4)		88.7	91.5	(3)
Weight per shipment (pounds):
Priority	930	935	(1)		931	946	(2)
Economy	910	865	5		908	866	5
Composite weight per shipment	924	913	1		924	921	—
Revenue per shipment (dollars):
Priority	$361.25	$352.84	2		$360.37	$358.51	1
Economy	408.41	400.00	2		408.23	404.41	1
Composite revenue per shipment	$375.97	$367.60	2		$375.28	$372.96	1
Revenue per hundredweight (dollars):
Priority	$38.85	$37.73	3		$38.69	$37.90	2
Economy	44.90	46.26	(3)		44.94	46.69	(4)
Composite revenue per hundredweight	$40.71	$40.26	1		$40.60	$40.50	—

	Percent of Revenue
	Three Months Ended November 30,		Six Months Ended November 30,
	2025	2024	2025	2024
Operating expenses:
Salaries and employee benefits	50.0%	48.3%	48.6%	46.7%
Purchased transportation	9.2	9.0	9.1	8.9
Rentals	3.6	3.4	3.5	3.3
Depreciation and amortization	5.9	5.7	5.7	5.5
Fuel	5.1	5.1	5.1	5.1
Maintenance and repairs	4.5	4.4	4.2	4.1
Separation and other costs	7.1	—	3.7	—
Other	11.4	10.8	11.1	10.7
Total operating expenses	96.9	86.7	90.9	84.3
Operating margin	3.1%	13.3%	9.1%	15.7%
Revenue
Revenue decreased 2% in the second quarter and first half of 2026 primarily due to lower volume, partially offset by increased weight per shipment and fuel surcharges.
Average daily shipments decreased 4% in the second quarter and 3% in the first half of 2026 due to reduced demand for our services primarily resulting from macroeconomic conditions, including continued weak industrial production, global trade policy uncertainty, and excess capacity in the LTL industry. Revenue per shipment increased 2% in the second quarter and 1% in the first half of 2026 primarily due to increased weight per shipment and fuel surcharges.
Operating Income
Operating income decreased 77% in the second quarter and 44% in the first half of 2026 primarily due to higher costs related to the Spin-Off, reduced demand, and increased wage rates, variable incentive compensation, and shared service allocations, partially offset by increased weight per shipment and improved fuel price. Fuel expense decreased 1% in the second quarter and 4% in the first half of 2026 due to a decrease in shipments, partially offset by an increase in fuel prices. Salaries and employee benefits, inclusive of shared service allocations, increased 2% in the second quarter and 1% in the first half of 2026 primarily due to increased wage rates, variable incentive compensation, and sales staffing to prepare for the Spin-Off, partially offset by decreased staffing to align with lower volumes.
Results include costs associated with the Spin-Off of $152 million in the second quarter and $161 million in the first half of 2026. We did not incur costs related to the Spin-Off in the second quarter or first half of 2025.
Fuel
We apply fuel surcharges on our services, most of which are adjusted on a weekly basis. The fuel surcharge is based on a weekly fuel price from ten days prior to the week in which it is assessed. We routinely review our fuel surcharges and periodically update the tables used to determine our fuel surcharges.
While fluctuations in fuel surcharge percentages can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services sold, the base price, extra service charges, and the level of discounts offered.
Because of the factors described above, our operating results may be affected should the market price of fuel suddenly change by a significant amount or change by amounts that do not result in an adjustment in our fuel surcharges, which can significantly affect our earnings either positively or negatively in the short-term. In addition to variability in usage and market prices, the manner in which we purchase fuel (whether through retail or bulk suppliers) also influences our results. For more information, see “Risk Factors — Risks Relating to Macroeconomic and Geopolitical Conditions — Our business and profitability are affected by the price and availability of vehicle fuel, as well as our ability to collect fuel surcharges.”
Fuel expense decreased 1% in the second quarter due to a 6% decline in total fuel gallons, offset by a 5% increase in fuel prices. Fuel expense decreased 4% in the first half of 2026 due to a 4% decline in total fuel gallons, offset by a 1% increase in fuel prices.
Income Taxes
Our effective tax rate was 26.7% for the second quarter and 25.3% for the first half of 2026, compared to 25.0% for the second quarter and 24.9% for the second half of 2025. The second quarter and first half of 2026 tax rates are higher than the second quarter and first half of 2025 tax rates due to favorable items in the 2025 tax rate.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. Certain provisions within the OBBBA are interdependent and have implications for both the effective tax rate and cash taxes. We are currently in the process of evaluating these provisions.
The international countries in which FedEx Freight operates have adopted the Organization for Economic Cooperation and Development’s global framework implementing a 15% corporate minimum tax, commonly referred to as Pillar Two. Based on currently issued guidance, FedEx Freight qualifies for the Transitional Country by Country Safe Harbor based on the simplified effective tax rate test, thus our financial results were not impacted by Pillar Two.
For more information on income taxes, see the “— Critical Accounting Estimates.”
Years Ended May 31, 2025, 2024, and 2023
The following table compares summary operating results (dollars in millions, except per share amounts):
	Years Ended May 31,			Percent Change
	2025	2024	2023	2025		2024
Revenue	$8,892	$9,424	$10,084	(6)		(7)
Operating income	1,404	1,753	1,894	(20)		(7)
Operating margin	15.8%	18.6%	18.8%	(280	) bp	(20	) bp
Net income	$1,346	$1,574	$1,581	(14)		—
Diluted earnings per share	53,840	62,960	63,240	(14)		—
Overview
Operating income decreased in 2025 primarily due to lower shipments and fuel surcharges, driven by continued challenging macroeconomic conditions. In addition, operating results for 2025 were negatively affected by increased purchased transportation and wage rates, despite volume-related decreases in purchased transportation, a decrease in headcount, and two fewer operating days.
Operating income decreased in 2024 due to reduced demand and lower fuel surcharges, driven by challenging macroeconomic conditions, partially offset by base yield improvements from our continued focus on mitigating yield pressures through surcharge management and optimizing our customer and service mix. Lower volumes contributed to reductions in salaries and employee benefits, fuel expense, and purchased transportation. The effect of volume declines on salaries and employee benefits was offset by higher wages and variable incentive compensation. Other operating expenses decreased primarily due to lower self-insurance accruals.
Operating income includes gains on sales of facilities from decisions to permanently close various facilities. FedEx Freight remains focused on cost discipline, supported by network optimization from the planned permanent closures of one facility in 2025, 14 facilities in 2024, and two facilities in 2023. The gain on sale recognized was $33 million in 2025, $33 million in 2024, and $29 million in 2023.
The following table compares revenue, operating expenses, operating income (dollars in millions), operating margin, selected statistics, and operating expenses as a percent of revenue:
	Years Ended May 31,			Percent Change				Percent of Revenue
	2025	2024	2023	2025		2024		2025	2024	2023
Revenue	$8,892	$9,424	$10,084	(6)		(7)		100.0%	100.0%	100.0%
Operating expenses:
Salaries and employee benefits	4,157	4,177	4,296	—		(3)		46.7	44.3	42.6
Purchased transportation	807	873	1,079	(8)		(19)		9.1	9.3	10.7
Rentals	295	287	277	3		4		3.3	3.0	2.7
Depreciation and amortization	471	455	445	4		2		5.3	4.8	4.4
Fuel	457	571	748	(20)		(24)		5.1	6.1	7.4
Maintenance and repairs	362	358	351	1		2		4.1	3.8	3.5
Other	939	950	994	(1)		(4)		10.6	10.1	9.9
Total operating expenses	7,488	7,671	8,190	(2)		(6)		84.2%	81.4%	81.2%
Operating income	$1,404	$1,753	$1,894	(20)		(7)
Operating margin	15.8%	18.6%	18.8%	(280	) bp	(20	) bp
Operating days	252	254	253
Average daily shipments (in thousands):
Priority	61.8	64.9	70.1	(5)		(7)
Economy	28.3	29.1	29.6	(3)		(2)
Total average daily shipments	90.1	94.0	99.7	(4)		(6)
Weight per shipment (pounds):
Priority	941	977	1,027	(4)		(5)
Economy	873	878	912	(1)		(4)
Composite weight per shipment	920	946	993	(3)		(5)
Revenue per shipment (dollars):
Priority	$358.84	$361.38	$363.85	(1)		(1)
Economy	405.53	411.25	417.50	(1)		(1)
Composite revenue per shipment	$373.52	$376.81	$379.76	(1)		(1)
Revenue per hundredweight (dollars):
Priority	$38.13	$36.98	$35.44	3		4
Economy	46.46	46.86	45.78	(1)		2
Composite revenue per hundredweight	$40.61	$39.82	$38.26	2		4
Revenue
Revenue decreased 6% in 2025 primarily due to lower shipments, fuel surcharges, and weight per shipment and two fewer operating days, partially offset by base yield improvement.
Average daily shipments decreased 4% in 2025 due to reduced demand for our services, primarily resulting from weakness in the industrial economy. Revenue per shipment decreased 1% in 2025 primarily due to lower fuel surcharges and weight per shipment, partially offset by base yield improvement from our continued focus on revenue quality.
Revenue decreased 7% in 2024 primarily due to lower shipments, fuel surcharges, and weight per shipment, partially offset by base yield improvement.

Average daily shipments decreased 6% in 2024 due to reduced demand for our services, primarily resulting from macroeconomic conditions. Revenue per shipment decreased 1% in 2024 primarily due to lower fuel surcharges and weight per shipment, partially offset by base yield improvement from our continued focus on revenue quality.
Operating Income
Operating income decreased 20% in 2025 due to decreased revenue, partially offset by reduced operating expenses. Operating income was also negatively impacted by two fewer operating days in 2025. Fuel and purchased transportation expense decreased 20% and 8%, respectively, in 2025 due to decreased shipments and lower fuel prices.
Operating income decreased 7% in 2024 due to decreased revenue, partially offset by lower volume-related operating expenses. Fuel and purchased transportation expense decreased 24% and 19%, respectively, in 2024 due to decreased shipments and lower fuel prices.
Fuel
Fuel expense decreased 20% and 24% in 2025 and 2024, respectively. The decrease in 2025 was due to a 12% decrease in fuel prices and an 8% decline in total fuel gallons. The decrease in 2024 was due to a 17% decrease in fuel prices and an 8% decline in total fuel gallons.
Other Income and Expense
Related party interest income increased $58 million and $143 million in 2025 and 2024, respectively, primarily due to higher interest rates, increasing interest earned on FedEx Freight’s participation in FedEx’s centralized cash management of its domestic operations.
Income Taxes
Our effective tax rates were 25.3%, 24.3%, and 24.4% for 2025, 2024, and 2023, respectively, and varied from the statutory tax rate due to a jurisdictional mix of earnings, revisions of prior year tax estimates for actual tax return results, and tax credits.
For more information on income taxes, see the “— Critical Accounting Estimates” and Note 7, Income Taxes, of the accompanying historical audited consolidated financial statements.
Outlook
The uncertainty over the current trade and geopolitical environment and the impact it may continue to have on customer demand and shipping patterns in North America and globally, makes any expectations for 2026 inherently less clear. However, based on the current trends, we expect the industrial economy to continue to put pressure on demand for LTL services in the near term. We will continue to execute on our revenue quality strategy and focus on cost management to align expenses to lower demand levels.
Our capital expenditures for 2026 are expected to range between $415 million and $425 million, funded by cash on hand and available liquidity. Our expected capital expenditures for 2026 include vehicle replacement spend and investments in facilities and technology.
We will continue to evaluate our investments in critical long-term strategic projects to ensure our capital expenditures are expected to generate high returns on investment and are balanced with our outlook for North American and global economic conditions. For additional details on key 2026 capital projects, refer to the “— Financial Condition — Capital Resources” and “— Financial Condition — Liquidity Outlook.”
The uncertainty of slowing North American and global economies, global inflation, geopolitical challenges, and the effect these factors will have on the rate of growth of North American and global trade, supply chains, fuel prices, and our business in particular, make any expectations for 2026 inherently less certain. See “Risk Factors — Risks Relating to Our Business and Our Industry — Risks Relating to Macroeconomic and Geopolitical Conditions” for more information.

See “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “— Results of Operations and Outlook — Trends Affecting our Business,” and “— Critical Accounting Estimates” for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.
Recent Accounting Guidance
See Note 3, Recent Accounting Guidance, of the accompanying historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements for a discussion of recent accounting guidance.
Financial Condition
Liquidity
Cash Flow Activity for the Six-Month Periods Ended November 30, 2025 and 2024
Cash totaled $92 million as of November 30, 2025, compared to $109 million as of May 31, 2025. The following table provides a summary of our cash flows (in millions):
	Six Months Ended November 30,
	2025	2024
Operating activities:
Net income	$446	$689
Separation and other costs, net of payments	83	—
Other noncash charges and credits	341	350
Changes in assets and liabilities	(39)	(309)
Cash provided by operating activities	831	730
Investing activities:
Capital expenditures	(132)	(230)
Proceeds from asset dispositions and other	8	5
Cash used in investing activities	(124)	(225)
Financing activities:
Principal payments on finance lease obligations	(6)	(1)
Net transfers to Parent	(718)	(529)
Cash used in financing activities	(724)	(530)
Effect of exchange rate changes on cash	—	(6)
Net decrease in cash	(17)	(31)
Cash at end of period	$92	$75
Cash Provided by Operating Activities. Cash flows from operating activities increased $101 million in the first half of 2026 primarily due to working capital changes driven by increases in accounts payable, including separation costs, partially offset by increases in prepaid expenses.
Cash Used in Investing Activities. Capital expenditures were 43% lower in the first half of 2026 primarily due to decreased spending on vehicles and trailers, partially offset by increased spending on facilities and other and ground support and dock equipment.
See “— Capital Resources” for a more detailed discussion of capital expenditures during 2026 and 2025.
Cash Used in Financing Activities. Cash used in financing activities primarily reflects net transfers to FedEx. In the first half of 2026, cash used in financing activities increased $194 million, driven by a $189 million increase in net transfers to FedEx.

Cash Flow Activity for the Years Ended May 31, 2025, 2024, and 2023
Cash totaled $109 million as of May 31, 2025, compared to $106 million as of May 31, 2024, and $93 million as of May 31, 2023. The following table provides a summary of our cash flows (in millions):
	Years Ended May 31,
	2025	2024	2023
Operating activities:
Net income	$1,346	$1,574	$1,581
Other noncash charges and credits	673	584	702
Changes in assets and liabilities	(488)	(617)	(531)
Cash provided by operating activities	1,531	1,541	1,752
Investing activities:
Capital expenditures	(437)	(461)	(558)
Proceeds from asset dispositions and other	52	58	56
Cash used in investing activities	(385)	(403)	(502)
Financing activities:
Principal payments on finance lease obligations	(63)	(1)	(1)
Net transfers to Parent	(1,077)	(1,125)	(1,255)
Cash used in financing activities	(1,140)	(1,126)	(1,256)
Effect of exchange rate changes on cash	(3)	1	1
Net increase (decrease) in cash	3	13	(5)
Cash at end of period	$109	$106	$93
Cash Provided by Operating Activities. Cash flows from operating activities decreased $10 million in 2025 primarily due to lower net income partially offset by working capital changes, driven by intercompany amounts due to Parent due to a change in the frequency of settlement between FedEx Freight and FedEx.
Cash flows from operating activities decreased $211 million in 2024 primarily due to lower noncash deferred taxes as well as working capital changes, driven by intercompany amounts due to Parent.
Cash Used in Investing Activities. Capital expenditures were 5% lower in 2025 primarily due to decreased spending on information technology, partially offset by increased spending on vehicles and trailers.
Capital expenditures were 17% lower in 2024 primarily due to decreased spending on vehicles and trailers, partially offset by increased spending on ground support and dock equipment.
See “— Capital Resources” for a more detailed discussion of capital expenditures during 2025 and 2024.
Cash Used in Financing Activities. Cash used in financing activities primarily reflects net transfers to FedEx. In 2025, cash used in financing activities increased $14 million, driven by a $62 million increase in principal payments on finance lease obligations, partially offset by a $48 million decrease in net transfers to FedEx.
In 2024, cash used in financing activities decreased $130 million due to a decrease in net transfers to FedEx.
Capital Resources
Our operations are capital intensive, characterized by significant investments in vehicles and trailers, facilities, ground support and dock equipment, and technology. The amount and timing of capital investments depend on various factors, including pre-existing contractual commitments, anticipated volume growth, economic conditions, new or enhanced services, geographical expansion of services, availability of satisfactory financing, and actions of regulatory authorities.

Three- and Six-Month Periods Ended November 30, 2025 and 2024
The following table compares capital expenditures by asset category (in millions):
	Three Months Ended November 30,		Six Months Ended November 30,		Percent Change
	2025	2024	2025	2024	Three Months Ended	Six Months Ended
Vehicles and trailers	$33	$163	$33	$169	(80)	(80)
Facilities and other	28	11	49	15	155	227
Ground support and dock equipment	34	18	44	39	89	13
Information technology	5	3	6	7	67	(14)
Total capital expenditures	$100	$195	$132	$230	(49)	(43)
Capital expenditures decreased $95 million in the second quarter and $98 million in the first half of 2026 primarily due to decreased spending on vehicles and trailers, partially offset by increased spending on facilities and other and ground support and dock equipment. These reductions are a result of continuing to prioritize investments that support increasing efficiency and reducing our cost to serve.
Years Ended May 31, 2025, 2024, and 2023
The following table compares capital expenditures by asset category (in millions):
	Years Ended May 31,			Percent Change
	2025	2024	2023	2025	2024
Vehicles and trailers	$274	$241	$370	14	(35)
Facilities and other	67	81	84	(17)	(4)
Ground support and dock equipment	83	86	40	(3)	115
Information technology	13	53	64	(75)	(17)
Total capital expenditures	$437	$461	$558	(5)	(17)
Capital expenditures decreased $24 million during 2025 primarily due to decreased spending on information technology as a result of completion of certain new technology initiatives in 2024, partially offset by increased spending due to replacement of certain vehicles and trailers.
Capital expenditures decreased $97 million during 2024 primarily due to decreased spending on vehicles and trailers as a result of fleet growth executed in 2023, partially offset by increased spending due to replacement of certain ground support and dock equipment.
Liquidity Outlook
We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives, and capital resources. We believe our existing cash upon completion of the Spin-Off, cash flows generated from operations, availability under our revolving credit facility and access to capital markets will provide adequate resources to fund our future cash flow needs. In conjunction with the Spin-Off, we expect to further evaluate our liquidity needs, capital structure, and sources of capital on a stand-alone basis.
In response to current business and economic conditions as referenced in the “— Summary of Results — Outlook,” we are continuing to actively manage and optimize our capital allocation in response to the slowdown in the economy, inflationary pressures, changing fuel prices, geopolitical conflicts, and uncertainty regarding international trade, including the impact of tariffs.
We have historically participated in FedEx’s centralized approach to cash management and financing of its domestic operations. We have historically generated, and expect to continue to generate, positive cash flow from operations. Upon completion of the Spin-Off, we will no longer participate in FedEx cash pooling arrangements and our cash will be held and used solely for our own operations. Our cash balance on the date of the completion of the Spin-Off is expected to be approximately $[•] million. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for additional details.
We historically factored certain of our U.S. trade receivables through FedEx on a non-recourse basis pursuant to a factoring agreement. We accounted for transfers under the factoring agreement as sales because we sold full title and ownership in the underlying receivables and control of the receivables was considered transferred. These receivables were not recognized on our Consolidated Balance Sheets of the accompanying historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements. On November 30, 2025, the Company’s factoring agreement with FedEx was terminated in preparation for the Spin-Off. Upon completion of the Spin-Off, there is no guarantee we, if desired to enter into a similar financing arrangement, will be able to enter into such an arrangement with a third-party or be able to sell similar volumes of U.S. trade receivables to the amounts historically sold to FedEx. This could result in an increase in accounts receivable balances from the amounts historically presented in the Consolidated Balance Sheets of the accompanying historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements, as well as a slower cash conversion cycle from sales to cash collection.
Additionally, on November 18, 2025, the Company entered into a True Sale and Assignment Agreement with FedEx in connection with the Spin-Off. Under the agreement, effective December 1, 2025, we reacquired all outstanding U.S. trade receivables previously sold to FedEx under the Company’s factoring arrangement described above. This transaction was structured as a true sale without recourse, resulting in the Company resuming ownership and collection of its outstanding receivable balances.
We have additional obligations as part of our ordinary course of business, beyond those committed for capital expenditures, which include lease obligations. Refer to Note 5, Leases, of the accompanying historical audited consolidated financial statements and Note 4, Leases, of the accompanying historical unaudited condensed consolidated financial statements for more information. In addition, we have certain tax positions that are further discussed in Note 7, Income Taxes, of the accompanying historical audited consolidated financial statements. We do not have any guarantees or other off-balance sheet financing arrangements that we believe could have a material impact on our financial condition or liquidity. Refer to Note 12, Contingencies, of the accompanying historical audited consolidated financial statements and Note 8, Commitments and Contingencies, of the historical unaudited condensed consolidated financial statements for discussion of guarantees of FedEx debt.
Prior to the completion of the Spin-Off, we intend to incur $[•] billion of indebtedness, net of debt issuance costs and discounts of $[•] million. We expect that such indebtedness will consist of $[•] billion in senior notes and a $0.6 billion term loan under a delayed draw term loan facility, with an estimated weighted average interest rate of [•]%. The actual rates of interest may be different from those assumed. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the Spin-Off. In connection with the Spin-Off, we expect to distribute, from the net proceeds of such borrowings, approximately $[•] billion of cash to FedEx as part of the consideration for the assets FedEx will contribute to us in connection with the Spin-Off. We also expect to enter into a revolving credit facility which will provide for borrowings of up to $1.2 billion, as further described under “Description of Certain Indebtedness”; however, the revolving credit facility will not be utilized prior to the Spin-Off or to fund the expected distribution of approximately $[•] billion in cash to FedEx at the closing of the Spin-Off.
Critical Accounting Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a complex corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.
The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our results of operations and financial condition. Management has discussed the development and selection of these critical accounting estimates with the Audit and Finance Committee of FedEx’s Board and with FedEx’s independent registered public accounting firm. See Note 2, Summary of Significant Accounting Policies, to the accompanying historical audited consolidated financial statements for further information on our significant accounting policies.
Shared Services and Corporate Allocations
FedEx has allocated certain shared services and general corporate costs to us that are reflected as expenses in the accompanying historical audited consolidated financial statements including, but not limited to, information technology, marketing, sales, financial services, support services, customer experience, and corporate executives’ salaries and employee benefits. These expenses have been allocated to FedEx Freight based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata based on an applicable measure of total revenue, headcount, specific revenue by function, transaction volume, or other relevant measures. Management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided, to us. These allocated amounts, however, are not necessarily indicative of the actual amounts that might have been incurred or realized had we operated as an independent, stand-alone entity, during the periods presented nor are they indicative of our future operations.
Income Taxes
We are subject to income taxes in the United States, Canada, and Mexico. Our income taxes are a function of our income, tax planning opportunities available to us, statutory tax rates, and the income tax laws in the various jurisdictions in which we operate. These tax laws are complex and subject to different interpretations by us and the respective governmental taxing authorities. As a result, significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. Our intercompany transactions are based on globally accepted transfer pricing principles, which align profits with the business operations and functions of the various legal entities in our international business.
We evaluate our tax positions quarterly and adjust the balances as new information becomes available. These evaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax laws or their interpretations, audit activity, and changes in our business. In addition, management considers the advice of third parties in making conclusions regarding tax consequences.
Tax contingencies arise from uncertainty in the application of tax rules throughout the jurisdictions in which we operate. Despite our belief that our tax return positions are consistent with applicable tax laws, taxing authorities could challenge certain positions. We record tax benefits for uncertain tax positions based upon management’s evaluation of the information available at the reporting date. To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on the technical merits. The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Significant judgment is required in making these determinations and adjustments to unrecognized tax benefits may be necessary to reflect actual taxes payable upon settlement.
Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss, capital loss, and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates to make this determination, and as a result there is a risk that these estimates will have to be revised as new information is received. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. We record the taxes for global intangible low-taxed income as a period cost.
Our income tax positions are based on currently enacted tax laws. As further guidance is issued by the U.S. Treasury Department, the IRS, and other standard setting bodies, any resulting changes to our estimates will be made in accordance with the relevant accounting guidance.

For more information, see the “— Summary of Results — Income Taxes” and Note 7, Income Taxes, of the accompanying historical audited consolidated financial statements.
Self-Insurance Accruals
Our self-insurance reserves are established for estimates of ultimate loss on all claims incurred. Components of our self-insurance reserves included in this critical accounting estimate are workers’ compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. These reserves are primarily based on the actuarially estimated cost of claims incurred as of the balance sheet date. These estimates include judgment about severity of claims, frequency and volume of claims, healthcare inflation, seasonality, and plan designs. The use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known, which may be several years.
We believe our recorded obligations for these expenses are consistently measured and appropriate. Nevertheless, changes in accident frequency and severity, healthcare costs, insurance retention levels, and other factors can materially affect the estimates for these liabilities and affect our results of operations. Self-insurance accruals reflected in our balance sheet are as follows (in millions):
	November 30, 2025 (Unaudited)	May 31,
		2025	2024
Short-Term	$105	$103	$116
Long-Term	333	315	295
Total	$438	$418	$411
A five-percent reduction or improvement in the assumed claim severity used to estimate our self-insurance accruals would result in an increase or decrease of approximately $22 million in our reserves and expenses as of and for the six months ended November 30, 2025 and $21 million as of and for the year ended May 31, 2025. For more information, see “Risk Factors — Risks Relating to Our Business and Our Industry — Risks Relating to Macroeconomic and Geopolitical Conditions — We will be self-insured for certain costs associated with our operations, and insurance and claims expenses could materially and adversely affect our business, results of operations, cash flows, and financial condition. In addition, there can be no assurance that we will be able to obtain excess insurance coverage following the Spin-Off on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.”
Long-Lived Assets
Useful Lives and Salvage Values. Our business is capital intensive, with approximately 76% of our owned assets invested in our property and equipment.
The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods, we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. These evaluations consider usage, maintenance costs, and economic factors that affect the useful life of an asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our equipment.
Impairment. We evaluate our long-lived assets used in operations for impairment when events and circumstances indicate that the undiscounted cash flows to be generated by that asset group are less than the carrying amounts of the asset group and may not be recoverable. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. We operate an integrated transportation network, and accordingly, cash flows for most of our operating assets are assessed at the network level, not at an individual asset level for our analysis of impairment. Further, decisions about capital investments are evaluated based on the effect on the overall network rather than the return on an individual asset.
Leases. We utilize operating leases to finance certain of our facilities and vehicles. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor.

The determination of whether a lease is accounted for as a finance lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. In addition, our evaluation includes ensuring we properly account for build-to-suit lease arrangements and making judgments about whether various forms of lessee involvement allow the lessee to control the underlying leased asset during the construction period. We believe we have well-defined and controlled processes for making these evaluations, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.
For more information, see Note 2, Summary of Significant Accounting Policies, of the accompanying historical audited consolidated financial statements.
Goodwill. We had $602 million of recorded goodwill as of November 30, 2025, May 31, 2025, and May 31, 2024 from our business acquisitions, representing the excess of the purchase price over the fair value of the net assets acquired. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment that requires management judgment and the use of estimates to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As part of our qualitative assessments, we consider changes in the macroeconomic environment such as the general economic conditions, limitations on accessing capital, and other developments in equity and credit markets.
We evaluated goodwill during the fourth quarters of 2025, 2024, and 2023 and the estimated fair value exceeded its carrying value as of the end of each respective fiscal year. We do not believe there has been any additional change of events or circumstances that would indicate that additional reevaluation of the goodwill of our reporting units is required as of November 30, 2025, nor do we believe the goodwill of our reporting units is at risk of failing impairment testing. Therefore, we do not believe that goodwill was impaired as of the balance sheet dates.
Quantitative And Qualitative Disclosures About Market Risk
Interest Rates. Our historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements do not include an attribution of FedEx’s third-party debt or interest expense from FedEx because we are not the legal obligor of the debt and the borrowings were not directly attributable to our business. We expect to incur indebtedness in connection with the Spin-Off, creating interest rate risk on the balance sheet. As discussed in “Capitalization” included elsewhere in this Information Statement, at the time of the Spin-Off we expect to have outstanding fixed-rate long-term debt (exclusive of finance leases) with an estimated fair value of $[•] billion. Market risk for long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $[•] million. The underlying fair value of our long-term debt was estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.
Foreign Currency. While we are a provider of transportation services within North America, the majority of our transactions during the periods presented in this Information Statement are denominated in U.S. dollars. The only foreign currency exchange rate risks to which we are exposed are the Canadian dollar and Mexican peso. The result of a hypothetical 10% adverse movement in the value of the dollar relative to the currencies in which our transactions are denominated would not be material to our financial position, results of operations, or cash flows, in all periods presented. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors’ services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.
Commodity. While we have market risk for changes in the price of vehicle fuel, this risk is largely mitigated by our indexed fuel surcharges. For additional discussion of our indexed fuel surcharges, see the “— Results of Operations and Outlook — Fuel.”

MANAGEMENT
Executive Officers and Directors Following the Spin-Off
The following table sets forth information regarding the individuals expected to serve as executive officers and/or directors of FedEx Freight following the Spin-Off (the officer titles noted below reflect positions currently held by the respective officers at FedEx Freight). Immediately following the Spin-Off, we expect that our Board will be comprised of ten directors. Following the Spin-Off, our Board will consist of such number of directors as shall be determined from time to time solely by resolution of the Board.
Name	Age	Position
John A. Smith	64	President and Director
R. Brad Martin	74	Chairman of the Board and Director
Clement Edward Klank III	58	Senior Vice President — Chief Human Resources and Legal Officer
Michael B. Lyons	47	Senior Vice President — Chief Specialized Services and Commercial Officer
Clinton D. McCoy	53	Chief Operating Officer
Michael Rodgers	61	Senior Vice President — Chief Technology Officer
Marshall W. Witt	60	Senior Vice President — Chief Financial Officer
Jeffrey A. Davis	63	Director
Donald E. Frieson	67	Director
Stephen E. Gorman	70	Director
Robert A. King	68	Director
Cindy J. Miller	63	Director
Amy J. Salcido	53	Director
John P. Sauerland	61	Director
Samantha M. Smith	39	Director
The following is a brief biography describing the background of our expected executive officers and directors following the Spin-Off.
John A. Smith serves as our President and, following the Spin-Off, will serve as our President and Chief Executive Officer and a member of our Board. Mr. Smith has more than 30 years of experience in the transportation industry and joined FedEx in 2000. He has vast experience across every area of the FedEx Freight Business, including operations, sales, transportation, fleet maintenance, facility services, and safety. His roles at FedEx included serving as: Chief Operating Officer, United States and Canada (which includes the surface operations for all parcel and LTL freight services), since June 2024 (a role he will step down from in connection with the Spin-Off to take on his new role as our President and Chief Executive Officer); President and Chief Executive Officer, U.S. and Canada Ground Operations, from April 2023 to May 2024; President and Chief Executive Officer of FedEx Ground from June 2021 to April 2023; President and Chief Executive Officer — Elect of FedEx Ground from March 2021 to May 2021; President and Chief Executive Officer of FedEx Freight from August 2018 to February 2021; President and Chief Executive Officer — Select of FedEx Freight from May 2018 to August 2018; Senior Vice President, Operations, of FedEx Freight from May 2015 to May 2018; Vice President, Safety, Fleet Maintenance and Facilities Services, of FedEx Freight from June 2011 to May 2015; Vice President, Operations, of FedEx National LTL, Inc. from April 2010 to June 2011; Vice President, Transportation/Fleet Maintenance, of FedEx National LTL, Inc. from March 2008 to April 2010; and various management positions at FedEx Freight from 2000 to 2008. Mr. Smith also serves on the nine-person Executive Committee of FedEx in his capacity as Chief Operating Officer, United States and Canada, which sets the direction for the FedEx enterprise. Additionally, Mr. Smith serves on the board of the American Transportation Research Institute. We believe Mr. Smith is well-qualified to serve as a member of our Board because of his extensive experience in the transportation industry and across every area of the FedEx Freight Business.

R. Brad Martin will serve as the Chairman of our Board. Mr. Martin is the Chairman of the FedEx Board and previously chaired its Audit and Finance Committee. He has been serving on the FedEx Board since 2011 and led the FedEx Board’s strategic analysis of the FedEx Freight Business that resulted in the separation decision. It is expected that he will continue serving as the executive Chairman and Chairman of the FedEx Board following the Spin-Off. Mr. Martin is the Chairman of RBM Venture Company, a private investment company, a position he has held since 2007. He previously served as Chairman and Chief Executive Officer of Riverview Acquisition Corp., an investment company, from April 2021 until its merger with Westrock Coffee Company (“Westrock”) in August 2022. Since that merger, Mr. Martin has served on the board of directors of Westrock and chairs its compensation and executive committees. Mr. Martin was formerly the Chairman of the Board of Chesapeake Energy Corporation, a producer of oil, natural gas, and natural gas liquids, a position he held from October 2015 to February 2021. He was Chairman and Chief Executive Officer of Saks Incorporated from 1989 to 2006 and remained Chairman until his retirement in 2007. He is the former Interim President of the University of Memphis, a position he held from July 2013 until May 2014. He was previously a director of Chesapeake Energy Corporation, First Horizon National Corporation (where he chaired the executive and risk committees), Caesars Entertainment Corporation, Dillard’s, Inc., Gaylord Entertainment Company, lululemon athletica inc., Ruby Tuesday, Inc., and Riverview Acquisition Corp. Mr. Martin is a former Tennessee state representative. As a former Chief Executive Officer of a public company, he actively supervised the Chief Financial Officer and has significant public company audit committee experience, including as a chair. We believe Mr. Martin is well-qualified to serve as a member of our Board because of his extensive business, finance, and leadership experience.
Clement Edward Klank III serves as our Senior Vice President — Chief Human Resources and Legal Officer, positions that he has held since July 1, 2025. Mr. Klank’s roles at FedEx included serving as: Corporate Vice President, Corporate Governance, Securities & Tax Law, from September 2019 to June 2025; Corporate Vice President, Securities and Corporate Law, from June 2017 to September 2019; and Staff Vice President, Securities and Corporate Law, from June 2015 to June 2017. From 1998 to 2015, Mr. Klank held various positions with increasing responsibility in the FedEx legal and corporate development departments.
Michael B. Lyons serves as Senior Vice President — Chief Specialized Services and Commercial Officer, positions that he has held since June 16, 2025. Mr. Lyons’s roles at FedEx Freight included serving as: Senior Vice President, FedEx Custom Critical and Freight Strategy, from August 2024 to June 2025; Vice President, Freight Strategy, from May 2024 to August 2024; Vice President, Financial Planning & Analysis, from July 2020 to May 2024; Managing Director, Financial Planning & Analysis, from February 2019 to July 2020; and Operations Executive Advisor from August 2007 to February 2019.
Clinton D. McCoy serves as our Chief Operating Officer, a position that he has held since February 2025. Mr. McCoy’s roles at FedEx Freight included serving as: Senior Vice President, Operations Support & Engineering, from November 2021 to February 2025; Vice President, Multimodal, from July 2021 to November 2021; Vice President, Engineering and Quality Assurance, from April 2019 to July 2021; and Managing Director, District Operations, from May 2016 to March 2019.
Michael Rodgers serves as our Senior Vice President — Chief Technology Officer, a position that he has held since June 1, 2025. Mr. Rodgers’s prior experience included serving as: Chief Technology Officer of Pilot Travel Centers from 2015 to 2024; Executive Vice President, Omni-Channel, of J. C. Penney Company, Inc. from 2014 to 2015; and Executive Vice President, Chief Information & Operations Officer of Saks Incorporated from 2007 to 2014.
Marshall W. Witt serves as our Senior Vice President — Chief Financial Officer, a position that he has held since October 15, 2025. Mr. Witt’s prior experience included serving as Chief Financial Officer of TD SYNNEX from April 2013 to October 2, 2025. He possesses significant capital allocation, mergers and acquisitions, and spin-off experience, having overseen TD SYNNEX’s spin-off of Concentrix in 2020. Prior to joining TD SYNNEX, Mr. Witt served as Senior Vice President of Finance and Controller at FedEx Freight. During his 15-year tenure at FedEx, Mr. Witt held progressive financial and operational roles.
Jeffrey A. Davis will serve as a member of our Board. Mr. Davis served as the Chief Financial Officer of Dollar Tree, Inc. from October 2022 to March 2025; as the Chief Financial Officer of Qurate Retail Group from October 2018 to September 2022; as the Chief Financial Officer of J. C. Penney Company Inc. from

July 2017 to September 2018; as the Chief Financial Officer of Darden Restaurants, Inc. from July 2015 to March 2016; and as the Chief Financial Officer of the Walmart U.S. segment of Walmart Inc. from January 2014 to May 2015. Mr. Davis has served as a director of Labcorp Holdings, Inc. since December 2019 where he serves as the Chairman of the Audit Committee and as a member of the Quality and Compliance Committee. We believe Mr. Davis is well-qualified to serve as a member of our Board because of his extensive financial leadership experience across multiple industries.
Donald E. Frieson will serve as a member of our Board. Mr. Frieson served as Executive Vice President, Supply Chain of Lowe’s Companies, Inc. from August 2018 to March 2024. He previously spent 19 years within the Walmart organization, where he served as Executive Vice President, Operations at Sam’s Club from 2014 to 2017 and Senior Vice President, Replenishment, Planning and Real Estate from 2012 to 2014. Mr. Frieson has served as a director of Casey’s General Stores, Inc. since March 2018 where he serves as a member of the Compensation and Human Capital Committee. He served as a member of the Advisory Committee for Supply Chain Competitiveness for the U.S. Department of Commerce from February 2022 to February 2024. We believe Mr. Frieson is well-qualified to serve as a member of our Board because of his significant leadership experience in supply chain management.
Stephen E. Gorman will serve as a member of our Board. Mr. Gorman served as Chief Executive Officer of Air Methods Corporation, a leading domestic provider in the air medical market, from August 2018 to January 2020. He previously served as the President and Chief Executive Officer of Borden Dairy Company from 2014 to July 2017; as the Executive Vice President and Chief Operating Officer of Delta Air Lines, Inc. from 2008 to 2014; as the Executive Vice President — Operations of Delta Air Lines from 2007 to 2008; and as the President and Chief Executive Officer of Greyhound Lines, Inc. from 2003 to 2007. Mr. Gorman has served as a director of Peabody Energy Corporation since April 2017 where he serves as Chairman of the Nominating & Corporate Governance Committee and as a member of the Compensation Committee and the Executive Committee, and as a director of FedEx since September 2022 where he serves as a member of the Compensation and Human Resources Committee and the Governance, Safety, and Public Policy Committee. Mr. Gorman will resign from the FedEx Board effective upon his joining the FedEx Freight Board upon the Spin-Off. He served as a director of ArcBest Corporation from July 2015 to August 2022 and as the company’s Lead Independent Director from January 1, 2022 until his resignation to join the FedEx Board. We believe Mr. Gorman is well-qualified to serve as a member of our Board because of his significant transportation and logistics leadership experience.
Robert A. King will serve as a member of our Board. Mr. King served as Corporate Vice President, Internal Audit at FedEx from March 2011 to January 2025. He spent over four decades of his career in the FedEx Internal Audit department, holding positions with increasing responsibility. We believe Mr. King is well-qualified to serve as a member of our Board because of his extensive financial and risk management experience during his tenure at FedEx.
Cindy J. Miller will serve as a member of our Board. Ms. Miller served as the President and Chief Executive Officer of Stericycle, Inc., a medical waste transportation company, from May 2019 to November 2024 when the company was acquired by Waste Management, Inc. and as a director of the company from February 2019 to November 2024. She served as President and Chief Operating Officer of Stericycle, Inc. from October 2018 to May 2019. Prior to joining Stericycle, Inc., Ms. Miller spent nearly 30 years at United Parcel Service, Inc. (“UPS”) where she served as President, Global Freight Forwarding from April 2016 to September 2018 and as President of the European region from March 2013 to March 2016. Ms. Miller has served as a director of W.W. Grainger, Inc. since April 2024 where she serves as a member of the Board Affairs & Nominating Committee and Compensation Committee. She also serves on the Board of Trustees of the Allspring Fund complex, which includes four closed-end funds. She served as a director of UGI Corporation from 2020 to 2024. We believe Ms. Miller is well-qualified to serve as a member of our Board because of her significant leadership experience in the transportation and logistics industry.
Amy J. Salcido will serve as a member of our Board. She served as President, U.S. of Kyndryl Holdings, Inc., a Fortune 500 provider of enterprise technology services spun off from International Business Machines Corporation (“IBM”) in 2021, from 2022 to 2025. She previously served as Chief Customer Engagement & Transformation Officer from 2021 to 2022. Before joining Kyndryl, Ms. Salcido held senior leadership roles at IBM, including as General Manager, Services: Retail, Consumer Products, Travel & Transportation — North America from 2020 to 2021, and as Global Vice President, New Client Acquisition from 2018 to

2020. She joined IBM in 1996 and held positions with increasing responsibility during her tenure with the company. Ms. Salcido was named No. 15 in Technology Magazine’s “Top 100 Women in Technology” in 2025. We believe Ms. Salcido is well-qualified to serve as a member of our Board because of her significant technology experience and leadership experience with large-scale public company separation.
John P. Sauerland will serve as a member of our Board. Mr. Sauerland has served as Vice President and Chief Financial Officer of The Progressive Corporation since April 2015 and as Personal Lines Group President of The Progressive Corporation from 2007 to 2015. He joined The Progressive Corporation in 1991 as a product manager and has served in many key leadership positions during his tenure with the company. Mr. Sauerland served as a director of Beazley plc from 2016 to 2021. We believe Mr. Sauerland is well-qualified to serve as a member of our Board because of his extensive leadership experience in finance and risk management.
Samantha M. Smith will serve as a member of our Board. Ms. Smith currently serves as a staff director of global public policy at FedEx, a position she has held since November 2020. It is expected that she will continue her employment at FedEx following the Spin-Off. Ms. Smith joined the FedEx Government and Regulatory Affairs team in 2016. Prior to FedEx she served in various roles in communications and public affairs. We believe Ms. Smith is well-qualified to serve as a member of our Board because of her extensive experience in government affairs, public policy, and communications, including at FedEx.
Director Classes
In accordance with our certificate of incorporation, our Board will be divided into three classes with staggered three-year terms until the fifth annual meeting of our stockholders following the Distribution Date. At each annual meeting of our stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election, provided that beginning at the fifth annual meeting of our stockholders following the Distribution Date, all directors will be elected for one-year terms, and our Board will thereafter no longer be divided into classes. Our directors will be divided among the three classes as follows:
•
The Class I directors will be Ms. Miller and Messrs. Frieson, Sauerland, and Smith, and their terms will expire at the first annual meeting of our stockholders following the Distribution Date. The terms of the Class I directors elected at the first annual meeting of our stockholders following the Distribution Date will expire at the fourth annual meeting of our stockholders following the Distribution Date. The terms of the Class I directors elected at the fourth annual meeting of our stockholders following the Distribution Date will expire at the fifth annual meeting of our stockholders. Thereafter all directors will be elected for one-year terms.

•
The Class II directors will be Mr. Davis and Mses. Salcido and Smith, and their terms will expire at the second annual meeting of our stockholders following the Distribution Date. The terms of the Class II directors elected at the second annual meeting of our stockholders following the Distribution Date will expire at the fifth annual meeting of our stockholders following the Distribution Date. Thereafter all directors will be elected for one-year terms.

•
The Class III directors will be Messrs. Gorman, King, and Martin, and their terms will expire at the third annual meeting of our stockholders following the Distribution Date. The terms of the Class III directors elected at the third annual meeting of our stockholders following the Distribution Date will expire at the fifth annual meeting of our stockholders following the Distribution Date. Thereafter all directors will be elected for one-year terms.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Risk Factors — Risks Relating to Our Common Stock and the Securities Market — Provisions of Delaware law, our certificate of incorporation, and our bylaws may prevent or delay an acquisition of our company, which could decrease the market price of our common stock.”

Director Independence
Our Board will undertake a review of the independence of each director. Based on information provided by each director concerning such director’s background, employment, and affiliations, our Board expects to determine that each of Messrs. Davis, Frieson, Gorman, and Sauerland and Mses. Miller and Salcido do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and will meet the independence requirements set forth by the listing standards of the Exchange, such that a majority of our directors will be independent. In making the independence determinations with respect to our directors and director nominees, our Board considers the current and prior relationships that each director and director nominee has with the Company and all other facts and circumstances our Board deems relevant in determining their independence.
Committees of the Board
Upon the completion of the Spin-Off, we will establish the following committees of the Board.
Audit Committee
The members of the Audit Committee of our Board (our “Audit Committee”) are expected to be Messrs. Sauerland and Davis and Ms. Salcido. Mr. Sauerland is expected to be the chair of our Audit Committee. We expect that each member of our Audit Committee will meet the independence requirements set forth by the listing standards of the Exchange and SEC rules and regulations. We expect that each member of our Audit Committee will be financially literate. In addition, our Board expects to determine that Mr. Sauerland is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. The purpose and responsibilities of our Audit Committee will be more fully described in our Audit Committee charter to be made available on our website following completion of the Spin-Off and will set forth that our Audit Committee will, among other things:
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oversee the independent auditor’s qualifications, independence, and performance, and preapprove all audit and allowable non-audit services to be provided by the independent auditor;

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assist Board oversight of (i) the integrity of the Company’s financial statements and other financial information, (ii) the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, (iii) the performance of the Company’s internal audit function, (iv) the Company’s integrity and compliance programs, including compliance with legal and regulatory requirements, and (v) the Company’s financial affairs, including capital structure, allocation, and returns; and

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prepare the report of the Audit Committee required to be included in the Company’s annual proxy statement.

Compensation Committee
The members of the Compensation Committee of our Board (our “Compensation Committee”) are expected to be Ms. Miller and Messrs. Gorman and Sauerland. Ms. Miller is expected to be the chair of our Compensation Committee. The purpose and responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter to be made available on our website following completion of the Spin-Off and will set forth that our Compensation Committee will, among other things:
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assist the Board in the discharge of its responsibilities relating to the compensation of the Company’s executive officers (as specified by the Exchange’s corporate governance standards);

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oversee the administration of the Company’s equity compensation plans; and

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review and discuss with management the Company’s Compensation Discussion and Analysis, and produce a report to be included in the Company’s annual proxy statement recommending whether the Compensation Discussion and Analysis should be included in such proxy statement.

Governance Committee
The members of the Governance Committee of our Board (our “Governance Committee”) are expected to be Messrs. Frieson and Davis and Ms. Miller. Mr. Frieson is expected to be the chair of our Governance

Committee. The purpose and responsibilities of our Governance Committee will be more fully described in our Governance Committee charter to be made available on our website following completion of the Spin-Off and will set forth that our Governance Committee will, among other things:
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identify individuals qualified to become Board members, consistent with criteria approved by the Board;

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assist the Board in determining the size, structure, composition, processes, and practices of the Board and its committees and assessing director independence and qualification;

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oversee the Board and executive officer performance evaluation processes and monitor the effectiveness of the Board and its committees;

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assist the Board in executive officer succession planning; and

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assist the Board in enhancing the quality of the Company’s corporate governance, as reflected in the certificate of incorporation, bylaws, and Corporate Governance Guidelines (as defined below).

Risk Oversight Committee
The members of the Risk Oversight Committee of our Board (our “Risk Oversight Committee”) are expected to be Messrs. King, Gorman, and Frieson and Mses. Salcido and Smith. Mr. King is expected to be the chair of our Risk Oversight Committee. The purpose and responsibilities of our Risk Oversight Committee will be more fully described in our Risk Oversight Committee charter to be made available on our website following completion of the Spin-Off and will set forth that our Risk Oversight Committee will, among other things:
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review the guidelines and policies that govern the processes by which the Company assesses and manages its exposure to risk;

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review the Company’s major financial and other risk exposures and the steps management has taken to monitor and control such exposures;

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oversee risk identification, tolerance, assessment, and management practices for strategic enterprise risks, including cybersecurity risks and cyber incident response;

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oversee the Company’s key human resource management strategies and programs;

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assist Board oversight of the Company’s safety strategies, policies, programs, and practices;

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assist Board oversight of the Company’s political activities and expenditures;

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assist Board oversight of the Company’s sustainability goals, strategies, and programs;

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review approaches to risk assessment and mitigation strategies, in coordination with the Board and the Board’s other committees; and

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communicate with the Audit Committee to enable it to perform its responsibilities with respect to oversight of risk assessment and risk management.

Board Risk Oversight
The Board’s role in risk oversight at FedEx Freight will be consistent with the Company’s leadership structure, with management having day-to-day responsibility for assessing and managing the Company’s risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on the adequacy of FedEx Freight’s risk management practices and regularly reviewing the most significant risks facing the Company. The Board will perform its risk oversight role by using several different levels of review. Each regular Board meeting will include (i) a strategic overview by the Chief Executive Officer that describes the most significant issues, including risks affecting the Company and (ii) updates on the Company’s business. The Board will also review the risks associated with the Company’s financial forecasts and annual business plan. Members of our management team will meet regularly with our Risk Oversight Committee to assess and manage risks.
Additionally, risks will be identified and managed in connection with the Company’s robust enterprise risk management (“ERM”) process. Our ERM process, which will be overseen by the Risk Oversight Committee, will provide the enterprise with a common framework and terminology to ensure consistency in identification, reporting, and management of key risks. The ERM process will be embedded in our strategic financial planning process, which will ensure explicit consideration of risks that affect the underlying assumptions of strategic plans and provide a platform to facilitate integration of risk information in business decision-making.
The Board intends to delegate to each of its committees upon completion of the Spin-Off responsibility for the oversight of specific risks that fall within the committee’s areas of responsibility, including:
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Our Audit Committee will oversee policies with respect to financial risk assessment, including guidelines to govern the process by which major financial and accounting risk assessment and management is undertaken;

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Our Compensation Committee will consider risks related to compensation policies and practices, with respect to both executive compensation and compensation generally;

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Our Governance Committee will considers risks related to succession planning and corporate governance; and

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Our Risk Oversight Committee will oversee management’s identification and evaluation of mission critical and other key enterprise risks, including risks associated with human resource management, safety, operations, privacy, technology, cybersecurity, and business continuity, and consider risks related to political contributions and lobbying, environmental sustainability, and stakeholder engagement matters, among others.

Compensation Committee Interlocks and Insider Participation
None of our executive officers, employees, or persons having a relationship requiring disclosure under Item 404 of Regulation S-K has served as a member of our compensation committee. None of our executive officers has served on the board of directors of another entity that has one or more executive officers serving on our board of directors.
Corporate Governance Guidelines and Code of Conduct
Our Board will be comprised of a majority of independent directors and committed to the highest quality of corporate governance and accountability to the FedEx Freight stockholders. Upon the completion of the Spin-Off, we will adopt written corporate governance guidelines (our “Corporate Governance Guidelines”) and a code of conduct (our “Code of Conduct”), each of which our Board will periodically review along with all other aspects of our governance policies and practices in light of best practices and make whatever changes it deems appropriate to further our longstanding commitment to the highest standards of corporate governance.
Our Corporate Governance Guidelines will require our directors to disclose actual or potential conflicts of interest and not to participate in any recommendation or decision regarding any transaction in which they have a direct or indirect material interest. Furthermore, the Corporate Governance Guidelines will prescribe the fundamental responsibility of our directors as to promote the best interests of the Company and its stockholders by overseeing the management of the Company’s business and affairs, which responsibility includes the fiduciary duties that directors and officers will owe to FedEx Freight and its stockholders under Delaware law. It will also require that our directors devote the required time to carrying out the duties and responsibilities of membership on our Board.
Our Code of Conduct will apply to all of our directors, officers, and employees, including our principal executive officer and senior financial officers. The Code of Conduct is intended to promote our commitment to integrity and will provide guidelines relating to the handling of activities, investments, or close personal relationships that create, or appear to create, a conflict between personal interests and the interests of FedEx Freight, including the prompt disclosure thereof.
Our Corporate Governance Guidelines and Code of Conduct will be available on our website following the Spin-Off.

Director Nomination Process
Our initial Board is being selected through a process involving both FedEx and us. Following the Spin-Off, our Governance Committee will be tasked with identifying, evaluating, and recruiting director candidates, considering the advisability of adding new directors, and evaluating and recommending existing director nominees to the Board. Our Governance Committee will consider director nominees recommended by stockholders.

DIRECTOR COMPENSATION
Following the Spin-Off, our Compensation Committee will periodically review and make recommendations to our Board regarding the form and amount of compensation for our non-employee directors. We have approved an initial director compensation program that is designed to enable continued attraction and retention of highly qualified directors and to address the time, effort, expertise, and accountability required for active membership on our Board. The program is described in further detail below. Directors who are also our employees are not expected to receive additional compensation for service on our Board.
Annual Retainer:	$110,000
Additional Cash Retainer to Chair of a Committee:	$25,000 for each committee chaired
Annual Equity Grant:	Restricted stock unit grant (“RSUs”) with a grant date value of $175,000
Non-employee directors may elect to receive their annual retainer in all cash, all shares, or 50% in cash and 50% in shares. The number of retainer shares issued will be based on the fair market value of our common stock on the date of issuance, with any fractional amounts paid in cash. The RSUs will vest fully on the earlier of one year after the grant date and the date of the next annual meeting of our stockholders, will accrue dividend equivalent rights which are reinvested in additional RSUs, and will settle in shares of our common stock. Non-employee directors appointed to our Board after the annual meeting of our stockholders will receive a prorated annual retainer and RSU award.

COMPENSATION DISCUSSION AND ANALYSIS
Introduction
This Compensation Discussion and Analysis (this “CD&A”) describes the compensation program historically in effect for the individuals named below. These individuals are expected to be executive officers of FedEx Freight following the Spin-Off. The program described was implemented by FedEx and reflects the historical compensation philosophy, policies, and practices of FedEx. Prior to the Spin-Off, FedEx is expected to make compensation decisions to establish the preliminary compensation philosophy, principles, and program for FedEx Freight. In connection with the Spin-Off, the Compensation Committee will also be established as a committee of the Board. It is expected that the Compensation Committee will establish a compensation philosophy and program design for FedEx Freight to be in effect following the Spin-Off. Because FedEx Freight is currently part of FedEx and not an independent company, the Compensation Committee has not yet been constituted.
The individuals identified below are expected to be executive officers of FedEx Freight and received compensation from FedEx during the period covered by this CD&A. We refer to these individuals as the FedEx Freight named executive officers and the titles set forth below are the titles these individuals currently hold at FedEx Freight.
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John A. Smith, President

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Clement Edward Klank III, Senior Vice President — Chief Human Resources and Legal Officer

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Clinton D. McCoy, Chief Operating Officer

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Michael B. Lyons, Senior Vice President — Chief Specialized Services and Commercial Officer

As noted above, FedEx Freight is currently a wholly owned subsidiary of FedEx. Mr. Smith is an executive officer of FedEx and, accordingly, his annual compensation has been determined and approved by FedEx’s Compensation and Human Resources Committee (the “FedEx CHRC”). Past compensation of each of the FedEx Freight named executive officers other than Mr. Smith was generally determined by FedEx management.
This CD&A describes the historical compensation philosophy, policies, and practices of FedEx in respect of its executive officers (including Mr. Smith) and the other FedEx Freight named executive officers and outlines certain aspects of FedEx Freight’s anticipated compensation structure for FedEx Freight’s executive officers following the Spin-Off. FedEx did not pay any compensation to the other individuals who are expected to become executive officers of FedEx Freight during the period covered by this CD&A, including Marshall W. Witt, who is expected to serve as Senior Vice President — Chief Financial Officer of FedEx Freight. Mr. Witt does not have compensation reflected throughout this CD&A since he was not employed by FedEx during the fiscal year ended May 31, 2025. He joined FedEx Freight on October 15, 2025.
Executive Summary
FedEx Compensation Philosophy
The FedEx approach to senior officer compensation is designed to achieve the following:
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Ensure that management’s interests are aligned with FedEx stockholders.

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Support the achievement of the FedEx strategy.

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Attract, retain, and motivate a highly talented, skilled, and experienced management team.

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Differentiate pay based on individual performance, particularly in FedEx’s annual bonus program, and company performance, particularly in FedEx’s long-term incentive programs.

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Focus on long-term success through a balance of short- and long-term pay programs.

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Balance compensation risk with an appropriate combination of fixed and variable pay programs.

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Provide a competitive and internally equitable compensation and benefits package.

Tenure, position, and level of responsibility are important factors in the compensation of any FedEx employee. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of stock options and restricted shares awarded are all closely tied to management level and responsibilities.
FedEx’s philosophy is to (i) closely align the compensation paid to its senior officers with the performance of the company on both a short-term and long-term basis and (ii) set performance goals that do not promote excessive risk while supporting the company’s core long-term financial goals. FedEx’s senior officer compensation is, in large measure, highly variable and linked to the above goals and the performance of the FedEx stock price over time.
FedEx Compensation Objectives and Design-Related Features
FedEx designs its compensation program to further its mission of producing superior financial returns for its stockholders by pursuing the following objectives:
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Retain and attract highly qualified and effective senior officers.

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Motivate senior officers to contribute to its future success and to build long-term stockholder value and reward them accordingly.

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Further align senior officer and stockholder interests.

Market Referencing
FedEx uses external survey data solely as a market reference point to assess the competitiveness of its compensation programs. For the fiscal 2025 senior officer compensation review, FedEx considered survey data published by two major consulting firms engaged by the company: Willis Towers Watson and Aon Consulting. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies), including U.S. and multinational companies, in its respective database with annual revenues between $40 billion and $185 billion.
It is expected that FedEx Freight will also use external survey data as a market reference point to assess the competitiveness of its compensation programs.
Pay for Performance
FedEx’s senior officer compensation program is intended not only to retain and attract highly qualified and effective senior officers, but also to motivate them to substantially contribute to FedEx’s future success for the long-term benefit of stockholders and appropriately reward them for doing so. Accordingly, FedEx believes that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and FedEx’s senior officer compensation program reflects this belief. In particular, annual incentive compensation (“AIC”) payments, long-term incentive (“LTI”) payments, and stock options represent a significant portion of our senior officer compensation program, and this variable compensation is “at risk” and directly dependent upon the achievement of corporate financial-performance goals and stock price appreciation.
FedEx Freight expects to maintain a strong relationship between executive compensation and corporate performance.
Align Management and Stockholder Interests
FedEx awards stock options and restricted stock to create and maintain a long-term economic stake in the company for its officers, thereby aligning their interests with the interests of FedEx stockholders.
All active FedEx LTI plans, as well as the FY23–FY25 LTI plan, require the achievement of multiple pre-established financial performance metrics to receive a payout. All FedEx LTI plans also include achievement of a pre-established adjusted earnings per share (“EPS”) goal for a three-fiscal-year period as the most heavily weighted performance metric. To further align senior officer compensation with stockholder returns, relative total shareholder return (“TSR”) is included as 25% of the total payout opportunity in the active LTI plans and the FY23–FY25 LTI plan and ROIC is included as 25% of the total payout opportunity in the active LTI plans.
It is anticipated that FedEx Freight will rely on an equity-based long-term incentive compensation program in order to align management and stockholder interests.
Stock Ownership Goals for Senior Officers
In order to encourage significant stock ownership by FedEx’s senior management, including the FedEx Freight named executive officers, and to further align their interests with the interests of FedEx stockholders, the FedEx Board has adopted stock ownership goals for senior officers, which is included in FedEx’s Corporate Governance Guidelines. With respect to FedEx’s senior officers, the goal is that within five years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:
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6x for the executive Chairman (if serving) and President and Chief Executive Officer,

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3x for the other executive officers, and

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1x for the other senior officers.

It is anticipated that FedEx Freight will establish stock ownership guidelines for its senior officers and possibly others.
Policy Regulating Trading by Insiders
FedEx has comprehensive and detailed policies (set forth in FedEx’s Securities Manual (the “FedEx Securities Manual”)) that regulate trading by FedEx insiders, including the FedEx Freight named executive officers. The FedEx Securities Manual prohibits certain transactions and practices, including margin accounts and pledges unless the insider clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities, as well as hedging or monetization transactions designed to limit the financial risk of ownership.
FedEx Freight will implement similar policies that regulate trading by FedEx Freight insiders.
Clawback Policies
In June 2023, the FedEx Board, upon the recommendation of the FedEx CHRC, adopted a FedEx Corporation Policy on Recoupment of Incentive Compensation, or clawback policy, which was adopted to comply with Section 10D of the Exchange Act and the Exchange listing standards adopted in 2023 as mandated by the Dodd-Frank Act. Under the policy, which applies to FedEx’s current and former Section 16 officers, FedEx must recover erroneously awarded incentive-based compensation on a pre-tax basis (including compensation based on stock price or TSR), subject to very limited exceptions. Recovery is triggered by accounting restatements that correct errors that are material to previously issued financial statements (“Big R” restatements), as well as restatements that correct errors that are not material to previously issued financial statements but would result in a material misstatement if (a) the errors were left uncorrected in the current report or (b) the error correction was recognized in the current period (“little r” restatements). The policy does not provide for enforcement discretion by the FedEx CHRC or the FedEx Board and requires recovery regardless of whether a covered person engaged in any misconduct or is at fault.
In July 2023, the FedEx Board, upon the recommendation of the FedEx CHRC, adopted a second clawback policy, which applies to FedEx’s current and former Section 16 officers, and enables the recoupment of compensation in certain circumstances outside of a financial restatement. The policy authorizes the FedEx CHRC, in its sole discretion, to require the return, repayment, or forfeiture of any equity-based (whether subject to performance conditions or time-based vesting) or cash incentive compensation when it is determined that a Section 16 officer engaged in fraud or willful misconduct in the performance of his or her duties that resulted in reputational or financial harm to FedEx.
FedEx Freight will adopt a clawback policy or policies which comply with applicable law, regulation, and listing standards.

Role of the FedEx CHRC, its Compensation Consultant, and the Chief Executive Officer
The FedEx Board is responsible for the compensation of FedEx’s executive officers. The purpose of the FedEx CHRC, which is composed solely of independent directors, is to help discharge this responsibility by, among other things, regularly evaluating the elements of FedEx’s compensation programs to ensure that they appropriately align executive pay with FedEx’s performance, reflect the feedback shared by its stockholders, and are consistent with both FedEx and stockholder short-term and long-term goals given the dynamic nature of FedEx’s business and the markets where FedEx competes for talent. The FedEx CHRC annually approves the design of FedEx’s executive compensation program, performance objectives, specific goals, and compensation levels for FedEx’s executive officers and does so with the assistance of the independent directors on the FedEx Board, its independent compensation consultant, and its Chief Executive Officer.
The Compensation Committee is expected to seek input from the independent directors on the Board, an independent compensation consultant, and its Chief Executive Officer with respect to executive compensation matters. Following the Spin-Off, the Compensation Committee is expected to retain an independent consultant to advise it in its compensation planning decisions.
Compensation Elements and Fiscal 2025 Amounts
Base Salary
FedEx’s primary objective with respect to the base salary levels of its senior officers is to provide sufficient fixed cash income to retain and attract highly marketable officers in a competitive market for executive talent. The base salaries of its senior officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries of the officers relative to one another, overall market competitiveness, and the internal salary ranges for the officer’s level. The base salaries of the FedEx Freight named executive officers effective October 1, 2024, were as follows:
Name	Annual Base Salary ($)
J.A. Smith	912,024
C.E. Klank	454,728
C.D. McCoy	331,116
M.B. Lyons	324,450
The Compensation Committee is expected to determine the salaries of FedEx Freight’s executive officers. In making these determinations, the Compensation Committee is expected to consider factors such as the responsibilities of the executives post-separation and market data for similar positions at peer companies.
AIC Program
The primary objective of FedEx’s AIC program is to motivate its people to achieve its annual financial goals and other business objectives and reward them accordingly. The program generally provides an annual cash bonus opportunity to many of FedEx’s salaried employees on an enterprise-wide basis at the conclusion of each fiscal year. The payout opportunity is based upon the achievement of financial-performance objectives, as well as individual performance objectives as described below.
All of the FedEx Freight named executive officers participated in the fiscal 2025 AIC plan. Target AIC payouts are established as a percentage of the officer’s base salary actually paid during the fiscal year. Payouts above target levels are based exclusively upon the company’s financial performance (except with respect to the FedEx’s Chief Executive Officer). Accordingly, the officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance.
AIC objectives for company annual financial performance have historically been based upon FedEx’s business plan for the fiscal year, which is reviewed and approved by the FedEx Board and which reflects, among other things, the risks and opportunities identified in connection with its enterprise risk management process. Consistent with its long-term focus and in order to discourage unnecessary and excessive risk-taking, the AIC program has historically measured performance against its business plan, rather than a fixed growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. FedEx has historically addressed year-over-year improvement targets through FedEx’s LTI plans, as discussed below.
Fiscal 2025 AIC Plan Design
In order to continue motivating management to achieve strong financial performance, the performance measure for all participants in the fiscal 2025 AIC plan was FedEx adjusted consolidated operating income. In order to ensure that payouts under the fiscal 2025 AIC plan accurately reflected FedEx’s core financial performance, in June 2024 the FedEx Board, upon the recommendation of the FedEx CHRC, approved excluding fiscal 2025 costs incurred in connection with business optimization initiatives related to DRIVE, its comprehensive program to improve long-term profitability, from fiscal 2025 consolidated operating income for purposes of the plan. The FedEx Board determined it was appropriate to minimize the impact of business optimization costs for all plan participants. In June 2025, the FedEx Board, upon the recommendation of the FedEx CHRC, approved also excluding (i) costs associated with the Spin-Off, (ii) costs related to international regulatory and legacy FedEx Ground legal matters, and (iii) a noncash impairment charge related to the fiscal 2025 impairment of certain aircraft and related engines from fiscal 2025 adjusted consolidated operating income. For a reconciliation of fiscal 2025 adjusted consolidated operating income used for the fiscal 2025 AIC plan to the most directly comparable GAAP measure, please refer to Appendix C to the FedEx proxy statement filed in respect of the fiscal year ended May 31, 2025.
The adjusted consolidated operating income target objective under the fiscal 2025 AIC plan was higher than the fiscal 2025 business plan objective for adjusted consolidated operating income and required significant year-over-year growth in adjusted consolidated operating income and above-plan performance to achieve a target or above-target payout. The maximum payout opportunity under the plan was 150% of the target amount. The actual payout for plan participants, including the FedEx Freight named executive officers, also depended on the achievement level of their respective individual performance objectives.
The fiscal 2025 AIC payout opportunity for the FedEx Freight named executive officers was based on the achievement of corporate objectives for adjusted consolidated operating income, as described above. The fiscal 2025 AIC plan did not have a funding floor for the FedEx Freight named executive officers, and the maximum fiscal 2025 AIC payout opportunity for each FedEx Freight named executive officer was 150% of his target bonus. The fiscal 2025 AIC target payout for each of the FedEx Freight named executive officers, as a percentage of his base salary paid during fiscal 2025, was as follows:
Name	Target Payout (As a Percentage of Base Salary)
J.A. Smith	120%
C.E. Klank	50%
C.D. McCoy	50%
M.B. Lyons(1)	49.3%

(1)
Target payout prorated to reflect promotion to Senior Vice President, FedEx Custom Critical and Freight Strategy at FedEx Freight effective August 1, 2024.

The minimum AIC payout opportunity for each of the FedEx Freight named executive officers was zero, as a result of the threshold financial-performance objective and the ability of each individual’s respective manager to adjust the officer’s bonus amount downward based on the achievement of individual performance objectives, as described below. Individual performance objectives are designed to further the company’s business objectives. Achievement of individual performance objectives is generally within each officer’s control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each of the FedEx Freight named executive officer’s individual performance objectives was based on his respective manager’s evaluation at the conclusion of the fiscal year. Mr. Smith’s performance objectives are also reviewed by the FedEx CHRC. The actual AIC payout ranges on a sliding scale based upon the performance of the individual and the company against the objectives.
Individual performance objectives for the FedEx Freight named executive officers for fiscal 2025 varied by position and included (but were not limited to):
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Guide continued improvement in safety and security across all FedEx operations;

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Provide leadership to support the achievement of financial goals;

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Guide and support key strategic initiatives;

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Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;

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Recruit and develop executive talent and ensure successors exist for all management positions;

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Promote the People-Service-Profit culture and Purple Promise commitment throughout the company; and

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Maintain the highest standards of corporate governance including continued focus on compliance activities, appropriate sustainability activities, and enhancement of the FedEx worldwide brand and reputation.

Fiscal 2025 AIC Performance and Payouts
The following table shows the threshold, target, and maximum objectives for adjusted consolidated operating income under FedEx’s fiscal 2025 AIC plan as well as its actual performance (in millions). The actual AIC plan payout ranges on a sliding scale based upon the performance of the company against its financial performance objectives. Actual fiscal 2025 adjusted consolidated operating income was below the target objective under the fiscal 2025 AIC plan.
Company Performance Measure	Threshold	Target	Maximum	Actual
Adjusted Consolidated Operating Income(1)	$6,077	$7,245	$7,332	$6,120

(1)
As discussed above, the FedEx Board, upon the recommendation of the FedEx CHRC, approved the exclusion of certain items from actual adjusted consolidated operating income for purposes of the fiscal 2025 AIC plan. For a reconciliation of fiscal 2025 adjusted consolidated operating income to the most directly comparable GAAP measure, please refer to Appendix C to the FedEx proxy statement filed in respect of the fiscal year ended May 31, 2025.

The following table sets forth the actual AIC payout for each FedEx Freight named executive officer as compared to his target AIC payout:
Name	Target AIC Payout ($)	Actual AIC Payout ($)
J.A. Smith	1,079,587	261,800
C.E. Klank	223,186	55,797
C.D. McCoy	169,469	42,367
M.B. Lyons	153,256	38,314
FedEx Freight is expected to establish an annual cash incentive plan that will reward its executive officers based on the satisfaction of a combination of corporate financial metrics and operational goals, as established by the Compensation Committee.
LTI Program
The FedEx LTI program provides a long-term cash payment opportunity to members of management, including the FedEx Freight named executive officers, based upon achievement of long-term objectives for financial and stock price performance. The primary objective of FedEx’s LTI program is to motivate management to contribute to FedEx’s future success and to build long-term stockholder value and reward them accordingly. The FY23–FY25 LTI plan is described below.
FY23–FY25 LTI Plan
The FY23 – FY25 LTI plan included three financial performance metrics: (1) adjusted EPS for the three-fiscal-year period, weighted at 50% of the total payout opportunity; (2) CapEx/Revenue for the three-fiscal-year period, weighted at 25% of the total payout opportunity; and (3) relative TSR for the three-fiscal-year period, weighted at 25% of the total payout opportunity.
EPS. The FedEx CHRC and FedEx Board determined that EPS was an appropriate financial metric for the FY23 – FY25 LTI plan given that growth in EPS strongly correlates to long-term stock price appreciation. Payouts under the EPS component of the FY23 – FY25 LTI plan were determined as follows:
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No payment unless the three-year average annual adjusted EPS growth rate (“EPS growth rate”) is at least 5%;

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Target payout if the EPS growth rate is 15.0%;

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Above-target payout if the EPS growth rate is above 15.0%, up to an amount equal to 150% of the target payout if the EPS growth rate is 17.5%;

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Above-target payout if the EPS growth rate is above 17.5%, up to a maximum amount (equal to 200% of the target payout) if the EPS growth rate is 20.0% or higher; and

•
Below-target payout if the EPS growth rate is below 15.0%, down to a threshold amount (equal to 25% of the target payout) if the EPS growth rate is 5%.

CAPEX/REVENUE. The second metric in the FY23 – FY25 LTI plan, CapEx/Revenue, was chosen to incentivize management to further optimize capital deployment and efficiency over the three-fiscal-year period. The FedEx CHRC and the FedEx Board chose to use CapEx/Revenue in combination with the historical EPS metric and relative TSR because it can easily be calculated from publicly available information, is easily understood by all plan participants, and works in conjunction with EPS to improve cash flow. The threshold, target, and maximum payout objectives were established based on the forecasted level of capital expenditures for the three-fiscal-year period. Payouts under the CapEx/Revenue component of the FY23 – FY25 LTI plan were determined as follows:
•
No payout unless CapEx/Revenue is at or below 7.2%;

•
Target payout if CapEx/Revenue is at 6.9%;

•
Above-target payout if CapEx/Revenue is below 6.9%, up to a maximum payout (equal to 150% of the target payout) if CapEx/Revenue is at or below 6.6%; and

•
Below-target payout if CapEx/Revenue is above 6.9%, down to a threshold amount (equal to 25% of the target payout) if CapEx/Revenue is at 7.2%.

RELATIVE TSR. The third metric in the FY23 – FY25 LTI plan, relative TSR, was chosen to directly align executive compensation with stockholder returns. The relative TSR metric measures the total return on an investment in FedEx stock to an investor (stock price appreciation plus dividends) compared to the total return of the stock of the companies in the S&P 500 Index over a three-fiscal-year period. If FedEx’s TSR over the three-fiscal-year period is negative, there will be no payout, regardless of performance against the companies in the S&P 500 Index. Payouts under the relative TSR component of the FY23 – FY25 LTI plan were determined as follows:
•
No payout unless relative TSR is above the 25th percentile;

•
Target payout if relative TSR is above the 50th percentile, up to the 75th percentile;

•
Maximum payout (equal to 200% of the target payout) if relative TSR is above the 75th percentile; and

•
50% of the target payout if relative TSR is at the 50th percentile or below, down to the 26th percentile.

Mark-to-Market Retirement Plans Accounting and Other Adjustments to EPS for LTI Plan Purposes
The FY23 – FY25 LTI plan, as well as all active LTI plans, include the achievement of FedEx EPS goals for the three-fiscal-year period as the most heavily weighted performance metric. The LTI plan design provides for payouts for the EPS plan component that correspond to specific EPS goals established by the FedEx Board that represent total growth in EPS (over a base year) for the three-year term of the LTI plan.
The mark-to-market retirement plans accounting adjustments (“MTM Adjustments”), which reflect year-end and other adjustments to the valuation of FedEx’s defined benefit pension and other postretirement plans, can vary dramatically from year-to-year, as they are significantly impacted by changes in interest rates and the financial markets. As a result, the FedEx Board, upon the recommendation of the FedEx CHRC, previously determined that MTM Adjustments will be excluded from EPS calculations under all FedEx LTI plans. In addition, the FedEx Board, upon the recommendation of the FedEx CHRC, approved the exclusion of business optimization costs from fiscal 2023, 2024, 2025, and 2026 EPS for purposes of the FY23 – FY25 LTI plan and all active LTI plans. The FedEx Board determined that, by excluding these costs, payouts, if any, under the LTI plans will more accurately reflect FedEx’s core financial performance.
The FedEx Board, upon the recommendation of the FedEx CHRC, approved the exclusion of certain other items from fiscal 2022, 2023, 2024, and 2025 EPS for purposes of FedEx’s FY23 – FY25, FY24 – FY26, and FY25 – FY27 LTI plans, and for establishing the baseline EPS for the FY23 – FY25 LTI plan and all active LTI plans. The FedEx Board determined that, by excluding each of these items, payouts, if any, under the LTI plans will more accurately reflect FedEx’s core financial performance in these years, as applicable. A discussion of the items excluded for each fiscal year and full reconciliations showing the individual adjustments to the GAAP EPS measure for the applicable fiscal year, as compared to the non-GAAP EPS measure used for each applicable LTI plan, please refer to Appendix C to the FedEx proxy statement filed in respect of the fiscal year ended May 31, 2025.
During fiscal 2023, FedEx repurchased 9,180,752 shares under its stock repurchase program. Because the positive impact on EPS resulting from these stock repurchases did not reflect core business performance, the FedEx Board, upon the recommendation of the FedEx CHRC, approved the exclusion of the impact of the fiscal 2023 stock repurchases in excess of that which offset dilution from equity awards from EPS for fiscal 2023 for the purpose of calculating attainment under the FY23 – FY25 LTI plan. Beginning in fiscal 2024, the impact of stock repurchases in excess of that which offset dilution from equity awards was not excluded from EPS for LTI plan purposes.
Fiscal 2025 LTI Performance and Payouts
For the FY23 – FY25 LTI plan, the baseline EPS over which the three-fiscal-year average annual EPS growth rate goals are measured was $20.61. For purposes of establishing the baseline EPS for the FY23 – FY25 LTI plan, fiscal 2022 GAAP EPS of $14.33 was adjusted to exclude (i) MTM Adjustments ($4.49 per diluted share), (ii) fiscal 2022 business realignment costs ($0.80 per diluted share), (iii) costs related to a legacy FedEx Ground legal matter incurred in fiscal 2022 ($0.60 per diluted share), and fiscal 2022 TNT Express integration expenses ($0.39 per diluted share).
The following table presents the EPS, CapEx/Revenue, and relative TSR threshold (minimum), target, and maximum objectives under FedEx’s FY23 – FY25 LTI plan, which was established by the FedEx Board in June 2022, and FedEx’s actual adjusted EPS, CapEx/Revenue, and relative TSR under the plan for the three-fiscal-year period ended May 31, 2025:
Performance Measure	Threshold	Target	Maximum	Actual
FY23 – FY25 Adjusted EPS	$ 68.22	$ 82.31	$ 90.03	$ 49.88*
FY23 – FY25 CapEx/Revenue	7.2%	6.9%	6.6%	5.8%
FY23 – FY25 Relative TSR	>25% of S&P 500 up to 50%	>50% of S&P 500 up to 75%	>75% of S&P 500	>25% of S&P 500 up to 50%

*
The actual aggregate adjusted EPS consists of $13.91 for fiscal 2023, $17.78 for fiscal 2024, and $18.19 for fiscal 2025. For a reconciliation of the applicable non-GAAP EPS measure to the corresponding GAAP EPS measure, please refer to Appendix C to the FedEx proxy statement filed in respect of the fiscal year ended May 31, 2025.

The following table shows the threshold, target, and maximum payout opportunities under the FY23 – FY25 LTI plan and the actual payout to the FedEx Freight named executive officers:
Name	Threshold LTI Payout ($)	Target LTI Payout ($)	Maximum LTI Payout ($)	Actual LTI Payout ($)
J.A. Smith	114,149	1,826,389	3,424,479	913,194
C.E. Klank	20,625	330,000	618,750	165,000
C.D. McCoy	16,250	260,000	487,500	130,000
M.B. Lyons	10,833	173,333	325,000	86,667
FedEx Freight is expected to establish a long-term equity-based incentive plan that will reward its executive officers based on the satisfaction of long-term corporate financial metrics, as established by the Compensation Committee.
Promotional Bonuses
FedEx provides promotional bonuses to senior officers, which are generally paid in two installments over one year upon an officer’s promotion. In August 2024, Mr. Lyons received the first installment ($25,000) of a promotional bonus of $50,000 related to his appointment as Senior Vice President, FedEx Custom Critical and Freight Strategy at FedEx Freight.
Long-Term Equity Incentives — Stock Options and Restricted Stock
FedEx’s primary objective in providing long-term equity incentives to its officers is to further align their interests with those of FedEx’s stockholders by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term stockholder return. Equity awards also serve as an effective retention and motivational vehicle, focusing officers on the long-term success of FedEx and rewarding them when the stock price appreciates. During fiscal 2025 the FedEx CHRC again reviewed FedEx’s long-term equity incentive programs and determined that they continue to be appropriate for FedEx.
Amount
Stock options and restricted stock are generally granted to senior officers on an annual basis. As discussed above, an officer’s position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the following factors may be considered:
•
Target total direct compensation (“TDC”) levels and referenced survey data — as discussed above, FedEx includes the total target value of all annual equity-based awards (including tax payments for restricted stock awards) in its calculation of target TDC levels for FedEx’s officers;

•
The total number of shares then available to be granted; and

•
Potential stockholder dilution.

Other factors that may be considered, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued officer or recognize a particular officer’s contributions. None of these factors is given any particular weight and the specific factors used may vary among individual officers.

Timing
Stock option and restricted stock awards are generally made to officers on an annual basis according to a pre-established schedule. The FedEx CHRC approves the grant of all equity awards to FedEx’s Section 16 officers (such as Mr. Smith) and all non-management FedEx Board members, and may, to the extent permitted by FedEx’s equity compensation plans, delegate to one or more FedEx officers the authority to grant equity awards to other eligible individuals (such as the other FedEx Freight named executive officers).
Throughout the year, equity awards are made to new hires, promoted employees, and, in certain circumstances, as a reward for exceptional performance or for motivational or retention purposes. When the FedEx CHRC approves a special grant outside of the annual-grant framework, such grants are typically made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual’s promotion or the officer’s election, if such effective date is after the approval date. If the meeting date falls within a blackout period when trading in FedEx securities is prohibited under the FedEx Securities Manual, the FedEx CHRC may approve the awards but make them effective as of a future grant date that falls outside of such blackout period.
In addition, with respect to the timing of FedEx’s equity awards:
•
FedEx does not time equity-based awards in coordination with the release of material, non-public information and has never had a practice of doing so; and

•
FedEx has never timed and does not plan to time the release of material, non-public information for the purpose of affecting the value of employee or FedEx Board compensation.

Pricing
The exercise price of stock options granted under FedEx’s equity incentive plans is equal to the fair market value of FedEx’s common stock on the date of grant. Under the terms of FedEx’s equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx’s common stock on the Exchange on that day. FedEx believes this is the most equitable method for determining the exercise price of FedEx’s stock option awards given the intra-day price volatility often shown by FedEx’s stock.
Vesting
Stock options and restricted stock granted to senior officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of FedEx’s officers, since unvested stock options are forfeited upon termination of the officer’s employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer’s employment for any reason other than death, permanent disability, or retirement.
FedEx Freight is expected to implement a long-term equity incentive program for its executive officers that aligns their interests with those of its stockholders by facilitating significant ownership of FedEx Freight stock by the officers. It is expected that each of FedEx Freight’s executive officers will participate in the long-term equity incentive program.
Fiscal 2025 Awards
The FedEx Freight named executive officers were granted the following stock option and restricted stock awards during fiscal 2025:
Name	Number of Stock Options	Number of Shares of Restricted Stock
J.A. Smith(1)	11,126	3,527
C.E. Klank(2)	2,210	560
C.D. McCoy(3)	1,347	593
M.B. Lyons(4)	1,387	388

(1)
Granted on June 27, 2024. Includes a one-time special grant of 415 shares of restricted stock awarded to Mr. Smith for motivation and retention purposes.

(2)
Granted on June 27, 2024.

(3)
Stock options and 339 shares of restricted stock granted on June 27, 2024. Also includes a one-time special grant of 254 shares of restricted stock awarded to Mr. McCoy on March 24, 2025 for motivation and retention purposes.

(4)
1,162 stock options granted on June 27, 2024. Also includes a one-time special grant of 388 shares of restricted stock and 225 stock options awarded to Mr. Lyons on September 23, 2024 in connection with his promotion to Senior Vice President, FedEx Custom Critical and Freight Strategy at FedEx Freight.

The amount reported for restricted stock awards in the Summary Compensation Table reflects the average of the high and low prices of FedEx common stock on the Exchange on the grant date.
Treatment of Long-Term Equity Incentive Compensation in Connection with the Spin-Off
FedEx long-term equity compensation awards will be treated as described in the section entitled “The Spin-Off — Treatment of Equity Awards.”
FedEx Freight 2026 Omnibus Stock Incentive Plan
FedEx Freight will adopt an omnibus stock incentive plan effective as of the Distribution Date. The terms and conditions of the plan have not yet been determined. We will provide a summary of the terms and conditions of the plan in subsequent amendments to this Information Statement.
FedEx Freight 2026 Employee Stock Purchase Plan
FedEx Freight will adopt an employee stock purchase plan following the Distribution Date. The terms and conditions of the plan have not yet been determined. We will provide a summary of the terms and conditions of the plan in subsequent amendments to this Information Statement.
Offer Letter with Mr. Witt
Mr. Witt is a party to an offer letter, pursuant to which he serves in the position of Senior Vice President and Chief Financial Officer of FedEx Freight, effective October 15, 2025. The offer letter provides for an annual base salary of $585,000 and a sign-on bonus of $250,000, payable in two installments of $125,000 each, with the first installment payable upon commencement of employment and the second installment payable on the six-month anniversary of his start date, subject to his continued employment through such date.
Pursuant to the offer letter, Mr. Witt is eligible to participate in our AIC and LTI programs and to receive fiscal year 2026 FedEx restricted stock and FedEx stock option grants at the FedEx Freight senior vice president level, in each case on a prorated basis for fiscal year 2026. In addition, Mr. Witt will receive new-hire equity awards consisting of FedEx restricted stock and FedEx stock options. The grant date value of the FedEx restricted stock award, inclusive of the related tax payment, was $582,500, with shares vesting ratably over three years. The grant date value of the FedEx stock option award was $72,500, with options vesting ratably over four years. Mr. Witt’s FedEx equity awards that are outstanding as of the Distribution Date will be treated as set forth in “The Spin-Off — Treatment of Equity Awards.”
Pursuant to the offer letter, Mr. Witt will be eligible to receive a one-time cash bonus in the amount of $585,000 upon the earlier of (i) the completion of the Spin-Off and (ii) a determination by the FedEx Board that FedEx Freight will not be separated into an independent public company or the unsuccessful execution of the Spin-Off.
The offer letter further provides that, following the completion of the Spin-Off, a request will be made on Mr. Witt’s behalf for a special restricted stock grant of our common stock with a grant date value of $3.0 million (inclusive of any related tax payment), vesting ratably over three years, subject to our first filing of a periodic report (Form 10-Q or Form 10-K) with the SEC. The grant is subject to approval by the Compensation Committee, and vesting is generally subject to Mr. Witt’s continued employment through each applicable vesting date.
In addition to the foregoing, Mr. Witt is eligible to participate in the benefit plans and programs generally available to our other named executive officers.
Perquisites, Tax Payments, and Other Compensation
During fiscal 2025, the FedEx Freight named executive officers received certain other annual compensation from FedEx, including:
•
Certain perquisites, such as tax return preparation and financial counseling services, umbrella insurance, and, with respect to Mr. Smith, use of corporate aircraft to attend meetings of outside companies (though officers receiving this perquisite are required to reimburse FedEx for certain costs related to such usage), security services and equipment, digital security monitoring and protection services, and personal physical examinations (the FedEx Freight named executive officers other than Mr. Smith did not receive perquisites and other personal benefits over $10,000);

•
Group term life insurance and 401(k) company-matching contributions; and

•
Tax payments relating to restricted stock awards and, with respect to Mr. Smith, certain business-related use of corporate and commercial aircraft.

FedEx provides this other compensation to enhance the competitiveness of its senior officer compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation, and financial planning), safety (security services and equipment and digital security monitoring and protection services), and health (annual physical examinations) of FedEx’s senior officers so they can focus on producing superior financial returns for FedEx stockholders.
Additionally, in fiscal 2025 Messrs. McCoy and Lyons received one-time payments of $19,500 and $14,500, respectively, related to the dissolution of FedEx Freight Corporation and a corresponding retiree healthcare benefit plan. All affected individuals received a lump sum payout in the amount of the net value of the benefits to which they were entitled under the plan as determined by an actuarial analysis.
FedEx Freight’s executive officers may receive certain perquisites and personal benefits. The Compensation Committee will review and approve FedEx Freight’s policies and procedures regarding perquisites and other personal benefits and tax payments.
Post-Employment Compensation
While none of the FedEx Freight named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:
•
Retirement benefits under FedEx’s 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan; a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees’ Pension Plan; and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide the benefits that otherwise would be paid under the tax-qualified pension plan but for certain limits under U.S. tax laws;

•
Accelerated vesting of restricted stock upon retirement (at or after age 60), death, or permanent disability or a change of control of FedEx;

•
Accelerated vesting of stock options upon death or permanent disability or a change of control of FedEx;

•
With respect to Mr. Smith, lump sum cash payments and post-employment insurance coverage under his Management Retention Agreement with FedEx (“MRA”) upon a qualifying termination after a change of control of FedEx. The MRA with respect to Mr. Smith, as well as the accelerated vesting of equity awards upon a change of control of FedEx, are intended to secure FedEx senior officers’ continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of FedEx’s stockholders when evaluating any such potential transaction;
•
Partial payouts under applicable LTI plans based on the portion of the three-fiscal-year periods during which the officer was employed following retirement, death, or permanent disability; and

•
A prorated payout under the applicable AIC plan based on the portion of the fiscal year during which the officer was employed following retirement, death, or permanent disability.

The FedEx CHRC approves and recommends FedEx Board approval of all plans, agreements, and arrangements that provide for these payments and benefits.
FedEx Freight is expected to adopt retirement and severance programs in connection with the Spin-Off.
Risks Arising from Compensation Policies and Practices
FedEx Freight will conduct periodic risk assessments with respect to the compensation policies and practices adopted by FedEx Freight to identify any compensation plans and practices that may encourage employees to take inappropriate risks.
Tax Deductibility of Compensation
Section 162(m) of the Code is expected to limit the income tax deduction taken by FedEx Freight for certain executive compensation following the Spin-Off. The Compensation Committee may nevertheless approve compensation that will not be fully deductible in order to ensure competitive levels of total compensation for its executive officers.
Summary Compensation Table
This section contains certain tabular and narrative information regarding the compensation of the FedEx Freight named executive officers for the fiscal year ended May 31, 2025.
Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)
John A. Smith President (Principal Executive Officer)	2025	899,656	0	1,030,343	1,197,882	1,174,994	214,759	763,439	5,281,073
Clement Edward Klank III Senior Vice President – Chief Human Resources and Legal Officer	2025	446,372	0	163,593	237,940	220,797	78,842	120,848	1,268,392
Clinton D. McCoy Chief Operating Officer	2025	338,939	0	161,051	145,025	172,367	33,870	135,878	987,130
Michael B. Lyons Senior Vice President – Chief Specialized Services and Commercial Officer	2025	310,703	25,000	100,149	145,125	124,981	9,078	93,242	808,278

(1)
Reflects titles these individuals currently hold at FedEx Freight.

(2)
The amount reported in this column reflects the first installment of a promotional bonus paid to Mr. Lyons related to his appointment as Senior Vice President, FedEx Custom Critical and Freight Strategy at FedEx Freight.

(3)
The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the FedEx Freight named executive officers during fiscal 2025, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718. These amounts reflect the calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx common stock (the average of the high and low prices of the stock on the Exchange) on the date of grant multiplied by the number of shares awarded.
For accounting purposes, the Black-Scholes option pricing model is used to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the “Option Awards” column are included in note 2 to the audited consolidated financial statements included herein and note 11 to FedEx’s audited consolidated financial statements for the fiscal year ended May 31, 2025, included in its Annual Report on Form 10-K for fiscal 2025. See the “Grants of Plan-Based Awards During Fiscal 2025” table for information regarding restricted stock and option awards granted to the FedEx Freight named executive officers during fiscal 2025.
(4)
Reflects cash payouts under FedEx’s fiscal 2025 AIC plan and FY23 – FY25 LTI plan, as follows (for further discussion of the fiscal 2025 AIC plan and the FY23 – FY25 LTI plan, see “— Compensation Elements and Fiscal 2025 Amounts — AIC Program” and “— Compensation Elements and Fiscal 2025 Amounts — LTI Program” above):

Name	Year	AIC Payout ($)	LTI Payout ($)	Total Non-Equity Incentive Plan Compensation ($)
J.A. Smith	2025	261,800	913,194	1,174,994
C.E. Klank	2025	55,797	165,000	220,797
C.D. McCoy	2025	42,367	130,000	172,367
M.B. Lyons	2025	38,314	86,667	124,981

(5)
Reflects the actuarial increase in the present value of the FedEx Freight named executive officer’s benefits under the Pension Plan and the Parity Plan (as each such term is defined under “— Fiscal 2025 Pension Benefits — Overview of Pension Plans”). The amounts in the table and this footnote were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included herein and in FedEx’s Annual Report on Form 10-K for the fiscal year ended May 31, 2025. See “— Fiscal 2025 Pension Benefits” below.

(6)
Includes:

•
The aggregate incremental cost to FedEx of providing perquisites and other personal benefits to Mr. Smith (no other FedEx Freight named executive officer received perquisites and other personal benefits over $10,000);

•
Group term life insurance premiums paid by FedEx;

•
Company-matching contributions under FedEx’s tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan; and

•
Tax payments relating to restricted stock awards and, for Mr. Smith, certain business-related use of corporate and commercial aircraft. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the recipient to sell a portion of a stock award to pay the corresponding tax obligation. SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as “other compensation” in the Summary Compensation Table.

The following table shows the amounts included for each such item:
Name	Year	Perquisites and Other Personal Benefits ($)(a)	Life Insurance Premiums ($)	Company Contributions Under 401(K) Plan ($)	Tax Reimbursement Payments ($)(a)	Other ($)(b)	Total ($)
J.A. Smith	2025	72,904	2,707	12,415	675,413	0	763,439
C.E. Klank	2025	—	1,838	12,870	106,140	0	120,848
C.D. McCoy	2025	—	814	12,540	103,024	19,500	135,878
M.B. Lyons	2025	—	731	13,034	64,977	14,500	93,242

(a)
See the following two tables for additional details regarding the amounts included in each item.

During fiscal 2025, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the FedEx Freight named executive officers:
•
Use of corporate aircraft by Mr. Smith to attend meetings of outside companies: FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.

•
Compensation is included in the table above for corporate aircraft travel by Mr. Smith to attend board or stockholder meetings of outside companies or organizations for which he served as a director to the extent that the aggregate incremental cost to FedEx of all such travel exceeded the amount FedEx was reimbursed for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees, and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots’ salaries and purchase and lease costs, are excluded from this calculation.

•
For tax purposes, income is imputed for business-related and personal travel when the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year exceeds the aggregate fuel payments made by the officer during that calendar year. FedEx reimburses officers for taxes relating to imputed income for business-related travel.

•
Security services and equipment provided to Mr. Smith: Pursuant to FedEx’s executive security procedures, FedEx’s executive officers (including Mr. Smith) are provided security services and equipment. To the extent the services and equipment are provided by third parties (e.g., out-of-town transportation and other security-related expenses and home security system installation, maintenance, and monitoring), we have included in the table above for Mr. Smith the amounts paid by FedEx for such services and equipment. To the extent the security services are provided by FedEx employees, we have included for Mr. Smith amounts representing: (a) the number of hours of service provided by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs).

•
Tax return preparation services: FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

•
Financial counseling services: FedEx reimburses officers for certain financial counseling services, subject to various caps.

•
Umbrella insurance premiums: FedEx pays umbrella insurance premiums on behalf of officers.

•
Physical examinations for Mr. Smith: FedEx pays for officers (including Mr. Smith) to have comprehensive annual physical examinations.

•
Supplemental disability benefits: FedEx provides officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (i.e., no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

•
Digital security protection services provided to Mr. Smith: FedEx provides optional digital security monitoring and protection services to executive officers (including Mr. Smith), which are provided through a third-party vendor.

(b)
In fiscal 2025 Messrs. McCoy and Lyons received one-time payments of $19,500 and $14,500, respectively, related to the dissolution of FedEx Freight Corporation and a corresponding retiree healthcare benefit plan. All affected individuals received a lump sum payout in the amount of the net value of the benefits to which they were entitled under the plan as determined by an actuarial analysis.

The following table shows the amounts (the aggregate incremental cost to FedEx) included in the perquisites and other personal benefits column in the table above for each such item for Mr. Smith:
Name	Year	Personal Use of Corporate Aircraft ($)(a)	Security Services and Equipment ($)	Tax Return Preparation Services ($)	Financial Counseling Services ($)	Umbrella Insurance Premiums ($)	Digital Security Monitoring and Protection Services ($)	Other ($)(b)	Total ($)
J.A. Smith	2025	6,232	51,547	2,658	1,008	7,215	3,600	644	72,904

(a)
Represents use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which Mr. Smith served as a director for fiscal 2025.

(b)
Represents physical examinations.

The following table shows the amounts included in the tax reimbursement payments column in the table above:
Name	Year	Restricted Stock ($)	Business-Related Use of Corporate and Commercial Aircraft ($)	Other ($)	Total ($)
J.A. Smith	2025	668,491	6,922	0	675,413
C.E. Klank	2025	106,140	0	0	106,140
C.D. McCoy	2025	103,024	0	0	103,024
M.B. Lyons	2025	64,977	0	0	64,977

Grants of Plan-Based Awards During Fiscal 2025
The following table sets forth information regarding grants of plan-based awards made to the FedEx Freight named executive officers during the fiscal year ended May 31, 2025:
				Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)(1)	Closing Price on Grant Date ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Name	Type of Plan/Award	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)
J.A. Smith	Restricted Stock(3)	06/27/2024	06/09/2024				3,527				1,030,343
	Stock Option(4)	06/27/2024	06/09/2024					11,126	292.13	295.47	1,197,882
	FY25 AIC(5)			0	1,079,587	1,619,381
	FY25-FY27 LTI(6)			125,000	2,000,000	4,000,000
C.E. Klank	Restricted Stock(3)	06/27/2024	06/25/2024				560				163,593
	Stock Option(4)	06/27/2024	06/25/2024					2,210	292.13	295.47	237,940
	FY25 AIC(5)			0	223,186	334,779
	FY25-FY27 LTI(6)			20,313	325,000	650,000
C.D. McCoy	Restricted Stock(3)	06/27/2024	06/25/2024				339				99,032
	Stock Option(4)	06/27/2024	06/25/2024					1,347	292.13	295.47	145,025
	Restricted Stock(3)	03/24/2025	03/20/2025				254				62,019
	FY25 AIC(5)			0	169,469	254,204
	FY25-FY27 LTI(6)			20,313	325,000	650,000
M.B. Lyons	Stock Option(4)	06/27/2024	06/25/2024					1,162	292.13	295.47	125,107
	Restricted Stock(3)	09/23/2024	09/20/2024				388				100,149
	Stock Option(4)	09/23/2024	09/20/2024					225		258.79	20,018
	FY25 AIC(5)			0	153,256	229,884
	FY25-FY27 LTI(6)			19,740	315,833	631,666

(1)
The exercise price of the options is the fair market value of FedEx common stock (the average of the high and low prices of the stock on the Exchange) on the grant date.

(2)
Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 3 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

(3)
Shares of restricted FedEx stock awarded to the FedEx Freight named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted stock are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax payments are included in the “All Other Compensation” column in the Summary Compensation Table). See “— Compensation Elements and Fiscal 2025 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock” for further discussion of restricted stock awards and “The Spin-Off — Treatment of Equity Awards” above for discussion of the treatment of shares of restricted FedEx stock held by FedEx Freight employees in connection with the Spin-Off.

(4)
Stock options granted to the FedEx Freight named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See “— Compensation Elements and Fiscal 2025 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock” above for further discussion of stock option awards and “The Spin-Off — Treatment of Equity Awards” above for discussion of the treatment of FedEx stock options held by FedEx Freight employees in connection with the Spin-Off.

(5)
In June 2024, the FedEx Board, upon the recommendation of the FedEx CHRC, established this annual performance cash compensation plan, which provided a cash payment opportunity at the conclusion of fiscal 2025. Payment amounts were based upon the achievement of FedEx financial-performance goals for fiscal 2025 and the achievement of individual performance objectives. See “— Compensation Elements and Fiscal 2025 Amounts — AIC Program” above for further discussion of this plan.
(6)
The FedEx Board, upon the recommendation of the FedEx CHRC, established this long-term performance cash compensation plan in June 2024. The plan provides a long-term cash payment opportunity to officers at the conclusion of fiscal 2027 if FedEx achieves (a) an aggregate EPS goal established by the FedEx Board with respect to the three-fiscal-year period 2025 through 2027 (50% of the total payout opportunity), (b) an average ROIC growth goal over the three-fiscal-year period 2025 through 2027 (25% of the total payout opportunity), and (c) a relative TSR performance goal with respect to the three-fiscal-year period 2025 through 2027 (25% of the total payout opportunity). No amounts can be earned under the plan until 2027 because achievement of the EPS, ROIC, and relative TSR goals can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts if the EPS, ROIC, and relative TSR goals achieved are less than target, up to maximum amounts if the plan goals are substantially exceeded. There is no assurance that these estimated future payouts will be achieved. As of the Spin-Off, FedEx Freight executive officers will cease active participation in FedEx compensation and benefit plans and will begin to participate in FedEx Freight compensation and benefit plans that will be established prior to the Spin-Off.

Outstanding Equity Awards at End of Fiscal 2025
The following table sets forth for each FedEx Freight named executive officer certain information about unexercised FedEx stock options and unvested shares of restricted FedEx stock held at the end of the fiscal year ended May 31, 2025. See “The Spin-Off — Treatment of Equity Awards” above for discussion of the treatment of FedEx equity awards held by FedEx Freight employees in connection with the Spin-Off.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(a)	Market Value of Shares or Units of Stock That Have Not Vested ($)(b)
Name	Exercisable	Unexercisable(a)
J.A. Smith	2,975	—	207.3050	6/12/2027
	9,185	—	261.7800	6/11/2028
	17,030	—	161.8500	6/10/2029
	13,905	—	130.9600	6/15/2030
	7,248	2,417(1)	294.6050	6/14/2031
	6,777	6,778(2)	226.9450	6/30/2032
	3,859	11,579(3)	229.5950	6/22/2033
	—	11,126(4)	292.1300	6/27/2034
					8,687(5)	1,894,635
C.E. Klank	3,820	—	261.7800	6/11/2028
	5,510	—	130.9600	6/15/2030
	2,122	708(6)	294.6050	6/14/2031
	1,842	1,843(7)	226.9450	6/30/2032
	788	2,367(8)	229.5950	6/22/2033
	—	2,210(9)	292.1300	6/27/2034
					1,706(10)	372,079
C.D. McCoy	74	—	261.7800	6/11/2028
	977	—	130.9600	6/15/2030
	1,076	359(11)	294.6050	6/14/2031
	544	1,088(12)	226.9450	6/30/2032
	465	1,397(13)	229.5950	6/22/2033
	—	1,347(14)	292.1300	6/27/2034
					1,231(15)	268,481
M.B. Lyons	149	—	130.9600	6/15/2030
	828	—	234.7300	9/21/2030
	1,076	359(16)	294.6050	6/14/2031
	468	935(17)	226.9450	6/30/2032
	400	1,200(18)	229.5950	6/22/2033
	—	1,162(19)	292.1300	6/27/2034
	—	224(20)	258.1150	9/23/2034
					438(21)	95,528

		Date	Number
J.A. Smith	(1)	6/14/2025	2,417
	(2)	6/30/2025	3,389
		6/30/2026	3,389
	(3)	6/22/2025	3,860
		6/22/2026	3,859
		6/22/2027	3,860
	(4)	6/27/2025	2,781
		6/27/2026	2,782
		6/27/2027	2,781
		6/27/2028	2,782
	(5)	6/14/2025	587
		6/22/2025	990
		6/27/2025	881
		6/30/2025	801
		6/22/2026	990
		6/27/2026	882
		6/30/2026	802
		6/22/2027	990
		6/27/2027	882
		6/27/2027	882
		Date	Number
C.E. Klank	(6)	6/14/2025	708
	(7)	6/30/2035	921
		6/30/2036	922
	(8)	6/22/2025	789
		6/22/2026	789
		6/22/2027	789
	(9)	6/27/2025	552
		6/27/2026	553
		6/27/2027	552
		6/27/2028	553
	(10)	6/14/2025	152
		6/22/2025	198
		6/27/2025	140
		6/30/2025	200
		6/22/2026	198
		6/27/2026	140
		6/30/2026	200
		6/22/2027	198
		6/27/2027	140
		6/27/2028	140

		Date	Number
C.D. McCoy	(11)	6/14/2025	359
	(12)	6/30/2025	544
		6/30/2026	544
	(13)	6/22/2025	466
		6/22/2026	465
		6/22/2027	466
	(14)	6/27/2025	336
		6/27/2026	337
		6/27/2027	337
		6/27/2028	337
	(15)	6/22/2025	108
		6/27/2025	85
		6/30/2025	109
		9/27/2025	50
		12/10/2025	42
		3/24/2026	63
		6/22/2026	108
		6/27/2026	86
		6/30/2026	109
		3/24/2027	64
		6/22/2027	108
		6/27/2027	86
		3/24/2028	63
		6/27/2028	86
		3/24/2029	64
		Date	Number
M.B. Lyons	(16)	6/14/2025	359
	(17)	6/30/2025	467
		6/30/2026	468
	(18)	6/22/2025	400
		6/22/2026	400
		6/22/2027	400
	(19)	6/27/2025	290
		6/27/2026	291
		6/27/2027	290
		6/27/2028	291
	(20)	9/23/2025	56
		9/23/2026	56
		9/23/2027	56
		9/23/2028	56
	(21)	9/23/2025	97
		9/27/2025	50
		9/23/2026	97
		9/23/2027	97
		9/23/2028	97

(a)
Computed by multiplying the closing market price of FedEx’s common stock on May 30, 2025, the last trading day of fiscal 2025 (which was $218.10), by the number of shares.

Option Exercises and Stock Vested During Fiscal 2025
The following table sets forth for each FedEx Freight named executive officer certain information about FedEx stock options that were exercised and restricted FedEx stock that vested during the fiscal year ended May 31, 2025:
	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
J.A. Smith	6,155	446,313	3,917	1,011,594
C.E. Klank	4,035	365,041	1,035	266,148
C.D. McCoy	—	—	307	84,498
M.B. Lyons	—	—	50	13,424

(1)
If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx common stock (the average of the high and low prices of the stock on the Exchange) on the date of exercise and the exercise price of the option.

(2)
Represents the fair market value of the shares on the vesting date.

Fiscal 2025 Pension Benefits
The following table sets forth for each FedEx Freight named executive officer the present value of accumulated benefits on May 31, 2025, under FedEx’s defined benefit pension plans. For information regarding benefits triggered by retirement under FedEx’s stock option and restricted stock plans, see “—Potential Payments Upon Termination or Change of Control” below.
Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Fiscal 2025 ($)
J.A. Smith	FedEx Corporation Employees’ Pension Plan	25	331,767	—
	FedEx Corporation Retirement Parity Pension Plan	25	668,245	—
C.E. Klank	FedEx Corporation Employees’ Pension Plan	27	1,034,368	—
	FedEx Corporation Retirement Parity Pension Plan	27	206,861	—
C.D. McCoy	FedEx Corporation Employees’ Pension Plan	27	155,826	—
	FedEx Corporation Retirement Parity Pension Plan	27	43,033	—
M.B. Lyons	FedEx Corporation Employees’ Pension Plan	17	89,248	—
	FedEx Corporation Retirement Parity Pension Plan	17	5,900	—

(1)
Effective May 31, 2023, the defined benefit pension plans sponsored by FedEx Freight were merged into the FedEx-sponsored defined benefit pension plans.

(2)
These amounts were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included herein and in FedEx’s Annual Report on Form 10-K for the fiscal year ended May 31, 2025. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $5,000 or less may be distributed as a lump sum under the traditional pension benefit formula under the Pension Plan). The benefits using the Portable Pension Account formula (discussed below) under the Pension Plan may be paid as a lump sum.
The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2025 if the officer is past normal retirement age, converted based on an interest rate of 5.942% and Oliver Wyman’s 2024 mortality tables based on the U.S. longevity model with MP-2021 mortality improvement scale, discounted to May 31, 2025 using an interest rate of 5.942%. The present value of the Parity Plan (as defined below) traditional pension benefit is equal to the single life annuity payable at the normal retirement age (age 60), or June 1, 2025 if the officer is past normal retirement age, converted based on an interest rate of 4.71% for lump sums paid through May 31, 2026, 4.26% for lump sums paid through May 31, 2027, and 3.80% for lump sums paid on and after June 1, 2027, and the 1994 Group Annuity Reserving Table, discounted to May 31, 2025 using an interest rate of 5.942%. The present value of the Portable Pension Account as of May 31, 2025 is equal to the officer’s account balance on May 31, 2025, projected to the normal retirement date, if applicable, based on an interest rate of 1.2375% credited quarterly during fiscal year 2026 and 1% credited quarterly thereafter and discounted to May 31, 2025, using an interest rate of 5.942%.
Overview of Pension Plans
The FedEx Freight named executive officers participate in the FedEx Corporation Retirement Savings Plan (the “401(k) Plan”). The annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective January 1, 2022, employees hired on or after January 1, 2020 (or eligible employees who chose to cease receiving compensation credits under the Pension Plan (as defined below)) instead receive enhanced matching contributions up to a maximum of 8.0% of eligible earnings under the FedEx Corporation Retirement Savings Plan II (the “401(k) Plan II”).
FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees’ Pension Plan (the “Pension Plan”). FedEx also maintains a supplemental, non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the “Parity Plan”), which provides 100% of the benefits that would otherwise be denied to certain management-level participants in the Pension Plan due to the Code limits on accrued annual benefits and annual compensation that may be taken into account under a tax-qualified pension plan. For management-level participants who accrue Pension Plan benefits under a formula applicable to FedEx Freight employees (including Messrs. McCoy and Lyons), the Parity Plan also provides the additional benefits those employees would have received had they accrued Pension Plan benefits under formulas applicable to employees of certain other FedEx companies. Benefits under the Parity Plan are unfunded and are general, unsecured obligations of FedEx.
Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees hired after May 31, 2003 accrue benefits exclusively under the Portable Pension Account and benefits previously accrued using the traditional pension benefit formula were capped as of May 31, 2008, and are payable beginning at retirement. Parity Plan participants, including the FedEx Freight named executive officers, receive additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans (or 8% after January 1, 2022 for eligible employees who elect to receive enhanced matching contributions under the 401(k) Plan II, as described above, or who were hired on or after January 1, 2020).
Normal retirement age for the majority of participants under the Pension Plan and the Parity Plan is age 60, except that for benefits accrued after January 31, 2016, the normal retirement age is age 62 and for benefits accrued at FedEx Freight the normal retirement age is 65. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit
Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide an accrued benefit equal to 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan generally include salary and annual incentive compensation.
Each FedEx Freight named executive officer’s capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.
Portable Pension Account
The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits, equal to a stated percentage of annual compensation, are added based on the FedEx company by which the participant is employed and the participant’s age and years of service as of the end of the prior plan year and the participant’s eligible compensation for the prior calendar year, in accordance with the following table:
Age + Service on May 31	FedEx/Federal Express Compensation Credit	FedEx Freight Compensation Credit
Less than 55	5%	3%
55 – 64	6%	4%
65 – 74	7%	5%
75 or over	8%	6%
On May 31, 2025, the sum of age plus years of service for the FedEx Freight named executive officers was as follows: Mr. Smith — 86; Mr. Klank — 82; Mr. McCoy — 77; and Mr. Lyons — 61. On May 31, 2025, Mr. Smith and Mr. Klank were employed by Federal Express and FedEx, respectively, and accrued benefits under the compensation credit accrual rate for these companies, and Mr. McCoy and Mr. Lyons were employed by FedEx Freight and accrued benefits under the accrual rate for FedEx Freight participants. The difference between the Portable Pension Account benefits which Mr. McCoy and Mr. Lyons accrued and the benefits they would have accrued under the compensation crediting rate for Federal Express and FedEx is addressed by the Parity Plan. Eligible compensation under the Portable Pension Account and Parity Plan features include salary, annual incentive compensation, and promotional and certain other bonuses (but does not include long-term incentive compensation).
Participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula receive an additional annual compensation credit for each plan year in which the participant is credited with a year of service. Transition compensation credits are added based on the participant’s age and years of service as of the end of the prior plan year and the participant’s eligible compensation for the prior calendar year in accordance with the following table:
Age + Service on May 31	Transition Compensation Credit*
Less than 55	2%
55 – 64	3%
65 – 74	4%
75 or over	5%

*
For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and ceased as of May 31, 2013. An eligible participant’s first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.
Interest credits are added to a participant’s Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28, and May 31) after a participant accrues his or her first compensation credit, except that the May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting factor, which is equal to the greater of (a) 1/4 of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (1/4 of 4%). Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting factor for the plan year ended May 31, 2025 was 1.535%, the plan year ended May 31, 2024 was 1.420%, and the plan year ended May 31, 2023 was 1.000%.
Distribution
Upon a participant’s retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant’s retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump-sum payment or an annuity.
All Parity Plan benefits are paid as a single lump-sum distribution as follows:
•
For the portion of the benefit accrued under the Portable Pension Account formula, the lump-sum benefit will be paid six months following the date of the participant’s termination of employment; and

•
For the portion of the benefit accrued under the traditional pension benefit formula, the lump-sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant’s termination of employment.

Pension Plan Changes in Connection with the Spin-Off
FedEx Freight will (i) establish its own defined benefit pension plan and assume the assets and liabilities from the Pension Plan as described in the Employee Matters Agreement, (ii) establish a 401(k) savings plan for U.S. employees, which will accept direct rollovers of account balances from the 401(k) Plan for any employees who elect such a rollover, and (iii) establish its own nonqualified parity pension plan and assume liabilities from the Parity Plan.
Potential Payments Upon Termination or Change of Control
This section provides information regarding payments and benefits to the FedEx Freight named executive officers that would be triggered by termination of the officer’s employment (including resignation or voluntary termination; severance or involuntary termination; and retirement) or a change of control of FedEx. The payments and benefits described below assume that the triggering event occurred on May 31, 2025 and that the FedEx Freight named executive officers received payments and benefits in connection with such event under the applicable FedEx compensation and benefit plans.
Benefits Triggered by Voluntary or Involuntary Separation
Each of the FedEx Freight named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer’s employment terminates for any reason other than death or permanent disability, any unvested stock options are automatically terminated. If the officer’s employment terminates for any reason other than retirement, death, or permanent disability, any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance) other than retirement, death, or permanent disability, or in connection with a change of control of FedEx.

Under FedEx’s policy on limitation of severance benefits, FedEx will not pay or enter into any new agreement with a FedEx executive officer (such as Mr. Smith) that provides for severance benefits in connection with the executive officer’s voluntary or involuntary termination (unless due to death or permanent disability or in connection with a change of control) in an amount that exceeds 2.99 times the sum of the executive officer’s base salary and target AIC payout for the year of termination (with the value of any unvested equity awards that accelerate on the applicable termination of employment event calculated according to Section 280G of the Code (“Section 280G”)) unless approved or ratified by stockholders. FedEx also amended its 2019 Omnibus Stock Incentive Plan (the “2019 Plan”) to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx triggers an excise tax under Section 4999 of the Code (“Section 4999”), then the amount of the individual’s awards eligible to accelerate will be reduced, to the extent possible, to one dollar ($1) less than three times the individual’s Section 280G “base amount.”
Benefits Triggered by Retirement, Death, or Permanent Disability
Retirement
When an employee retires:
•
If retirement occurs at or after age 60, all restrictions applicable to the restricted stock held by the employee lapse on the date of retirement (unless otherwise provided in the applicable award agreement);

•
If retirement occurs at or after age 55, but before age 60 (unless otherwise provided in the applicable award agreement), the restrictions applicable to restricted stock held by the employee continue until the earlier of the specified expiration of the restriction period, the employee’s permanent disability, or the employee’s death; and

•
All of the employee’s unvested stock options terminate.

For information regarding retirement benefits under FedEx’s pension plans, see “— Fiscal 2025 Pension Benefits” above.
Death or Permanent Disability
When an employee dies or becomes permanently disabled:
•
all restrictions applicable to the restricted stock held by the employee immediately lapse; and

•
all of the employee’s unvested stock options immediately vest.

In addition, FedEx provides each FedEx Freight named executive officer with:
•
$1,500,000 of group term life insurance coverage;

•
$500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and

•
A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer’s basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control
Stock Option and Restricted Stock Plans
Each of FedEx’s 2010 Omnibus Stock Incentive Plan, as amended, and 2019 Plan (together, the “Stock Incentive Plans”) provides that, in the event of a “change of control” (as defined in the Stock Incentive Plans), each holder of an unexpired option to purchase FedEx stock has the right to exercise such option without regard to the date such option would first be exercisable. The Stock Incentive Plans also provide that, in the event of a “change of control,” depending on the change of control event, either (i) the restricted stock will be canceled and FedEx will make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx’s common stock in connection with the change of control multiplied by the number of shares of restricted stock held or (ii) the restrictions applicable to any such shares will immediately lapse.
Under the Stock Incentive Plans, the FedEx CHRC may exercise its discretion to provide for a treatment different than described above with respect to any particular stock option or restricted stock award, as set forth in the related award agreement. To date, such discretion has not been exercised with respect to any of the FedEx Freight named executive officers.
FedEx’s 2019 Plan provides that, if the value of any award holder’s unvested awards that accelerate in connection with a change of control would give rise to adverse tax consequences under Section 4999, then the amount of the holder’s awards eligible to accelerate will automatically be reduced, to the extent possible, to one dollar ($1) less than three times the participant’s “base amount” (as defined in Section 280G).
Management Retention Agreement with Mr. Smith
FedEx has entered into an MRA with Mr. Smith. The purpose of the MRA is to secure Mr. Smith’s continued services in the event of any threat or occurrence of a change of control (as defined in the MRA). Upon a change of control, the MRA immediately establishes a two-year employment agreement with Mr. Smith. During the employment period, Mr. Smith’s position (including status, offices, titles, and reporting relationships), authority, duties, and responsibilities may not be materially diminished. For information regarding the benefits Mr. Smith would be entitled to receive under the MRA following a “qualifying termination,” see “— Quantification of Potential Payments Upon Termination or Change of Control” below.
Mr. Smith’s benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, Mr. Smith is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.
Quantification of Potential Payments Upon Termination or Change of Control
The following table and footnotes describe the potential payments to the FedEx Freight named executive officers upon termination of employment or a change of control of FedEx as of May 31, 2025.
This table does not include:
•
compensation or benefits previously earned by the FedEx Freight named executive officers or equity awards that are fully vested;

•
the value of pension benefits that are disclosed under “Fiscal 2025 Pension Benefits;” and

•
the value of any benefits provided on the same basis to substantially all other employees.

Name	Voluntary Separation (Non-CIC)(1) ($)	Involuntary Separation (Non-CIC)(1) ($)	Retirement ($)(2)	Death ($)	Permanent Disability ($)	Change of Control (No Termination) ($)	Change of Control and Qualifying Termination ($)
J.A. Smith
Base Salary(3)	—	—	—	—	—	—	1,824,048
AIC(3)	—	—	—	—	—	—	2,159,174
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock(4)	—	—	1,894,635	1,894,635	1,894,635	1,894,635	1,894,635
Stock Options(4)	—	—	—	—	—	—	—
Health Benefits(3)	—	—	—	—	—	—	63,689
280G Cutback Amount(5)	—	—	—	—	—	—	—
TOTAL	—	—	1,894,635	1,894,635	1,894,635	1,894,635	5,941,546

Name	Voluntary Separation (Non-CIC)(1) ($)	Involuntary Separation (Non-CIC)(1) ($)	Retirement ($)(2)	Death ($)	Permanent Disability ($)	Change of Control (No Termination) ($)	Change of Control and Qualifying Termination ($)
C.E. Klank
Base Salary	—	—	—	—	—	—	—
AIC	—	—	—	—	—	—
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock(4)	—	—	372,079	372,079	372,079	372,079	372,079
Stock Options(4)	—	—	—	—	—	—	—
Health Benefits	—	—	—	—	—	—	—
280G Cutback Amount(5)	—	—	—	—	—	—	—
TOTAL	—	—	372,079	372,079	372,079	372,079	372,079
C.D. McCoy
Base Salary	—	—	—	—	—	—	—
AIC	—	—	—	—	—	—	—
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock(4)	—	—	268,481	268,481	268,481	268,481	268,481
Stock Options(4)	—	—	—	—	—	—	—
Health Benefits	—	—	—	—	—	—	—
280G Cutback Amount(5)	—	—	—	—	—	—	—
TOTAL	—	—	268,481	268,481	268,481	268,481	268,481
M.B. Lyons
Base Salary	—	—	—	—	—	—	—
AIC	—	—	—	—	—	—	—
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock(4)	—	—	95,528	95,528	95,528	95,528	95,528
Stock Options(4)	—	—	—	—	—	—	—
Health Benefits	—	—	—	—	—	—	—
280G Cutback Amount(5)	—	—	—	—	—	—	—
TOTAL	—	—	95,528	95,528	95,528	95,528	95,528

(1)
Reflects entitlements if there is a separation prior to reaching age 55.

(2)
Reflects entitlements if there is a separation after reaching age 55, whether voluntary or involuntary.

(3)
In the event of a “qualifying termination,” the MRA with Mr. Smith provides for (a) a lump-sum cash payment equal to two times his base salary plus two times his target AIC opportunity and (b) 18 months of continued coverage of medical, dental, and vision benefits. A “qualifying termination” under the MRA is a termination of Mr. Smith’s employment by FedEx other than for cause, disability, or death or by Mr. Smith for “good reason” (principally relating to a material diminution in his authority, duties, or responsibilities or a material failure by FedEx to compensate Mr. Smith as provided in the MRA).

(4)
Represents the intrinsic value of the acceleration of vesting of any restricted stock or stock options that vest upon the event. For restricted stock, intrinsic value is computed by multiplying the closing market price per share of FedEx’s common stock on May 30, 2025, the last trading day of fiscal 2025 (which was $218.10), by the number of unvested shares of restricted stock held by the officer as of May 31, 2025. For stock options, intrinsic value represents the difference between the closing market price of FedEx’s common stock on May 30, 2025 ($218.10) and the exercise price of each unvested option (if the exercise price was less than such market price) held by the officer as of May 31, 2025. The value of the acceleration of any equity awards under the Policy on Limitation of Severance Benefits in connection with an executive officer’s retirement with respect to Mr. Smith, or in connection with an actual change of control of FedEx, would be determined using the applicable methodology set forth in Section 280G, which amounts would be less than the intrinsic values shown in the table above.
(5)
Represents the amount of payments that would be forfeited to avoid being subject to any excise tax or excess payment under the 2019 Plan or, with respect to Mr. Smith, the Policy on Limitation of Severance Benefits or his MRA, as applicable. Based upon a hypothetical analysis as of May 31, 2025, no FedEx Freight named executive officer would be required to forfeit any cash payments or reduce the number of shares of stock or amount received upon acceleration of vesting of restricted stock or stock options held as of May 31, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Information Statement, FedEx beneficially owns all of the outstanding shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Spin-Off by:
•
each of our expected directors;

•
each of our expected named executive officers;

•
all of our expected directors and executive officers as a group; and

•
each of our stockholders whom we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of FedEx common stock on       , 2026, giving effect to a Spin-Off ratio of        share[s] of our common stock for every        shares of FedEx common stock.
Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities beneficially owned.
Immediately following the Spin-Off, we estimate that approximately        share[s] of our common stock will be issued and outstanding, based on the approximately       share[s] of FedEx common stock outstanding on           , 2026. The actual number of shares of our common stock that will be outstanding following the completion of the Spin-Off will be determined on           , 2026.
	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Directors and Named Executive Officers:
John A. Smith		%
R. Brad Martin		%
Jeffrey A. Davis		%
Donald E. Frieson		%
Stephen E. Gorman		%
Robert A. King		%
Cindy J. Miller		%
Amy J. Salcido		%
John P. Sauerland		%
Samantha M. Smith		%
Clement Edward Klank III		%
Michael B. Lyons		%
Clinton D. McCoy		%
Michael Rodgers		%
Marshall W. Witt		%
All of our directors and executive officers as a group		%
Principal Stockholders:
FedEx Corporation 942 South Shady Grove Road Memphis, TN 38120		%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	(2)	%

	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
The Estate of Frederick W. Smith 600 Poplar Avenue, Suite 400 Memphis, TN 38119	(3)	%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	(4)	%
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	(5)	%
PRIMECAP Management Company 177 East Colorado Boulevard, 11th Floor Pasadena, California 91105	(6)	%

*
Less than 1%

(1)
The ownership percentages set forth in this column are based on the assumption that each of the significant stockholders continued to own the number of shares reflected in the table above as of            .

(2)
Based solely upon the Schedule 13G/A filed with the SEC on December 3, 2025, and reporting beneficial ownership with respect to FedEx common stock as of November 28, 2025, The Vanguard Group, Inc., a registered investment advisor, had sole voting power over no shares of FedEx common stock, shared voting power over 1,312,669 shares of FedEx common stock, sole dispositive power over 21,460,830 shares of FedEx common stock, and shared dispositive power over 2,148,867 shares of FedEx common stock. The Schedule 13G/A indicates that all shares of FedEx common stock reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

(3)
Based upon 15,193,132 shares of FedEx common stock owned directly by the Estate of Frederick W. Smith (the “Estate”), options to acquire 980,795 shares of FedEx common stock through the exercise of FedEx stock options held by the Estate, 1,855,708 shares of FedEx common stock owned by Frederick Smith Enterprise Company, Inc. (“Enterprise”), a family holding company, and 2,750 shares of FedEx common stock held in FedEx’s retirement savings plan. Pending the probate process, the Estate owns 45% of Enterprise’s outstanding stock. Mr. Smith’s beneficiaries now directly own the remaining 55% of Enterprise’s outstanding stock in equal shares. Stacey D. Smith, the widow of Mr. Smith, has shared voting and dispositive power over the shares of FedEx common stock held by the Estate as co-executor. Ownership percentage reflects the number of shares that can be acquired at           , or within 60 days thereafter, through the exercise of stock options.

(4)
Based solely upon a Schedule 13G/A filed with the SEC on January 29, 2024, and reporting beneficial ownership with respect to FedEx common stock as of December 31, 2023, BlackRock, Inc. is the parent holding company of certain institutional investment managers, which collectively had sole voting power over 13,928,548 shares of FedEx common stock, shared voting power over no shares of FedEx common stock, and sole dispositive power over all 15,498,779 shares of FedEx common stock. The Schedule 13G/A indicates that all shares of FedEx common stock reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

(5)
Based solely upon a Schedule 13G/A filed with the SEC on November 13, 2025, and reporting beneficial ownership with respect to FedEx common stock as of September 30, 2025, Dodge & Cox, a registered investment advisor, had sole voting power over 15,356,335 shares of FedEx common stock, shared voting power over no shares of FedEx common stock, and sole dispositive power over all 16,225,160 shares of FedEx common stock. The Schedule 13G/A indicates that all shares of FedEx common stock reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

(6)
Based solely upon a Schedule 13G/A filed with the SEC on May 13, 2025, and reporting beneficial ownership with respect to FedEx common stock as of March 31, 2025, PRIMECAP Management Company, a registered investment advisor, had sole voting power over 11,723,227 shares of FedEx common stock, shared voting power over no shares of FedEx common stock, and sole dispositive power over all 11,931,800 shares of FedEx common stock. The Schedule 13G/A indicates that all shares of FedEx common stock reported were acquired and are held in the ordinary course of business and not with the purpose or effect of changing or influencing the control of FedEx.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements with FedEx
In order to govern the ongoing relationships between us and FedEx after the Spin-Off and to facilitate an orderly transition, we and FedEx intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and FedEx will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with FedEx.
Separation and Distribution Agreement
In connection with the Spin-Off, we and FedEx will enter into the Separation and Distribution Agreement prior to or substantially concurrently with the Spin-Off. The Separation and Distribution Agreement will set forth our agreements with FedEx regarding the principal actions to be taken in connection with the Spin-Off, including those related to the Reorganization Transactions and the distribution of at least 80.1% of the issued and outstanding shares of our common stock at the time of the Spin-Off to FedEx’s stockholders. It will also set forth other agreements that govern certain aspects of our relationship with FedEx following the Spin-Off. This summary of the Separation and Distribution Agreement is subject to and qualified in its entirety by reference to the full text of the Separation and Distribution Agreement, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part.
Transfer of Assets and Assumption of Liabilities
The Separation and Distribution Agreement will allocate the assets and liabilities to each of us and FedEx as part of the Spin-Off. We note, however, that (i) the Employee Matters Agreement will allocate certain employee-related liabilities (including pension liabilities) and assets (see the section below entitled “— Employee Matters Agreement” for a summary of such allocation) and (ii) the Tax Matters Agreement will allocate certain tax liabilities and assets (see the section below entitled “— Tax Matters Agreement” for a summary of such allocation). In particular, the Separation and Distribution Agreement will provide that, among other things, subject to the terms and conditions to be contained in the Separation and Distribution Agreement, we generally will contractually be allocated with:
Assets
•
assets of the FedEx Freight Business;

•
the equity interests of subsidiaries that are intended to be our subsidiaries after the Spin-Off (which includes the subsidiaries to be listed in Exhibit 21.1 to the Form 10 of which this Information Statement forms a part), in addition to any other specified joint venture or other minority equity interests intended to be owned by us after the Spin-Off;

•
contracts of the FedEx Freight Business or its assets or liabilities that are not related (other than in a de minimis respect) to the remaining business of FedEx or its assets or liabilities, along with certain contracts set forth on a schedule;

•
certain specified patents set forth on a schedule and other intellectual property (excluding patents) primarily related to the FedEx Freight Business, excluding (i) the “FedEx” and “FedEx Freight” trademarks, the FedEx logo and font, and the FedEx purple and orange trade dress or variations thereof and (ii) certain other specified intellectual property (subject, in each case, to certain licenses described in more detail in the section below entitled “— Agreements Governing Intellectual Property”), and certain specified intellectual property set forth on a schedule;

•
accruals, counterclaims, insurance claims, rights to coverage under applicable insurance policies, warranties, contractual indemnities, control rights and other similar rights, in each case, to the extent related to any liability that has been contractually allocated to us, except in respect of occurrences prior to the Spin-Off that are already covered by FedEx policies;

•
certain information technology assets set forth on a schedule and other information technology assets of the FedEx Freight Business (subject to certain limited exceptions); and

•
financial assets of the FedEx Freight Business and/or that are owned by us or one of our subsidiaries.

Liabilities
•
liabilities of the FedEx Freight Business, other than certain liabilities arising prior to the Spin-Off that were or would reasonably be expected to be submitted for coverage (or would have been submitted for coverage but for any applicable deductible or retention), in each case, in part or in whole, under certain occurrence-based and other insurance policies that currently cover FedEx Freight and are being retained by FedEx in connection with the Spin-Off;

•
liabilities (including under applicable federal and state securities laws) relating to (i) any disclosure document filed or furnished with the SEC in connection with the Spin-Off (including the Form 10 of which this Information Statement forms a part), except for statements expressly relating to the remaining business of FedEx, (ii) any financing disclosure documents in connection with any offer by us for sale or registration of the transfer or distribution of any securities or indebtedness, except for statements expressly relating to the remaining business of FedEx, and (iii) any of our financing arrangements;

•
liabilities to the extent related to previously discontinued or divested businesses and operations that were, at the time of discontinuation or divestment, managed or associated with the FedEx Freight Business;

•
liabilities for borrowed money, interest rate swaps, and similar arrangements that were incurred or guaranteed by us or any of our subsidiaries will be retained by or contractually allocated to us or one of our applicable subsidiaries; and

•
liabilities relating to indemnification obligations to any of our or our subsidiaries’ current or former directors or officers and ownership of any specified joint venture or other minority equity interests intended to be owned by us after the Spin-Off.

All other assets and liabilities of FedEx will generally be contractually retained by FedEx.
Except as may expressly be set forth in the Separation and Distribution Agreement or any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks that (i) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (ii) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with. In general, neither us nor FedEx will make any representations or warranties regarding any assets or liabilities transferred or contractually allocated pursuant to the Separation and Distribution Agreement, any consents or governmental approvals that may be required in connection with such transfers or contractual allocations, or any other matters.
Information in this Information Statement with respect to the assets and liabilities of the parties following the Spin-Off is presented based on the contractual allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement, unless the context otherwise requires. Certain of the liabilities and obligations contractually allocated to one party or for which one party will have an indemnification obligation under the Separation and Distribution Agreement and the other agreements relating to the Spin-Off are, and following the Spin-Off may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that was contractually allocated the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation and Distribution Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.
Further Assurances. To the extent that any transfers of assets or contractual allocations of liabilities contemplated by the Separation and Distribution Agreement will not be consummated on or prior to the Distribution Date, the parties will cooperate with each other to effect such transfers or assumptions while holding such assets or liabilities for the benefit of the appropriate party so that all the benefits and burdens relating to such asset or liability inure to the party contractually allocated such asset or liability. Each party will use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement.
The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties thereto regarding the distribution of at least 80.1% of the issued and outstanding shares of our common stock at the time of the Spin-Off to FedEx’s stockholders and certain actions that must occur prior to the Spin-Off. FedEx will have the sole and absolute discretion to determine the terms of, and whether to proceed with, such distribution (which will be completed though the Distribution Agent) and, to the extent it determines to so proceed, to determine the Distribution Date.
Conditions. The Separation and Distribution Agreement will provide that the Spin-Off is subject to several conditions that must be satisfied or waived by FedEx in its sole discretion. For further information regarding these conditions, see the section entitled “The Spin-Off — Conditions to the Spin-Off.”
Shared Contracts. Shared contracts will generally be assigned in part if so assignable, or amended, bifurcated, or replicated to facilitate the Spin-Off so that the appropriate party will be contractually allocated the rights, benefits, and the related portion of any liabilities inuring to its business, and each party will use commercially reasonable efforts to obtain the consents required to partially assign, amend, bifurcate, or replicate any shared contract.
Intercompany Accounts. The Separation and Distribution Agreement will provide that, subject to certain specified exceptions in the Separation and Distribution Agreement, schedules, or any ancillary agreement, certain accounts that were formerly intercompany accounts within FedEx will be settled prior to the Spin-Off.
Release of Claims and Indemnification. Except as otherwise provided in the Separation and Distribution Agreement, each party will fully release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spin-Off. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Spin-Off pursuant to the Separation and Distribution Agreement or any ancillary agreement. These releases are subject to certain exceptions set forth in the Separation and Distribution Agreement.
The Separation and Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Separation and Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities contractually allocated to us under the Separation and Distribution Agreement with us and financial responsibility for the obligations and liabilities contractually allocated to FedEx under the Separation and Distribution Agreement with FedEx. Specifically, each party will indemnify, defend, and hold harmless the other party and its respective affiliates and subsidiaries and each of their respective officers, directors, employees, and agents (and the heirs, executors, successors, and assigns of any of the foregoing) for any losses to the extent relating to, arising out of, or resulting from:
•
the liabilities each party was contractually allocated pursuant to the Separation and Distribution Agreement (or any third-party claim that would, if resolved in favor of the claimant, constitute such a liability); and

•
any breach by such party of any provision of the Separation and Distribution Agreement.

Each party’s indemnification obligations with respect to such liabilities pursuant to the Separation and Distribution Agreement or such breach will be uncapped; provided that the amount of each party’s indemnification obligations are subject to reduction by any insurance proceeds or other third-party proceeds received by the party being indemnified that reduce the amount of the loss. The Separation and Distribution Agreement also specifies procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes is governed by the Tax Matters Agreement.
Legal Actions. Except as otherwise set forth in the Separation and Distribution Agreement or any ancillary agreement, we will be contractually allocated liabilities relating to legal actions to the extent related to the

FedEx Freight Business or the assets or liabilities contractually allocated to us, and FedEx has been contractually allocated all other liabilities relating to legal actions. Each party to the Separation and Distribution Agreement will indemnify the other party for its respective indemnifiable losses, if any, arising out of or resulting from such legal actions allocated to such party, as well as, following the Spin-Off, for those arising out of or resulting from any legal actions related to the liabilities such party has been contractually allocated or (unless contractually allocated specifically to the other party) its ongoing business. Each party to a claim will cooperate in defending any claims against both parties for events that took place prior to, on, or after the date of the Spin-Off.
Dispositions. FedEx is retaining up to 19.9% of the outstanding shares of our common stock following the Spin-Off. In order to preserve the tax-free status of the Spin-Off and certain related transactions for U.S. federal income tax purposes, FedEx must generally dispose of the retained shares of our common stock within 12 months of the completion of the Reorganization Transactions or such other amount of time permitted in accordance with the Internal Revenue Service's applicable private letter ruling guidelines. FedEx will dispose of such shares of our common stock through one or more subsequent exchanges of shares of our common stock in repayment of certain FedEx debt held by FedEx creditors and/or through distributions of shares of our common stock to stockholders of FedEx as dividends or in exchange for outstanding shares of FedEx common stock. See “Risk Factors — Risks Relating to Our Common Stock and the Securities Market — Substantial sales of our common stock may occur in connection with the Spin-Off, or in the future, which could cause our stock price to decline or be volatile.”
Insurance. Following the Spin-Off, we will assign to FedEx rights we have to certain occurrence-based and other insurance policies covering occurrences or events prior to the Spin-Off (for which FedEx will be assuming the associated liabilities), retain certain access to FedEx cargo insurance policies that cover liabilities for any shipment of goods by FedEx Freight (for which we will be retaining the associated liabilities), and otherwise generally be responsible for obtaining and maintaining, at our own cost, our own insurance coverage.
Dispute Resolution. Except as otherwise set forth in the Separation and Distribution Agreement, if a dispute arises between us and FedEx under the Separation and Distribution Agreement, the general counsels of the parties and/or such other executive officers as the parties may designate will negotiate to resolve any disputes for a reasonable period of time. If the parties are unable to resolve the dispute in this manner, then the dispute will be resolved through binding arbitration.
Term, Termination, and Amendment. Prior to the Spin-Off, the FedEx Board has the unilateral right to terminate or modify the terms of the Separation and Distribution Agreement, without the prior written consent of us or the stockholders of FedEx. After the Spin-Off, the term of the Separation and Distribution Agreement is indefinite and it may only be terminated or modified with the prior written consent of both FedEx and us.
Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include, among others, access to financial and other information, confidentiality, access to and provision of records, and separation of guarantees and other credit support instruments.
Transition Services Agreement
In connection with the Spin-Off, we and FedEx will enter into a transition services agreement (the “Transition Services Agreement”) prior to or substantially concurrently with the Spin-Off. Pursuant to the Transition Services Agreement, each of FedEx and FedEx Freight will provide certain transitional services to the other. The services, including certain support functions such as order creation, customer data management, marketing, clearance, data and analytics, and other functions, as well as the technology operations and support technologies required for those functions, will be provided for a limited time, generally for no longer than two years following the effective time, and will be provided for specified fees, which are generally based on existing allocation models and/or on a cost/cost-plus basis. This summary of the Transition Services Agreement is subject to and qualified in its entirety by reference to the full text of the Transition Services Agreement, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part.

Tax Matters Agreement
In connection with the Spin-Off, we and FedEx will enter into a tax matters agreement (the “Tax Matters Agreement”) prior to or substantially concurrently with the Spin-Off. The Tax Matters Agreement will govern the parties’ respective rights, responsibilities, and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. This summary of the Tax Matters Agreement is subject to and qualified in its entirety by reference to the full text of the Tax Matters Agreement, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part.
Allocation of Taxes
In general, except with respect to certain transaction taxes triggered by our separation from FedEx, which will generally be borne by the party that is responsible for such taxes under applicable law, we will be responsible for any U.S. federal, state, local, or foreign taxes (and any related interest, penalties, or audit adjustments) imposed with respect to tax returns that include only us and/or any of our subsidiaries (including any such tax returns filed on a consolidated, combined, or unitary basis) for any taxable periods or portions thereof, and FedEx will be responsible for any U.S. federal, state, local, or foreign taxes with respect to tax returns that include FedEx or any of its subsidiaries (as determined immediately after the Spin-Off), including those that also include us and/or any of our subsidiaries, for any taxable periods or portions thereof. In addition, we will be required to pay FedEx the amount of any tax benefits that we realize after the Spin-Off to the extent that FedEx is responsible under the Tax Matters Agreement for the corresponding tax.
Neither party’s obligations under the agreement will be limited in amount or subject to any cap. The Tax Matters Agreement will also assign responsibilities for administrative matters, such as the filing of returns, payment of taxes due, retention of records, and conduct of audits, examinations, or similar proceedings. In addition, the Tax Matters Agreement will provide for cooperation and information sharing with respect to tax matters.
FedEx will generally be responsible for preparing and filing any tax return that includes FedEx or any of its subsidiaries (as determined immediately after the Spin-Off), including those that also include us and/or any of our subsidiaries. We will generally be responsible for preparing and filing any tax returns that include only us and/or any of our subsidiaries.
The party responsible for preparing and filing any tax return and for the corresponding tax will generally have primary authority to control tax contests related to any such tax return or tax. We will generally have exclusive authority to control tax contests with respect to tax returns that include only us and/or any of our subsidiaries and any corresponding tax.
Preservation of the Tax-Free Status of Certain Aspects of the Spin-Off and Certain Related Transactions
We and FedEx intend for the Spin-Off, together with certain related transactions, to qualify for non-recognition of income, gain, and loss under Section 355 and related provisions of the Code.
The Spin-Off is conditioned upon the receipt by FedEx of an opinion from Skadden to the effect that the Spin-Off, together with certain related transactions, will qualify for non-recognition of income, gain, and loss under Section 355 and related provisions of the Code. In connection with the tax opinion, we and FedEx will make certain representations regarding the past and future conduct of our respective businesses and certain other matters.
Pursuant to the Tax Matters Agreement, we will also agree to certain covenants that contain restrictions intended to preserve the tax-free status of the Spin-Off and certain related transactions. Generally, we will be prohibited from taking any action, or failing to take any action, where such action or failure to act would reasonably be expected to adversely affect the tax-free status of these transactions, for all relevant time periods. In addition, during the time period ending two years after the date of the Spin-Off, these covenants will include specific restrictions on our ability to:

•
discontinue the active conduct of our trade or business or reduce the employee headcount of such trade or business by a certain threshold;

•
issue or sell our stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);

•
amend our certificate of incorporation (or other organizational documents) or taking any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock;

•
sell or otherwise dispose of assets outside the ordinary course of business; and

•
enter into any other transaction or series of transactions which would cause us to undergo a 50% or greater change in our stock ownership.

We may take certain actions prohibited by these covenants only if we obtain and provide to FedEx an opinion from a U.S. tax counsel or accountant of recognized national standing, in either case, that is acceptable to FedEx, to the effect that such action will not affect the tax-free status of the Spin-Off and certain related transactions, or if we obtain prior written consent of FedEx, in its sole and absolute discretion, waiving such requirement.
We will generally agree to indemnify FedEx and its affiliates against any and all tax-related liabilities incurred by them relating to the Spin-Off and certain related transactions to the extent caused by an acquisition of our stock or assets or by any other action undertaken by us. This indemnification will apply even if such liabilities result from an action FedEx has permitted us to take that would otherwise have been prohibited under the tax-related covenants described above.
Term and termination
There is no termination provision in the Tax Matters Agreement and, unless specifically stated otherwise, the parties’ respective rights, responsibilities, and obligations generally survive until the expiration of the relevant statute of limitations.
Employee Matters Agreement
In connection with the Spin-Off, we and FedEx will enter into an employee matters agreement (the “Employee Matters Agreement”) prior to or substantially concurrently with the Spin-Off. The Employee Matters Agreement will address employment and employee compensation and benefits matters, including with respect to severance, workers’ compensation, paid time off, and sharing of employee records and information. The Employee Matters Agreement will also address the allocation and treatment of assets and liabilities relating to FedEx and FedEx Freight current and former employees and the assets and liabilities of the compensation and benefit plans and programs in which the current and former employees participate. This summary of the Employee Matters Agreement is subject to and qualified in its entirety by reference to the full text of the Employee Matters Agreement, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part.
Except as specifically provided in the Employee Matters Agreement, FedEx Freight will generally be responsible for (i) employment-related liabilities (other than those related to FedEx compensation and benefit plans) associated with current and former FedEx Freight employees, irrespective of whether such liabilities arose prior to, on, or following the Spin-Off and (ii) employment-related liabilities arising following the Spin-Off associated with current FedEx employees who are transferring to FedEx Freight in connection with the Spin-Off. FedEx will generally retain assets and liabilities under FedEx-sponsored employee compensation and benefits plans and FedEx Freight will generally assume assets and liabilities under FedEx Freight-sponsored employee compensation and benefits plans, provided that FedEx Freight will assume certain assets and liabilities related to periods of service prior to the Spin-Off under FedEx-sponsored employee compensation and benefits plans associated with FedEx Freight employees as well as current FedEx employees that are transferred to FedEx Freight in connection with the Spin-Off.
As of the Spin-Off (except as may be agreed in respect of temporary transition services), FedEx Freight employees will cease active participation in FedEx compensation and benefit plans and will begin to participate in FedEx Freight compensation and benefit plans that will be established prior to the Spin-Off. In particular, FedEx Freight will (i) establish its own defined benefit pension plan and assume the assets and liabilities from certain FedEx defined benefit pension plans as described in the Employee Matters Agreement, (ii) establish a 401(k) savings plan for U.S. employees, which will accept direct rollovers of account balances from the FedEx 401(k) savings plan for any employees who elect such a rollover, and (iii) establish its own nonqualified parity pension plan and assume liabilities from FedEx’s nonqualified deferred compensation plan. The Employee Matters Agreement also addresses the liabilities and responsibilities related to annual cash bonus incentives, long-term cash bonus incentives, severance and vacation, and paid time-off benefits.
FedEx equity incentive compensation awards will be treated as described in the section entitled “The Spin-Off — Treatment of Equity Awards.”
Agreements Governing Intellectual Property
Intellectual Property Cross-License Agreement
In connection with the Spin-Off, we and FedEx, Federal Express, and FedEx Dataworks will enter into an intellectual property cross-license agreement (the “Intellectual Property Cross-License Agreement”) prior to or substantially concurrently with the Spin-Off. Pursuant to the Intellectual Property Cross-License Agreement, each of FedEx, Federal Express, and FedEx Dataworks, on the one hand, and FedEx Freight, on the other hand, will grant and receive licenses to and from each other in respect of certain patents, know-how, and copyrights. The Intellectual Property Cross-License Agreement will remain in effect on a licensed-patent-by-licensed-patent and licensed-copyright-by-licensed-copyright basis until expiration, invalidation, or abandonment thereof and with respect to all other licensed intellectual property, in perpetuity. The Intellectual Property Cross-License Agreement will generally not be terminable. In addition, the agreement will not be assignable by either party without the other party’s consent other than to (i) an affiliate or (ii) a third party in connection with the sale, separation, divestiture, disposition, or other ceasing to control of the applicable portion of the assets or businesses of licensee to which the Intellectual Property Cross-License Agreement relates. This summary of the Intellectual Property Cross-License Agreement is subject to and qualified in its entirety by reference to the full text of the Intellectual Property Cross-License Agreement, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part.
Trademark License Agreement
In connection with the Spin-Off, we and Federal Express will enter into a trademark license agreement (the “Trademark License Agreement”) prior to or substantially concurrently with the Spin-Off. The Trademark License Agreement will provide FedEx Freight with a license to continue to use certain names, trademarks, and brands owned by Federal Express, including the “FedEx Freight” name and mark, in connection with the FedEx Freight Business as conducted prior to the Distribution Date in the United States, Canada, and Mexico. The license granted to us under the Trademark License Agreement will be for an initial term of five years from the effective date of the Spin-Off, and will automatically renew annually in one-year increments for up to an additional five years unless either party provides the other with notice of its election not to renew, and will not otherwise be terminable by Federal Express other than in connection with a material uncured breach by FedEx Freight, bankruptcy of FedEx Freight, or a change of control of FedEx Freight. This summary of the Trademark License Agreement is subject to and qualified in its entirety by reference to the full text of the Trademark License Agreement, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part.
Commercial Agreements
In connection with the Spin-Off, we and FedEx will enter into one or more commercial agreements (the “Commercial Agreements”). Pursuant to the Commercial Agreements, we will provide FedEx, on an arm’s length basis and on market terms, with shipping and transportation services of a generally similar nature to the services provided by the FedEx Freight Business to its third-party customers, and will include short-distance transportation of goods between transportation hubs (e.g., from a shipping port to a warehouse) and longer-distance transportation of goods between different modes of transportation

(e.g., from aircraft to truck). FedEx will provide us, on an arm’s length basis and on market terms, with services that will generally consist of customs brokerage services (e.g., customs clearance services for international shipments) of a generally similar nature to the services provided by FedEx’s parcel and other businesses to FedEx’s third-party customers. FedEx will also provide us, on an arm’s length basis and on market terms, with repair services for certain handheld and tablet devices and disposal services for certain technology hardware of a generally similar nature to the services provided by the FedEx Forward Depots business to FedEx’s third-party customers.
Stockholder and Registration Rights Agreement
In connection with the Spin-Off, we and FedEx will enter into a stockholder and registration rights agreement (the “Stockholder and Registration Rights Agreement”), pursuant to which we will agree that, upon the request of FedEx, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by FedEx. In addition, FedEx will agree to vote any shares of our common stock that it retains immediately after the separation in proportion to the votes cast by our other stockholders. In connection with such agreement, FedEx will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from FedEx to a person other than FedEx, and neither the Stockholder and Registration Rights Agreement nor proxy will limit or prohibit any such sale or transfer. This summary of the Stockholder and Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Stockholder and Registration Rights Agreement, the form of which is filed as an exhibit to our Registration Statement on Form 10 of which this Information Statement is a part.
Policy on Review and Preapproval of Related Person Transactions
Upon the completion of the Spin-Off, our Board will adopt a Policy on Review and Preapproval of Related Person Transactions (our “RPT Approval Policy”), which will be included in our Corporate Governance Guidelines. Our RPT Approval Policy will require that all proposed related person transactions (as defined in our RPT Approval Policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the Governance Committee. To the extent the related person (as defined in our RPT Approval Policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:
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interfere with the objectivity and independence of any related person’s judgment or conduct in carrying out his or her duties and responsibilities to FedEx Freight;

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not be fair as to FedEx Freight; or

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otherwise be opposed to the best interests of FedEx Freight and its stockholders.

Our RPT Approval Policy will require the Governance Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx Freight and our stockholders to continue, modify, or terminate the transaction or relationship.

U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE SPIN-OFF
The following discussion is a summary of the U.S. federal income tax considerations generally applicable to FedEx stockholders that receive FedEx Freight common stock pursuant to the Spin-Off. This summary is based on the Code, the Treasury Regulations promulgated thereunder, and judicial and administrative interpretations of those authorities, in each case, as in effect as of the date of this Information Statement, and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the Spin-Off will be consummated in accordance with the Separation and Distribution Agreement and as described in this Information Statement.
This summary is limited to FedEx stockholders that are U.S. Holders that hold their shares of FedEx common stock as a capital asset within the meaning of the Code (generally, property held for investment). A “U.S. Holder” is a beneficial owner of shares of FedEx common stock that is, for U.S. federal income tax purposes:
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an individual who is a citizen or a resident of the United States;

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a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to U.S. Holders in light of their particular circumstances, nor does it address the consequences to U.S. Holders subject to special treatment under the U.S. federal income tax laws, such as:
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dealers or traders in securities that elect to mark their securities to market;

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tax-exempt entities;

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banks, financial institutions, or insurance companies;

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real estate investment trusts, regulated investment companies, or grantor trusts;

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persons who acquired shares of FedEx common stock pursuant to the exercise of employee stock options or otherwise as compensation;

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persons owning shares of FedEx common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, or other risk reduction transaction for U.S. federal income tax purposes;

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certain former citizens or long-term residents of the United States;

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persons who are subject to an alternative minimum tax;

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partnerships or any other entities or arrangements treated as partnerships for U.S. federal income tax purposes;

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persons who own shares of FedEx common stock through a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes; or

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persons who hold shares of FedEx common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift, or other non-income tax consequences.
If a partnership, or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of FedEx common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the tax consequences of the Spin-Off to it.
EACH FEDEX STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE SPIN-OFF TO IT, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, OR LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.
The Spin-Off, along with certain related transactions, is conditioned upon the receipt by FedEx of an opinion of Skadden to the effect that, among other things, the Spin-Off, together with certain related transactions, will qualify for non-recognition of income, gain, and loss under Section 355 and related provisions of the Code (the “Intended Tax Treatment”). The tax opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness, and completeness of certain representations and statements made by FedEx and FedEx Freight to Skadden. In rendering the opinion, Skadden will also rely on certain covenants that FedEx and FedEx Freight enter into, including the adherence by FedEx and FedEx Freight to certain restrictions on future actions. If any of the assumptions, representations, or statements made by FedEx or FedEx Freight are, or become, inaccurate, incorrect, or incomplete, or if FedEx or FedEx Freight breach any of their covenants, such transactions might not qualify for the Intended Tax Treatment. The opinion is not binding on the IRS or a court, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to those described below.
Assuming that the Spin-Off, together with certain related transactions, qualifies for the Intended Tax Treatment, then, for U.S. federal income tax purposes:
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a FedEx stockholder will not recognize any gain or loss, and no amount will be includable in income, for U.S. federal income tax purposes as a result of the receipt of FedEx Freight common stock pursuant to the Spin-Off, except with respect to any cash received in lieu of fractional shares of FedEx Freight common stock (as described below);

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a FedEx stockholder’s aggregate tax basis in its shares of FedEx common stock following the Spin-Off and in the FedEx Freight common stock received in the Spin-Off (including any fractional share interest in FedEx Freight common stock for which cash is received) will equal such stockholder’s tax basis in its shares of FedEx common stock immediately before the Spin-Off, allocated between the shares of FedEx common stock and FedEx Freight common stock (including any fractional share interest in FedEx Freight common stock for which cash is received) in proportion to their relative fair market values on the date of the Spin-Off;

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a FedEx stockholder’s holding period for FedEx Freight common stock received in the Spin-Off (including any fractional share interest in FedEx Freight common stock for which cash is received) will include the holding period for that stockholder’s shares of FedEx common stock; and

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a FedEx stockholder who receives cash in lieu of a fractional share of FedEx Freight common stock in the Spin-Off will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the FedEx stockholder’s adjusted tax basis in the fractional share. Such gain or loss will be long-term capital gain or loss if the stockholder’s holding period for its shares of FedEx common stock exceeds one year at the time of the Spin-Off. The deductibility of capital losses is subject to limitations.

FedEx stockholders that have acquired different blocks of shares of FedEx common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of FedEx Freight common stock distributed with respect to such blocks of shares of FedEx common stock.
U.S. Treasury regulations require certain FedEx stockholders who receive FedEx Freight common stock in the Spin-Off to attach to the stockholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the tax-free nature of the Spin-Off. U.S. Holders should consult their tax advisors with respect to any reporting requirements applicable to them as a result of the Spin-Off.

If the Spin-Off, together with certain related transactions, does not qualify for the Intended Tax Treatment, FedEx stockholders and FedEx would be subject to significant U.S. federal income tax liability. In general, FedEx would recognize gain in an amount equal to the excess, if any, of the fair market value of the FedEx Freight common stock distributed to FedEx stockholders on the date of the Spin-Off over FedEx’s tax basis in such shares, and FedEx would also recognize gain on certain other transactions related to the Spin-Off. In addition, each FedEx stockholder that receives shares of FedEx Freight common stock in the Spin-Off could be treated as receiving a taxable distribution from FedEx in an amount equal to the fair market value of the FedEx Freight common stock that was distributed to the stockholder, which generally would be taxed as a dividend to the extent of FedEx’s current and accumulated earnings and profits, taking into account the amount of any gain recognized by FedEx in connection with the Spin-Off, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the FedEx stock and thereafter treated as capital gain from the sale or exchange of FedEx stock.
Even if the Spin-Off otherwise qualifies as tax-free for U.S. federal income tax purposes under Section 355 of the Code, it could be taxable to FedEx (but not FedEx’s stockholders) under Section 355(e) of the Code if the Spin-Off were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest, by vote or value, in FedEx or FedEx Freight. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual, and subject to an analysis of the facts and circumstances of a particular case. If an acquisition or issuance of FedEx common stock or FedEx Freight common stock triggers the application of Section 355(e) of the Code, FedEx would generally recognize gain as described above. Depending on the circumstances, FedEx Freight may be required to indemnify FedEx for any resulting taxes and related expenses, which amounts could be material. Please see “Certain Relationships and Related Person Transactions — Tax Matters Agreement” for a more detailed discussion of the Tax Matters Agreement between FedEx and FedEx Freight.

DESCRIPTION OF CERTAIN INDEBTEDNESS
Credit Facilities
The following is a summary of certain terms and provisions of the Credit Facilities (as defined below) and is subject to and qualified in its entirety by reference to the full text of the agreements governing the Credit Facilities, which are filed as exhibits to our Registration Statement on Form 10 of which this Information Statement is part.
Overview
In contemplation of the Spin-Off, on January 15, 2026, we entered into (a) a five-year revolving credit facility in an aggregate committed amount of $1.2 billion (including a letter of credit sub-facility in an aggregate face amount of up to $50 million) (the “Revolving Credit Facility”) and (b) a three-year delayed draw term loan facility in the aggregate principal amount of $0.6 billion (the “Term Loan Facility” and, together with the Revolving Credit Facility, the “Credit Facilities”).
The definitive documentation for the Credit Facilities is based on the Five-Year Credit Agreement, dated as of March 15, 2024 (as amended by the First Amendment, dated as of October 31, 2025), by and among FedEx, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent thereunder, with such changes that are usual and customary for facilities and transactions of this type, including to reflect the Spin-Off and, with respect to the Term Loan Facility, provisions to reflect the term loan nature of the facility. The Credit Facilities provide for borrowings in U.S. dollars.
The availability of borrowings under the commitments in respect of the Revolving Credit Facility is conditioned on the consummation of the Spin-Off and the funding of the Term Loan Facility is conditioned on our good faith anticipation of the Spin-Off occurring within five business days after such funding.
Interest Rate and Fees
Borrowings under the Credit Facilities bear interest at a rate per annum equal to either of the following, plus, in each case, an applicable margin: (a) the base rate; or (b) a benchmark reference rate (initially based on a forward-looking term SOFR-based rate). The applicable margin for borrowings under the Credit Facilities ranges from 0.00% to 0.75% with respect to base rate borrowings and 1.00% to 1.75% with respect to benchmark rate borrowings, in each case, based on our credit rating.
In addition to paying interest on outstanding principal under the Credit Facilities, the Company will pay (i) with respect to the Credit Facilities, customary agency fees, (ii) with respect to the Revolving Credit Facility, (a) a commitment fee in respect of the unutilized commitments thereunder and (b) customary letter of credit fees, and (iii) with respect to the Term Loan Facility, a ticking fee in respect of the undrawn commitments thereunder. The commitment fees in respect of the Revolving Credit Facility, and the ticking fees in respect of the Term Loan Facility, range from 0.09% to 0.25% of unutilized commitments thereunder per annum, based on our credit rating.
Voluntary Prepayments and Reductions in Commitments
The Credit Facilities allow the Company to voluntarily prepay outstanding loans under the Credit Facilities at any time without premium or penalty, other than customary “breakage” costs. The Company may borrow, prepay, and reborrow amounts under the Revolving Credit Facility. Amounts borrowed and repaid or prepaid under the Term Loan Facility may not be reborrowed. The Credit Facilities allow the Company to voluntarily reduce the unutilized portion of the commitments.
Commitment Termination
The commitments under the Revolving Credit Facility will terminate on the earliest of (i) the date of public announcement by FedEx of the abandonment of the Spin-Off, (ii) 5:00 p.m., New York City time, on August 31, 2026 (if the closing date thereunder has not occurred by such time), and (iii) the maturity date.

The commitments under the Term Loan Facility will terminate on the earliest of (i) the date of public announcement by FedEx of the abandonment of the Spin-Off, (ii) the date of funding of the term loan, (iii) the Spin-Off occurring without funding of the term loan, (iv) five business days after the date on which the term loan becomes available for drawing thereunder, as such date may be extended or restarted in accordance with the Term Loan Facility (such date, the “Term Loan End Date”), and (v) August 31, 2026.
Amortization and Maturity Date
Neither Credit Facility has any scheduled amortization.
Any revolving loans outstanding under the Revolving Credit Facility will be due and payable in full on the maturity date, which will originally be the fifth anniversary of the closing date thereunder (which closing date is expected to be the date of the closing of the Spin-Off). The Revolving Credit Facility provides the ability for the Company to extend the maturity date of the Revolving Credit Facility by one-year up to two times, subject to certain customary conditions and restrictions.
All outstanding amounts under the Term Loan Facility will be due and payable on the earlier of (i) the maturity date and (ii) five business days after the Term Loan End Date, if the Spin-Off has not occurred by such date (and the lenders have not agreed to extend such date). The maturity date under the Term Loan Facility will be the three-year anniversary of the funding date.
Incremental Facilities
The Revolving Credit Facility permits the Company to request, from time to time and subject to certain customary conditions, an increase in the aggregate amount available under the Revolving Credit Facility of up to $0.6 billion.
Guarantees
Obligations under the Credit Facilities may be guaranteed by certain of our subsidiaries from time to time, and will be guaranteed by FedEx until consummation of the Spin-Off. Upon consummation of the Spin-Off, FedEx and any subsidiary of FedEx that is a guarantor under the Credit Facilities will be automatically released from such guarantee.
Certain Covenants and Events of Default
The Credit Facilities contain certain negative covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of each of our subsidiaries to:
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with respect to subsidiaries that are not guarantors, incur additional indebtedness (including guarantees thereof);

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create liens on our assets;

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merge, consolidate, or enter into analogous transactions with other persons, or sell all or substantially all of our assets; and

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repurchase our common stock, pay dividends, or make similar distributions on our capital stock while an event of default has occurred and is continuing.

The Credit Facilities require that we maintain, on a quarterly basis, beginning with the first full fiscal quarter ending after the Spin-Off, a total leverage ratio of no more than (a) in the case of any fiscal quarter ending prior to the date that is seven months after the date of the Spin-Off, 3.75:1.00, and (b) in the case of any fiscal quarter ending on or after the date that is seven months after the date of the Spin-Off, 3.50:1.00. Following the consummation of an acquisition for which the aggregate cash consideration is at least $0.5 billion, we may elect to increase the total leverage ratio to 4.00:1.00 with respect to the fiscal quarter during which such acquisition is consummated and the immediately following three fiscal quarters, provided that there must be at least two consecutive fiscal quarters between such elections during which no increase to the total leverage ratio is in effect.

The Credit Facilities also contain conditions precedent, representations and warranties, affirmative covenants, and events of default (including as the result of a change of control), in each case, usual and customary for facilities and transactions of this type.
The proceeds of the term loan under the Term Loan Facility shall be used, in whole or in part, to (i) fund the distribution of approximately $[•] billion in cash to FedEx at the closing of the Spin-Off, (ii) fund other transactions in connection with the Spin-Off, and (iii) pay fees and expenses related to the Spin-Off (including, without limitation, the fees and expenses with respect to the Term Loan Facility).
The proceeds of the borrowings under the Revolving Credit Facility shall be used, in whole or in part, (i) for general corporate purposes (including acquisitions) and (ii) to pay fees and expenses related to the Spin-Off (including, without limitation, the fees and expenses with respect to the Revolving Credit Facility). Letters of credit issued under the Revolving Credit Facility will be used for general corporate purposes of the Company and its subsidiaries.
Senior Notes
In connection with the Spin-Off, we intend to issue $[•] billion of senior notes. To the extent that we enter into arrangements with respect to such indebtedness prior to the effectiveness of our Registration Statement on Form 10 of which this Information Statement is a part, a description of such arrangements will be included in an amendment to this Information Statement.

DESCRIPTION OF OUR CAPITAL STOCK
General
Prior to the Spin-Off, FedEx, as our sole stockholder, will approve and adopt our certificate of incorporation, and our Board will approve and adopt our bylaws. The following summarizes information concerning our capital stock, including material provisions of our certificate of incorporation, our bylaws, and certain provisions of Delaware law. You are encouraged to read the forms of our certificate of incorporation and our bylaws, which are filed as exhibits to our Registration Statement on Form 10 of which this Information Statement is a part for greater detail with respect to these provisions.
Authorized Shares of Capital Stock
Immediately following the Spin-Off, our authorized capital stock will consist of              shares of common stock, par value $0.10 per share, and             shares of preferred stock, par value $0.10 per share.
Outstanding Shares of Capital Stock
Immediately following the Spin-Off, we expect to have approximately             shares of our common stock and no shares of preferred stock outstanding, based on the number of FedEx shares of common stock outstanding on                , 2026. The actual number of shares of our common stock FedEx will distribute in the Spin-Off will depend on the actual number of shares of FedEx common stock outstanding on the Record Date, which will reflect any issuance of new shares, vesting of equity awards, or exercises of outstanding options pursuant to FedEx’s equity plans, and any repurchase of FedEx shares by FedEx under its Board-authorized repurchase program, on or prior to the Record Date.
Voting Rights
Holders of common stock will be entitled to one vote per share on all matters voted on generally by the stockholders, including the election of directors, and possess all voting power (except as may, in the future, be provided by Delaware law, our certificate of incorporation, or a resolution of our Board authorizing a series of our preferred stock). Our common stock will not have cumulative voting rights.
Dividends
Holders of our common stock will be entitled to receive dividends when, as, and if declared by our Board out of funds legally available for payment of dividends, subject to the rights of the holders of any outstanding shares of preferred stock. The holders of common stock will share equally, share for share, in such dividends, whether payable in cash, in property, or in shares of our stock. See “Dividend Policy.”
Liquidation Rights
Subject to any preferential rights of outstanding shares of preferred stock, holders of common stock will share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution, or winding up.
Absence of Other Rights and Provisions
Our common stock will have no preemptive, subscription, preferential, conversion, or exchange rights, and there will be no redemption or sinking fund provisions applicable to our common stock.
Listing
We intend to apply to list our common stock on the Exchange under the ticker symbol “FDXF.”
Miscellaneous
The outstanding shares of our common stock will be, and any shares of common stock offered by a prospectus supplement upon issuance and payment therefor will be, fully paid and nonassessable.

Sale of Unregistered Securities
On July 14, 2025, FedEx Freight issued 100 shares of common stock to FedEx in exchange for $0.10 per share, which amounts to $10 in the aggregate. FedEx Freight did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering and therefore was exempt from registration pursuant to Section 4(a)(2) of the Securities Act.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A., P.O. Box 505000, Louisville, KY 40233.
Certain Anti-Takeover Effects
General
Certain provisions of our certificate of incorporation, our bylaws, and the DGCL may have the effect of impeding the acquisition of control of us. These provisions are designed to reduce, or will have the effect of reducing, our vulnerability to unsolicited takeover attempts.
Delaware Takeover Statute
We will be subject to the provisions of Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.
No Stockholder Action by Written Consent
Our certificate of incorporation and bylaws will require that all stockholder action be taken at a duly called meeting of the stockholders and prohibit taking action by written consent of stockholders.
Additional Authorized Shares of Capital Stock
The additional shares of authorized common stock and preferred stock available for issuance under our certificate of incorporation could be issued at such times, under such circumstances, and with such terms and conditions as to impede a change in control.
Classified Board
Our certificate of incorporation will provide that our Board will be divided into three classes with staggered three-year terms until the fifth annual meeting of our stockholders following the Distribution Date. As nearly as possible, each class will consist of one-third of the directors. At each annual meeting of our stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election, provided that beginning at the fifth annual meeting of our stockholders following the Distribution Date, all directors will be elected for one-year terms, and our Board will thereafter no longer be divided into classes. The Class I directors’ terms will expire at the first annual meeting of our stockholders following the Distribution Date, and thereafter at the fourth annual meeting of our stockholders following the Distribution Date, and thereafter at the fifth annual meeting of our stockholders following the Distribution Date. The Class II directors’ terms will expire at the second annual meeting of our stockholders following the Distribution Date, and thereafter at the fifth annual meeting of our stockholders following the Distribution Date. The Class III directors’ terms will expire at the third annual meeting of our stockholders following the Distribution Date, and thereafter at the fifth annual meeting of our stockholders following the Distribution Date. Beginning at the fifth annual meeting of our stockholders following the Distribution Date, all directors will be elected for one-year terms, and our Board will thereafter no longer be divided into classes. The initial division of our Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Removal of Directors and Vacancies
The DGCL provides that, subject to the certificate of incorporation, stockholders may remove directors with or without cause by the affirmative vote of holders of at least a majority of the voting power of our then outstanding capital stock. Our certificate of incorporation will prohibit removal of directors without cause until the fifth annual meeting of the our stockholders following the Distribution Date.
Our bylaws will provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors shall be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery of the State of Delaware may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.
Special Stockholder Meetings
Our bylaws will provide that special meetings of the stockholders (i) may be called by the chair of our Board or our Chief Executive Officer, (ii) will be called by the chair of our Board, our Chief Executive Officer, or our Secretary upon the written request of a majority of our Board, and (iii) following the fifth annual meeting of our stockholders (but not before such time), will be called by the chair of our Board, our Chief Executive Officer, or our Secretary upon proper written request by holders of shares of our voting stock representing at least 20% of the outstanding shares of FedEx Freight entitled to vote.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Under our bylaws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action by providing proper notice to our Secretary, among other means.
In the case of stockholder proposals (including director nominations) not submitted for inclusion in our proxy materials, proper notice must be received by our Secretary between 90 and 120 days prior to the first anniversary of the preceding year’s annual meeting; provided that, in the event that the annual meeting date is more than 30 days before or more than 60 days after the first anniversary of the prior year’s annual meeting, proper notice must be received (i) no earlier than the 120th day prior to such annual meeting and (ii) no later than the close of business on the later of (A) the 90th day prior to such annual meeting or (B) the 10th day following the day on which public disclosure of the date of the annual meeting was first made.
Proxy Access
Our bylaws will allow one or a group of up to 20 stockholders, collectively owning at least 3% of our outstanding shares of voting stock continuously for at least three years, to nominate for election to our Board and to be included in our proxy materials director nominees constituting up to the greater of two individuals and 20% of our Board (as of the last day on which a nomination notice may be submitted).
To nominate such nominees for inclusion in our proxy materials, proper notice must be received by our Secretary between 120 and 150 days prior to the first anniversary of the preceding year’s annual meeting; provided that, if the annual meeting of stockholders is not scheduled to be held between 30 days before and 30 days after the first anniversary of the preceding year’s annual meeting of stockholders, proper notice must be received by the later of 180 days before the annual meeting and the 10th day following the date such annual meeting is first publicly announced or disclosed.
Amendments to Certificate of Incorporation and Bylaws
The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation specifies a higher threshold. Our certificate of incorporation will provide that, until the fifth annual meeting of our stockholders following the Distribution Date, in addition to any other vote required by law, the approval by not less than 66 2∕3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors is required to amend, alter, or repeal certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, ability to call special stockholder meetings, ability for stockholders to act by written consent, and amendment of our certificate of incorporation. The higher voting threshold required by our certificate of incorporation may delay or prevent a change in control.
The DGCL also provides that a board of directors may be granted authority to amend a corporation’s bylaws if so stated in the corporation’s certificate of incorporation, and our certificate of incorporation will provide that our Board may amend our bylaws. Under Delaware law, stockholders also have the power to amend bylaws, and our certificate of incorporation provides that they may be amended by the affirmative vote of holders of at least a majority of the outstanding shares of capital stock of the Company entitled to vote thereon.
Limited Waiver of the Doctrine of Corporate Opportunity
Under Delaware law, pursuant to the doctrine of corporate opportunity, certain fiduciaries of a corporation, including its directors and officers, may not appropriate certain business opportunities of the corporation unless the corporation first rejects such opportunities. Because of the relationship between us and FedEx, and between certain of our directors and FedEx, our certificate of incorporation will provide that, to the fullest extent permitted by law, and unless otherwise explicitly agreed in writing, the doctrine of corporate opportunity will not apply with respect to, and we renounce any expectancy to, any corporate opportunity that may relate to one or both of FedEx’s and our businesses from (i) FedEx or (ii) any of our directors or officers (for purposes of this clause (ii), (x) in circumstances where the application of such doctrine to a corporate opportunity may reasonably conflict with any fiduciary duties or contractual obligations any such person may have to FedEx, and (y) insofar as such corporate opportunity is not offered to such person expressly and solely in such person’s capacity as a director or officer of FedEx Freight and such opportunity is one that we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue and such person is permitted to refer that opportunity to FedEx Freight without violating any legal obligation). Neither FedEx nor any of our directors or officers would have any duty to communicate or present any such corporate opportunity to us or be liable to us or our stockholders for breach of fiduciary duty in any capacity by reason of the fact that FedEx pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to FedEx, or does not present such corporate opportunity to us. See “Risk Factors — Risks Relating to the Spin-Off — Following the Spin-Off, certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in FedEx or because of their previous or continuing positions with FedEx, and our certificate of incorporation will include a limited waiver of the doctrine of corporate opportunity.”
Limitation on Liability of Directors and Indemnification of Directors and Officers
Delaware law authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties as directors or officers, as applicable, and our certificate of incorporation will include such an exculpation provision. Our bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of FedEx Freight, or for serving at our request as a director, officer, employee, or agent at another corporation or enterprise, as the case may be. Our bylaws will also provide that we shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and advance expenses to our directors, officers, and employees, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL.
The limitation of liability and indemnification provisions that will be included in our certificate of incorporation and bylaws, respectively, may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers, or employees for which indemnification is sought.
Exclusive Forum
Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee to us or our stockholders, any action asserting a claim arising pursuant to the DGCL, or any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation will further provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or stockholders, which may discourage lawsuits with respect to such claims. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions. See “Risk Factors — Risks Relating to Our Common Stock and the Securities Market — Our certificate of incorporation will contain an exclusive forum provision that could limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for such disputes and may discourage lawsuits against us and any of our directors, officers, or other employees.”

WHERE YOU CAN FIND MORE INFORMATION
We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that FedEx’s stockholders will receive in the Spin-Off as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, on the website maintained by the SEC at www.sec.gov. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.
As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC.
You may request a copy of any of our filings with the SEC at no cost by writing us at the following address:
FedEx Freight Holding Company, Inc.
8285 Tournament Drive
Memphis, TN 38125
Attn: Investor Relations
We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with GAAP and audited and reported on by an independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm
To the Stockholder of FedEx Freight Holding Company, Inc. and Board of Directors of FedEx Corporation
Opinion on the Financial Statement
We have audited the accompanying balance sheet of FedEx Freight Holding Company, Inc. (the Company) as of July 14, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at July 14, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2025.
Memphis, Tennessee
January 16, 2026

FEDEX FREIGHT HOLDING COMPANY, INC.
BALANCE SHEET
(IN DOLLARS)
July 14, 2025
ASSETS
Cash	$—
TOTAL ASSETS	$—
LIABILITIES AND EQUITY
Total liabilities	$—
EQUITY
Common stock, $0.10 par value; 100 shares authorized; 100 shares issued and outstanding	10
Additional paid-in capital	—
Subscription receivable	(10)
Total equity	—
TOTAL LIABILITIES AND EQUITY	$—
The accompanying notes are an integral part of the financial statement.

NOTE 1:   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
DESCRIPTION OF BUSINESS. FedEx Freight Holding Company, Inc. (the “Company”) was incorporated in Delaware on July 14, 2025. Pursuant to a reorganization, the Company will become a holding company whose assets are expected to include all of the outstanding equity interests of FedEx Freight, Inc. (“FedEx Freight”), an indirect wholly owned subsidiary of FedEx Corporation (“FedEx”). The Company will, through FedEx Freight, continue to conduct the business now conducted by FedEx Freight and its subsidiaries. As a result, the Company will consolidate the financial results of FedEx Freight at a future date when FedEx Freight is contributed to the Company in a spin-off transaction.
BASIS OF PRESENTATION. The Company has engaged in no business activities to date and has no assets or liabilities of any kind, other than those related to its formation. The Balance Sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in equity, and cash flows have not been presented in the financial statements because there have been no material operating or non-operating activities conducted by this entity.
NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
SUBSCRIPTION RECEIVABLE. Subscription receivable represents cash not yet collected from stockholders for the issuance of common stock. As of July 14, 2025, the subscription receivable balance of $10 was the result of the issuance of 100 shares to FedEx.
NOTE 3:   EQUITY
The Company is authorized to issue 100 shares of common stock, par value $0.10 per share (“Common Stock”). As of July 14, 2025, the Company has issued 100 shares of Common Stock, all of which were held by FedEx, in exchange for a subscription agreement to receive $10.
NOTE 4:   SUBSEQUENT EVENTS
The Company has evaluated events and transactions that occurred after the date of the accompanying Balance Sheet through January 16, 2026, the date this financial statement was available for issuance, for potential recognition or disclosure in the financial statement. On January 15, 2026, we entered into (a) a five-year revolving credit facility in an aggregate committed amount of $1.2 billion (including a letter of credit sub-facility in an aggregate face amount of up to $50 million) and (b) a three-year delayed draw term loan facility in the aggregate principal amount of $600 million.
There were no other recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the accompanying financial statement.

FEDEX FREIGHT HOLDING COMPANY, INC.
BALANCE SHEETS
(IN DOLLARS)
	November 30, 2025 (Unaudited)	July 14, 2025
ASSETS
Cash	$—	$—
TOTAL ASSETS	$—	$—
LIABILITIES AND EQUITY
Total liabilities	$—	$—
EQUITY
Common stock, $0.10 par value; 100 shares authorized; 100 shares issued and outstanding	10	10
Additional paid-in capital	—	—
Subscription receivable	(10)	(10)
Total equity	—	—
TOTAL LIABILITIES AND EQUITY	$—	$—
The accompanying notes are an integral part of the financial statements.

NOTE 1:   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
DESCRIPTION OF BUSINESS. FedEx Freight Holding Company, Inc. (the “Company”) was incorporated in Delaware on July 14, 2025. Pursuant to a reorganization, the Company will become a holding company whose assets are expected to include all of the outstanding equity interests of FedEx Freight, Inc. (“FedEx Freight”), an indirect wholly owned subsidiary of FedEx Corporation (“FedEx”). The Company will, through FedEx Freight, continue to conduct the business now conducted by FedEx Freight and its subsidiaries. As a result, the Company will consolidate the financial results of FedEx Freight at a future date when FedEx Freight is contributed to the Company in a spin-off transaction.
BASIS OF PRESENTATION. The Company has engaged in no business activities to date and has no assets or liabilities of any kind, other than those related to its formation. The Balance Sheets have been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of income, comprehensive income, changes in equity, and cash flows have not been presented in the financial statements because there have been no material operating or non-operating activities conducted by this entity. As of November 30, 2025, the activity of the Company included the issuance of 100 shares of common stock to FedEx on July 14, 2025, in exchange for a subscription receivable of $10.
The accompanying unaudited Balance Sheet as of November 30, 2025, has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial statements. These unaudited financial statements reflect, in the opinion of management, all material adjustments (which include only normally recurring adjustments) necessary to fairly state, in all material respects, our financial position for the period presented.
NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
SUBSCRIPTION RECEIVABLE. Subscription receivable represents cash not yet collected from stockholders for the issuance of common stock. As of July 14, 2025, and November 30, 2025, the subscription receivable balance of $10 was the result of the issuance of 100 shares to FedEx.
NOTE 3:   EQUITY
The Company is authorized to issue 100 shares of common stock, par value $0.10 per share (“Common Stock”). As of July 14, 2025, the Company has issued 100 shares of Common Stock, all of which were held by FedEx, in exchange for a subscription agreement to receive $10, at November 30, 2025, and July 14, 2025.
NOTE 4:   SUBSEQUENT EVENTS
The Company has evaluated events and transactions that occurred after the date of the accompanying Balance Sheets through January 16, 2026, the date these financial statements were available for issuance, for potential recognition or disclosure in the financial statements. On January 15, 2026, we entered into (a) a five-year revolving credit facility in an aggregate committed amount of $1.2 billion (including a letter of credit sub-facility in an aggregate face amount of up to $50 million) and (b) a three-year delayed draw term loan facility in the aggregate principal amount of $600 million.
There were no other recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the accompanying financial statements.

Report of Independent Registered Public Accounting Firm
To the Stockholder of FedEx Freight, Inc. and Board of Directors of FedEx Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of FedEx Freight, Inc. (the Company) as of May 31, 2025 and 2024, the related consolidated statements of income, cash flows, and changes in equity for each of the three years in the period ended May 31, 2025 and the related notes and financial statement schedule included in Schedule II of this Form 10 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at May 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended May 31, 2025 in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.
Valuation of Self-Insurance Accruals
Description of the Matter	At May 31, 2025 and 2024, the Company’s self-insurance accruals reflected in the balance sheet were $418 million and $411 million, respectively. As disclosed in Note 2 to the consolidated financial statements, self-insurance accruals include costs associated with workers’ compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. These accrued liabilities are primarily based on the actuarially estimated cost of claims incurred as of the balance sheet date.

Auditing the Company’s self-insurance accruals for workers’ compensation claims and vehicle accidents is complex due to the significant measurement uncertainty inherent to the estimate, the application of management judgment, and the use of various actuarial methods. In addition, these accruals are sensitive due to the volume of claims and the amount of time that can pass before the final cost is known.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design of controls and tested the operating effectiveness of controls over management’s process for estimating self-insurance accruals, including management’s review of actuarial estimates and assessment of data underlying the accruals.
To evaluate the self-insurance accruals, our audit procedures included, among others, testing the completeness and accuracy of the underlying claims data used by the Company. We involved our actuarial specialists to assist in our evaluation of the methodologies applied by management in establishing the actuarially determined accruals as well as to independently calculate ranges of reasonable reserve estimates based on actuarial methodologies and to compare such ranges to the Company’s actuarial estimates. Furthermore, we compared the Company’s historical estimates of expected incurred losses to actual losses experienced during the current year.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2025.
Memphis, Tennessee
August 29, 2025

FEDEX FREIGHT, INC.
CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE DATA)
	May 31,
	2025	2024
ASSETS
CURRENT ASSETS
Cash	$109	$106
Receivables, less allowances of $14 and $11	132	139
Spare parts, supplies, and fuel	21	25
Prepaid expenses and other	22	35
Total current assets	284	305
PROPERTY AND EQUIPMENT, AT COST
Vehicles and trailers	3,964	3,917
Facilities and other	1,512	1,408
Ground support and dock equipment	621	559
Information technology	397	421
Total property and equipment, at cost	6,494	6,305
Less accumulated depreciation and amortization	3,714	3,579
Net property and equipment	2,780	2,726
OTHER LONG-TERM ASSETS
Operating lease right-of-use assets, net	1,352	1,408
Goodwill	602	602
Other assets	4	7
Total other long-term assets	1,958	2,017
TOTAL ASSETS	$5,022	$5,048
The accompanying notes are an integral part of these consolidated financial statements.

FEDEX FREIGHT, INC.
CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE DATA)
	May 31,
	2025	2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accrued salaries and employee benefits	$227	$249
Accounts payable	150	141
Due to Parent, net	5	254
Operating lease liabilities	172	166
Finance lease obligations	7	1
Accrued expenses	212	238
Total current liabilities	773	1,049
LONG-TERM LIABILITIES
Deferred income taxes	235	250
Self-insurance accruals	315	295
Operating lease liabilities	1,188	1,245
Finance lease obligations	66	39
Other liabilities	52	46
Total long-term liabilities	1,856	1,875
CONTINGENCIES
EQUITY
Common stock, no par value; 25,000 shares authorized; 25,000 shares issued and outstanding as of May 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	—	—
Retained earnings	2,400	2,127
Accumulated other comprehensive loss	(7)	(3)
Total equity	2,393	2,124
TOTAL LIABILITIES AND EQUITY	$5,022	$5,048
The accompanying notes are an integral part of these consolidated financial statements.

FEDEX FREIGHT, INC.
CONSOLIDATED STATEMENTS OF INCOME
(IN MILLIONS, EXCEPT PER SHARE DATA)
	Years ended May 31,
	2025	2024	2023
REVENUE	$8,892	$9,424	$10,084
OPERATING EXPENSES:
Salaries and employee benefits	4,157	4,177	4,296
Purchased transportation	807	873	1,079
Rentals	295	287	277
Depreciation and amortization	471	455	445
Fuel	457	571	748
Maintenance and repairs	362	358	351
Other	939	950	994
TOTAL OPERATING EXPENSES	7,488	7,671	8,190
OPERATING INCOME	1,404	1,753	1,894
OTHER INCOME (EXPENSE):
Related party interest income	388	330	187
Other, net	10	(4)	9
TOTAL OTHER INCOME	398	326	196
INCOME BEFORE INCOME TAXES	1,802	2,079	2,090
PROVISION FOR INCOME TAXES	456	505	509
NET INCOME	$1,346	$1,574	$1,581
BASIC EARNINGS PER COMMON SHARE	$53,840	$62,960	$63,240
DILUTED EARNINGS PER COMMON SHARE	$53,840	$62,960	$63,240
The accompanying notes are an integral part of these consolidated financial statements.

FEDEX FREIGHT, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)
	Years ended May 31,
	2025	2024	2023
OPERATING ACTIVITIES
Net income	$1,346	$1,574	$1,581
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	416	404	387
Provision for uncollectible accounts	19	11	9
Other noncash items including leases and deferred income taxes	228	157	293
Stock-based compensation	10	12	13
Changes in assets and liabilities:
Receivables	—	(9)	23
Other current assets	16	22	(38)
Pension and postretirement healthcare assets and liabilities, net	—	—	(252)
Accounts payable and other liabilities	(255)	(233)	(327)
Due (to) from Parent, net	(255)	(397)	61
Other, net	6	—	2
Cash provided by operating activities	1,531	1,541	1,752
INVESTING ACTIVITIES
Capital expenditures	(437)	(461)	(558)
Proceeds from asset dispositions and other	52	58	56
Cash used in investing activities	(385)	(403)	(502)
FINANCING ACTIVITIES
Principal payments on finance lease obligations	(63)	(1)	(1)
Net transfers to Parent	(1,077)	(1,125)	(1,255)
Cash used in financing activities	(1,140)	(1,126)	(1,256)
Effect of exchange rate changes on cash	(3)	1	1
Net increase (decrease) in cash	3	13	(5)
Cash at beginning of period	106	93	98
Cash at end of period	$109	$106	$93
The accompanying notes are an integral part of these consolidated financial statements.

FEDEX FREIGHT, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(IN MILLIONS)
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at May 31, 2022	$—	$—	$1,346	$(3)	$1,343
Net income	—	—	1,581	—	1,581
Net transfers to Parent	—	—	(1,253)	—	(1,253)
Balance at May 31, 2023	—	—	1,674	(3)	1,671
Net income	—	—	1,574	—	1,574
Net transfers to Parent	—	—	(1,121)	—	(1,121)
Balance at May 31, 2024	—	—	2,127	(3)	2,124
Net income	—	—	1,346	—	1,346
Foreign currency translation adjustments	—	—	—	(4)	(4)
Net transfers to Parent	—	—	(1,073)	—	(1,073)
Balance at May 31, 2025	$—	$—	$2,400	$(7)	$2,393
The accompanying notes are an integral part of these consolidated financial statements.

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1:   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
BACKGROUND. In December 2024, FedEx Corporation (the “Parent” or “FedEx”) announced its plan to pursue a full separation of FedEx Freight, Inc. (“FedEx Freight,” the “Company,” “we,” or “our”), through the capital markets, creating a new publicly traded company, FedEx Freight Holding Company, Inc. The transaction, which will be implemented through the spin-off of shares of FedEx Freight Holding Company, Inc. to FedEx stockholders, is intended to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026. The completion of the spin-off is subject to certain conditions, including the effectiveness of a registration statement.
DESCRIPTION OF BUSINESS. FedEx Freight is a leading North American provider of less-than-truckload (“LTL”) freight transportation services. We offer a range of services designed to meet the diverse needs of LTL shippers including time-critical transportation needs leveraging our advanced tracking capabilities and a comprehensive network of service centers and hubs that facilitate efficient delivery and pickup. FedEx Freight service offerings include priority services when speed is critical and economy services when time can be traded for savings. FedEx Freight is our sole reportable segment based upon the information used by our chief operating decision maker (“CODM”) in evaluating the performance of our business and allocating resources and capital.
FedEx Freight was created through several acquisitions by FedEx, including Viking Freight, Inc. in January 1998, American Freightways, Inc. in February 2001, and Watkins Motor Lines in May 2006. In April 2002, American Freightways, Inc. was renamed FedEx Freight East, Inc. and Viking Freight, Inc. was renamed FedEx Freight West, Inc. In May 2006, the Watkins Motor Lines business was renamed FedEx National LTL, Inc. In December 2008, FedEx Freight East, Inc. and FedEx Freight West, Inc. merged and became FedEx Freight, which was wholly owned by FedEx Freight Corporation. In January 2011, FedEx National LTL, Inc. merged into FedEx Freight. On June 1, 2024, FedEx Freight Corporation merged into FedEx Freight, and ownership of FedEx Custom Critical, Inc. (“FedEx Custom Critical”) was transferred from another FedEx subsidiary to FedEx Freight. On September 1, 2024, FedEx Freight Canada Holding Company, Inc., formerly a subsidiary of FedEx Freight Corporation, merged into FedEx Freight and its subsidiary, FedEx Freight Canada Corp. (“FedEx Freight Canada”), became a subsidiary of FedEx Freight.
FedEx Custom Critical and FedEx Freight Canada’s results have been included retrospectively for all periods presented since the contribution was a transaction under common control.
FISCAL YEARS. Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2025, or ended May 31 of the year referenced.
In January 2025, the FedEx Board of Directors approved a change in the fiscal year-end from May 31 to December 31 for FedEx, inclusive of FedEx Freight. The fiscal year change is expected to be effective for the period beginning June 1, 2026.
BASIS OF PRESENTATION. Throughout the periods included in these consolidated financial statements, FedEx Freight operated as part of FedEx and consisted of several legal entities. As stated above, FedEx Custom Critical and FedEx Freight Canada’s results have been included retrospectively for all periods presented since the contribution was a transaction under common control. Accordingly, the financial statements are presented on a consolidated basis for all periods. Separate financial statements have not historically been prepared for FedEx Freight. These consolidated financial statements have been derived from FedEx’s historical accounting records as if FedEx Freight’s operations had been conducted independently from FedEx, using the historical accounting policies applied by FedEx. The consolidated financial statements were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).
The historical results of operations, financial position, and cash flows of FedEx Freight presented in these consolidated financial statements may not be indicative of what they would have been had FedEx Freight

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been an independent stand-alone entity, nor are they necessarily indicative of FedEx Freight’s future results of operations, comprehensive income, financial position, and cash flows.
The consolidated financial statements include all revenue and costs directly attributable to FedEx Freight and an allocation of expenses related to certain FedEx corporate and shared functions as described in Note 9, Related Party Transactions. These expenses have been allocated to FedEx Freight based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata based on an applicable measure of total revenue, headcount, specific revenue by function, transaction volume, or other relevant measures. Management considers these allocations to be a reasonable reflection of the utilization of services or the benefit received.
The consolidated financial statements include all of the assets and liabilities specifically attributable to FedEx Freight and its subsidiaries, all of which are wholly owned.
All intercompany transactions and balances within FedEx Freight have been eliminated in these consolidated financial statements. As described in Note 9, Related Party Transactions, certain transactions between FedEx Freight and FedEx have been included in the accompanying consolidated financial statements.
FedEx uses a centralized approach to cash management and financing of its domestic operations. The related balances are increased through daily cash deposits by the Company to FedEx and decreased by cash distributions and disbursements made by FedEx on behalf of FedEx Freight for operating expenses. This arrangement is not reflective of the manner in which we would have financed our domestic operations had we been a stand-alone business separate from FedEx during the periods presented. As a result of this arrangement, we are dependent on transfers of cash from FedEx to fund our operations in certain situations. The amounts associated with this arrangement are reported in the caption “Retained earnings” as a component of equity in the accompanying Consolidated Balance Sheets and as a financing activity on the accompanying Consolidated Statements of Cash Flows. Refer to Note 9, Related Party Transactions, for further discussion.
FedEx’s third-party debt and related interest expense have not been attributed to FedEx Freight for the periods presented because FedEx’s borrowings are neither directly attributable to FedEx Freight nor is FedEx Freight the legal obligor of such borrowings. Refer to Note 12, Contingencies, for further discussion of our guarantees of FedEx’s third-party debt during the periods presented.
FedEx and its affiliates provide a variety of services to FedEx Freight. Certain services and support functions such as information technology, marketing, sales, financial services, support services, customer experience, and various other FedEx shared services are routinely allocated to FedEx Freight. In circumstances where charges were not historically billed to FedEx Freight by FedEx (or charges billed were not reflective of the full costs of doing business), those charges have been allocated to FedEx Freight and are reflected within the respective operating expense line item in the accompanying Consolidated Statements of Income. Where specific identification of charges was not practicable, a reasonable method of allocation was applied to those charges primarily based on a proportional share of total revenue. Refer to Note 9, Related Party Transactions, for further discussion.
Where allocations of amounts were necessary, the allocations of these amounts were determined on a reasonable basis and the methods were applied consistently for the periods presented and reflect all of the costs of FedEx Freight. These allocated amounts are not necessarily indicative of the actual amounts that might have been incurred or realized had FedEx Freight operated as an independent, stand-alone entity during the periods presented nor are they indicative of FedEx Freight’s future operations. Consequently, the consolidated financial statements do not necessarily represent the results the Company would have achieved if the Company had operated as a separate, stand-alone entity during the periods presented. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate, stand-alone company during the periods presented.
During the periods presented in these consolidated financial statements, the operations of FedEx Freight were included in the consolidated U.S. federal and state income tax returns filed by FedEx. Income tax

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expense and other income tax-related information contained in the accompanying consolidated financial statements are presented on a separate return basis as if FedEx Freight had filed its own tax returns. The deferred income taxes of FedEx Freight as presented in these consolidated financial statements, including tax attributes such as net operating losses or credit carryforwards, may not be indicative of the deferred tax assets available to FedEx Freight in the future. FedEx Freight’s uncertain tax positions recorded under the separate return method may also differ from those recorded in FedEx’s financial statements. See Note 7, Income Taxes, for additional information.
NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
REVENUE RECOGNITION.
Satisfaction of Performance Obligation
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the basis of revenue recognition in accordance with GAAP. To determine the proper revenue recognition method for contracts, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. For most of our contracts, the customer contracts with us to provide distinct transportation services within a single contract. Substantially all of our transportation service contracts with customers include only one performance obligation, the transportation services themselves. However, if a contract is separated into more than one performance obligation, we allocate the total transaction price to each performance obligation in an amount based on the estimated relative stand-alone selling prices of the promised services underlying each performance obligation. We frequently sell standard transportation services with observable stand-alone sales prices. In these instances, the observable stand-alone sales are used to determine the stand-alone selling price.
For transportation services, revenue is recognized over time as we perform the services in the contract because of the continuous transfer of control to the customer. Our customers receive the benefit of our services as the goods are transported from one location to another. If we were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided. We use an output method of progress based on time-in-transit because it depicts the transfer of control to the customer that occurs throughout the time-in-transit.
Contract Modification
Contracts are often modified to account for changes in the rates we charge our customers or to add distinct services. We consider contract modifications to exist when the modification either creates new enforceable rights and obligations or alters the existing arrangement. Contract modifications that add distinct services are treated as separate contracts. Contract modifications that do not add distinct services typically change the price of existing services. These contract modifications are accounted for prospectively as the remaining performance obligations are distinct.
Variable Consideration
Certain contracts contain guaranteed service refunds and other provisions that can either increase or decrease the transaction price. We estimate variable consideration as the most likely amount to which we expect to be entitled. We include estimated amounts of revenue, which may be reduced by other contract provisions, in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the

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transaction price are based on an assessment of anticipated customer spending and all information (historical, current, and forecasted) that is reasonably available to us.
Payment Terms
Certain of our revenue-producing transactions are subject to taxes and duties, such as sales tax, assessed by governmental authorities. We present these revenues net of tax. Under the typical payment terms of our customer contracts, the customer pays at periodic intervals (e.g., every 15 days, 30 days, 45 days, etc.) for shipments included on invoices received. It is not customary business practice to extend payment terms past 90 days, and as such, we do not have a practice of including a significant financing component within our revenue contracts with customers.
FACTORING AGREEMENTS. We sell certain of our trade accounts receivable on a non-recourse basis to FedEx under a legally enforceable factoring agreement. We account for these transactions as sales of receivables and reflect the transfer of receivables as a reduction of “Receivables” on the accompanying Consolidated Balance Sheets. The cash proceeds from the factoring agreement are presented as “Cash provided by operating activities” in the accompanying Consolidated Statements of Cash Flows. See Note 9, Related Party Transactions, for additional information.
CREDIT RISK. We routinely grant credit to many of our customers without collateral. The risk of credit loss in our non-factored trade receivables is substantially mitigated by our credit evaluation process, short collection terms, and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined on accounts receivable using a combination of specific reserves for accounts that are deemed to exhibit credit loss indicators and general reserves that are determined using loss rates based on historical write-offs by geography and recent forecast information, including underlying economic expectations. We update our estimate of credit loss reserves quarterly, considering recent write-offs, collections information, and underlying economic expectations. Historically, credit losses have been within management’s expectations.
Credit losses were $19 million in 2025, $11 million in 2024, and $9 million in 2023. Our allowance for credit losses was $12 million at May 31, 2025, and $8 million at May 31, 2024.
CASH. FedEx reviews excess cash in certain jurisdictions that accumulates based on customer payer location and executes periodic dividend payments from its subsidiaries for company-wide use. See Note 1, Description of Business and Basis of Presentation, for discussion of our participation in FedEx’s centralized cash management program for domestic cash balances.
SPARE PARTS, SUPPLIES, AND FUEL. Spare parts and the majority of our supplies and fuel are reported at weighted-average cost.
PROPERTY AND EQUIPMENT. Expenditures for major additions, improvements, and equipment modifications are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Maintenance and repairs costs are charged to expense as incurred. We capitalize certain direct internal and external costs associated with the development of internal-use software, including implementation of cloud computing service arrangements. Gains and losses on sales of property used in operations are classified within operating expenses and historically have been nominal.
For financial reporting purposes, we record depreciation and amortization of property and equipment on a straight-line basis over the asset’s service life or related lease term, if shorter. For income tax purposes, depreciation is computed using accelerated methods when applicable.

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The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):
		Net Book Value at May 31,
	Range	2025	2024
Vehicles and trailers	3 – 15 years	$1,553	$1,552
Facilities and other	10 – 33 years	890	831
Ground support and dock equipment	3 – 15 years	255	199
Information technology	3 – 7 years	82	144
Substantially all property and equipment have no material residual values. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. Finance right-of-use assets included in property and equipment were $44 million and $30 million as of May 31, 2025 and 2024, respectively.
Depreciation and amortization expense, excluding gains and losses on sales of property and equipment used in operations, was $456 million in 2025, $444 million in 2024, and $424 million in 2023. Depreciation and amortization expense includes amortization of assets under finance leases.
Gains on sales of property and equipment used in operations were primarily due to facility closures. We recognized gains on sales of property and equipment of $40 million in 2025, $40 million in 2024, and $37 million in 2023 which are included in the “Depreciation and amortization” line item in the accompanying Consolidated Statements of Income.
IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value.
We operate an integrated transportation network so cash flows for most of our operating assets to be held and used are assessed for impairment at the network level.
GEOGRAPHIC INFORMATION. Non-current assets include property and equipment, operating lease right-of-use assets, and other long-term assets. Non-current assets in the United States were $4.1 billion at May 31, 2025 and 2024. Non-current assets in international jurisdictions were $51 million and $63 million at May 31, 2025 and 2024, respectively.
GOODWILL. Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Several factors give rise to goodwill in our acquisitions, such as the expected benefits from synergies of the combination and the existing workforce of the acquired business. Goodwill is reviewed at least annually for impairment. In our evaluation of goodwill impairment, we perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to test goodwill for impairment, including comparing the fair value of the reporting unit to its carrying value (including attributable goodwill). Fair value for our reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates, and expected capital expenditures. Fair value determinations may include both internal and third-party valuations. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter. We evaluated our reporting units during the fourth quarters of 2025, 2024, and 2023, and the estimated fair value of each reporting unit exceeded its carrying value as of the end of 2025, 2024, and 2023; therefore, no impairment was recorded during any of the years presented.

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The carrying amount of goodwill was $602 million as of the end of 2025, 2024, and 2023. Accumulated goodwill impairment charges were $108 million for all periods presented.
EMPLOYEE BENEFIT PLANS
Defined Benefit Plans
Prior to May 2023, certain of our U.S. employees participated in defined benefit pension plans sponsored by FedEx Freight, which were accounted for as single-employer plans.
Effective May 31, 2023, the defined benefit pension plans sponsored by FedEx Freight were merged into the FedEx-managed defined benefit pension plans. For all periods presented, certain of our U.S. employees and retirees participated in defined benefit pension and postretirement healthcare plans sponsored by FedEx. Our participation in the defined benefit pension and postretirement healthcare plans sponsored by FedEx is accounted for under the multiemployer approach. Accordingly, we did not record an asset or liability to recognize the funded status of the plans in the accompanying Consolidated Balance Sheets as of May 31, 2025 and 2024.
The accompanying Consolidated Statements of Income reflect the actual net periodic benefit costs for the single-employer plan for 2023, and a proportionate allocation of net periodic benefit costs for the multiemployer plans associated with FedEx Freight employees for 2025 and 2024. These expenses are reflected within “Salaries and employee benefits” and “Other, net” as applicable in the accompanying Consolidated Statements of Income. Expenses associated with our employees’ participation in FedEx-sponsored defined benefit plans and within the single-employer plan in 2023, as well as an allocation of shared employee net periodic benefit costs, were $43 million, $65 million, and $61 million in 2025, 2024, and 2023, respectively.
Defined Contribution Plans
Certain of our employees in Canada participate in a defined contribution plan sponsored by FedEx Freight while certain of our employees in the United States participate in a defined contribution plan sponsored by FedEx. All contributions in the United States are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the Internal Revenue Service. Expenses associated with our employees’ participation in all defined contribution plans and an allocation of shared employee costs are reflected within “Salaries and employee benefits” in the accompanying Consolidated Statements of Income and were $132 million, $137 million, and $146 million in 2025, 2024, and 2023, respectively.
INCOME TAXES. The Company’s income tax provision was prepared following the separate return method. The separate return method applies Accounting Standard Codification 740, Income Taxes, to the stand-alone financial statements of each member of the consolidated group as if the group members were a separate taxpayer. The calculation of the Company’s income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. Furthermore, the tax treatment of certain items reflected in the accompanying consolidated financial statements of the Company may not be reflected in the consolidated financial statements and tax returns of the Parent. Such items, including net operating losses, credit carry-forwards, and valuation allowances may exist in the accompanying consolidated financial statements that may or may not exist in the Parent’s consolidated financial statements. As a result, the income taxes of the Company as presented in the accompanying consolidated financial statements may not be indicative of the income taxes that the Company will generate in the future. Furthermore, current obligations for taxes where the Company’s operations were included in tax returns with the activities of the Parent are deemed settled with the Parent as a component of “Retained earnings” for purposes of the accompanying consolidated financial statements.
Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to

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account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid.
Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss, capital loss, and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, and available tax planning strategies. These sources of income rely heavily on estimates to make this determination and, as a result, there is a risk that these estimates will have to be revised as new information is received. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. We believe we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets in the accompanying Consolidated Balance Sheets that are not subject to valuation allowances. We record the taxes for global intangible low-taxed income as a period cost.
We recognize liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the related provision.
We classify interest related to income tax liabilities as interest expense, and if applicable, penalties are recognized as a component of income tax expense. The income tax liabilities and accrued interest and penalties that are due within one year of the balance sheet date are presented as current liabilities. The noncurrent portion of our income tax liabilities and accrued interest and penalties are included within “Other liabilities” in the accompanying Consolidated Balance Sheets.
SELF-INSURANCE ACCRUALS. FedEx is self-insured for costs associated with workers’ compensation claims, vehicle accidents, property and cargo loss, general business liabilities, and benefits paid under employee disability programs. Accruals are primarily based on the actuarially estimated cost of claims incurred as of the balance sheet date. FedEx self-insures up to certain limits that vary by operating company and type of risk. Claims costs are recognized on a gross basis and a receivable is recorded for amounts covered by third-party insurance, as well as FedEx’s captive insurance program. Periodically, FedEx evaluates the level of insurance coverage and adjusts insurance levels based on risk tolerance and premium expense.
A portion of FedEx’s self-insurance reserve is attributable to FedEx Freight, up to a certain limit, representing FedEx Freight’s obligation. The current portion of self-insurance accruals related to FedEx Freight are included within “Accrued expenses” in the accompanying Consolidated Balance Sheets.
Liabilities for the risks we retain are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than our estimates.
LEASES. We lease certain facilities and vehicles under operating and finance leases. A determination of whether a contract contains a lease is made at the inception of the arrangement. Our leased facilities include service centers and administrative space.

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Our leases generally contain options to extend or terminate the lease. We reevaluate our leases on a regular basis to consider the economic and strategic incentives of exercising the renewal options, and how they align with our operating strategy. Therefore, substantially all the renewal option periods are not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability as the options to extend are not reasonably certain at lease commencement. Short-term leases with an initial term of 12 months or less are not recognized in the right-of-use asset and lease liability within the accompanying Consolidated Balance Sheets.
The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and our incremental borrowing rate, which approximates the rate at which we would borrow, on a collateralized basis, over the term of a lease in the applicable currency environment. The interest rate implicit in the lease is generally not determinable in transactions where we are the lessee. The incremental borrowing rate applied to the measurement of lease liabilities for the periods presented is not necessarily indicative of the incremental borrowing rate incurred had FedEx Freight operated as an independent, stand-alone entity during the periods presented, nor is it indicative of FedEx Freight’s future incremental borrowing rate.
For real estate leases, we account for lease components and non-lease components (such as common area maintenance) as a single lease component. Certain real estate leases require additional payments based on sales volume and index-based rate increases, as well as reimbursement for real estate taxes, common area maintenance, and insurance, which are expensed as incurred as variable lease costs. Certain leases contain fixed lease payments for items such as real estate taxes, common area maintenance, and insurance. These fixed payments are considered part of the lease payment and included in the right-of-use asset and lease liability. See Note 5, Leases, for additional information.
FOREIGN CURRENCY TRANSLATION. Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of “Accumulated other comprehensive loss” (“AOCL”) within equity in the accompanying Consolidated Balance Sheets. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included within “Other, net” in the accompanying Consolidated Statements of Income and were immaterial for each period presented.
STOCK-BASED COMPENSATION. Certain of our employees participate in the stock-based compensation plans sponsored by FedEx. The accounting guidance related to share-based payments requires recognition of compensation expense for stock-based awards using a fair value method. FedEx uses the Black-Scholes option pricing model to calculate the fair value of stock options. The value of restricted stock awards is based on the stock price of the award on the grant date. Expenses associated with our employees’ participation in the stock-based compensation plans and an allocation of shared employee costs are reflected within “Salaries and employee benefits” in the accompanying Consolidated Statements of Income and were $10 million in 2025, $12 million in 2024, and $13 million in 2023.
As of May 31, 2025, there was $11 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share-based compensation arrangements. This compensation expense is expected to be recognized on a straight-line basis over the remaining weighted-average vesting period of approximately two years.
SEGMENT INFORMATION. As described in Note 1, Description of Business and Basis of Presentation, we operate in one reportable segment. John A. Smith, the announced President and Chief Executive Officer of FedEx Freight upon separation, is our CODM and utilizes operating income as the primary measure of segment performance because it reflects the underlying business performance and provides the CODM with a basis for making resource allocation decisions. Operating income is defined as income before other income (expense) and income tax expense. Our CODM utilizes operating income in the annual budget and monthly forecasting processes, and considers forecast-to-actual variances on a monthly basis, when making resource allocation decisions. Our CODM regularly reviews significant expense details, which

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include salaries and employee benefits, purchased transportation, rentals, depreciation and amortization, fuel, maintenance and repairs, and other operating expenses. These expense categories are included within operating expenses in the accompanying Consolidated Statements of Income and are used by the CODM in assessing performance and allocating resources.
CONTINGENCIES. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Refer to Note 12, Contingencies, for further discussion.
USE OF ESTIMATES. The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenue and expenses, and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include self-insurance accruals, retirement plan obligations, long-term incentive accruals, tax liabilities, loss contingencies, litigation claims, impairment assessments on long-lived assets (including goodwill) that rely on projections of future cash flows, purchase price allocations, and allocations of shared services and general corporate costs.
NOTE 3:   RECENT ACCOUNTING GUIDANCE
New accounting rules and disclosure requirements can significantly affect our reported results and the comparability of our financial statements. We believe the following new accounting guidance is relevant to the readers of our financial statements.
Recently Adopted Accounting Standards
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands disclosures about a public entity’s reportable segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s CODM uses reported segment profit or loss information in assessing segment performance and allocating resources. We adopted this standard effective June 1, 2024 (fiscal 2025). The adoption of this standard did not have a material effect on our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies, for further discussion about the segment information reviewed by our CODM.
In September 2022, the FASB issued ASU 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which requires entities to provide enhanced disclosures about supplier finance programs, including key terms of the programs, the amount of obligations outstanding at the end of the reporting period, and a roll-forward of those obligations. We adopted ASU 2022-04 on June 1, 2024 (fiscal 2025) on a retrospective basis for all periods presented. The adoption of this standard did not have a material impact on our consolidated financial statements.
New Accounting Standards and Accounting Standards Not Yet Adopted
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the United States and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2024 (fiscal 2026). We are assessing the effect of this update on our consolidated financial statements and related disclosures.
In March 2024, the Securities and Exchange Commission (“SEC”) adopted final rules requiring public entities to provide certain climate-related information in their registration statements and annual reports. As

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part of the disclosures, entities would have been required to quantify certain effects of severe weather events and other natural conditions in a note to their audited financial statements. The rules were originally scheduled to be effective for annual periods beginning in calendar 2025. In April 2024, the SEC voluntarily stayed implementation of the final rules pending certain legal challenges and in February 2025 requested that the court not schedule the matter for argument in order to allow time for the SEC to determine appropriate next steps. In March 2025, the SEC withdrew its defense of the rules. We are currently evaluating the status of these rules and the related litigation.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which expands disclosures about specific expense categories at interim and annual reporting periods. The update will be effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. We are assessing the effect of this update on our consolidated financial statements and related disclosures.
Other accounting pronouncements issued, but not effective until after May 31, 2025, are not expected to have a material impact on our consolidated financial statements, related disclosures, or internal controls.
NOTE 4:   SELECTED CURRENT ASSETS AND LIABILITIES
The components of selected current asset and liability captions at May 31 were as follows (in millions):
	2025	2024
Prepaid expenses and other
Prepaid taxes and licenses	$20	$24
Prepaid insurance	—	9
Prepaid maintenance and other	2	2
	$22	$35
Accrued salaries and employee benefits
Salaries	$44	$41
Employee benefits, including variable compensation	81	108
Compensated absences	102	100
	$227	$249
Accrued expenses
Self-insurance accruals	$103	$116
Taxes other than income taxes	45	54
Other	64	68
	$212	$238

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5:   LEASES
The following table is a summary of the components of net lease cost for the period ended May 31 (in millions):
	2025	2024
Operating lease cost	$245	$236
Finance lease cost:
Amortization of right-of-use assets	3	2
Interest on lease liabilities	3	3
Total finance lease cost	6	5
Short-term lease cost	9	8
Variable lease cost	39	41
Net lease cost	$299	$290
Supplemental cash flow information related to leases for the period ended May 31 is as follows (in millions):
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating leases	$239	$232
Operating cash flows paid for interest portion of finance leases	3	3
Financing cash flows paid for principal portion of finance leases	63	1
Right-of-use assets obtained in exchange for new operating lease liabilities	$132	$136
Right-of-use assets obtained in exchange for new finance lease liabilities	$94	$—
Supplemental information related to leases as of May 31 is as follows (dollars in millions):
	2025	2024
Weighted-average remaining lease term:
Operating leases	8.3	8.8
Finance leases	9.1	14.0

Weighted-average discount rate:
Operating leases	3.96%	3.76%
Finance leases	5.50%	5.86%
We utilize certain facilities and vehicles under finance and operating leases that expire at various dates through 2040. Our leased facilities include service centers and administrative space.

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A summary of future minimum lease payments under noncancelable operating and finance leases with an initial or remaining term in excess of one year at May 31, 2025 is as follows (in millions):
	Operating Leases	Finance Leases	Total Leases
2026	$221	$11	$232
2027	229	11	240
2028	214	11	225
2029	180	11	191
2030	156	10	166
Thereafter	617	42	659
Total lease payments	1,617	96	1,713
Less imputed interest	(257)	(23)	(280)
Present value of lease liability	$1,360	$73	$1,433
While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations. Certain of our lease agreements include guarantees from FedEx. The Company expects all guarantees by FedEx will be released prior to the effectiveness of the spin-off transaction. See Note 9, Related Party Transactions, for further discussion.
As of May 31, 2025, we have entered into additional leases which have not yet commenced and are therefore not part of the right-of-use asset and liability. These leases are generally for build-to-suit facilities and have undiscounted future payments of approximately $357 million and will commence when we gain beneficial access to the leased asset. Commencement dates are expected to be from 2026 to 2027.
NOTE 6:   COMPUTATION OF EARNINGS PER SHARE
There were no shares that had a dilutive effect during 2025, 2024, and 2023, and therefore the weighted-average common shares outstanding used to calculate both basic and diluted earnings per share are the same. The calculation of basic and diluted earnings per common share for the years ended May 31 was as follows (in millions, except share and per share amounts):
	2025	2024	2023
Basic earnings per common share:
Net earnings allocable to common shares	$1,346	$1,574	$1,581
Weighted-average common shares	25,000	25,000	25,000
Basic and diluted earnings per common share	$53,840	$62,960	$63,240
NOTE 7:   INCOME TAXES
The Company’s income tax provision was prepared using the separate return method. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements of each member of the consolidated group as if the group members were a separate taxpayer.
The components of income before income taxes for the years ended May 31 are as follows (in millions):
	2025	2024	2023
Domestic	$1,735	$1,995	$2,000
Foreign	67	84	90
Total income before income taxes	$1,802	$2,079	$2,090

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The components of the provision for income taxes for the years ended May 31 were as follows (in millions):
	2025	2024	2023
Current provision
Domestic:
Federal	$363	$453	$335
State and local	89	106	86
Foreign	21	22	26
	473	581	447
Deferred provision (benefit):
Domestic:
Federal	(15)	(65)	52
State and local	(1)	(10)	11
Foreign	(1)	(1)	(1)
	(17)	(76)	62
Total Provision	$456	$505	$509
A reconciliation of total income tax expense and the amount computed by applying the statutory federal income tax to income before income taxes for the years ended May 31 is as follows (dollars in millions):
	2025	2024	2023
Taxes computed at federal statutory rate	$378	$438	$438
Increases (decreases) in income tax from:
Prior period adjustments	3	(10)	(5)
State and local income taxes, net of federal benefit	69	75	76
Foreign operations	7	6	3
Tax credits	(4)	(6)	(6)
Valuation allowance	3	2	3
Provision for income taxes	$456	$505	$509
Effective income tax rate	25.3%	24.3%	24.4%
The Company’s effective income tax rate for the years ended May 31, 2025, 2024, and 2023, varied from the statutory tax rate primarily due to the impact of U.S. state and local income taxes.
We regularly assess the need for cash in the United States, as well as in our foreign subsidiaries, and will occasionally repatriate back to the United States excess earnings above working capital needs that can be repatriated with an immaterial tax cost. We assert all other historical earnings in our foreign subsidiaries are permanently reinvested and therefore no deferred taxes or withholding taxes have been provided. Determination of the amount of unrecognized deferred income tax liability related to any remaining undistributed foreign earnings and additional outside basis differences is not practicable.

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):
	2025		2024
	Deferred tax asset	Deferred tax liabilities	Deferred tax asset	Deferred tax liabilities
Property, equipment, leases and intangibles	$375	$(758)	$378	$(803)
Employee benefits	52	—	64	—
Self-insurance accruals	111	—	109	—
Other	20	(33)	31	(26)
Net operating loss/credit carryforwards	8	—	6	—
Valuation allowances	(8)	—	(5)	—
	$558	$(791)	$583	$(829)
The net deferred tax liabilities as of May 31 have been classified in the balance sheet as follows (in millions):
	2025	2024
Noncurrent deferred tax assets(1)	$2	$4
Noncurrent deferred tax liabilities	(235)	(250)
	$(233)	$(246)

(1)
Noncurrent deferred tax assets are included within “Other Assets” in the accompanying Consolidated Balance Sheets.

The valuation allowances primarily represent amounts reserved for foreign tax credits, which expire over varying periods starting in 2034. We establish valuation allowances if it is more likely than not that deferred income tax assets will not be realized. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets in our Consolidated Balance Sheets.
The net change in the total valuation allowance during 2025 and 2024 was $3 million and $2 million, respectively, which primarily relates to foreign tax credits.
Our liabilities for uncertain tax positions are less than $1 million for 2025, 2024, and 2023 associated with positions that, if favorably resolved, would provide a benefit to our income tax expense. We classify interest related to income tax liabilities as interest expense and, if applicable, penalties are recognized as a component of income tax expense. The balance of accrued interest and penalties is immaterial for all periods presented.
It is difficult to predict the ultimate outcome or the timing of resolution for tax positions. Changes may result from the conclusion of ongoing audits, appeals, or litigation in state, local, federal, and foreign tax jurisdictions, or from the resolution of various proceedings between U.S. and foreign tax authorities. It is reasonably possible that the amount of the benefit with respect to certain of our unrecognized tax positions will increase or decrease within the next 12 months. However, estimates of the amounts or ranges for individual matters where a material change is reasonably possible cannot be made. We believe we have recorded adequate amounts of tax reserves, including interest and penalties, for any adjustments that may occur.

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8:   DISAGGREGATED REVENUE
The following table presents revenue by service type and geographic information for the years ended May 31 (in millions):
	2025	2024	2023
Revenue by service type:
Priority	$5,584	$5,957	$6,456
Economy	2,891	3,034	3,120
Other	417	433	508
Total Revenue	$8,892	$9,424	$10,084

Geographical information:
U.S.	$8,645	$9,158	$9,820
International	247	266	264
Total Revenue	$8,892	$9,424	$10,084
International revenue includes shipments that either originate in or are destined to locations outside the United States, which could include U.S. payors.
NOTE 9:   RELATED PARTY TRANSACTIONS
Related Party Revenue and Purchases
FedEx Freight often provides transportation services to and receives services from other FedEx businesses. The nature of the services provided is similar to the services that FedEx Freight provides to its third-party customers. Revenue for these services were $171 million in 2025, $136 million in 2024, and $96 million in 2023. The costs for these services are reflected in the “Purchased transportation” line item in the accompanying Consolidated Statements of Income and were $10 million in 2025, $13 million in 2024, and $7 million in 2023.
All significant intercompany transactions between FedEx Freight and FedEx, other than those pertaining to centralized cash management, have been included in the accompanying consolidated financial statements and are considered to have been effectively settled at the time the transactions were recorded or are expected to be settled for cash. These amounts are included in the accompanying Consolidated Balance Sheets in the caption “Due to Parent, net.” The total net effect of the settlement of these intercompany transactions is reflected in the accompanying Consolidated Statements of Cash Flows as an operating activity.
Shared Services and Corporate Allocations
FedEx Freight has historically operated as part of FedEx and not as a stand-alone company. Accordingly, FedEx has allocated certain shared services and general corporate costs to FedEx Freight that are reflected as expenses in the accompanying consolidated financial statements including, but not limited to, information technology, marketing, sales, financial services, support services, customer experience, and corporate executives’ salaries and employee benefits. It is not practicable to estimate actual costs that would have been incurred had FedEx Freight been an independent, stand-alone company during the periods presented. The allocation methods used include specific identification when available or a pro rata basis of total revenue, headcount, specific revenue by function, transaction volume, or other relevant measures. Management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, FedEx Freight.

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Allocations for shared services and general corporate costs provided to FedEx Freight are reflected in the accompanying Consolidated Statements of Income as follows:
	Years ended May 31,
	2025	2024	2023
Operating expenses:
Salaries and employee benefits	$292	$253	$239
Rentals	8	8	8
Depreciation and amortization	55	51	58
Maintenance and repairs	29	28	31
Other	244	233	237
Total operating expenses	$628	$573	$573
Transaction Costs
Approximately $56 million of costs related to the separation of FedEx Freight have been incurred by FedEx for the year ended May 31, 2025. These costs include legal, consulting, and advisory fees. FedEx has assumed these separation costs incurred to date and none of these separation costs were allocated to FedEx Freight’s consolidated financial statements.
Employee Benefits
Refer to Note 2, Summary of Significant Accounting Policies, for discussion on FedEx Freight’s participation in defined benefit, defined contribution, and stock-based compensation plans managed by FedEx.
Cash Management
The Company participates in FedEx’s centralized cash management program. Interest income received from FedEx for the cumulative amount of cash swept from FedEx Freight to FedEx is included in “Related party interest income” in the accompanying Consolidated Statements of Income and was $388 million in 2025, $330 million in 2024, and $187 million in 2023. See Note 1, Description of Business and Basis of Presentation, for additional information related to FedEx’s centralized cash management program.
Receivables
The Company historically factored certain U.S. trade receivables through another subsidiary of FedEx on a non-recourse basis pursuant to a factoring agreement. Under this agreement, we sold customer receivables of $8.3 billion in 2025, $8.8 billion in 2024, and $9.4 billion in 2023. These receivables were not recognized on the Company’s Consolidated Balance Sheets. We incurred finance charges of $151 million in 2025, $150 million in 2024, and $122 million in 2023 which are included in the “Other” line item in the accompanying Consolidated Statements of Income.
Upon completion of the separation from FedEx, there is no guarantee that the Company will be able to enter into a similar financing arrangement with a third-party or be able to sell similar volumes of U.S. trade receivables to the amounts historically sold to FedEx. This could result in an increase in accounts receivable balances from those historically presented in the accompanying Consolidated Balance Sheets.
Leases
FedEx is a named guarantor for certain of FedEx Freight’s third-party lease agreements for the periods presented. In 2025, we began the process of releasing FedEx as a guarantor to our lessors in contemplation of the separation. We expect all guarantees from FedEx to be released prior to effectiveness of the spin-off transaction.

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Net Transfers to Parent
As described in Note 1, Description of Business and Basis of Presentation, net transfers to Parent represents FedEx’s historical investment in FedEx Freight and includes the net effect of transactions with and allocations from FedEx as well as FedEx Freight’s accumulated earnings. Net transfers to and from Parent are included within “Net Transfers to Parent” in the accompanying Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years ended May 31 as follows (in millions):
	2025	2024	2023
Cash pooling and general financing activities / other	$(1,102)	$(1,185)	$(1,192)
Corporate and other allocations	36	12	7
Income taxes	(7)	52	(68)
Total net transfers to Parent per Consolidated Statements of Changes in Equity	(1,073)	(1,121)	(1,253)
Stock-based compensation – equity classified awards	(4)	(4)	(2)
Total net transfers to Parent per Consolidated Statements of Cash Flows	$(1,077)	$(1,125)	$(1,255)
NOTE 10:   SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):
	2025	2024	2023
Cash payments for:
Interest (net of capitalized interest)	$3	$3	$2
Income taxes	$36	$37	$48
NOTE 11:   GUARANTEES AND INDEMNIFICATIONS
In conjunction with certain transactions, primarily the lease, sale, or purchase of real estate, operating assets, or services in the ordinary course of business, we may provide routine guarantees or indemnifications (e.g., environmental, fuel, tax, and intellectual property infringement), the terms of which range in duration, and often they are not limited and have no specified maximum obligation. The overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no material amounts have been recognized in our financial statements for the underlying fair value of these obligations.
NOTE 12:   CONTINGENCIES
Historical Guarantees of Parent’s Third-Party Debt. FedEx Freight was a named guarantor for the majority of FedEx’s third-party debt arrangements for the periods presented. We have not recognized a loss contingency in relation to these guarantees as FedEx has not experienced events of default and has not demonstrated indicators that it will be unable to settle its debt through its current operating cash flows. In 2025, FedEx began the process of releasing FedEx Freight as a guarantor in contemplation of the separation. Upon the effectiveness of the spin-off transaction, the Company expects all guarantees of FedEx debt will be released, with one exception, for which FedEx will indemnify FedEx Freight from any liability arising from such guarantee.
Other Matters. FedEx Freight is subject to other legal proceedings that arise in the ordinary course of business, including certain lawsuits containing various class-action allegations of wage-and-hour violations in which plaintiffs claim, among other things, that they were forced to work “off the clock,” were not paid

FEDEX FREIGHT, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
overtime, or were not provided work breaks or other benefits, as well as other lawsuits containing allegations that FedEx and its subsidiaries are responsible for third-party losses related to vehicle accidents that could exceed our insurance coverage for such losses. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations, or cash flows.
Environmental Matters. SEC regulations require us to disclose certain information about proceedings arising under federal, state, or local environmental provisions involving a governmental authority as a party if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold.
Pursuant to the SEC regulations, we use a threshold of $1 million or more for purposes of determining whether disclosure of any such proceedings is required. Applying this threshold, there are no environmental matters required to be disclosed for this period.
NOTE 13:   SUBSEQUENT EVENTS
The Company has evaluated events and transactions that occurred after the date of our accompanying Consolidated Balance Sheets through August 29, 2025, the date the accompanying financial statements were available for issuance, for potential recognition or disclosure in the consolidated financial statements. There were no other recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the accompanying consolidated financial statements.

SCHEDULE II
FEDEX FREIGHT, INC.
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MAY 31, 2025, 2024, AND 2023
(IN MILLIONS)
		ADDITIONS
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	CHARGED TO EXPENSES	CHARGED TO OTHER ACCOUNTS		DEDUCTIONS		BALANCE AT END OF YEAR
Accounts Receivable Reserves:
Allowance for Credit Losses
2025	$8	$19	$—		$15	(a)	$12
2024	8	11	—		11	(a)	8
2023	9	9	—		10	(a)	8
Allowance for Revenue Adjustments
2025	$3	$—	$8	(b)	$9	(c)	$2
2024	3	—	11	(b)	11	(c)	3
2023	4	—	7	(b)	8	(c)	3

(a)
Uncollectible accounts written off, net of recoveries, and other adjustments.

(b)
Principally charged against revenue.

(c)
Service failures, rebills, and other.

FEDEX FREIGHT, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE DATA)
	November 30, 2025 (Unaudited)	May 31, 2025
ASSETS
CURRENT ASSETS
Cash	$92	$109
Receivables, less allowances of $19 and $14	121	132
Spare parts, supplies, and fuel	23	21
Prepaid expenses and other	58	22
Total current assets	294	284
PROPERTY AND EQUIPMENT, AT COST
Vehicles and trailers	3,940	3,964
Facilities and other	1,544	1,512
Ground support and dock equipment	644	621
Information technology	415	397
Total property and equipment, at cost	6,543	6,494
Less accumulated depreciation and amortization	3,745	3,714
Net property and equipment	2,798	2,780
OTHER LONG-TERM ASSETS
Operating lease right-of-use assets, net	1,392	1,352
Goodwill	602	602
Other assets	3	4
Total other long-term assets	1,997	1,958
TOTAL ASSETS	$5,089	$5,022
The accompanying notes are an integral part of these condensed consolidated financial statements.

FEDEX FREIGHT, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE DATA)
	November 30, 2025 (Unaudited)	May 31, 2025
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accrued salaries and employee benefits	$218	$227
Accounts payable	176	150
Due to Parent, net	83	5
Operating lease liabilities	171	172
Finance lease obligations	28	7
Accrued expenses	308	212
Total current liabilities	984	773
LONG-TERM LIABILITIES
Deferred income taxes	211	235
Self-insurance accruals	333	315
Operating lease liabilities	1,232	1,188
Finance lease obligations	149	66
Other liabilities	57	52
Total long-term liabilities	1,982	1,856
COMMITMENTS AND CONTINGENCIES
EQUITY
Common stock, no par value; 25,000 shares authorized; 25,000 shares issued and outstanding as of November 30, 2025 and May 31, 2025, respectively	—	—
Additional paid-in capital	—	—
Retained earnings	2,131	2,400
Accumulated other comprehensive loss	(8)	(7)
Total equity	2,123	2,393
TOTAL LIABILITIES AND EQUITY	$5,089	$5,022
The accompanying notes are an integral part of these condensed consolidated financial statements.

FEDEX FREIGHT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(IN MILLIONS, EXCEPT PER SHARE DATA)
	Three Months Ended November 30,		Six Months Ended November 30,
	2025	2024	2025	2024
REVENUE	$2,139	$2,177	$4,396	$4,506
OPERATING EXPENSES:
Salaries and employee benefits	1,070	1,051	2,136	2,105
Purchased transportation	197	197	398	400
Rentals	78	74	154	147
Depreciation and amortization	126	125	251	250
Fuel	110	111	223	232
Maintenance and repairs	96	95	185	185
Separation and other costs	152	—	161	—
Other	244	235	490	480
TOTAL OPERATING EXPENSES	2,073	1,888	3,998	3,799
OPERATING INCOME	66	289	398	707
OTHER INCOME:
Related party interest income	94	101	192	203
Other, net	4	2	7	7
TOTAL OTHER INCOME	98	103	199	210
INCOME BEFORE INCOME TAXES	164	392	597	917
PROVISION FOR INCOME TAXES	44	98	151	228
NET INCOME	$120	$294	$446	$689
BASIC EARNINGS PER COMMON SHARE	$4,800	$11,760	$17,840	$27,560
DILUTED EARNINGS PER COMMON SHARE	$4,800	$11,760	$17,840	$27,560
The accompanying notes are an integral part of these condensed consolidated financial statements.

FEDEX FREIGHT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN MILLIONS)
	Six Months Ended November 30,
	2025	2024
OPERATING ACTIVITIES
Net income	$446	$689
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	222	222
Provision for uncollectible accounts	11	9
Other noncash items including leases and deferred income taxes	101	113
Stock-based compensation	7	6
Separation and other costs, net of payments	83	—
Changes in assets and liabilities:
Receivables	(1)	(2)
Other current assets	(37)	(8)
Accounts payable and other liabilities	(76)	(128)
Due from (to) Parent, net	74	(172)
Other, net	1	1
Cash provided by operating activities	831	730
INVESTING ACTIVITIES
Capital expenditures	(132)	(230)
Proceeds from asset dispositions and other	8	5
Cash used in investing activities	(124)	(225)
FINANCING ACTIVITIES
Principal payments on finance lease obligations	(6)	(1)
Net transfers to Parent	(718)	(529)
Cash used in financing activities	(724)	(530)
Effect of exchange rate changes on cash	—	(6)
Net decrease in cash	(17)	(31)
Cash at beginning of period	109	106
Cash at end of period	$92	$75
The accompanying notes are an integral part of these condensed consolidated financial statements.

FEDEX FREIGHT, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)
(IN MILLIONS)
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at August 31, 2025	$—	$—	$2,368	$(7)	$2,361
Net income	—	—	120	—	120
Foreign currency translation adjustments	—	—	—	(1)	(1)
Net transfers to Parent	—	—	(357)	—	(357)
Balance at November 30, 2025	$—	$—	$2,131	$(8)	$2,123
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at May 31, 2025	$—	$—	$2,400	$(7)	$2,393
Net income	—	—	446	—	446
Foreign currency translation adjustments	—	—	—	(1)	(1)
Net transfers to Parent	—	—	(715)	—	(715)
Balance at November 30, 2025	$—	$—	$2,131	$(8)	$2,123
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at August 31, 2024	$—	$—	$2,376	$(8)	$2,368
Net income	—	—	294	—	294
Foreign currency translation adjustments	—	—	—	(4)	(4)
Net transfers to Parent	—	—	(380)	—	(380)
Balance at November 30, 2024	$—	$—	$2,290	$(12)	$2,278
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at May 31, 2024	$—	$—	$2,127	$(3)	$2,124
Net income	—	—	689	—	689
Foreign currency translation adjustments	—	—	—	(9)	(9)
Net transfers to Parent	—	—	(526)	—	(526)
Balance at November 30, 2024	$—	$—	$2,290	$(12)	$2,278
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTE 1:   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION
BACKGROUND. In December 2024, FedEx Corporation (the “Parent” or “FedEx”) announced its plan to pursue a full separation of FedEx Freight, Inc. (“FedEx Freight,” the “Company,” “we,” or “our”), through the capital markets, creating a new publicly traded company, FedEx Freight Holding Company, Inc. The transaction, which will be implemented through the spin-off of shares of FedEx Freight Holding Company, Inc. to FedEx stockholders, is intended to be tax-free for U.S. federal income tax purposes for FedEx stockholders and be completed by June 2026. The completion of the spin-off is subject to certain conditions, including the effectiveness of a registration statement.
DESCRIPTION OF BUSINESS. FedEx Freight is a leading North American provider of less-than-truckload (“LTL”) freight transportation services. We offer a range of services designed to meet the diverse needs of LTL shippers including time-critical transportation needs leveraging our advanced tracking capabilities and a comprehensive network of service centers and hubs that facilitate efficient delivery and pickup. FedEx Freight service offerings include priority services when speed is critical and economy services when time can be traded for savings. FedEx Freight is our sole reportable segment based upon the information used by our chief operating decision maker (“CODM”) in evaluating the performance of our business and allocating resources and capital.
FISCAL YEARS. Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2026 or ended May 31 of the year referenced and comparisons are to the corresponding period of the prior year.
In January 2025, the FedEx Board of Directors approved a change in the fiscal year-end from May 31 to December 31 for FedEx, inclusive of FedEx Freight. The fiscal year change is expected to be effective for the period beginning June 1, 2026.
BASIS OF PRESENTATION. Throughout the periods included in these condensed consolidated financial statements, FedEx Freight operated as part of FedEx and consisted of several legal entities. As stated in the accompanying historical audited consolidated financial statements, FedEx Custom Critical and FedEx Freight Canada’s results have been included retrospectively for all periods presented as the contribution of these entities to FedEx Freight was a transaction under common control. Accordingly, the financial statements are presented on a consolidated basis for all periods. Separate financial statements have not historically been prepared for FedEx Freight. These condensed consolidated financial statements have been derived from FedEx’s historical accounting records as if FedEx Freight’s operations had been conducted independently from FedEx, using the historical accounting policies applied by FedEx. These condensed consolidated financial statements were prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) that permit reduced disclosure for interim periods. For a more complete discussion of significant accounting policies and certain other information, refer to the financial statements included in FedEx Freight’s historical audited consolidated financial statements for the fiscal year ended May 31, 2025.
The historical results of operations, financial position and cash flows of FedEx Freight presented in these condensed consolidated financial statements may not be indicative of what they would have been had FedEx Freight been an independent stand-alone entity, nor are they necessarily indicative of FedEx Freight’s future results of operations, comprehensive income, financial position and cash flows. In the opinion of management, these condensed consolidated financial statements reflect all adjustments, including normal recurring adjustments, that are necessary for a fair presentation of results of operations and financial condition for the interim periods shown. The results for the interim periods are not necessarily indicative of results for the full year.
The condensed consolidated financial statements include all revenue and costs directly attributable to FedEx Freight and an allocation of expenses related to certain FedEx corporate and shared functions as described in Note 7, Related Party Transactions. These expenses have been allocated to FedEx Freight based on direct usage or benefit where specifically identifiable, with the remainder allocated pro rata based on an applicable measure of total revenue, headcount, specific revenue by function, transaction volume, or other relevant measures. Management considers these allocations to be a reasonable reflection of the utilization of services or the benefit received.
The condensed consolidated financial statements include all of the assets and liabilities specifically attributable to FedEx Freight and its subsidiaries, all of which are wholly owned.
All intercompany transactions and balances within FedEx Freight have been eliminated in these condensed consolidated financial statements. As described in Note 7, Related Party Transactions, certain transactions between FedEx Freight and FedEx have been included in these condensed consolidated financial statements.
FedEx uses a centralized approach to cash management and financing of its domestic operations. The related balances are increased through daily cash deposits by the Company to FedEx and decreased by cash distributions and disbursements made by FedEx on behalf of FedEx Freight for operating expenses. This arrangement is not reflective of the manner in which we would have financed our domestic operations had we been a stand-alone business separate from FedEx during the periods presented. As a result of this arrangement, we are dependent on transfers of cash from FedEx to fund our operations in certain situations. The amounts associated with this arrangement are reported in the caption “Retained earnings” as a component of equity in the accompanying Condensed Consolidated Balance Sheets and as a financing activity on the accompanying Condensed Consolidated Statements of Cash Flows. Refer to Note 7, Related Party Transactions, for further discussion.
FedEx’s third-party debt and related interest expense have not been attributed to FedEx Freight for the periods presented because FedEx’s borrowings are neither directly attributable to FedEx Freight nor is FedEx Freight the legal obligor of such borrowings. Refer to Note 8, Commitments and Contingencies, for further discussion of our guarantees of FedEx’s third-party debt during the periods presented.
FedEx and its affiliates provide a variety of services to FedEx Freight. Certain services and support functions such as information technology, marketing, sales, financial services, support services, customer experience, and various other FedEx shared services, are routinely allocated to FedEx Freight. In circumstances where charges were not historically billed to FedEx Freight by FedEx (or charges billed were not reflective of the full costs of doing business), those charges have been allocated to FedEx Freight and are reflected within the respective operating expense line item in the accompanying Condensed Consolidated Statements of Income. Where specific identification of charges was not practicable, a reasonable method of allocation was applied to those charges primarily based on a proportional share of total revenue. Refer to Note 7, Related Party Transactions, for further discussion.
Where allocations of amounts were necessary, the allocations of these amounts were determined on a reasonable basis and the methods were applied consistently for the periods presented and reflect all of the costs of FedEx Freight. These allocated amounts are not necessarily indicative of the actual amounts that might have been incurred or realized had FedEx Freight operated as an independent, stand-alone entity during the periods presented nor are they indicative of FedEx Freight’s future operations. Consequently, the condensed consolidated financial statements do not necessarily represent the results the Company would have achieved if the Company had operated as a separate stand-alone entity during the periods presented. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate, stand-alone company during the periods presented.
During the periods presented in these condensed consolidated financial statements, the operations of FedEx Freight were included in the consolidated U.S. federal and state income tax returns filed by FedEx. Income tax expense and other income tax related information contained in these condensed consolidated financial statements are presented on a separate return basis as if FedEx Freight had filed its own tax returns. The deferred income taxes of FedEx Freight as presented in these condensed consolidated financial statements, including tax attributes such as net operating losses or credit carryforwards, may not be indicative of the deferred tax assets available to FedEx Freight in the future. FedEx Freight’s uncertain tax positions recorded under the separate return method may also differ from those recorded in FedEx’s financial statements.
NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These condensed consolidated financial statements should be read in conjunction with the accompanying historical audited consolidated financial statements. Significant accounting policies and other disclosures normally provided have been omitted since such items are disclosed in the accompanying historical audited consolidated financial statements.
EMPLOYEE BENEFIT PLANS
Defined Benefit Plans
For all periods presented, certain of our U.S. employees and retirees participated in defined benefit pension and postretirement healthcare plans sponsored by FedEx. Our participation in the defined benefit pension and postretirement healthcare plans sponsored by FedEx is accounted for under the multiemployer approach. The accompanying Condensed Consolidated Statements of Income reflect a proportionate allocation of net periodic benefit costs for the multiemployer plans associated with FedEx Freight employees for the three- and six-month periods ended November 30, 2025 and 2024. These expenses are reflected within “Salaries and employee benefits” and “Other, net” as applicable in the accompanying Condensed Consolidated Statements of Income. Expenses associated with our employees’ participation in FedEx-sponsored defined benefit plans, as well as an allocation of shared employee net periodic benefit costs, were $8 million and $11 million for the three-month periods ended November 30, 2025 and 2024, respectively, and $17 million and $22 million for the six-month periods ended November 30, 2025 and 2024, respectively.
Defined Contribution Plans
Certain of our employees in Canada participate in a defined contribution plan sponsored by FedEx Freight while certain of our employees in the United States participate in a defined contribution plan sponsored by FedEx. All contributions in the United States are subject to maximum compensation and contribution limits for a tax-qualified defined contribution plan as prescribed by the Internal Revenue Service. Expenses associated with our employees’ participation in all defined contribution plans and an allocation of shared employee costs are reflected within “Salaries and employee benefits” in the accompanying Condensed Consolidated Statements of Income and were $37 million and $32 million for the three-month periods ended November 30, 2025 and 2024, respectively, and $73 million and $68 million for the six-month periods ended November 30, 2025 and 2024, respectively.
NOTE 3:   RECENT ACCOUNTING GUIDANCE
New accounting rules and disclosure requirements can significantly affect our reported results and the comparability of our financial statements. We believe the following new accounting guidance is relevant to the readers of our financial statements.
Recently Adopted Accounting Standards
In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, effective for our 2026 annual financial statements. The new requirements will primarily affect the annual financial statement disclosures, with enhanced detail regarding the amount of cash taxes paid and the reconciliation of our effective tax rate.
New Accounting Standards and Accounting Standards Not Yet Adopted
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with U.S. GAAP. Per the FASB, the amendment does not intend to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. The update will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. We are assessing the effect of this update on our consolidated financial statements and related disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to Accounting for Internal-Use Software, which updates the accounting for internal-use software by eliminating the concept of development stages. Under the updated guidance, software costs are capitalized once management has authorized and committed to funding the project, and it is probable the project will be completed and the software will be used to perform the function intended. The update will be effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are assessing the effect of this update on our consolidated financial statements and related disclosures.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which simplifies the application of the current expected credit loss model for current accounts receivable and current contract assets under Accounting Standards Codification 606. The update is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are assessing the effect of this update on our consolidated financial statements and related disclosures.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which expands disclosures about specific expense categories at interim and annual reporting periods. The update will be effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. We are assessing the effect of this update on our consolidated financial statements and related disclosures.
NOTE 4:   LEASES
A summary of future minimum lease payments under noncancelable operating and finance leases with an initial or remaining term in excess of one year at November 30, 2025 is as follows (in millions):
	Operating Leases	Finance Leases	Total Leases
2026 (remainder)	$124	$18	$142
2027	244	36	280
2028	235	36	271
2029	201	36	237
2030	177	35	212
Thereafter	726	50	776
Total lease payments	1,707	211	1,918
Less imputed interest	(304)	(34)	(338)
Present value of lease liability	$1,403	$177	$1,580
While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations. Certain of our lease agreements include guarantees from FedEx. The Company expects all guarantees by FedEx will be released prior to the effectiveness of the spin-off transaction. See Note 7, Related Party Transactions, for further discussion.
As of November 30, 2025, we have entered into additional leases which have not yet commenced and are therefore not part of the right-of-use asset and liability. These leases are generally for build-to-suit facilities and have undiscounted future payments of approximately $425 million and will commence when we gain beneficial access to the leased asset. Commencement dates are expected to be from 2026 to 2028.
Supplemental cash flow information related to leases is as follows (in millions):
	Six Months Ended November 30,
	2025	2024
Right-of-use assets obtained in exchange for new operating lease liabilities	$78	$124
Right-of-use assets obtained in exchange for new finance lease liabilities	$110	$—

NOTE 5:   COMPUTATION OF EARNINGS PER SHARE
There were no shares that had a dilutive effect during the three- and six-month periods ended November 30, 2025 and 2024, and therefore the weighted-average common shares outstanding used to calculate both basic and diluted earnings per share are the same. The calculation of basic and diluted earnings per common share was as follows (in millions, except share and per share amounts):
	Three Months Ended November 30,		Six Months Ended November 30,
	2025	2024	2025	2024
Basic earnings per common share:
Net earnings allocable to common shares	$120	$294	$446	$689
Weighted-average common shares	25,000	25,000	25,000	25,000
Basic and diluted earnings per common share	$4,800	$11,760	$17,840	$27,560
NOTE 6:   DISAGGREGATED REVENUE
The following table presents revenue by service type and geographic information (in millions):
	Three Months Ended November 30,		Six Months Ended November 30,
	2025	2024	2025	2024
Revenue by service type:
Priority	$1,346	$1,367	$2,773	$2,832
Economy	691	706	1,421	1,472
Other	102	104	202	202
Total Revenue	$2,139	$2,177	$4,396	$4,506
Geographical information:
U.S.	$2,079	$2,114	$4,274	$4,378
International	60	63	122	128
Total Revenue	$2,139	$2,177	$4,396	$4,506
International revenue includes shipments that either originate in or are destined to locations outside the United States, which could include U.S. payors.
NOTE 7:   RELATED PARTY TRANSACTIONS
Related Party Revenue and Purchases
FedEx Freight often provides transportation services to and receives services from other FedEx businesses. The nature of the services provided is similar to the services that FedEx Freight provides to its third-party customers. Revenue for these services were $37 million and $41 million for the three-month periods ended November 30, 2025 and 2024, respectively, and $76 million and $84 million for the six-month periods ended November 30, 2025 and 2024, respectively. The costs for these services are reflected in the “Purchased transportation” line item in the accompanying Condensed Consolidated Statements of Income and were $2 million and $2 million in the three-month periods ended November 30, 2025 and 2024, respectively, and $4 million and $5 million in the six-month periods ended November 30, 2025 and 2024, respectively.
All significant intercompany transactions between FedEx Freight and FedEx, other than those pertaining to centralized cash management, have been included in these condensed consolidated financial statements and are considered to have been effectively settled at the time the transactions were recorded or are expected to be settled for cash. These amounts are included in the accompanying Condensed Consolidated Balance Sheets in the caption “Due to Parent, net”. The total net effect of the settlement of these intercompany transactions is reflected in the accompanying Condensed Consolidated Statements of Cash Flows as an operating activity.

Shared Services and Corporate Allocations
FedEx Freight has historically operated as part of FedEx and not as a stand-alone company. Accordingly, FedEx has allocated certain shared services and general corporate costs to FedEx Freight that are reflected as expenses in these condensed consolidated financial statements including, but not limited to, information technology, marketing, sales, financial services, support services, customer experience, and corporate executives’ salaries and employee benefits. It is not practicable to estimate actual costs that would have been incurred had FedEx Freight been an independent, stand-alone company during the periods presented. The allocation methods used include specific identification when available or a pro rata basis of total revenue, headcount, specific revenue by function, transaction volume, or other relevant measures. Management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided, to FedEx Freight.
Allocations for shared services and general corporate costs provided to FedEx Freight are reflected in the accompanying Condensed Consolidated Statements of Income as follows (in millions):
	Three Months Ended November 30,		Six Months Ended November 30,
	2025	2024	2025	2024
Operating expenses:
Salaries and employee benefits	$87	$75	$177	$146
Rentals	2	2	4	4
Depreciation and amortization	14	13	29	28
Maintenance and repairs	7	7	15	15
Other	58	60	121	127
Total operating expenses	$168	$157	$346	$320
Transaction Costs
Costs related to the separation of FedEx Freight of $53 million and $87 million were recognized by FedEx and $152 million and $161 million were recognized by FedEx Freight for the three- and six-month periods ended November 30, 2025, respectively. These costs include legal, consulting and advisory fees and were recorded in the “Separation and other costs” line item in the accompanying Condensed Consolidated Statements of Income. We did not incur any FedEx Freight spin-off costs in the six-month period ended November 30, 2024.
Employee Benefits
Refer to Note 2, Summary of Significant Accounting Policies, within these condensed consolidated financial statements and the accompanying historical audited consolidated financial statements for discussion on FedEx Freight’s participation in defined benefit, defined contribution, and stock-based compensation plans managed by FedEx.
Cash Management
The Company participates in FedEx’s centralized cash management program. Interest income received from FedEx for the cumulative amount of cash swept from FedEx Freight to FedEx is included in “Related party interest income” in the accompanying Condensed Consolidated Statements of Income and was $94 million and $101 million in the three-month periods ended November 30, 2025 and 2024, respectively, and $192 million and $203 million in the six-month periods ended November 30, 2025 and 2024, respectively. See Note 1, Description of Business and Basis of Presentation, for additional information related to FedEx’s centralized cash management program.
Receivables
The Company historically factored certain U.S. trade receivables through another subsidiary of FedEx on a non-recourse basis pursuant to a factoring agreement. Under this agreement, we sold customer receivables of $2.0 billion and $2.0 billion in the three-month periods ended November 30, 2025 and 2024, respectively, and $4.1 billion and $4.2 billion in the six-month periods ended November 30, 2025 and 2024, respectively. These receivables were not recognized on the Company’s Condensed Consolidated Balance Sheets. We incurred finance charges of $35 million and $38 million in the three-month periods ended November 30, 2025 and 2024, respectively, and $70 million and $78 million in the six-month periods ended November 30, 2025 and 2024, respectively, which are included in the “Other” line item in the accompanying Condensed Consolidated Statements of Income.
On November 30, 2025, the Company’s factoring agreement with FedEx was terminated in preparation for the Spin-Off. Upon completion of the Spin-Off, there is no guarantee that the Company, if it desires to enter into a similar financing arrangement, will be able to enter into such an arrangement with a third-party or be able to sell similar volumes of U.S. trade receivables to the amounts historically sold to FedEx. This could result in an increase in accounts receivable balances from those historically presented in the Condensed Consolidated Balance Sheets.
Leases
FedEx is a named guarantor for certain of FedEx Freight’s third-party lease agreements for the periods presented. In 2025, we began the process of releasing FedEx as a guarantor to our lessors in contemplation of the separation. We expect all guarantees from FedEx to be released prior to effectiveness of the spin-off transaction.
Net Transfers to Parent
As described in Note 1, Description of Business and Basis of Presentation, net transfers to Parent represents FedEx’s historical investment in FedEx Freight and includes the net effect of transactions with and allocations from FedEx as well as FedEx Freight’s accumulated earnings. Net transfers to and from Parent are included within “Net Transfers to Parent” in the accompanying Condensed Consolidated Statements of Changes in Equity and Condensed Consolidated Statements of Cash Flows. The components of the net transfers to Parent were as follows (in millions):
	Six Months Ended November 30,
	2025	2024
Cash pooling and general financing activities / other	$(776)	$(537)
Corporate and other allocations	31	16
Income taxes	30	(5)
Total net transfers to Parent per Condensed Consolidated Statements of Changes in Equity	(715)	(526)
Stock-based compensation – equity classified awards	(3)	(3)
Total net transfers to Parent per Condensed Consolidated Statements of Cash Flows	$(718)	$(529)
NOTE 8:   COMMITMENTS AND CONTINGENCIES
Intermodal Container Purchase Agreement. On September 22, 2025, FedEx Freight entered into a purchase agreement to acquire intermodal containers for an aggregate purchase price of $36 million. The containers are expected to be retrieved on a monthly basis, with all containers to be retrieved on or before February 28, 2026. As of November 30, 2025, the Company purchased approximately $6 million of intermodal containers.
Historical Guarantees of Parent’s Third-Party Debt. FedEx Freight was a named guarantor for the majority of FedEx’s third-party debt arrangements for the periods presented. We have not recognized a loss contingency in relation to these guarantees as FedEx has not experienced events of default and has not demonstrated indicators that it will be unable to settle its debt through its current operating cash flows. In 2025, FedEx began the process of releasing FedEx Freight as a guarantor in contemplation of the separation. Upon the effectiveness of the spin-off transaction, the Company expects all guarantees of FedEx debt will be released, with one exception, for which FedEx will indemnify FedEx Freight from any liability arising from such guarantee.

Other Matters. FedEx Freight is subject to other legal proceedings that arise in the ordinary course of business, including certain lawsuits containing various class-action allegations of wage-and-hour violations in which plaintiffs claim, among other things, that they were forced to work “off the clock,” were not paid overtime, or were not provided work breaks or other benefits, as well as other lawsuits containing allegations that FedEx and its subsidiaries are responsible for third-party losses related to vehicle accidents that could exceed our insurance coverage for such losses. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not have a material adverse effect on our financial position, results of operations, or cash flows.
Environmental Matters. SEC regulations require us to disclose certain information about proceedings arising under federal, state, or local environmental provisions involving a governmental authority as a party if we reasonably believe that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to the SEC regulations, we use a threshold of $1 million or more for purposes of determining whether disclosure of any such proceedings is required. Applying this threshold, there are no environmental matters required to be disclosed for this period.
NOTE 9:   SUBSEQUENT EVENTS
The Company has evaluated events and transactions that occurred after the date of our accompanying Condensed Consolidated Balance Sheets through January 16, 2026, the date these financial statements were available for issuance, for potential recognition or disclosure in the condensed consolidated financial statements. On November 18, 2025, the Company entered into a True Sale and Assignment Agreement with FedEx in connection with the spin-off. Under the agreement, effective December 1, 2025, the Company reacquired all outstanding U.S. trade receivables previously sold to FedEx under the Company’s factoring arrangement described above for approximately $1.0 billion. This transaction was structured as a true sale without recourse, resulting in the Company resuming ownership and collection of its outstanding receivable balances. There were no other recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in these condensed consolidated financial statements.